Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

VOYA FLEXIBLE INCOME ANNUITY

Supplement Dated May 1, 2018 to the Contract Prospectus

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

Notice of and Important Information About An Upcoming Fund Reorganization

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class I shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

Merging Portfolio	Surviving Portfolio
Voya Multi-Manager Large Cap Core Portfolio (Class I)	Voya Index Plus LargeCap Portfolio (Class I)

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolio will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Portfolio will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. See the **"INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at: Attention: Payout Services, One Orange Way, Windsor, CT 06095-4774 or calling us at 1-800-584-6001.

Information about the Surviving Portfolio. Summary information about the Voya Index Plus LargeCap Portfolio (Class I) can be found in **APPENDIX II – FUND DESCRIPTIONS** in your Contract Prospectus. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Attention: Payout Services
One Orange Way
Windsor, CT 06095-4774
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
Voya Flexible Income Annuity
CONTRACT PROSPECTUS – MAY 1, 2018

The Contract. The contract described in this prospectus is a fixed or variable, group and/or individual immediate annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). The contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). We may also issue contracts directly without a relationship to an existing Company contract or a retirement plan. The contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code") or with retirement plans under Tax Code Sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

Why Reading This Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. The information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contract offers variable investment options and a fixed dollar option. When you purchase the contract, your purchase payment will be applied to the investment options you select. Some investment options may be unavailable through your contract, your plan or in your state.

Variable Income Payments. If you select variable income payments, the amount of your variable income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (the "funds") listed on the next page. Subaccount performance will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 10. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain for future reference.

Fixed Income Payments. If you select fixed income payments, the amount of your fixed income payment amount will not vary. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed dollar option in **APPENDIX I** of this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount of compensation we pay. The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2018 Statement of Additional Information ("SAI") about the separate account free of charge by indicating your request on your application or enrollment form, calling us at 1-800-584-6001 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company"** section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-109622. The SAI table of contents is listed on page 46 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds*

Calvert VP SRI Balanced Portfolio (Class I)	Voya Russell^{TM} Large Cap Growth Index Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Voya Russell^{TM} Large Cap Index Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Small Company Portfolio (Class I)[2]
Fidelity® VIP Growth Portfolio (Initial Class)	Voya Strategic Allocation Conservative Portfolio (Class I)[3]
Franklin Small Cap Value VIP Fund (Class 2)	Voya Strategic Allocation Growth Portfolio (Class I)[3]
Invesco V.I. American Franchise Fund (Series I)	Voya Strategic Allocation Moderate Portfolio (Class I)[3]
Invesco V.I. Core Equity Fund (Series I)	VY® American Century Small-Mid Cap Value Portfolio (Class S)
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)	VY® Baron Growth Portfolio (Class S)
Voya Balanced Portfolio (Class I)	VY® Clarion Real Estate Portfolio (Class I)
Voya Global Bond Portfolio (Class I)	VY® Columbia Contrarian Core Portfolio (Class S)
Voya Global Equity Portfolio (Class I)[1]	VY® Invesco Comstock Portfolio (Class S)
Voya Government Money Market Portfolio (Class I)	VY® Invesco Equity and Income Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)	VY® JPMorgan Mid Cap Value Portfolio (Class S)[4]
Voya Index Plus LargeCap Portfolio (Class I)	VY® Oppenheimer Global Portfolio (Class I)
Voya Index Plus MidCap Portfolio (Class I)	VY® Pioneer High Yield Portfolio (Class I)
Voya Index Plus SmallCap Portfolio (Class I)	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)	
Voya International Index Portfolio (Class I)	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class I)	VY® T. Rowe Price Growth Equity Portfolio (Class I)
Voya Large Cap Value Portfolio (Class I)	VY® Templeton Foreign Equity Portfolio (Class I)
Voya Multi-Manager Large Cap Core Portfolio (Class I)	

*See "APPENDIX II – FUND DESCRIPTIONS" for a complete listing of all fund name changes since your last supplement and for further information about the funds.

[1] This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account" for more information.**

[2] Voya Small Company Portfolio is only available to plans offering the fund prior to April 29, 2011.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses" for additional information.**

[4] VY® JPMorgan Mid Cap Value Portfolio is only available to individuals invested in this fund and/or plans offering this fund as of February 7, 2014.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Contract Design

The contract described in this prospectus is a fixed and/or variable, group or individual immediate annuity contract. It is designed for individuals who would like regular income payments from an annuity contract.

Who's Who

Contract Holder: The person or plan to whom we issue an individually owned contract, or the plan to which we issue a group master contract. We may also refer to the contract holder as the contract owner.

You (the "Participant"): The individual who owns an individual contract, participates in a group master contract, or who receives income payments in connection with an individual contract owned by a plan sponsor.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, please review **"CONTRACT PURCHASE AND PARTICIPATION."**

The Contract and Your Retirement Plan

We may offer this contract to employees or other individuals in connection with a retirement plan.

Plan Type. We refer to a retirement plan by the Tax Code Section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code Section 457. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), 408(b) or 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company

To answer your questions, contact your sales representative or write or call our Customer Service at:

Attention: Payout Services
One Orange Way
Windsor, CT 06095-4774
1-800-584-6001

Sending Forms and Written Requests in Good Order

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your sales representative or write or call us to learn what information is required for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

Contract Rights

For individual and group master contracts issued in connection with 401 and 457 plans, the plan sponsor is the contract holder and holds the rights under the contract. Section 401 and 457 plan sponsors may allow their participants to exercise certain limited contract rights. For example, a Section 401 or 457 plan sponsor has the right to make investment selections, but may permit their individual participants to exercise that right. For individual contracts issued on a nonqualified basis and those issued in connection with 408(b) and most 403(b) retirement plans, the individual is the contract holder and holds all contract rights. In situations where an individual or group master contract is issued to the plan sponsor of a 403(b) plan, the participant generally holds all contract rights. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) Plans."**

Income Payment Options. You may select from a number of features for your payments including but not limited to: duration, number of payees, payments to beneficiaries, guaranteed minimum payment amount, and variable or fixed payments. Some features require payment of additional fees. **See "INCOME PAYMENTS."**

Free Look/Right to Cancel. The contract holder may cancel the contract no later than within 10 days of receipt (some states require more than 10 days). Participants in 403(b) plans and some 401 plans may cancel their participation in a group contract no later than 10 days after they receive evidence of participation in the contract. **See "RIGHT TO CANCEL."**

Death Benefit. If any guaranteed income payments remain to be paid at the time of the death of the annuitant or both annuitants, if applicable, they may be paid to your beneficiary. **See "DEATH BENEFIT."**

Withdrawals. Some income payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An early withdrawal charge may apply. **See "WITHDRAWALS."**

Fees. Certain fees associated with the contract will reduce income payments. **See "FEE TABLE"** and **"FEES."**

Taxation. The Tax Code has certain rules that apply to amounts distributed under the contract. Tax penalties may apply if rules are not followed. **See "FEDERAL TAX CONSIDERATIONS."**

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The tables and examples in this section show the fees that may affect the amount of variable income payments. For fees applicable to fixed income payments, see APPENDIX I. See "FEES" for additional information. State premium taxes currently ranging from 0% to 3.5% of purchase payments may also be deducted.*

Maximum Transaction Expenses

Early Withdrawal Charge
(As a percentage of the present value of remaining guaranteed income payments withdrawn)[1]

In this Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- Transaction Fees;
- Fund Redemption Fees;
- Fees Deducted from Investments in the Separate Account; and
- Reduction or Elimination of Certain Fees.

Early Withdrawal Charge Schedule[2]

Number of Years from Contract Effective Date[3]	Early Withdrawal Charge
Fewer than 1	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

* State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES - Premium and Other Taxes."**

_____
[1] Although the maximum early withdrawal charge is 7% of the remaining guaranteed income payments withdrawn, the total early withdrawal charge deducted will not exceed 8.5% of your purchase payment to the contract. **See "FEES - Early Withdrawal Charge."**

[2] Not all contracts permit withdrawals. Under certain contracts withdrawals are not allowed during the first year. **See "WITHDRAWALS."**

[3] For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date. For amounts transferred into this contract as a result of an internal exchange, **see "FEES."**

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Fees Deducted from the Subaccounts. (Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

For Contracts Without the Guaranteed Minimum Income Feature:

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge	1.25%	0.95%
Administrative Expense Charge[4]	0.25%	0.00%
Total Separate Account Expenses	1.50%	0.95%

For Contracts With the Five-Year Guaranteed Minimum Income Feature:

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge	1.25%	0.95%
Administrative Expense Charge[4]	0.25%	0.00%
Five-Year Guaranteed Minimum Income Charge[5]	1.00%	1.00%
Total Separate Account Expenses	2.50%	1.95%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the fund's most recent fiscal year end without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses		
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.39%	1.41%

See the "FEES – Fund Fees and Expenses" section of this prospectus for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

----

[4] We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the subaccounts equivalent to not more than 0.25% annually.

[5] This charge terminates after five years.

Examples

The following examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include contract holder transaction expenses, separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these Examples, we deducted the **maximum** contract fees and expenses and the **maximum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3.5% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				**Example (B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts *without* the guaranteed minimum income feature	$900	$1,305	$1,715	$3,106	$293	$889	$1,502	$3,106
Applicable to contracts *with* the five-year guaranteed minimum income feature	$993	$1,581	$2,171	$3,495	$391	$1,177	$1,968	$3,495

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these Examples, we deducted the **maximum** contract fees and expenses and the **minimum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3.5% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				**Example (B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts *without* the guaranteed minimum income feature	$805	$1,014	$1,224	$2,123	$191	$586	$1,000	$2,123
Applicable to contracts *with* the five-year guaranteed minimum income feature	$898	$1,299	$1,705	$2,561	$291	$884	$1,492	$2,561

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV** of this prospectus, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contract is designed for persons who would like to receive regular income payments from an annuity contract. The contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). We may also issue contracts directly without a relationship to an existing Company contract or a retirement plan. The contract is available as either a nonqualified contract or as a qualified contract for use with a traditional IRA under Section 408(b) of the Tax Code or with retirement plans qualifying under Tax Code Sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans. Availability as a group contract is subject to state approval. We reserve the right to limit purchase of an individual nonqualified contract to natural persons.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. We must be notified by the employer or plan trustee if the contract is offered in connection with a 403(b) or 401 plan that is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

How to Purchase. You may purchase the contract by submitting your purchase payment and the required application or enrollment forms to us.

Purchase Payment Amount. To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made. We reserve the right to lower the minimum required payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

Acceptance or Rejection. We must accept or reject your application or enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payment for five business days pending completion. In all cases, we may hold a purchase payment for longer periods with your permission. If we reject your application or enrollment, we will return the forms and any purchase payment.

Age Requirements. The maximum issue age is between 80 and 95, depending upon the income payment option and features selected. We reserve the right to modify the maximum issue age.

Allocation of Your Purchase Payment to the Investment Options. We will allocate your purchase payment, less any applicable premium taxes**,** among the investment options you select. Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time. You may also select the fixed dollar option and allocate all or a portion of your purchase payment to the general account. **See "INVESTMENT OPTIONS."** Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them.

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your sales representative. Make sure that you understand the investment options it provides, its other features, the risk and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

RIGHT TO CANCEL

When and How to Cancel. The contract holder may cancel the contract within 10 days of receipt (some states require more than 10 days) by returning it, or the document showing your participation under a group contract, to our Customer Service along with a written notice of cancellation. For contracts issued in connection with 401 or 457 plans, the contract holder may follow these procedures on behalf of the participant.

Refunds. On the day we receive the request for cancellation in good order, we will calculate your contract value. Your refund will equal that value and will reflect deduction of any income payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the contract as an IRA), we may be required to return your entire purchase payment. We will issue your refund within seven calendar days of our receipt of your request in good order.

INVESTMENT OPTIONS

When you purchase the contract, your purchase payment (less any applicable premium tax) will be applied to the investment options you select. If you select variable investment options, you will receive variable income payments. If you select the fixed dollar option, you will receive fixed income payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the separate account) under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of separate account under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX II**. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Unless otherwise noted, all funds are diversified as defined under the 1940 Act. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
• Mixed funding--bought for annuities and life insurance; and
• Shared funding--bought by more than one company.

Possible Conflicts of Interest. It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**;

- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  > A fund no longer suits the purposes of your contract;
  > There is a change in laws or regulations;
  > There is a change in the fund's investment objectives or restrictions;
  > The fund is no longer available for investment; or
  > Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Selecting Investment Options

When Selecting Investment Options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses and the **FIXED DOLLAR OPTION** Appendix in this prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Availability of Options.** Some funds may be unavailable through your contract or plan or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan;
- **Transfers Among Variable Investment Options.** You may transfer amounts among the available subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the fixed dollar option; and
- **Transfer Requests.** Requests may be made, after the contract is issued, in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided under **"FEE TABLE."** Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of the present value of remaining guaranteed income payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. Not all contracts permit withdrawals. **See "WITHDRAWALS."**

Amount: The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 8.5% of your purchase payment to the contract.

Early Withdrawal Charge Schedule:

Number of Years from Contract Effective Date*	Early Withdrawal Charge
Fewer than 1**	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

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* For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date. For amounts transferred into this contract as an internal exchange, see **"Internal Exchanges"** below.

** Certain contracts do not allow withdrawals during the first contract year.

When/How. At the time of withdrawal we deduct this charge from the amount withdrawn.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Internal Exchanges. In the case of amounts transferred from a prior contract or other arrangement issued or administered by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first purchase payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract or other arrangement. There is no surrender charge under this contract on amounts transferred or rolled over as an internal transfer when the prior contract or arrangement imposed a front end load, there was no applicable surrender charge under the prior contract or arrangement, or if the prior contract or arrangement would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Types of Fees

The following types of fees and deductions associated with the contract may affect the amount of your variable income payments. For fees applicable to fixed payments see **"APPENDIX I."**

- Transaction Fees
  - > Early Withdrawal Charge
  - > Fund Redemption Fees
- Fees Deducted from Investments in the Separate Account
  - > Mortality and Expense Risk Charge
  - > Administrative Expense Charge
  - > Five-Year Guaranteed Minimum Income Charge
- Reduction or Elimination of Certain Fees
- Fund Fees and Expenses
  - > Revenue from the Funds
  - > Fund of Funds
- Premium and Other Taxes

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we would deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount: 1.25% annually of values invested in the subaccounts. We currently charge 0.95% annually.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract. It consists of the following risks:
- The mortality risks are those risks associated with our promise to make lifetime income payments based on annuity rates specified in the contract; and
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this charge.

Administrative Expense Charge

Maximum Amount: We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the subaccounts.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Five-Year Guaranteed Minimum Income Charge

This additional charge is assessed only if you select the five-year guaranteed minimum income feature.

Amount: 1.00% annually of values invested in the subaccounts until the five-year guarantee period has ended.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. This charge will be assessed only during the first five contract years.

Purpose. This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum income payments. For additional information regarding those risks, see **"Mortality and Expense Risk Charge - Purpose"** in this section.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:
• The size and type of group of individuals to whom the contract is issued;
• A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts or arrangements offered by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or
• The type and frequency of administrative and sales services to be provided.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE - Fund Fees and Expenses,"** each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
• A share of the management fee;
• Service fees;
• For certain share classes, 12b-1 fees; and
• Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
• Communicating with customers about their fund holdings;
• Maintaining customer financial records;
• Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
• Recordkeeping for customers, including subaccounting services;
• Answering customer inquiries about account status and purchase and redemption procedures;
• Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
• Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
• Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made cash payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2017, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity VIP Funds
- Franklin® VIP Funds
- Lord Abbett Funds
- Invesco V.I. Funds
- Calvert Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2017, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 3.5%, depending upon the jurisdiction.

When/How. Our current practice is to reflect the cost of premium taxes in our income payment rates. We reserve the right, however, to deduct a charge for premium taxes from your purchase payment on the contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

CALCULATING VARIABLE INCOME PAYMENTS

The amount of any variable income payment is determined by multiplying the number of annuity units that you hold by an annuity unit value ("AUV") for each unit.

Annuity Units. When you select variable income payments, your initial purchase payment purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of units purchased is based on your purchase payment amount and the value of each unit on the day the purchase payment is invested. Generally, the number of units will not vary over the life of the contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an annuitant if a reduction in payment to a surviving annuitant was selected, transfers among subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among subaccounts or make a change in a guaranteed payment period, the current value of your contract will not change as a result of either of these events.

Annuity Unit Value ("AUV"). The value of each annuity unit in a subaccount is called the annuity unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects daily deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, if any, and the guaranteed minimum income charge (if applicable). We discuss these deductions in more detail in **"FEE TABLE"** and **"FEES."**

Valuation. We determine the AUV every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net return factor of the subaccount, and by a factor to reflect the assumed annual net return rate. The net return factor measures the investment performance of the subaccount from one valuation to the next. The assumed annual net return rate will be either 3.5% or 5%, as you select. **Currently, we are only offering an assumed annual net return rate of 3.5%.**

Current AUV = Prior AUV x Net Return Factor x
Assumed Annual Net Return Rate Factor

Net Return Factor. The net return factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net return rate.

The net return rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any and the guaranteed minimum income charge (if applicable). **See "FEES."**

The net return rate may be either positive or negative.

WITHDRAWALS

Withdrawals of Variable Income Payments

You may make partial or full withdrawals of the present value of any remaining guaranteed variable income payments if you are receiving payments under either one of the following:
- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval); or
- The nonlifetime payment option.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawals of Fixed Income Payments
(For additional details see APPENDIX I - FIXED DOLLAR OPTION.)

You may make partial or full withdrawals of the present value of any remaining fixed income payments if you are receiving payments under either one of the following:
- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval); or
- The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawal Value

Variable Income Payments. For any withdrawal of remaining variable guaranteed income payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the income payments (i.e., the 3.5% or 5% assumed annual net return rate stated in the contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in good order at our Customer Service.

Fixed Income Payments. See **APPENDIX I** for details regarding the withdrawal value of fixed payments.

Amount Received. For partial withdrawals, you will receive, reduced by any required withholding tax, the amount you specify, subject to the value in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge as described in **"FEES - Early Withdrawal Charge,"** and may also be subject to redemption fees as described in **"FEES - Fund Redemption Fees."**

Reduction of Remaining Payments

Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the subaccounts proportionately, unless you designate otherwise. For lifetime income payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

DEATH BENEFIT

The following describes the death benefit applicable to variable income payments. These are also outlined under "**INCOME PAYMENTS - Payment Options**." For information on the death benefit applicable to the fixed dollar option, refer to **APPENDIX I**.

See "**INCOME PAYMENTS**" for a definition of annuitant and beneficiary as used in this section.

Payment of Death Benefit. Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:
1. Life Income - Guaranteed Payments;
2. Life Income - Two Lives - Guaranteed Payments; or
3. Nonlifetime - Guaranteed Payments.

Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See **"FEDERAL TAX CONSIDERATIONS"** for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the income payment start date. Under payment options 1 and 2 above, a lump-sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump-sum payment of the present value of any death benefit may be requested at any time. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of your request in good order.

Calculation of Lump-Sum Payment of the Death Benefit. The value of the lump-sum payment of the death benefit will equal the present value of any remaining guaranteed income payments, calculated using the same rate we used to calculate the income payments (i.e., the 3.5% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in good order. Such value will reflect any payments made after the date of death. See **APPENDIX I** - **FIXED DOLLAR OPTION** for information on calculation of a lump-sum payment of the death benefit applicable to the fixed dollar option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Who Receives Death Benefit Proceeds? The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file with us as of the date of death.

Changes in Beneficiary Designations. The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

Some restrictions may apply to beneficiary changes under qualified contracts.

INCOME PAYMENTS

Under the contract, we will make regular income payments to you or to a payee you designate in writing.

Initiating Payments. To initiate income payments, you must make the following selections on your application or enrollment form:
- Payment start date;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Income payment option and any special features, such as a right to withdraw or the Five-Year Guaranteed Minimum Income Feature*;
- Fixed, variable or a combination of both fixed and variable payments;
- The subaccounts to allocate your purchase payment among (only if variable payments are elected); and
- An assumed annual net return rate (only if variable payments are elected).

*If you select the Five-Year Guaranteed Minimum Income Feature, you may not make any withdrawals.

Terms to understand:

Annuitant(s): The person(s) whose life or life expectancy(ies) determines the amount or continuation of lifetime income payments or whose death results in payment of death benefits.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to minimum distribution requirements if applicable.

What Affects Income Payment Amounts? Some of the factors that may affect the amount of your income payments include your age, gender, the amount of your purchase payment, the income payment option selected, the number of guaranteed income payments selected (if any), whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed annual net return rate selected.

Payment Due Dates. You will generally receive your first income payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with the Tax Code and regulations thereunder.

Minimum Payment Amounts. For all payment options, the initial income payment must be at least $50 per month, or total yearly payments of at least $250.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The fixed dollar option is described in **APPENDIX I.**

Assumed Annual Net Return Rate. If you select variable income payments we will apply an assumed annual net return rate of 3.5%. We reserve the right to also offer an assumed annual net return rate of 5%, in which case, you must select an assumed annual net return rate of either 5% or 3.5%. If you do not select an assumed annual net return rate, the default will be a 3.5% annual net return rate. **Currently, we are only offering an assumed annual net return rate of 3.5%.**

For contracts issued with an assumed annual net return rate of 5%, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

For contracts issued with an assumed annual net return rate of 3.5%, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. **See "CONTRACT OVERVIEW - Questions: Contacting the Company."**

Five-Year Guaranteed Minimum Income Feature. If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the guaranteed minimum payment amount shown in the contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment. If the variable annuity minimum income guarantee has been chosen or assumed, an assumed annual net return rate of 3.5% will apply.

Estimated Initial Payment Amount. On the date we issue the contract we estimate the amount of your initial payment based on the value of the annuity units your payment purchases on that date. **See "Calculating Variable Income Payments-Annuity Units."** Your guaranteed minimum payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:
- A lifetime payment option or a nonlifetime payment option of 15 years or more;
- The ability to make withdrawals;
- 100% variable payments;
- A 3.5% assumed annual net return rate; and
- Funds from the following list:

> Calvert VP SRI Balanced Portfolio	> Voya Russell[TM] Large Cap Index Portfolio
> Fidelity® VIP Equity-Income Portfolio	> Voya Strategic Allocation Conservative Portfolio
> Invesco V.I. Core Equity Fund	> Voya Strategic Allocation Growth Portfolio
> Voya Balanced Portfolio	> Voya Strategic Allocation Moderate Portfolio
> Voya Government Money Market Portfolio	> VY® Clarion Real Estate Portfolio
> Voya Growth and Income Portfolio	> VY® Invesco Comstock Portfolio
> Voya Index Plus LargeCap Portfolio	> VY® Invesco Equity and Income Portfolio
> Voya Intermediate Bond Portfolio	> VY® Pioneer High Yield Portfolio
> Voya Large Cap Value Portfolio	> VY® T. Rowe Price Equity Income Portfolio
> Voya Multi-Manager Large Cap Core Portfolio	

If you select this feature you may transfer only between these available funds.

Certain age restrictions may also apply.

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. **See "FEES."**

Start Date. The contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your income payment start date for up to 12 months following purchase of the contract. See **"FEDERAL TAX CONSIDERATIONS"** for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax and/or legal adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your plan.

Taxation. The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the minimum distribution requirements of Tax Code Section 401(a)(9). In some cases tax penalties will apply if rules are not followed. **For tax rules that may apply to the contract see "FEDERAL TAX CONSIDERATIONS."**

Payment Options

The following table lists the income payment options and their accompanying death benefits and rights to withdraw. **See "DEATH BENEFIT," "WITHDRAWALS," and APPENDIX I for additional detail.** We may offer additional income payment options under the contract from time to time.

Lifetime Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that no payment will be made if the annuitant dies prior to the first payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
	Right to Withdraw-None.
Life Income - Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary.
	Right to Withdraw: At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see **"WITHDRAWALS"**).
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that no payment will be made if both the annuitant and joint annuitant die before the first payment's due date. **Continuing Payments:** When you select this option you will also choose either: • Full or reduced payments to continue to the surviving annuitant after the first annuitant's death; or • 100% of the payment to continue to the annuitant on the joint annuitant's death, and a reduced payment to continue to the joint annuitant on the annuitant's death. In either case, payments cease upon the death of the surviving annuitant. Any reduction in payment will result in a corresponding reduction to the amount of the guaranteed minimum income payment, if applicable. **Death Benefit-None:** All payments end upon the death of both annuitants.
	Right to Withdraw-None.
Life Income - Two Lives - Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option.) **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first annuitant's death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary.
	Right to Withdraw: At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see **"WITHDRAWALS"**).

_____
* For qualified contracts a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier. For non-qualified contracts, a guaranteed payment period may not extend beyond age 100.

Nonlifetime Payment Option	
Nonlifetime - Guaranteed Payments	**Length of Payments:** Payments will continue for your choice of 5-50 years* (or other periods we may make available at the time you select this option). **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, payments will continue to the beneficiary. **Right to Withdraw:** • If you are receiving variable income payments you may withdraw all or a portion of any remaining guaranteed payments at any time. • If you elect to receive fixed income payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see **"WITHDRAWALS."**)

_____

* For qualified contracts a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier. For non-qualified contracts, a guaranteed payment period may not extend beyond age 100.

Right to Change Guaranteed Payment Period

If you are receiving payments under a nonlifetime payment option, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:
• You may make the change on any contract anniversary beginning on the second contract anniversary;
• Any change request must be in writing and received by us in good order within 30 days prior to the contract anniversary;
• A guaranteed payment period may be shortened to a period not less than 10 years from the contract effective date;
• For nonqualified contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the contract effective date or age 100, whichever is earlier;
• For qualified contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;
• The withdrawal value on the contract anniversary of the change, along with current benefit rates in effect at that time, will be used to determine the amount of the new annuity payments **(see "WITHDRAWALS - Withdrawal Value")**; and
• We will terminate your withdrawal rights if a life annuity option is chosen.

The right to change a payment period is available for both fixed and variable payments. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax and/or legal adviser.

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:

- **Introduction;**

- **Taxation of Nonqualified Contracts;**

- **Taxation of Qualified Contracts;**

- **Possible Changes in Taxation; and**

- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:
- That is purchased with a single premium;
- With annuity payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

This contract is designed as an immediate annuity. Treatment as an immediate annuity has significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges. **You should consult with your tax and/or legal adviser about use of the contract as an immediate annuity.**

Types of Contracts: Nonqualified or Qualified

The contract may be issued as either a "nonqualified contract" or as a "qualified contract" for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code or with retirement plans under Tax Code Sections 401, 403(b) or 457.

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your purchase payments to a nonqualified contract. Rather, nonqualified contracts are purchased with after-tax contributions and are purchased to save money with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, 408A or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such requirements, and we reserve the right to modify your contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Non-Qualified Contract.** If the owner of the contract is not a natural person (in other words, you are not an individual), a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

- **Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs before the contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. A market value adjustment, if applicable, could increase the contract value. Investment in the contract is generally equal to the amount of all purchase payments to the contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Tax Code Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity contract, provided that annuity payments are made for a period of 10 years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of a contract owner.

Generally, amounts distributed from a contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some contracts offer a death benefit that may exceed the greater of the purchase payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a non-qualified contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the contract at the time of the transfer. In such case, the transferee's investment in the contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;

- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirement of the IRS. **The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, where the contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan is a 457(b) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
• Contributions in excess of specified limits;
• Distributions before age 59½ (subject to certain exceptions);
• Distributions that do not conform to specified commencement and minimum distribution rules; and
• Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and program to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and, includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $18,500 (for 2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,500 (as indexed for 2018). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) or Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
• $6,000; or
• The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($37,000); or (b) the basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit.) For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
• The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA, or amounts from a governmental 457(b) plan that are attributable to amounts transferred from a qualified plan.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b), Roth 457(b) and Roth IRA. A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b), Roth 457(b) or a Roth IRA account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b), Roth 457(b) or a Roth IRA account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - > If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - > The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);

- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans and IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
* Over the life of the designated beneficiary; or
* Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
* December 31 of the calendar year following the calendar year of your death; or
* December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner' surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from this plan, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under this contract except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 7%. In addition to the commission paid upon receipt of a purchase payment to the contract, we may pay an additional amount, the total amount of which will not exceed 7% of the total commission paid with respect to a given purchase payment. Such additional payments will not be made upon receipt of the purchase payment, but will be paid over the same time period as the income payment option selected by the contract owner. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. In limited circumstances, certain of these distributors may also receive compensation, overrides or reimbursement for expenses associated with the distribution of the contract. At times certain distributors may be offered an enhanced commission for a limited period of time. Commissions and other payments, when combined, could exceed 7% of total purchase payments.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum 7.0% commission rate noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Voya Financial Advisors, Inc.	14.	MSI Financial Services, Inc.
2.	Lincoln Investment Planning, Inc.	15.	GWN Securities Inc.
3.	LPL Financial Corporation	16.	Lincoln Financial Advisors Corporation
4.	Morgan Stanley Smith Barney LLC	17.	First Allied Securities, Inc.
5.	Regulus Advisors, LLC	18.	Founders Financial Securities, LLC
6.	Kestra Investment Services, LLC	19.	Royal Alliance Associates, Inc.
7.	Cetera Investment Services LLC	20.	Northwestern Mutual Investment Services, Inc.
8.	Woodbury Financial Services, Inc.	21.	Ameriprise Financial Services, Inc.
9.	American Portfolios Financial Services, Inc.	22.	Cadaret, Grant & Co., Inc.
10.	PlanMember Securities Corporation	23.	IMA Wealth, Inc.
11.	Lockton Financial Advisors, LLC	24.	Huckin Financial Group, Inc.
12.	Securities America, Inc.	25.	Ameritas Investment Corp.
13.	NYLIFE Securities LLC		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the broker-dealer and the registered representative responsible for your contract are set forth on your application.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Payout Services in writing at the addresses provided in **"CONTRACT OVERVIEW—Questions: Contacting the Company"** or by calling 1-800-238-6273.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary holidays or weekends) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or
- During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership

Ownership of the contract may be changed to the extent permitted by law. You should immediately notify the Company, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service. We reserve the right to reject transfer of ownership to a non-natural person. A transfer of ownership may have tax consequences and you should consult with a tax and/or legal adviser before transferring ownership of the contract.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

APPENDIX I
FIXED DOLLAR OPTION

The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your purchase payment to the fixed dollar option. If you choose the fixed dollar option, your income payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments **(see "*Withdrawals*" in this Appendix)**. Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this Appendix regarding the fixed dollar option has not been reviewed by the SEC.

Payment Options

All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your purchase payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

- **A Cash Refund Feature.** (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump-sum payment equal to the purchase payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income-two lives" payment option that has no reduction in payment to the survivor. **See "INCOME PAYMENTS - Payment Options."** You may not elect a right to withdraw or elect an increasing annuity with this feature.

- **An Increasing Annuity.** (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor. **See "INCOME PAYMENTS - Payment Options."** You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity.

Fixed Income Payment Amounts

The amount of each payment depends upon: (1) the purchase payment that you allocate to the fixed dollar option, less any premium tax; and (2) the payment option and features chosen.

Withdrawals

Withdrawal Value-Lifetime Payment Options. If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity 10 year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

Withdrawal Value-Nonlifetime Payment Options. If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

The adjusted contract rate equals (Rate of Return) + WY - IY, where:

Rate of Return is the fixed annuity present value interest rate shown in your contract
WY is the withdrawal yield
IY is the issue yield
WY is determined as follows:
(1) WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of noncallable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date; where
(2) The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal; and the
(3) Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

IY is determined as follows:
(1) IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of noncallable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date;
(2) The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date;
(3) Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number; or
(4) Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

Number of Years from Contract Effective Date*	Early Withdrawal Charge
1 or more, but fewer than 2	6%
2 or more, but fewer than 3	5%
3 or more, but fewer than 4	4%
4 or more, but fewer than 5	3%
5 or more, but fewer than 6	2%
6 or more, but fewer than 7	1%
7 or more	0%

The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

Internal Exchanges. In the case of amounts transferred from a prior contract or arrangement issued or administered by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first purchase payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract or arrangement. There is no surrender charge under this contract on amounts transferred or rolled over as an internal transfer when the prior contract or arrangement imposed a front end load, there was no applicable surrender charge under the prior contract, or arrangement or if the prior contract or arrangement would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

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*   For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

Reduction or Elimination of the Early Withdrawal Charge. We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

- The size and type of group of individuals to whom the contract is offered;
- The type and frequency of administrative and sales services to be provided; or
- Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliates; receiving distributions or making internal transfers from other contracts or arrangements offered by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

Death Benefit

If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

Payment of Death Benefit. Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. **See "FEDERAL TAX CONSIDERATIONS"** for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump-sum payment of any death benefit may be requested within six months following the date of death. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of request in good order. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the **"CONTRACT OVERVIEW – Questions: Contacting the Company"** section of this prospectus.

If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

Death Benefit Amount. If you elect a right to withdraw, the death benefit value will be determined as described under "Withdrawal" in this Appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service of proof of death acceptable to us and a request for payment in good order.

APPENDIX II
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.*, income and capital appreciation, both realized and unrealized).
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

APPENDIX III

CALCULATION OF PRESENT VALUE OF REMAINING GUARANTEED VARIABLE OR FIXED INCOME PAYMENTS

To the extent that the contracts allow for the full or partial withdrawal of the present value of remaining guaranteed variable or fixed income payments, the present value for each will be calculated as follows:

Withdrawals - Variable Income

The present value of remaining guaranteed variable income payments is calculated as follows:

Present Value = [Units x Current Unit Value] x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = $[(1 - v \wedge n) / d]$ x $\{ 1 / [(1 + i) \wedge (b / (365 / m))] \}$

Notes: $[(1 - v \wedge n) / d]$ is the present value of \$1 / mode with the first payment due immediately.

$\{ 1 / [(1 + i) \wedge (b / (365 / m))] \}$ is a discount factor representing the time value difference between the first payment being due immediately and the actual number of days before the first payment is due.

Where:

$i = [(1 + AIR) \wedge (1 / mode)] - 1$
$v = 1 / (1 + i)$
$d = i / (1 + i)$
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

This is calculated for each fund held and summed for a total present value amount.

Withdrawals - Fixed Income

The present value of remaining guaranteed fixed income payments is calculated as follows:

Present Value = Fixed Benefit x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [(1 - v ^ n) / d] x { 1 / [(1 + i) ^ (b / (365 / m))] }

Notes: [(1 - v ^ n) / d] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [(1 + i) ^ (b / (365 / m))] } is a discount factor representing the time value difference between the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = [(1 + adjusted contract rate) ^ (1 / mode)] - 1
v = 1 / (1 + i)
d = i / (1 + i)
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

Examples

Withdrawal (assuming variable income with one fund)
The present value of remaining guaranteed variable income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn):

Let Units = 10 and Current Unit Value = $15,

Present Value = 10 x $15 x 23.1825 = $3,477.37

Where Annuity Factor equals:

[(1 - 0.997137 ^ 24) / 0.002863] x { 1 / [(1 + 0.002871) ^ (20 / (365 / 12))] }
= 23.1825

Where:
Let AIR = 3.5%

i = [(1 + 0.035) ^ (1 / 12)] - 1 = 0.002871
v = 1 / (1 + 0.002871) = 0.997137
d = 0.002871 / (1 + 0.002871) = 0.002863
n = 24
m = 12
b = 20

<u>Withdrawals (assuming fixed income)</u>
The present value of remaining guaranteed fixed income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn) (using equivalent assumptions as the variable example to see the similarity):

Let Fixed Benefit = $150,

Present Value = $150 x 23.1825 = $3,477.37

Where Annuity Factor equals:

[(1 - 0.997137 ^ 24) / 0.002863] x { 1 / [(1 + 0.002871) ^ (20 / (365 / 12))] }
= 23.1825

Where:

Let the Adjusted Contract Rate = 3.5%

i = [(1 + 0.035) ^ (1 / 12)] - 1 = 0.002871
v = 1 / (1 + 0.002871) = 0.997137
d = 0.002871 / (1 + 0.002871) = 0.002863
n = 24
m = 12
b = 20

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Fund name changes after December 31, 2017 are not reflected in the following information.

TABLE I

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% ASSUMED ANNUAL NET RETURN RATE OF 3.50%

(Selected data for annuity units outstanding throughout each period, unaudited)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$10.90	$10.56	$11.28	$10.75	$9.52	$9.00	$9.00	$8.39	$6.99	$10.64
Value at end of period	$11.68	$10.90	$10.56	$11.28	$10.75	$9.52	$9.00	$9.00	$8.39	$6.99
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.46	$15.93	$16.53	$15.43	$12.28	$11.02	$11.82	$10.53	$8.11	$14.74
Value at end of period	$19.21	$16.46	$15.93	$16.53	$15.43	$12.28	$11.02	$11.82	$10.53	$8.11
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.96	$11.47	$12.48	$12.00	$9.78	$8.71	$9.02	$8.19	$6.57	$11.97
Value at end of period	$14.00	$12.96	$11.47	$12.48	$12.00	$9.78	$8.71	$9.02	$8.19	$6.57
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.81	$13.28	$12.95	$12.16	$9.32	$8.49	$8.85	$7.46	$6.07	$12.01
Value at end of period	$16.57	$12.81	$13.28	$12.95	$12.16	$9.32	$8.49	$8.85	$7.46	$6.07
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.08	$14.51	$16.37	$17.01	$13.04	$11.51	$12.50	$10.19	$8.24	$12.86
Value at end of period	$19.15	$18.08	$14.51	$16.37	$17.01	$13.04	$11.51	$12.50	$10.19	$8.24
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.23	$12.53	$13.90	$13.43	$10.86	$9.96	$10.41	$9.93	$8.09	$12.10
Value at end of period	$14.33	$13.23	$12.53	$13.90	$13.43	$10.86	$9.96	$10.41	$9.93	$8.09
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.73	$13.22	$14.36	$13.45	$10.79	$9.84	$10.71	$8.92	$7.36	$12.69
Value at end of period	$15.06	$14.73	$13.22	$14.36	$13.45	$10.79	$9.84	$10.71	$8.92	$7.36
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$10.65	$10.32	$10.99	$10.81	$9.68	$8.90	$9.42	$8.63	$7.56	$10.99
Value at end of period	$11.69	$10.65	$10.32	$10.99	$10.81	$9.68	$8.90	$9.42	$8.63	$7.56
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$9.40	$9.24	$10.09	$10.50	$11.43	$11.07	$11.15	$10.06	$8.64	$10.69
Value at end of period	$9.87	$9.40	$9.24	$10.09	$10.50	$11.43	$11.07	$11.15	$10.06	$8.64
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$6.71	$7.01	$7.32	$7.65	$7.99	$8.35	$8.72	$9.09	$9.47	$9.64
Value at end of period	$6.46	$6.71	$7.01	$7.32	$7.65	$7.99	$8.35	$8.72	$9.09	$9.47
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$13.45	$12.80	$13.57	$12.80	$10.24	$9.24	$9.68	$8.86	$7.11	$11.92
Value at end of period	$15.49	$13.45	$12.80	$13.57	$12.80	$10.24	$9.24	$9.68	$8.86	$7.11
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.33	$12.63	$13.08	$12.01	$9.44	$8.62	$9.01	$8.26	$7.01	$11.66
Value at end of period	$15.90	$13.33	$12.63	$13.08	$12.01	$9.44	$8.62	$9.01	$8.26	$7.01
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.67	$14.74	$15.68	$14.96	$11.61	$10.31	$10.90	$9.34	$7.41	$12.40
Value at end of period	$18.12	$16.67	$14.74	$15.68	$14.96	$11.61	$10.31	$10.90	$9.34	$7.41
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.43	$13.48	$14.56	$14.43	$10.56	$9.82	$10.34	$8.79	$7.36	$11.58
Value at end of period	$17.29	$16.43	$13.48	$14.56	$14.43	$10.56	$9.82	$10.34	$8.79	$7.36

VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$9.76	$9.86	$10.24	$10.03	$10.50	$10.03	$9.74	$9.27	$8.68	$9.91
Value at end of period	$9.82	$9.76	$9.86	$10.24	$10.03	$10.50	$10.03	$9.74	$9.27	$8.68
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.40	$12.85	$13.54	$15.04	$12.94	$11.39	$13.55	$13.13	$12.24	
Value at end of period	$14.82	$12.40	$12.85	$13.54	$15.04	$12.94	$11.39	$13.55	$13.13	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.66	$17.75	$17.44	$16.04	$12.80	$11.32	$11.67			
Value at end of period	$21.94	$17.66	$17.75	$17.44	$16.04	$12.80	$11.32			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.30	$9.45	$10.34	$9.81	$7.83	$7.14	$7.20	$6.31	$5.85	$8.75
Value at end of period	$11.20	$10.30	$9.45	$10.34	$9.81	$7.83	$7.14	$7.20	$6.31	$5.85
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.73	$12.23	$12.82	$11.62	$9.29	$8.79	$9.59	$8.63	$7.25	$11.57
Value at end of period	$14.84	$12.73	$12.23	$12.82	$11.62	$9.29	$8.79	$9.59	$8.63	$7.25
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.12	$20.71	$20.11	$18.58	$14.71	$13.42	$13.46	$12.47	$11.19	
Value at end of period	$26.54	$21.12	$20.71	$20.11	$18.58	$14.71	$13.42	$13.46	$12.47	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.23	$19.09	$19.59	$18.18	$14.42	$13.07	$13.37	$12.47	$11.45	
Value at end of period	$23.67	$20.23	$19.09	$19.59	$18.18	$14.42	$13.07	$13.37	$12.47	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.03	$15.97	$16.82	$16.49	$12.51	$11.42	$12.23	$10.28	$8.42	$12.76
Value at end of period	$20.27	$19.03	$15.97	$16.82	$16.49	$12.51	$11.42	$12.23	$10.28	$8.42
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.38	$10.27	$10.75	$10.53	$9.82	$9.13	$9.38	$8.82	$7.82	$10.69
Value at end of period	$10.99	$10.38	$10.27	$10.75	$10.53	$9.82	$9.13	$9.38	$8.82	$7.82
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.01	$10.76	$11.38	$11.15	$9.52	$8.65	$9.31	$8.61	$7.18	$11.74
Value at end of period	$12.42	$11.01	$10.76	$11.38	$11.15	$9.52	$8.65	$9.31	$8.61	$7.18
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.70	$10.49	$11.02	$10.79	$9.67	$8.90	$9.35	$8.72	$7.48	$11.24
Value at end of period	$11.73	$10.70	$10.49	$11.02	$10.79	$9.67	$8.90	$9.35	$8.72	$7.48
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.08	$16.91	$17.98	$16.70	$13.29	$11.93	$12.88	$11.03	$8.49	$12.08
Value at end of period	$21.35	$20.08	$16.91	$17.98	$16.70	$13.29	$11.93	$12.88	$11.03	$8.49
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.75	$16.62	$18.28	$18.31	$13.78	$12.03	$12.30	$10.16	$7.85	$13.96
Value at end of period	$20.55	$16.75	$16.62	$18.28	$18.31	$13.78	$12.03	$12.30	$10.16	$7.85
VY® CLARION REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.62	$12.62	$12.77	$10.25	$10.47	$9.44	$8.99	$7.32	$5.62	$9.52
Value at end of period	$12.74	$12.62	$12.62	$12.77	$10.25	$10.47	$9.44	$8.99	$7.32	$5.62
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.86	$11.43	$11.60	$10.75	$8.33	$7.76	$8.50	$7.93	$6.29	$10.82
Value at end of period	$13.80	$11.86	$11.43	$11.60	$10.75	$8.33	$7.76	$8.50	$7.93	$6.29
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.60	$12.07	$13.41	$12.84	$9.94	$8.75	$9.34	$8.47	$6.89	$11.33
Value at end of period	$15.32	$13.60	$12.07	$13.41	$12.84	$9.94	$8.75	$9.34	$8.47	$6.89

Condensed Financial Information (continued)

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$12.47	$13.31	$12.76	$10.67	$9.89	$10.44	$9.72	$8.27	$11.28
Value at end of period	$14.61	$13.76	$12.47	$13.31	$12.76	$10.67	$9.89	$10.44	$9.72	$8.27
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.67	$17.01	$18.33	$16.65	$13.23	$11.52	$11.82	$10.04	$8.35	$13.03
Value at end of period	$20.32	$18.67	$17.01	$18.33	$16.65	$13.23	$11.52	$11.82	$10.04	$8.35
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.94	$13.49	$13.54	$13.82	$11.36	$9.76	$11.11	$9.99	$7.48	$13.28
Value at end of period	$16.90	$12.94	$13.49	$13.54	$13.82	$11.36	$9.76	$11.11	$9.99	$7.48
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$14.15	$12.93	$14.17	$14.75	$13.72	$12.34	$12.99	$11.37	$7.10	$10.51
Value at end of period	$14.54	$14.15	$12.93	$14.17	$14.75	$13.72	$12.34	$12.99	$11.37	$7.10
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.98	$16.51	$16.91	$15.81	$12.22	$10.99	$11.93	$9.70	$6.92	$12.72
Value at end of period	$20.28	$16.98	$16.51	$16.91	$15.81	$12.22	$10.99	$11.93	$9.70	$6.92
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.19	$16.88	$18.94	$18.42	$14.84	$13.23	$13.94	$12.68	$11.81	
Value at end of period	$21.35	$19.19	$16.88	$18.94	$18.42	$14.84	$13.23	$13.94	$12.68	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.69	$16.15	$15.23	$14.64	$10.98	$9.65	$10.19	$9.11	$6.66	$12.05
Value at end of period	$20.06	$15.69	$16.15	$15.23	$14.64	$10.98	$9.65	$10.19	$9.11	$6.66
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$7.15	$7.34	$7.93	$8.88	$7.71	$6.78	$8.05	$7.72	$6.25	$10.13
Value at end of period	$8.38	$7.15	$7.34	$7.93	$8.88	$7.71	$6.78	$8.05	$7.72	$6.25

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% ASSUMED ANNUAL NET RETURN RATE OF 5.00%

(Selected data for annuity units outstanding throughout each period, unaudited)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$9.04	$8.89	$9.63	$9.32	$8.37	$8.03	$8.14	$7.70	$6.51	$10.05
Value at end of period	$9.56	$9.04	$8.89	$9.63	$9.32	$8.37	$8.03	$8.14	$7.70	$6.51
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.66	$13.41	$14.12	$13.37	$10.79	$9.83	$10.69	$9.67	$7.55	$13.92
Value at end of period	$15.71	$13.66	$13.41	$14.12	$13.37	$10.79	$9.83	$10.69	$9.67	$7.55
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$10.75	$9.66	$10.66	$10.39	$8.60	$7.77	$8.16	$7.51	$6.12	$11.31
Value at end of period	$11.45	$10.75	$9.66	$10.66	$10.39	$8.60	$7.77	$8.16	$7.51	$6.12
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$10.63	$11.18	$11.06	$10.53	$8.19	$7.57	$8.01	$6.84	$5.65	$11.34
Value at end of period	$13.56	$10.63	$11.18	$11.06	$10.53	$8.19	$7.57	$8.01	$6.84	$5.65
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.00	$12.21	$13.98	$14.73	$11.46	$10.27	$11.31	$9.35	$7.67	$12.14
Value at end of period	$15.66	$15.00	$12.21	$13.98	$14.73	$11.46	$10.27	$11.31	$9.35	$7.67
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.97	$10.55	$11.87	$11.63	$9.54	$8.88	$9.42	$9.11	$7.53	$11.43
Value at end of period	$11.72	$10.97	$10.55	$11.87	$11.63	$9.54	$8.88	$9.42	$9.11	$7.53

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$12.22	$11.13	$12.26	$11.65	$9.48	$8.77	$9.69	$8.19	$6.85	$11.98
Value at end of period	$12.32	$12.22	$11.13	$12.26	$11.65	$9.48	$8.77	$9.69	$8.19	$6.85
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$8.84	$8.69	$9.38	$9.37	$8.51	$7.94	$8.52	$7.92	$7.04	$10.38
Value at end of period	$9.57	$8.84	$8.69	$9.38	$9.37	$8.51	$7.94	$8.52	$7.92	$7.04
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$7.94	$7.92	$8.77	$9.26	$10.23	$10.05	$10.27	$9.40	$8.19	$10.28
Value at end of period	$8.22	$7.94	$7.92	$8.77	$9.26	$10.23	$10.05	$10.27	$9.40	$8.19
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$5.57	$5.90	$6.25	$6.63	$7.03	$7.45	$7.89	$8.34	$8.82	$9.10
Value at end of period	$5.29	$5.57	$5.90	$6.25	$6.63	$7.03	$7.45	$7.89	$8.34	$8.82
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.16	$10.77	$11.59	$11.09	$9.00	$8.24	$8.76	$8.13	$6.62	$11.25
Value at end of period	$12.67	$11.16	$10.77	$11.59	$11.09	$9.00	$8.24	$8.76	$8.13	$6.62
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$11.06	$10.63	$11.17	$10.40	$8.30	$7.68	$8.15	$7.58	$6.52	$11.02
Value at end of period	$13.00	$11.06	$10.63	$11.17	$10.40	$8.30	$7.68	$8.15	$7.58	$6.52
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.83	$12.41	$13.39	$12.96	$10.21	$9.19	$9.86	$8.57	$6.90	$11.71
Value at end of period	$14.82	$13.83	$12.41	$13.39	$12.96	$10.21	$9.19	$9.86	$8.57	$6.90
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.63	$11.35	$12.43	$12.50	$9.28	$8.76	$9.35	$8.07	$6.85	$10.93
Value at end of period	$14.14	$13.63	$11.35	$12.43	$12.50	$9.28	$8.76	$9.35	$8.07	$6.85
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$8.10	$8.30	$8.75	$8.69	$9.23	$8.94	$8.81	$8.50	$8.08	$9.36
Value at end of period	$8.03	$8.10	$8.30	$8.75	$8.69	$9.23	$8.94	$8.81	$8.50	$8.08
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.10	$11.67	$12.48	$14.07	$12.28	$10.96	$13.23	$13.00	$12.19	
Value at end of period	$13.08	$11.10	$11.67	$12.48	$14.07	$12.28	$10.96	$13.23	$13.00	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.02	$15.31	$15.26	$14.24	$11.53	$10.35	$10.82			
Value at end of period	$18.39	$15.02	$15.31	$15.26	$14.24	$11.53	$10.35			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.87	$8.26	$9.16	$8.82	$7.14	$6.60	$6.76	$6.00	$5.65	$8.57
Value at end of period	$9.50	$8.87	$8.26	$9.16	$8.82	$7.14	$6.60	$6.76	$6.00	$5.65
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$10.55	$11.22	$10.31	$8.37	$8.03	$8.89	$8.11	$6.91	$11.19
Value at end of period	$12.44	$10.83	$10.55	$11.22	$10.31	$8.37	$8.03	$8.89	$8.11	$6.91
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.92	$18.81	$18.54	$17.37	$13.95	$12.92	$13.14	$12.35	$11.14	
Value at end of period	$23.43	$18.92	$18.81	$18.54	$17.37	$13.95	$12.92	$13.14	$12.35	
Number of accumulation units outstanding at end of period	0	0	0	0	0					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.12	$17.34	$18.06	$17.00	$13.68	$12.58	$13.05	$12.35	$11.41	
Value at end of period	$20.90	$18.12	$17.34	$18.06	$17.00	$13.68	$12.58	$13.05	$12.35	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.79	$13.44	$14.36	$14.29	$11.00	$10.18	$11.06	$9.43	$7.84	$12.05
Value at end of period	$16.58	$15.79	$13.44	$14.36	$14.29	$11.00	$10.18	$11.06	$9.43	$7.84

CFI 4

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.62	$8.64	$9.18	$9.13	$8.63	$8.14	$8.48	$8.09	$7.28	$10.10
Value at end of period	$8.99	$8.62	$8.64	$9.18	$9.13	$8.63	$8.14	$8.48	$8.09	$7.28
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$9.14	$9.06	$9.71	$9.66	$8.37	$7.72	$8.42	$7.90	$6.69	$11.08
Value at end of period	$10.16	$9.14	$9.06	$9.71	$9.66	$8.37	$7.72	$8.42	$7.90	$6.69
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.88	$8.83	$9.41	$9.35	$8.50	$7.93	$8.46	$8.00	$6.96	$10.62
Value at end of period	$9.59	$8.88	$8.83	$9.41	$9.35	$8.50	$7.93	$8.46	$8.00	$6.96
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.66	$14.23	$15.35	$14.47	$11.68	$10.64	$11.65	$10.12	$7.90	$11.41
Value at end of period	$17.46	$16.66	$14.23	$15.35	$14.47	$11.68	$10.64	$11.65	$10.12	$7.90
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.90	$13.99	$15.61	$15.86	$12.11	$10.73	$11.12	$9.32	$7.31	$13.19
Value at end of period	$16.81	$13.90	$13.99	$15.61	$15.86	$12.11	$10.73	$11.12	$9.32	$7.31
VY® CLARION REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$10.98	$11.28	$9.18	$9.51	$8.70	$8.40	$6.94	$5.41	$9.29
Value at end of period	$10.77	$10.82	$10.98	$11.28	$9.18	$9.51	$8.70	$8.40	$6.94	$5.41
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.84	$9.62	$9.91	$9.31	$7.32	$6.92	$7.69	$7.27	$5.86	$10.22
Value at end of period	$11.29	$9.84	$9.62	$9.91	$9.31	$7.32	$6.92	$7.69	$7.27	$5.86
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$11.29	$10.16	$11.45	$11.12	$8.73	$7.80	$8.45	$7.78	$6.41	$10.70
Value at end of period	$12.53	$11.29	$10.16	$11.45	$11.12	$8.73	$7.80	$8.45	$7.78	$6.41
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.63	$10.69	$11.57	$11.26	$9.55	$8.98	$9.62	$9.08	$7.84	$10.85
Value at end of period	$12.17	$11.63	$10.69	$11.57	$11.26	$9.55	$8.98	$9.62	$9.08	$7.84
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.49	$14.31	$15.65	$14.43	$11.63	$10.27	$10.69	$9.22	$7.78	$12.31
Value at end of period	$16.62	$15.49	$14.31	$15.65	$14.43	$11.63	$10.27	$10.69	$9.22	$7.78
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$10.93	$11.56	$11.77	$12.19	$10.17	$8.86	$10.21	$9.33	$7.09	$12.59
Value at end of period	$14.08	$10.93	$11.56	$11.77	$12.19	$10.17	$8.86	$10.21	$9.33	$7.09
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$12.13	$11.25	$12.51	$13.21	$12.47	$11.37	$12.14	$10.78	$6.84	$10.26
Value at end of period	$12.29	$12.13	$11.25	$12.51	$13.21	$12.47	$11.37	$12.14	$10.78	$6.84
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.35	$14.16	$14.71	$13.94	$10.93	$9.98	$10.99	$9.06	$6.56	$12.24
Value at end of period	$16.89	$14.35	$14.16	$14.71	$13.94	$10.93	$9.98	$10.99	$9.06	$6.56
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.18	$15.33	$17.46	$17.22	$14.07	$12.73	$13.61	$12.55	$11.76	
Value at end of period	$18.84	$17.18	$15.33	$17.46	$17.22	$14.07	$12.73	$13.61	$12.55	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.02	$13.59	$13.00	$12.68	$9.65	$8.61	$9.22	$8.36	$6.20	$11.38
Value at end of period	$16.40	$13.02	$13.59	$13.00	$12.68	$9.65	$8.61	$9.22	$8.36	$6.20
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$6.31	$6.57	$7.21	$8.18	$7.21	$6.43	$7.74	$7.54	$6.25	$10.13
Value at end of period	$7.29	$6.31	$6.57	$7.21	$8.18	$7.21	$6.43	$7.74	$7.54	$6.25

TABLE III

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.95% ASSUMED ANNUAL NET RETURN RATE OF 3.50%

(Selected data for annuity units outstanding throughout each period, unaudited)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$9.56	$9.35	$10.09	$9.72	$8.69	$8.30	$8.38	$7.89	$6.65	$10.22
Value at end of period	$10.14	$9.56	$9.35	$10.09	$9.72	$8.69	$8.30	$8.38	$7.89	$6.65
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$11.36	$10.16	$11.17	$10.84	$8.93	$8.04	$8.40	$7.71	$6.25	$11.50
Value at end of period	$12.15	$11.36	$10.16	$11.17	$10.84	$8.93	$8.04	$8.40	$7.71	$6.25
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$11.59	$11.10	$12.43	$12.13	$9.91	$9.19	$9.70	$9.35	$7.69	$11.62
Value at end of period	$12.43	$11.59	$11.10	$12.43	$12.13	$9.91	$9.19	$9.70	$9.35	$7.69
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$9.34	$9.14	$9.83	$9.77	$8.84	$8.21	$8.78	$8.12	$7.19	$10.56
Value at end of period	$10.15	$9.34	$9.14	$9.83	$9.77	$8.84	$8.21	$8.78	$8.12	$7.19
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$8.35	$8.29	$9.14	$9.61	$10.57	$10.34	$10.52	$9.59	$8.32	$10.40
Value at end of period	$8.67	$8.35	$8.29	$9.14	$9.61	$10.57	$10.34	$10.52	$9.59	$8.32
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$5.89	$6.21	$6.55	$6.91	$7.30	$7.70	$8.13	$8.56	$9.00	$9.26
Value at end of period	$5.61	$5.89	$6.21	$6.55	$6.91	$7.30	$7.70	$8.13	$8.56	$9.00
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.79	$11.33	$12.14	$11.57	$9.35	$8.52	$9.02	$8.34	$6.76	$11.44
Value at end of period	$13.44	$11.79	$11.33	$12.14	$11.57	$9.35	$8.52	$9.02	$8.34	$6.76
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$11.68	$11.18	$11.71	$10.85	$8.62	$7.95	$8.40	$7.78	$6.66	$11.20
Value at end of period	$13.80	$11.68	$11.18	$11.71	$10.85	$8.62	$7.95	$8.40	$7.78	$6.66
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$8.56	$8.73	$9.16	$9.07	$9.58	$9.25	$9.08	$8.72	$8.25	$9.52
Value at end of period	$8.52	$8.56	$8.73	$9.16	$9.07	$9.58	$9.25	$9.08	$8.72	$8.25
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.27	$8.59	$9.49	$9.10	$7.34	$6.76	$6.89	$6.09	$5.71	$8.62
Value at end of period	$9.97	$9.27	$8.59	$9.49	$9.10	$7.34	$6.76	$6.89	$6.09	$5.71
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.39	$10.08	$10.68	$9.77	$7.90	$7.54	$8.32	$7.561	$6.41	$10.34
Value at end of period	$11.98	$10.39	$10.08	$10.68	$9.77	$7.90	$7.54	$8.32	$7.56	$6.41
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.72	$17.84	$18.50	$17.34	$13.89	$12.72	$13.15	$12.39	$12.07	
Value at end of period	$21.68	$18.72	$17.84	$18.50	$17.34	$13.89	$12.72	$13.15	$12.39	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.10	$9.09	$9.62	$9.52	$8.96	$8.42	$8.74	$8.30	$7.43	$10.27
Value at end of period	$9.53	$9.10	$9.09	$9.62	$9.52	$8.96	$8.42	$8.74	$8.30	$7.43
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$9.65	$9.53	$10.18	$10.08	$8.69	$7.98	$8.68	$8.10	$6.83	$11.27
Value at end of period	$10.78	$9.65	$9.53	$10.18	$10.08	$8.69	$7.98	$8.68	$8.10	$6.83
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.38	$9.29	$9.86	$9.75	$8.83	$8.21	$8.71	$8.21	$7.11	$10.80
Value at end of period	$10.18	$9.38	$9.29	$9.86	$9.75	$8.83	$8.21	$8.71	$8.21	$7.11

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.32	$11.44	$11.70	$9.48	$9.78	$8.91	$8.57	$7.05	$5.47	$9.36
Value at end of period	$11.31	$11.32	$11.44	$11.70	$9.48	$9.78	$8.91	$8.57	$7.05	$5.47
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$11.92	$10.68	$11.99	$11.60	$9.07	$8.07	$8.70	$7.98	$6.55	$10.89
Value at end of period	$13.30	$11.92	$10.68	$11.99	$11.60	$9.07	$8.07	$8.70	$7.98	$6.55
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.22	$11.19	$12.06	$11.68	$9.87	$9.24	$9.86	$9.26	$7.97	$10.98
Value at end of period	$12.84	$12.22	$11.19	$12.06	$11.68	$9.87	$9.24	$9.86	$9.26	$7.97
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$12.69	$11.72	$12.97	$13.65	$12.82	$11.65	$12.38	$10.95	$6.91	$10.34
Value at end of period	$12.91	$12.69	$11.72	$12.97	$13.65	$12.82	$11.65	$12.38	$10.95	$6.91
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$17.75	$15.77	$17.88	$17.57	$14.29	$12.87	$13.71	$12.59	$12.37	
Value at end of period	$19.55	$17.75	$15.77	$17.88	$17.57	$14.29	$12.87	$13.71	$12.59	

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.95% ASSUMED ANNUAL NET RETURN RATE OF 5.00%
(Selected data for annuity units outstanding throughout each period, unaudited)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$7.93	$7.87	$8.62	$8.42	$7.64	$7.40	$7.58	$7.24	$6.19	$9.65
Value at end of period	$8.29	$7.93	$7.87	$8.62	$8.42	$7.64	$7.40	$7.58	$7.24	$6.19
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$9.43	$8.55	$9.54	$9.39	$7.85	$7.17	$7.60	$7.07	$5.82	$10.86
Value at end of period	$9.94	$9.43	$8.55	$9.54	$9.39	$7.85	$7.17	$7.60	$7.07	$5.82
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.62	$9.34	$10.62	$10.51	$8.71	$8.19	$8.78	$8.58	$7.16	$10.98
Value at end of period	$10.17	$9.62	$9.34	$10.62	$10.51	$8.71	$8.19	$8.78	$8.58	$7.16
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$7.75	$7.69	$8.40	$8.46	$7.77	$7.32	$7.94	$7.45	$6.69	$9.97
Value at end of period	$8.30	$7.75	$7.69	$8.40	$8.46	$7.77	$7.32	$7.94	$7.45	$6.69
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$7.05	$7.10	$7.95	$8.48	$9.45	$9.38	$9.69	$8.95	$7.89	$10.00
Value at end of period	$7.22	$7.05	$7.10	$7.95	$8.48	$9.45	$9.38	$9.69	$8.95	$7.89
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$4.88	$5.22	$5.59	$5.99	$6.41	$6.87	$7.35	$7.85	$8.38	$8.74
Value at end of period	$4.59	$4.88	$5.22	$5.59	$5.99	$6.41	$6.87	$7.35	$7.85	$8.38
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.78	$9.54	$10.37	$10.03	$8.22	$7.60	$8.16	$7.66	$6.29	$10.81
Value at end of period	$10.99	$9.78	$9.54	$10.37	$10.03	$8.22	$7.60	$8.16	$7.66	$6.29
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$9.69	$9.41	$10.00	$9.40	$7.57	$7.09	$7.59	$7.14	$6.20	$10.58
Value at end of period	$11.29	$9.69	$9.41	$10.00	$9.40	$7.57	$7.09	$7.59	$7.14	$6.20
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$7.10	$7.35	$7.83	$7.86	$8.42	$8.25	$8.21	$8.00	$7.68	$8.99
Value at end of period	$6.97	$7.10	$7.35	$7.83	$7.86	$8.42	$8.25	$8.21	$8.00	$7.68

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$7.98	$7.50	$8.41	$8.18	$6.69	$6.25	$6.47	$5.80	$5.51	$8.45
Value at end of period	$8.46	$7.98	$7.50	$8.41	$8.18	$6.69	$6.25	$6.47	$5.80	$5.51
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.91	$8.77	$9.42	$8.75	$7.17	$6.95	$7.78	$7.17	$6.17	$10.09
Value at end of period	$10.13	$8.91	$8.77	$9.42	$8.75	$7.17	$6.95	$7.78	$7.17	$6.17
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$16.76	$16.21	$17.05	$16.22	$13.18	$12.24	$12.83	$12.27	$11.93	
Value at end of period	$19.14	$16.76	$16.21	$17.05	$16.22	$13.18	$12.24	$12.83	$12.27	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$7.55	$7.65	$8.21	$8.25	$7.88	$7.51	$7.90	$7.62	$6.92	$9.70
Value at end of period	$7.80	$7.55	$7.65	$8.21	$8.25	$7.88	$7.51	$7.90	$7.62	$6.92
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$8.01	$8.02	$8.69	$8.73	$7.64	$7.12	$7.85	$7.43	$6.36	$10.65
Value at end of period	$8.82	$8.01	$8.02	$8.69	$8.73	$7.64	$7.12	$7.85	$7.43	$6.36
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$7.78	$7.82	$8.42	$8.45	$7.76	$7.32	$7.88	$7.53	$6.62	$10.20
Value at end of period	$8.32	$7.78	$7.82	$8.42	$8.45	$7.76	$7.32	$7.88	$7.53	$6.62
VY® CLARION REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.71	$9.95	$10.32	$8.49	$8.89	$8.22	$8.01	$6.69	$5.26	$9.13
Value at end of period	$9.56	$9.71	$9.95	$10.32	$8.49	$8.89	$8.22	$8.01	$6.69	$5.26
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$9.89	$8.99	$10.24	$10.05	$7.97	$7.20	$7.87	$7.32	$6.10	$10.28
Value at end of period	$10.88	$9.89	$8.99	$10.24	$10.05	$7.97	$7.20	$7.87	$7.32	$6.10
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.33	$9.59	$10.49	$10.31	$8.83	$8.39	$9.08	$8.65	$7.55	$10.56
Value at end of period	$10.69	$10.33	$9.59	$10.49	$10.31	$8.83	$8.39	$9.08	$8.65	$7.55
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.89	$10.20	$11.45	$12.22	$11.65	$10.74	$11.58	$10.39	$6.65	$10.09
Value at end of period	$10.92	$10.89	$10.20	$11.45	$12.22	$11.65	$10.74	$11.58	$10.39	$6.65
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.90	$14.33	$16.48	$16.43	$13.56	$12.39	$13.38	$12.47	$12.23	
Value at end of period	$17.26	$15.90	$14.33	$16.48	$16.43	$13.56	$12.39	$13.38	$12.47	

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Voya Flexible Income Variable Annuity prospectus dated May 1, 2018.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.109622-18) dated May 1, 2018.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109622-18


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Statement of Additional Information
dated May 1, 2018

Voya Flexible Income Annuity

A Fixed and Variable, Single Premium, Group or Individual, Immediate Annuity Contract

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the separate account) dated May 1, 2018.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See **"FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACT

The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the section entitled **"CONTRACT PURCHASE AND PARTICIPATION."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2017, 2016 and 2015 amounted to $53,079,777.93, $51,308,844.30 and $51,416,775.23, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PAYMENTS

Your variable income payments will fluctuate as the annuity unit value(s) ("AUV") fluctuates with the investment experience of the selected subaccount(s). The first income payment and subsequent income payments also vary depending upon the assumed annual net return rate selected (3.5% or 5% per annum). Currently only 3.5% assumed annual net return rate is available. Selection of a 5% rate causes a higher first income payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income payment, but subsequent income payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

A fixed number of annuity units ("Annuity Units") are determined in each of the designated subaccounts on the contract effective date. When you select variable income payments, your account value purchases Annuity Units of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. The number of Annuity Units, which generally does not change thereafter, is calculated by dividing (a) by (b), where (a) is the amount of the income payment as if the payment was calculated as of the contract effective date, and (b) is the AUV for that investment option on the contract effective date. The first payment will be calculated as of the 10th valuation before the payment due date, which depends upon the payment frequency you have selected. As noted above, AUV fluctuate from one valuation to the next (see "**Calculating Variable Income Payments**" in the prospectus); such fluctuations reflect changes in the net investment factor for the applicable subaccount(s) (with a 10 valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed annual net return rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for each subaccount selected.

EXAMPLE:
Assume that you purchase a single premium immediate annuity contract with a $50,000 premium. The payment option that you select has a payment factor of $6.68 per $1,000 of value applied. Also assume that no premium tax charge is payable.

If a payment was determined as of the contract effective date, that payment would be calculated by multiplying $6.68 per $1,000 by 50.000. This would produce an initial payment of $334.00.

Assume that the value of the Annuity Unit on the contract effective date is 13.400000. The payment calculated as of the contract effective date is divided by the AUV to determine the number of Annuity Units (that is, $334.00/13.400000 = 24.925 Annuity Units). The number of Annuity Units will generally remain constant over the term of your contract as determined by the income payment option you select. The value of each payment will be determined on the 10th valuation before the payment due date by multiplying the number of Annuity Units by that date's AUV.

Payments will subsequently fluctuate depending upon the net investment performance that occurs between payment valuation dates less a factor that represents the assumed annual net return rate. This offsets the assumed annual net return rate built into the number of Annuity Units determined above.

AUVs are calculated on a daily basis by multiplying the AUV by the daily net return factor and by a factor to reflect the daily assumed annual net return rate. The factor for a 3.5% assumed annual net return rate is 0.9999058 and for 5.0% is 0.9998663. The new payment is calculated by multiplying the number of Annuity Units by the new AUV.

PERFORMANCE REPORTING

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain periods of time based on historical net asset values of the funds. These numbers will reflect the mortality and expense risk charge, the administrative expense charge (if any), any applicable guaranteed minimum income charge and the advisory fees and other expenses of the funds.

We may also advertise different types of historical performance for the subaccounts including:
•   Standardized average annual total returns; and
•   Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC.

This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual returns reflect deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any), any applicable guaranteed minimum income charges and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charges. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain time periods based on the historical net asset values of the funds. We may also advertise returns based on other fee schedules that apply to a particular contract holder. These fee schedules may result in higher returns than those shown.

We may also include hypothetical illustrations in our sales literature that explain the mathematical principles of compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and savings or investment products such as personal savings accounts and certificates of deposit.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may categorize funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials, information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2017

Contents

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Ernst & Young LLP
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Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity Company and Contract Owners of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations and the statements of changes in net assets for the periods indicated in the appendix to this opinion for each respective subaccount, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2017, the results of its operations and the changes in their net assets for each of the periods indicated in the appendix to this opinion, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.



Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Separate Accounts Auditor since 2001.

April 4, 2018

Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
AB Relative Value Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
AB VPS Growth and Income Portfolio - Class A		
Aberdeen International Equity Fund - Institutional Class		
Alger Capital Appreciation Fund - Class A		
Alger Responsible Investing Fund - Class A		
AllianzGI NFJ Dividend Value Fund - Class A		
AllianzGI NFJ Large-Cap Value Fund - Institutional Class		
AllianzGI NFJ Small-Cap Value Fund - Class A		
Amana Growth Fund - Investor Class		
Amana Income Fund - Investor Class		
American Balanced Fund® - Class R-3		
American Beacon Small Cap Value Fund - Investor Class		
American Century Investments® Income & Growth Fund - A Class		
American Century Investments® Inflation-Adjusted Bond		
American Mutual Fund® - Class R-4		
AMG Managers Fairpointe Mid Cap Fund - Class N		
Ariel Appreciation Fund - Investor Class		
Ariel Fund - Investor Class		
Artisan International Fund - Investor Shares		
Ave Maria Rising Dividend Fund		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
BlackRock Equity Dividend Fund - Investor A Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		
BlackRock Mid Cap Dividend Fund - Institutional Shares		
BlackRock Mid Cap Dividend Fund - Investor A Shares		
Bond Fund of America^{SM} - Class R-4		
Calvert VP SRI Balanced Portfolio		
Capital Income Builder® - Class R-4		
Capital World Growth & Income Fund^{SM} - Class R-3		
ClearBridge Aggressive Growth Fund - Class I		
Cohen & Steers Realty Shares, Inc.		
Columbia Diversified Equity Income Fund - Class K		
Columbia Diversified Equity Income Fund - Class R4		
Columbia Mid Cap Value Fund - Class A		
Columbia Mid Cap Value Fund - Class Z		
Columbia^{SM} Acorn® Fund - Class A		
Columbia^{SM} Acorn® Fund - Class Z		
CRM Mid Cap Value Fund - Investor Shares		
Davis Financial Fund - Class Y		
Delaware Small Cap Value Fund - Class A		
Delaware Smid Cap Growth Fund - Institutional Class		
Deutsche Equity 500 Index Fund - Class S		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Deutsche Small Cap Growth Fund - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
DFA Inflation-Protected Securities Portfolio - Institutional Class		
Diversified Value Portfolio		
Dodge & Cox International Stock Fund		
Dodge & Cox Stock Fund		
Eaton Vance Large-Cap Value Fund - Class R		
Emerging Markets Core Equity Portfolio - Institutional Class		
Equity Income Portfolio		
EuroPacific Growth Fund® - Class R-3		
EuroPacific Growth Fund® - Class R-4		
Fidelity Advisor® New Insights Fund - Class I		
Fidelity® VIP Asset Manager Portfolio - Initial Class		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Mid Cap Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Biotechnology Discovery Fund - Advisor Class		
Franklin Mutual Global Discovery Fund - Class R		
Franklin Natural Resources Fund - Advisor Class		
Franklin Small Cap Value VIP Fund - Class 2		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Franklin Small-Mid Cap Growth Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Fundamental Investors^{SM} - Class R-3		
Fundamental Investors^{SM} - Class R-4		
Goldman Sachs Growth Opportunities Fund - Class IR		
Growth Fund of America® - Class R-3		
Growth Fund of America® - Class R-4		
Income Fund of America® - Class R-3		
Invesco American Value Fund - Class R5		
Invesco Endeavor Fund - Class A		
Invesco Energy Fund - Class R5		
Invesco Floating Rate Fund - Class R5		
Invesco Global Health Care Fund - Investor Class		
Invesco High Yield Fund - Class R5		
Invesco International Growth Fund - Class R5		
Invesco Mid Cap Core Equity Fund - Class A		
Invesco Small Cap Growth Fund - Class A		
Invesco Small Cap Value Fund - Class A		
Invesco V.I. American Franchise Fund - Series I Shares		
Invesco V.I. Core Equity Fund - Series I Shares		
Ivy Science and Technology Fund - Class Y		
Janus Henderson Balanced Portfolio - Institutional Shares		
Janus Henderson Enterprise Portfolio - Institutional Shares		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Janus Henderson Flexible Bond Portfolio - Institutional Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Janus Henderson Global Research Portfolio - Institutional Shares		
Janus Henderson Research Portfolio - Institutional Shares		
JPMorgan Equity Income Fund - Select Class		
JPMorgan Government Bond Fund - Select Class		
Loomis Sayles Limited Term Government and Agency Fund - Class Y		
Loomis Sayles Small Cap Value Fund - Retail Class		
Loomis Sayles Value Fund - Class Y		
Lord Abbett Core Fixed Income Fund - Class A		
Lord Abbett Developing Growth Fund - Class A		
Lord Abbett Fundamental Equity Fund - Class A		
Lord Abbett Mid Cap Stock Fund - Class A		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		
Lord Abbett Small Cap Value Fund - Class A		
MainStay Large Cap Growth Fund - Class R3		
Massachusetts Investors Growth Stock Fund - Class A		
Metropolitan West Total Return Bond Fund - Class I		
Metropolitan West Total Return Bond Fund - Class M		
MFS® International Value Fund - Class R3		
MFS® New Discovery Fund - Class R3		
Neuberger Berman Genesis Fund - Trust Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Neuberger Berman Socially Responsive Fund - Institutional Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Neuberger Berman Socially Responsive Fund - Trust Class		
New Perspective Fund® - Class R-3		
New Perspective Fund® - Class R-4		
New World Fund® - Class R-4		
Nuveen Global Infrastructure Fund - Class I		
Oppenheimer Capital Appreciation Fund - Class A		
Oppenheimer Developing Markets Fund - Class A		
Oppenheimer Developing Markets Fund - Class Y		
Oppenheimer Discovery Mid Cap Growth Fund/VA		
Oppenheimer Global Fund/VA		
Oppenheimer Global Strategic Income Fund/VA		
Oppenheimer Gold & Special Minerals Fund - Class A		
Oppenheimer International Bond Fund - Class A		
Oppenheimer International Growth Fund - Class Y		
Oppenheimer International Small-Mid Company Fund - Class Y		
Oppenheimer Main Street Fund®/VA		
Oppenheimer Main Street Small Cap Fund®/VA		
Parnassus Core Equity Fund^{SM} - Investor Shares		
Pax Balanced Fund - Individual Investor Class		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer Equity Income Fund - Class Y		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Pioneer Equity Income VCT Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Pioneer High Yield Fund - Class A		
Pioneer High Yield VCT Portfolio - Class I		
Pioneer Strategic Income Fund - Class A		
Prudential Jennison Utility Fund - Class Z		
Royce Total Return Fund - K Class		
Small Company Growth Portfolio		
SMALLCAP World Fund® - Class R-4		
T. Rowe Price Institutional Large-Cap Growth Fund		
T. Rowe Price Mid-Cap Value Fund - R Class		
T. Rowe Price Value Fund - Advisor Class		
TCW Total Return Bond Fund - Class N		
Templeton Foreign Fund - Class A		
Templeton Global Bond Fund - Advisor Class		
Templeton Global Bond Fund - Class A		
The Hartford Capital Appreciation Fund - Class R4		
The Hartford Dividend And Growth Fund - Class R4		
Third Avenue Real Estate Value Fund - Institutional Class		
Thornburg International Value Fund - Class R4		
Touchstone Value Fund - Institutional Class		
U.S. Targeted Value Portfolio - Institutional Class		
USAA Precious Metals and Minerals Fund - Adviser Shares		
Victory Integrity Small-Cap Value Fund - Class Y		
Victory Sycamore Small Company Opportunity Fund - Class R		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Balanced Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Corporate Leaders 100 Fund - Class I		
Voya Global Bond Portfolio - Adviser Class		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Global Equity Portfolio - Class I		
Voya Global Equity Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class I		
Voya Global Real Estate Fund - Class A		
Voya GNMA Income Fund - Class A		
Voya Government Money Market Portfolio - Class I		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class S		
Voya High Yield Portfolio - Adviser Class		
Voya High Yield Portfolio - Institutional Class		
Voya High Yield Portfolio - Service Class		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class S		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class S		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class S		
Voya Index Solution 2025 Portfolio - Initial Class		
Voya Index Solution 2025 Portfolio - Service 2 Class		
Voya Index Solution 2025 Portfolio - Service Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Index Solution 2035 Portfolio - Initial Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Index Solution 2035 Portfolio - Service 2 Class		
Voya Index Solution 2035 Portfolio - Service Class		
Voya Index Solution 2045 Portfolio - Initial Class		
Voya Index Solution 2045 Portfolio - Service 2 Class		
Voya Index Solution 2045 Portfolio - Service Class		
Voya Index Solution 2055 Portfolio - Initial Class		
Voya Index Solution 2055 Portfolio - Service 2 Class		
Voya Index Solution 2055 Portfolio - Service Class		
Voya Index Solution Income Portfolio - Initial Class		
Voya Index Solution Income Portfolio - Service 2 Class		
Voya Index Solution Income Portfolio - Service Class		
Voya Intermediate Bond Fund - Class A		
Voya Intermediate Bond Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class S		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Adviser Class		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Growth Portfolio - Service Class		
Voya Large Cap Value Fund - Class A		
Voya Large Cap Value Portfolio - Adviser Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Large Cap Value Portfolio - Institutional Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Large Cap Value Portfolio - Service Class		
Voya Large-Cap Growth Fund - Class A		
Voya Limited Maturity Bond Portfolio - Adviser Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Multi-Manager International Small Cap Fund - Class A		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		
Voya Multi-Manager Large Cap Core Portfolio - Service Class		
Voya Real Estate Fund - Class A		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Growth Index Portfolio - Class S		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class S		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Small Company Portfolio - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Voya Solution 2025 Portfolio - Adviser Class		
Voya Solution 2025 Portfolio - Initial Class Voya		
Solution 2025 Portfolio - Service 2 Class		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Adviser Class		
Voya Solution 2035 Portfolio - Initial Class Voya		
Solution 2035 Portfolio - Service 2 Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Adviser Class		
Voya Solution 2045 Portfolio - Initial Class Voya		
Solution 2045 Portfolio - Service 2 Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution 2055 Portfolio - Initial Class Voya		
Solution 2055 Portfolio - Service 2 Class		
Voya Solution 2055 Portfolio - Service Class		
Voya Solution Balanced Portfolio - Service Class		
Voya Solution Income Portfolio - Adviser Class		
Voya Solution Income Portfolio - Initial Class		
Voya Solution Income Portfolio - Service 2 Class		
Voya Solution Income Portfolio - Service Class		
Voya Solution Moderately Conservative Portfolio - Service Class		
Voya Strategic Allocation Conservative Portfolio - Class I		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Strategic Allocation Growth Portfolio - Class I	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya U.S. Bond Index Portfolio - Class I		
Voya U.S. Stock Index Portfolio - Institutional Class		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class		
VY® American Century Small-Mid Cap Value Portfolio - Service Class		
VY® Baron Growth Portfolio - Adviser Class		
VY® Baron Growth Portfolio - Service Class		
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		
VY® Clarion Global Real Estate Portfolio - Adviser Class		
VY® Clarion Global Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Adviser Class		
VY® Clarion Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Service Class		
VY® Columbia Contrarian Core Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Adviser Class		
VY® Columbia Small Cap Value II Portfolio - Service Class		
VY® Invesco Comstock Portfolio - Adviser Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Invesco Comstock Portfolio - Service Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
VY® Invesco Equity and Income Portfolio - Adviser Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Equity and Income Portfolio - Service Class		
VY® Invesco Growth and Income Portfolio - Institutional Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class		
VY® JPMorgan Mid Cap Value Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class		
VY® Oppenheimer Global Portfolio - Adviser Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Oppenheimer Global Portfolio - Initial Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
VY® Oppenheimer Global Portfolio - Service Class		
VY® Pioneer High Yield Portfolio - Initial Class		
VY® Pioneer High Yield Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class		
VY® T. Rowe Price Growth Equity Portfolio - Service Class		
VY® T. Rowe Price International Stock Portfolio - Adviser Class		
VY® T. Rowe Price International Stock Portfolio - Service Class		
VY® Templeton Foreign Equity Portfolio - Adviser Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® Templeton Foreign Equity Portfolio - Initial Class VY® Templeton Foreign Equity Portfolio - Service Class VY® Templeton Global Growth Portfolio - Institutional Class VY® Templeton Global Growth Portfolio - Service Class Wanger International Wanger Select Wanger USA Washington Mutual Investors Fund^{SM} - Class R-3 Washington Mutual Investors Fund^{SM} - Class R-4 Wells Fargo Small Cap Value Fund - Class A Wells Fargo Special Small Cap Value Fund - Class A	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
The Hartford International Opportunities Fund - Class R4	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 16, 2016 through December 31, 2016
Lazard International Equity Portfolio - Open Shares	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 25, 2016 through December 31, 2016
LKCM Aquinas Catholic Equity Fund	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from July 29, 2016 through December 31, 2016

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Lord Abbett Short Duration Income Fund - Class R4	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 09, 2016 through December 31, 2016
Oppenheimer Main Street Fund® - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 13, 2016 through December 31, 2016
Victory Sycamore Established Value Fund - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 19, 2016 through December 31, 2016
Voya Floating Rate Fund - Class A	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 01, 2016 through December 31, 2016
Voya Multi-Manager International Small Cap Fund - Class I	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 06, 2016 through December 31, 2016
Wells Fargo Small Company Growth Fund - Administrator Class	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 17, 2016 through December 31, 2016
Federated International Leaders Fund - Institutional Shares	For the period from October 4, 2017 through December 31, 2017	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	AB Relative Value Fund - Class A		AB VPS Growth and Income Portfolio - Class A		Aberdeen International Equity Fund - Institutional Class		Invesco Floating Rate Fund - Class R5		Invesco Mid Cap Core Equity Fund - Class A	
Assets										
Investments in mutual funds at fair value	$	191	$	622	$	12,399	$	156	$	3,949
Total assets		191		622		12,399		156		3,949
Net assets	$	191	$	622	$	12,399	$	156	$	3,949
Net assets										
Accumulation units	$	191	$	622	$	12,399	$	156	$	3,949
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	191	$	622	$	12,399	$	156	$	3,949
Total number of mutual fund shares		32,775		18,657		790,760		20,519		183,436
Cost of mutual fund shares	$	157	$	551	$	10,477	$	155	$	4,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds					
at fair value	$ 102	$ 686	$ 15	$ 109	$ 405
Total assets	102	686	15	109	405
Net assets	$ 102	$ 686	$ 15	$ 109	$ 405
Net assets					
Accumulation units	$ 102	$ 686	$ 15	$ 109	$ 405
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 102	$ 686	$ 15	$ 109	$ 405
Total number of mutual fund shares	2,732	18,627	759	3,072	96,904
Cost of mutual fund shares	$ 98	$ 621	$ 13	$ 110	$ 399

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds at fair value	$	761	$	122	$	152	$	28,558	$	33,267
Total assets		761		122		152		28,558		33,267
Net assets	$	761	$	122	$	152	$	28,558	$	33,267
Net assets										
Accumulation units	$	761	$	122	$	152	$	28,432	$	32,930
Contracts in payout (annuitization)		—		—		—		126		337
Total net assets	$	761	$	122	$	152	$	28,558	$	33,267
Total number of mutual fund shares		20,378		4,736		8,031		453,521		905,963
Cost of mutual fund shares	$	741	$	117	$	140	$	22,334	$	26,657

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 5,544	$ 103	$ 331	$ 7	$ 385
Total assets	5,544	103	331	7	385
Net assets	$ 5,544	$ 103	$ 331	$ 7	$ 385
Net assets					
Accumulation units	$ 5,544	$ 103	$ 331	$ 7	$ 385
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,544	$ 103	$ 331	$ 7	$ 385
Total number of mutual fund shares	557,737	4,190	21,875	257	17,749
Cost of mutual fund shares	$ 5,359	$ 98	$ 293	$ 5	$ 392

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Total assets	46,559	75,988	2,956	303	31,930
Net assets	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Net assets					
Accumulation units	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 46,559	$ 75,988	$ 2,956	$ 303	$ 31,930
Total number of mutual fund shares	1,331,793	1,484,726	109,432	11,467	2,740,797
Cost of mutual fund shares	$ 42,265	$ 60,593	$ 2,720	$ 296	$ 32,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class		Fundamental Investors℠ - Class R-3		Fundamental Investors℠ - Class R-4		American Mutual Fund® - Class R-4		AMG Managers Fairpointe Mid Cap Fund - Class N
Assets									
Investments in mutual funds									
at fair value	$	11,002	$	1,037	$	111,597	$	7,946	$	34,886
Total assets		11,002		1,037		111,597		7,946		34,886
Net assets	$	11,002	$	1,037	$	111,597	$	7,946	$	34,886
Net assets									
Accumulation units	$	11,002	$	1,037	$	111,597	$	7,946	$	34,886
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	11,002	$	1,037	$	111,597	$	7,946	$	34,886
Total number of mutual fund shares		280,389		16,716		1,797,929		195,379		817,202
Cost of mutual fund shares	$	9,789	$	921	$	89,190	$	7,300	$	34,526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class		Ariel Fund - Investor Class		Artisan International Fund - Investor Shares		BlackRock Equity Dividend Fund - Investor A Shares		BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	
Assets										
Investments in mutual funds at fair value	$	529	$	11,013	$	13,001	$	920	$	3,677
Total assets		529		11,013		13,001		920		3,677
Net assets	$	529	$	11,013	$	13,001	$	920	$	3,677
Net assets										
Accumulation units	$	529	$	11,013	$	13,001	$	920	$	3,677
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	529	$	11,013	$	13,001	$	920	$	3,677
Total number of mutual fund shares		11,053		157,368		390,060		40,496		65,485
Cost of mutual fund shares	$	555	$	10,681	$	11,741	$	891	$	3,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 20,564	$ 213	$ 14,540	$ 10,477	$ 49,710
Total assets	20,564	213	14,540	10,477	49,710
Net assets	$ 20,564	$ 213	$ 14,540	$ 10,477	$ 49,710
Net assets					
Accumulation units	$ 20,564	$ 213	$ 14,540	$ 10,477	$ 49,507
Contracts in payout (annuitization)	—	—	—	—	203
Total net assets	$ 20,564	$ 213	$ 14,540	$ 10,477	$ 49,710
Total number of mutual fund shares	383,368	11,640	832,305	812,823	22,291,522
Cost of mutual fund shares	$ 18,976	$ 222	$ 15,958	$ 10,411	$ 41,570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Capital Income Builder® - Class R-4		Capital World Growth & Income Fund^SM - Class R-3		Cohen & Steers Realty Shares, Inc.		Columbia^SM Acorn® Fund - Class A		Columbia^SM Acorn® Fund - Class Z	
Assets										
Investments in mutual funds										
at fair value	$	4,337	$	670	$	9,057	$	63	$	3
Total assets		4,337		670		9,057		63		3
Net assets	$	4,337	$	670	$	9,057	$	63	$	3
Net assets										
Accumulation units	$	4,337	$	670	$	9,057	$	63	$	3
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	4,337	$	670	$	9,057	$	63	$	3
Total number of mutual fund shares		69,076		13,189		140,544		4,856		214
Cost of mutual fund shares	$	4,137	$	609	$	9,788	$	85	$	4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A		Columbia Mid Cap Value Fund - Class Z		CRM Mid Cap Value Fund - Investor Shares		Davis Financial Fund - Class Y		Delaware Smid Cap Growth Fund - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	9,051	$	2	$	351	$	50	$	9,364
Total assets		9,051		2		351		50		9,364
Net assets	$	9,051	$	2	$	351	$	50	$	9,364
Net assets										
Accumulation units	$	9,051	$	2	$	351	$	50	$	9,364
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	9,051	$	2	$	351	$	50	$	9,364
Total number of mutual fund shares		662,081		162		16,720		938		318,066
Cost of mutual fund shares	$	10,431	$	2	$	395	$	45	$	8,691

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Delaware Small Cap Value Fund - Class A		Deutsche Small Cap Growth Fund - Class S		DFA Inflation-Protected Securities Portfolio - Institutional Class		Emerging Markets Core Equity Portfolio - Institutional Class		U.S. Targeted Value Portfolio - Institutional Class
Assets									
Investments in mutual funds at fair value	$	4,020	$	31	$	670	$	1,752	$	13,492
Total assets		4,020		31		670		1,752		13,492
Net assets	$	4,020	$	31	$	670	$	1,752	$	13,492
Net assets										
Accumulation units	$	4,020	$	31	$	670	$	1,752	$	13,492
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	4,020	$	31	$	670	$	1,752	$	13,492
Total number of mutual fund shares		60,964		885		57,057		75,454		542,065
Cost of mutual fund shares	$	3,762	$	28	$	680	$	1,426	$	12,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds at fair value	$ 154	$ 159	$ 737	$ 2	$ 4,540
Total assets	154	159	737	2	4,540
Net assets	$ 154	$ 159	$ 737	$ 2	$ 4,540
Net assets					
Accumulation units	$ 154	$ 159	$ 737	$ 2	$ 4,540
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 154	$ 159	$ 737	$ 2	$ 4,540
Total number of mutual fund shares	3,334	780	3,383	97	82,414
Cost of mutual fund shares	$ 124	$ 134	$ 732	$ 2	$ 3,819

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4		Federated International Leaders Fund - Institutional Shares		Fidelity Advisor® New Insights Fund - Class I		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class
Assets									
Investments in mutual funds at fair value	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Total assets		348,913		—		2,322		276,235		345,776
Net assets	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Net assets										
Accumulation units	$	348,913	$	—	$	2,322	$	272,797	$	342,876
Contracts in payout (annuitization)		—		—		—		3,438		2,900
Total net assets	$	348,913	$	—	$	2,322	$	276,235	$	345,776
Total number of mutual fund shares		6,333,514		8		72,472		11,562,782		4,669,488
Cost of mutual fund shares	$	254,437	$	—	$	2,052	$	230,607	$	193,521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Total assets	8,724	33,166	1,337,984	253,980	4
Net assets	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Net assets					
Accumulation units	$ 8,697	$ 33,166	$ 1,329,633	$ 253,980	$ 4
Contracts in payout (annuitization)	27	—	8,351	—	—
Total net assets	$ 8,724	$ 33,166	$ 1,337,984	$ 253,980	$ 4
Total number of mutual fund shares	1,600,753	1,450,202	35,265,792	936,573	96
Cost of mutual fund shares	$ 8,942	$ 25,980	$ 974,055	$ 152,521	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 16,375	$ 1,799	$ 320	$ 30	$ 335
Total assets	16,375	1,799	320	30	335
Net assets	$ 16,375	$ 1,799	$ 320	$ 30	$ 335
Net assets					
Accumulation units	$ 16,375	$ 1,799	$ 320	$ 30	$ 335
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 16,375	$ 1,799	$ 320	$ 30	$ 335
Total number of mutual fund shares	1,075,177	57,343	2,083	1,052	9,485
Cost of mutual fund shares	$ 16,602	$ 1,815	$ 316	$ 28	$ 341

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	126,589	$	54	$	11,915	$	445,366	$	—
Total assets		126,589		54		11,915		445,366		—
Net assets	$	126,589	$	54	$	11,915	$	445,366	$	—
Net assets										
Accumulation units	$	125,273	$	54	$	11,915	$	445,366	$	—
Contracts in payout (annuitization)		1,316		—		—		—		—
Total net assets	$	126,589	$	54	$	11,915	$	445,366	$	—
Total number of mutual fund shares		6,393,400		2,459		245,016		9,070,594		4
Cost of mutual fund shares	$	115,788	$	58	$	10,462	$	308,514	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4		The Hartford International Opportunities Fund - Class R4		Income Fund of America® - Class R-3		Ivy Science and Technology Fund - Class Y		Janus Henderson Balanced Portfolio - Institutional Shares
Assets									
Investments in mutual funds									
at fair value	$	7	$	1,350	$	1,305	$	9,902	$	151
Total assets		7		1,350		1,305		9,902		151
Net assets	$	7	$	1,350	$	1,305	$	9,902	$	151
Net assets									
Accumulation units	$	7	$	1,350	$	1,305	$	9,902	$	151
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	7	$	1,350	$	1,305	$	9,902	$	151
Total number of mutual fund shares		270		77,027		56,042		147,708		4,272
Cost of mutual fund shares	$	7	$	1,307	$	1,202	$	9,217	$	121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 301	$ 16	$ 73	$ 68	$ 1,259
Total assets	301	16	73	68	1,259
Net assets	$ 301	$ 16	$ 73	$ 68	$ 1,259
Net assets					
Accumulation units	$ 301	$ 16	$ 73	$ 68	$ 1,259
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 301	$ 16	$ 73	$ 68	$ 1,259
Total number of mutual fund shares	4,263	1,370	1,429	1,872	72,355
Cost of mutual fund shares	$ 224	$ 16	$ 49	$ 54	$ 1,095

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds					
at fair value	$ 653	$ 902	$ 601	$ 569	$ 14,804
Total assets	653	902	601	569	14,804
Net assets	$ 653	$ 902	$ 601	$ 569	$ 14,804
Net assets					
Accumulation units	$ 653	$ 902	$ 601	$ 569	$ 14,804
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 653	$ 902	$ 601	$ 569	$ 14,804
Total number of mutual fund shares	62,284	45,470	2,679	33,126	439,287
Cost of mutual fund shares	$ 658	$ 822	$ 585	$ 535	$ 14,918

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y		Loomis Sayles Value Fund - Class Y		Lord Abbett Developing Growth Fund - Class A		Lord Abbett Core Fixed Income Fund - Class A		Lord Abbett Short Duration Income Fund - Class R4	
Assets										
Investments in mutual funds at fair value	$	429	$	30	$	115	$	24	$	3,967
Total assets		429		30		115		24		3,967
Net assets	$	429	$	30	$	115	$	24	$	3,967
Net assets										
Accumulation units	$	429	$	30	$	115	$	24	$	3,967
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	429	$	30	$	115	$	24	$	3,967
Total number of mutual fund shares		37,988		1,422		4,931		2,234		931,146
Cost of mutual fund shares	$	436	$	30	$	96	$	25	$	4,006

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Lord Abbett Mid Cap Stock Fund - Class A		Lord Abbett Small Cap Value Fund - Class A		Lord Abbett Fundamental Equity Fund - Class A		Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		MainStay Large Cap Growth Fund - Class R3	
Assets										
Investments in mutual funds at fair value	$	936	$	981	$	200	$	83,700	$	2
Total assets		936		981		200		83,700		2
Net assets	$	936	$	981	$	200	$	83,700	$	2
Net assets										
Accumulation units	$	936	$	981	$	200	$	83,046	$	2
Contracts in payout (annuitization)		—		—		—		654		—
Total net assets	$	936	$	981	$	200	$	83,700	$	2
Total number of mutual fund shares		31,309		48,065		15,413		3,414,945		243
Cost of mutual fund shares	$	666	$	1,120	$	193	$	59,748	$	2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Assets					
Investments in mutual funds at fair value	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Total assets	73	16,550	21,142	107	621
Net assets	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Net assets					
Accumulation units	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 73	$ 16,550	$ 21,142	$ 107	$ 621
Total number of mutual fund shares	2,629	1,552,566	1,983,258	3,930	14,486
Cost of mutual fund shares	$ 62	$ 16,681	$ 21,481	$ 99	$ 542

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Total assets	315	2,449	13,921	2,010	189,193
Net assets	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Net assets					
Accumulation units	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 315	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Total number of mutual fund shares	5,462	64,343	364,528	47,641	4,444,288
Cost of mutual fund shares	$ 301	$ 2,263	$ 13,512	$ 1,780	$ 147,107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 1,038	$ 2,125	$ 74	$ 268,701	$ 51,340
Total assets	1,038	2,125	74	268,701	51,340
Net assets	$ 1,038	$ 2,125	$ 74	$ 268,701	$ 51,340
Net assets					
Accumulation units	$ 1,038	$ 2,125	$ 74	$ 268,701	$ 51,340
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,038	$ 2,125	$ 74	$ 268,701	$ 51,340
Total number of mutual fund shares	15,600	195,141	1,266	6,168,537	1,195,625
Cost of mutual fund shares	$ 897	$ 2,091	$ 69	$ 188,898	$ 40,711

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A
Assets					
Investments in mutual funds					
at fair value	$ 52	$ 160	$ 474	$ 616	$ 796
Total assets	52	160	474	616	796
Net assets	$ 52	$ 160	$ 474	$ 616	$ 796
Net assets					
Accumulation units	$ 52	$ 160	$ 474	$ 616	$ 796
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 52	$ 160	$ 474	$ 616	$ 796
Total number of mutual fund shares	3,174	26,867	10,865	12,538	15,600
Cost of mutual fund shares	$ 48	$ 160	$ 408	$ 492	$ 794

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA		Oppenheimer Main Street Small Cap Fund®/VA		Oppenheimer Discovery Mid Cap Growth Fund/VA		Oppenheimer Global Fund/VA		Oppenheimer Global Strategic Income Fund/VA
Assets									
Investments in mutual funds									
at fair value	$	66	$	29,512	$	16	$	283	$	95
Total assets		66		29,512		16		283		95
Net assets	$	66	$	29,512	$	16	$	283	$	95
Net assets									
Accumulation units	$	—	$	29,512	$	—	$	283	$	95
Contracts in payout (annuitization)		66		—		16		—		—
Total net assets	$	66	$	29,512	$	16	$	283	$	95
Total number of mutual fund shares		2,060		1,144,304		192		5,976		18,513
Cost of mutual fund shares	$	50	$	28,261	$	15	$	167	$	97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Total assets	31,131	40,220	1,406	81,690	15,188
Net assets	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Net assets					
Accumulation units	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 31,131	$ 40,220	$ 1,406	$ 81,690	$ 15,188
Total number of mutual fund shares	729,579	1,774,953	211,377	6,577,281	419,329
Cost of mutual fund shares	$ 28,817	$ 40,422	$ 1,434	$ 90,369	$ 14,293

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Pioneer High Yield Fund - Class A		Pioneer Strategic Income Fund - Class A		Pioneer Equity Income VCT Portfolio - Class I		Pioneer High Yield VCT Portfolio - Class I		Prudential Jennison Utility Fund - Class Z	
Assets										
Investments in mutual funds at fair value	$	799	$	483		—	$	20,189	$	105
Total assets		799		483		—		20,189		105
Net assets	$	799	$	483	$	—	$	20,189	$	105
Net assets										
Accumulation units	$	799	$	483	$	—	$	20,189	$	105
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	799	$	483	$	—	$	20,189	$	105
Total number of mutual fund shares		81,986		44,637		7		2,118,516		7,418
Cost of mutual fund shares	$	799	$	471	$	—	$	20,943	$	102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K		Columbia Diversified Equity Income Fund - Class R4		Royce Total Return Fund - K Class		Ave Maria Rising Dividend Fund		SMALLCAP World Fund® - Class R-4
Assets									
Investments in mutual funds									
at fair value	$	11,957	$	5	$	3	$	4,677	$	23,121
Total assets		11,957		5		3		4,677		23,121
Net assets	$	11,957	$	5	$	3	$	4,677	$	23,121
Net assets									
Accumulation units	$	11,957	$	5	$	3	$	4,677	$	23,121
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	11,957	$	5	$	3	$	4,677	$	23,121
Total number of mutual fund shares		821,808		371		340		253,637		417,654
Cost of mutual fund shares	$	10,779	$	5	$	3	$	4,450	$	20,201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund		T. Rowe Price Mid-Cap Value Fund - R Class		T. Rowe Price Value Fund - Advisor Class		TCW Total Return Bond Fund - Class N		Templeton Foreign Fund - Class A
Assets									
Investments in mutual funds									
at fair value	$	25,083	$	1,113	$	418	$	6,006	$	495
Total assets		25,083		1,113		418		6,006		495
Net assets	$	25,083	$	1,113	$	418	$	6,006	$	495
Net assets									
Accumulation units	$	25,083	$	1,113	$	418	$	6,006	$	495
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	25,083	$	1,113	$	418	$	6,006	$	495
Total number of mutual fund shares		679,578		37,334		11,367		587,113		61,276
Cost of mutual fund shares	$	21,101	$	1,033	$	388	$	6,186	$	434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 27,852	$ 127,026	$ 78	$ 3	$ 10,377
Total assets	27,852	127,026	78	3	10,377
Net assets	$ 27,852	$ 127,026	$ 78	$ 3	$ 10,377
Net assets					
Accumulation units	$ 27,852	$ 127,026	$ 78	$ 3	$ 10,377
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 27,852	$ 127,026	$ 78	$ 3	$ 10,377
Total number of mutual fund shares	2,350,387	10,683,466	2,265	119	1,035,586
Cost of mutual fund shares	$ 29,889	$ 138,669	$ 76	$ 3	$ 9,757

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares		Diversified Value Portfolio		Equity Income Portfolio		Small Company Growth Portfolio		Victory Integrity Small-Cap Value Fund - Class Y
Assets									
Investments in mutual funds									
at fair value	$	13,321	$	120	$	188	$	46	$	332
Total assets		13,321		120		188		46		332
Net assets	$	13,321	$	120	$	188	$	46	$	332
Net assets									
Accumulation units	$	13,321	$	120	$	188	$	46	$	332
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	13,321	$	120	$	188	$	46	$	332
Total number of mutual fund shares		1,012,209		7,045		7,639		1,868		8,131
Cost of mutual fund shares	$	14,801	$	98	$	164	$	39	$	316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Victory Sycamore Established Value Fund - Class A		Victory Sycamore Small Company Opportunity Fund - Class R		Voya Balanced Portfolio - Class I		Voya Large Cap Value Fund - Class A		Voya Real Estate Fund - Class A	
Assets										
Investments in mutual funds										
at fair value	$	3,525	$	53	$	252,764	$	131	$	755
Total assets		3,525		53		252,764		131		755
Net assets	$	3,525	$	53	$	252,764	$	131	$	755
Net assets										
Accumulation units	$	3,525	$	53	$	237,511	$	131	$	755
Contracts in payout (annuitization)		—		—		15,253		—		—
Total net assets	$	3,525	$	53	$	252,764	$	131	$	755
Total number of mutual fund shares		86,859		1,203		15,144,612		10,628		49,516
Cost of mutual fund shares	$	3,177	$	46	$	174,891	$	128	$	912

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 236	$ 775	$ 2,981	$ 815	$ 455,985
Total assets	236	775	2,981	815	455,985
Net assets	$ 236	$ 775	$ 2,981	$ 815	$ 455,985
Net assets					
Accumulation units	$ 236	$ 775	$ 2,981	$ 815	$ 446,396
Contracts in payout (annuitization)	—	—	—	—	9,589
Total net assets	$ 236	$ 775	$ 2,981	$ 815	$ 455,985
Total number of mutual fund shares	6,354	78,814	355,767	80,520	35,457,620
Cost of mutual fund shares	$ 196	$ 780	$ 3,054	$ 809	$ 452,618

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Total assets	2,627	2,388	39	39,407	21,758
Net assets	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Net assets					
Accumulation units	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,627	$ 2,388	$ 39	$ 39,407	$ 21,758
Total number of mutual fund shares	205,566	206,759	3,912	3,960,517	2,188,920
Cost of mutual fund shares	$ 2,642	$ 2,191	$ 40	$ 40,335	$ 22,307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 143	$ 535,736	$ 11,802	$ 21	$ 335,852
Total assets	143	535,736	11,802	21	335,852
Net assets	$ 143	$ 535,736	$ 11,802	$ 21	$ 335,852
Net assets					
Accumulation units	$ 143	$ 534,440	$ 11,802	$ 21	$ 332,439
Contracts in payout (annuitization)	—	1,296	—	—	3,413
Total net assets	$ 143	$ 535,736	$ 11,802	$ 21	$ 335,852
Total number of mutual fund shares	7,384	25,756,541	580,827	1,586	25,252,058
Cost of mutual fund shares	$ 131	$ 457,720	$ 10,725	$ 17	$ 271,466

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Total assets	1,692	11	13,106	434	29,429
Net assets	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Net assets					
Accumulation units	$ 1,692	$ 11	$ 12,856	$ 434	$ 29,429
Contracts in payout (annuitization)	—	—	250	—	—
Total net assets	$ 1,692	$ 11	$ 13,106	$ 434	$ 29,429
Total number of mutual fund shares	128,788	1,123	776,405	25,657	1,875,655
Cost of mutual fund shares	$ 1,543	$ 11	$ 11,587	$ 362	$ 26,665

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 32	$ 6	$ 81,417	$ 42	$ 1,820
Total assets	32	6	81,417	42	1,820
Net assets	$ 32	$ 6	$ 81,417	$ 42	$ 1,820
Net assets					
Accumulation units	$ 32	$ 6	$ 81,417	$ 42	$ —
Contracts in payout (annuitization)	—	—	—	—	1,820
Total net assets	$ 32	$ 6	$ 81,417	$ 42	$ 1,820
Total number of mutual fund shares	3,446	511	6,518,603	1,171	48,205
Cost of mutual fund shares	$ 32	$ 6	$ 73,737	$ 43	$ 1,463

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class		VY® Invesco Growth and Income Portfolio - Institutional Class		VY® Invesco Growth and Income Portfolio - Service Class		VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets									
Investments in mutual funds at fair value	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Total assets		53,192		32,904		33,274		202		16,078
Net assets	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Net assets										
Accumulation units	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	53,192	$	32,904	$	33,274	$	202	$	16,078
Total number of mutual fund shares		1,412,057		1,165,574		1,170,396		9,850		747,139
Cost of mutual fund shares	$	41,399	$	32,263	$	31,774	$	156	$	12,750

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Assets									
Investments in mutual funds at fair value	$	28,556	$	46	$	45,257	$	33,973	$	39
Total assets		28,556		46		45,257		33,973		39
Net assets	$	28,556	$	46	$	45,257	$	33,973	$	39
Net assets										
Accumulation units	$	28,556	$	46	$	45,257	$	33,973	$	39
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	28,556	$	46	$	45,257	$	33,973	$	39
Total number of mutual fund shares		1,334,381		2,294		2,119,767		1,612,365		2,296
Cost of mutual fund shares	$	24,065	$	41	$	40,724	$	30,614	$	37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Total assets	479	316,392	827,633	1,125	106,982
Net assets	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Net assets					
Accumulation units	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,522
Contracts in payout (annuitization)	—	—	—	—	460
Total net assets	$ 479	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Total number of mutual fund shares	18,041	11,446,902	29,932,495	78,421	7,317,504
Cost of mutual fund shares	$ 467	$ 302,945	$ 756,067	$ 1,086	$ 100,253

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Total assets	98	8,970	704	5,690	219,152
Net assets	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Net assets					
Accumulation units	$ 98	$ 8,970	$ 704	$ 5,690	$ 218,083
Contracts in payout (annuitization)	—	—	—	—	1,069
Total net assets	$ 98	$ 8,970	$ 704	$ 5,690	$ 219,152
Total number of mutual fund shares	6,049	555,444	62,052	496,981	219,151,623
Cost of mutual fund shares	$ 74	$ 7,332	$ 679	$ 5,999	$ 219,152

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Total assets	54	388	1,543	267	76,778
Net assets	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Net assets					
Accumulation units	$ 54	$ 388	$ 1,543	$ 267	$ 75,045
Contracts in payout (annuitization)	—	—	—	—	1,733
Total net assets	$ 54	$ 388	$ 1,543	$ 267	$ 76,778
Total number of mutual fund shares	3,058	6,042	24,151	24,386	6,892,087
Cost of mutual fund shares	$ 59	$ 288	$ 1,458	$ 254	$ 77,562

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class		Voya Index Solution 2025 Portfolio - Initial Class		Voya Index Solution 2025 Portfolio - Service Class		Voya Index Solution 2025 Portfolio - Service 2 Class		Voya Index Solution 2035 Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	559	$	10,973	$	4,318	$	4,336	$	12,725
Total assets		559		10,973		4,318		4,336		12,725
Net assets	$	559	$	10,973	$	4,318	$	4,336	$	12,725
Net assets										
Accumulation units	$	550	$	10,973	$	4,318	$	4,336	$	12,725
Contracts in payout (annuitization)		9		—		—		—		—
Total net assets	$	559	$	10,973	$	4,318	$	4,336	$	12,725
Total number of mutual fund shares		50,278		978,819		389,330		397,830		1,092,241
Cost of mutual fund shares	$	534	$	10,658	$	4,078	$	4,239	$	12,249

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Total assets	5,806	2,373	14,017	3,154	2,783
Net assets	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Net assets					
Accumulation units	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,806	$ 2,373	$ 14,017	$ 3,154	$ 2,783
Total number of mutual fund shares	504,421	209,635	1,151,756	262,838	235,858
Cost of mutual fund shares	$ 5,536	$ 2,233	$ 13,284	$ 2,895	$ 2,588

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Total assets	4,069	2,038	1,296	4,533	990
Net assets	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Net assets					
Accumulation units	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,069	$ 2,038	$ 1,296	$ 4,533	$ 990
Total number of mutual fund shares	261,826	132,709	85,048	426,843	94,181
Cost of mutual fund shares	$ 3,678	$ 1,862	$ 1,174	$ 4,280	$ 933

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class		Voya Solution 2025 Portfolio - Adviser Class		Voya Solution 2025 Portfolio - Initial Class		Voya Solution 2025 Portfolio - Service Class		Voya Solution 2025 Portfolio - Service 2 Class
Assets									
Investments in mutual funds at fair value	$	1,245	$	501	$	8,717	$	145,817	$	8,664
Total assets		1,245		501		8,717		145,817		8,664
Net assets	$	1,245	$	501	$	8,717	$	145,817	$	8,664
Net assets										
Accumulation units	$	1,245	$	501	$	8,717	$	145,817	$	8,664
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,245	$	501	$	8,717	$	145,817	$	8,664
Total number of mutual fund shares		121,018		42,762		723,974		12,253,511		749,441
Cost of mutual fund shares	$	1,179	$	475	$	8,343	$	143,188	$	8,339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Total assets	460	6,878	156,617	12,339	29
Net assets	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Net assets					
Accumulation units	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 460	$ 6,878	$ 156,617	$ 12,339	$ 29
Total number of mutual fund shares	37,470	546,275	12,579,712	1,028,231	2,328
Cost of mutual fund shares	$ 417	$ 6,479	$ 150,485	$ 12,100	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class		Voya Solution 2045 Portfolio - Service Class		Voya Solution 2045 Portfolio - Service 2 Class		Voya Solution 2055 Portfolio - Initial Class		Voya Solution 2055 Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Total assets		6,333		122,145		5,732		2,039		25,364
Net assets	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Net assets										
Accumulation units	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	6,333	$	122,145	$	5,732	$	2,039	$	25,364
Total number of mutual fund shares		496,682		9,717,207		467,916		137,924		1,734,904
Cost of mutual fund shares	$	5,810	$	116,981	$	5,204	$	1,838	$	23,198

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class		Voya Solution Balanced Portfolio - Service Class		Voya Solution Income Portfolio - Adviser Class		Voya Solution Income Portfolio - Initial Class		Voya Solution Income Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,429	$	6,414	$	836	$	8,750	$	55,737
Total assets		1,429		6,414		836		8,750		55,737
Net assets	$	1,429	$	6,414	$	836	$	8,750	$	55,737
Net assets										
Accumulation units	$	1,429	$	6,414	$	836	$	8,750	$	55,737
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,429	$	6,414	$	836	$	8,750	$	55,737
Total number of mutual fund shares		98,304		628,193		70,577		721,333		4,637,015
Cost of mutual fund shares	$	1,258	$	6,319	$	782	$	8,316	$	52,172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Total assets	4,736	7,396	73	39,257	73,631
Net assets	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Net assets					
Accumulation units	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 72,830
Contracts in payout (annuitization)	—	—	—	—	801
Total net assets	$ 4,736	$ 7,396	$ 73	$ 39,257	$ 73,631
Total number of mutual fund shares	404,121	726,491	5,783	2,920,907	5,557,028
Cost of mutual fund shares	$ 4,449	$ 7,410	$ 66	$ 37,203	$ 69,039

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Total assets	393	130,478	14,546	167	7,003
Net assets	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Net assets					
Accumulation units	$ 393	$ 129,545	$ 14,390	$ 167	$ 7,003
Contracts in payout (annuitization)	—	933	156	—	—
Total net assets	$ 393	$ 130,478	$ 14,546	$ 167	$ 7,003
Total number of mutual fund shares	14,103	4,451,646	604,075	8,546	348,410
Cost of mutual fund shares	$ 355	$ 112,384	$ 13,116	$ 111	$ 5,893

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Total assets	438	68,978	1,561	326,650	1,649
Net assets	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Net assets					
Accumulation units	$ 438	$ 67,683	$ 1,561	$ 324,068	$ 1,649
Contracts in payout (annuitization)	—	1,295	—	2,582	—
Total net assets	$ 438	$ 68,978	$ 1,561	$ 326,650	$ 1,649
Total number of mutual fund shares	21,740	3,397,953	33,346	6,875,388	34,921
Cost of mutual fund shares	$ 280	$ 44,348	$ 1,529	$ 279,331	$ 1,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Total assets	351	24,121	70,926	453	649,773
Net assets	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Net assets					
Accumulation units	$ 351	$ 24,121	$ 69,599	$ 453	$ 646,110
Contracts in payout (annuitization)	—	—	1,327	—	3,663
Total net assets	$ 351	$ 24,121	$ 70,926	$ 453	$ 649,773
Total number of mutual fund shares	17,755	1,188,207	3,528,666	21,134	29,098,636
Cost of mutual fund shares	$ 334	$ 24,364	$ 67,777	$ 329	$ 432,470

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class		VY® Pioneer High Yield Portfolio - Initial Class		VY® Pioneer High Yield Portfolio - Service Class		VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class		VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	1,667	$	39,046	$	416	$	331	$	456,024
Total assets		1,667		39,046		416		331		456,024
Net assets	$	1,667	$	39,046	$	416	$	331	$	456,024
Net assets										
Accumulation units	$	1,667	$	38,002	$	416	$	331	$	454,077
Contracts in payout (annuitization)		—		1,044		—		—		1,947
Total net assets	$	1,667	$	39,046	$	416	$	331	$	456,024
Total number of mutual fund shares		77,426		3,267,431		34,805		31,522		39,448,485
Cost of mutual fund shares	$	1,295	$	39,592	$	402	$	301	$	369,574

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Total assets	1,378	1,656	469,719	3,994	238
Net assets	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Net assets					
Accumulation units	$ 1,378	$ 1,656	$ 464,644	$ 3,994	$ 238
Contracts in payout (annuitization)	—	—	5,075	—	—
Total net assets	$ 1,378	$ 1,656	$ 469,719	$ 3,994	$ 238
Total number of mutual fund shares	123,630	19,206	5,040,447	44,526	18,225
Cost of mutual fund shares	$ 1,311	$ 1,493	$ 363,407	$ 3,717	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 91,104	$ 196	$ 5,878	$ 28,660	$ 72,444
Total assets	91,104	196	5,878	28,660	72,444
Net assets	$ 91,104	$ 196	$ 5,878	$ 28,660	$ 72,444
Net assets					
Accumulation units	$ 89,510	$ 196	$ 5,878	$ 28,012	$ 71,728
Contracts in payout (annuitization)	1,594	—	—	648	716
Total net assets	$ 91,104	$ 196	$ 5,878	$ 28,660	$ 72,444
Total number of mutual fund shares	6,896,589	14,902	268,541	2,121,407	4,519,255
Cost of mutual fund shares	$ 72,100	$ 179	$ 5,138	$ 26,098	$ 47,697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I		Voya Growth and Income Portfolio - Class A		Voya Growth and Income Portfolio - Class I		Voya Growth and Income Portfolio - Class S		Voya Global Equity Portfolio - Class I
Assets									
Investments in mutual funds at fair value	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Total assets		64,749		1,456		1,266,962		355		90,478
Net assets	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Net assets									
Accumulation units	$	63,311	$	1,456	$	1,194,738	$	355	$	89,062
Contracts in payout (annuitization)		1,438		—		72,224		—		1,416
Total net assets	$	64,749	$	1,456	$	1,266,962	$	355	$	90,478
Total number of mutual fund shares		4,374,949		50,305		43,137,952		12,268		8,129,243
Cost of mutual fund shares	$	49,815	$	1,389	$	1,079,660	$	364	$	77,035

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 12,878	$ 377,022	$ 201	$ 357,140	$ 71
Total assets	12,878	377,022	201	357,140	71
Net assets	$ 12,878	$ 377,022	$ 201	$ 357,140	$ 71
Net assets					
Accumulation units	$ 12,878	$ 372,488	$ 201	$ 355,545	$ 71
Contracts in payout (annuitization)	—	4,534	—	1,595	—
Total net assets	$ 12,878	$ 377,022	$ 201	$ 357,140	$ 71
Total number of mutual fund shares	1,158,082	12,951,618	6,961	15,561,661	3,122
Cost of mutual fund shares	$ 10,963	$ 208,125	$ 145	$ 273,614	$ 62

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class S		Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S		Voya Russell™ Large Cap Growth Index Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	154,397	$	193	$	41,414	$	10	$	63,047
Total assets		154,397		193		41,414		10		63,047
Net assets	$	154,397	$	193	$	41,414	$	10	$	63,047
Net assets										
Accumulation units	$	153,394	$	193	$	40,985	$	10	$	60,770
Contracts in payout (annuitization)		1,003		—		429		—		2,277
Total net assets	$	154,397	$	193	$	41,414	$	10	$	63,047
Total number of mutual fund shares		5,765,373		7,308		3,856,089		924		1,783,521
Cost of mutual fund shares	$	96,781	$	142	$	36,171	$	8	$	47,658

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Total assets	1,474	123,610	441	672	16,042
Net assets	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Net assets					
Accumulation units	$ 1,474	$ 123,610	$ —	$ 672	$ 16,042
Contracts in payout (annuitization)	—	—	441	—	—
Total net assets	$ 1,474	$ 123,610	$ 441	$ 672	$ 16,042
Total number of mutual fund shares	41,921	5,888,978	21,147	28,809	692,366
Cost of mutual fund shares	$ 892	$ 91,061	$ 315	$ 582	$ 13,758

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Total assets	16,225	159,494	70,922	178,760	146
Net assets	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Net assets					
Accumulation units	$ 16,225	$ 159,494	$ 70,922	$ 176,205	$ 146
Contracts in payout (annuitization)	—	—	—	2,555	—
Total net assets	$ 16,225	$ 159,494	$ 70,922	$ 178,760	$ 146
Total number of mutual fund shares	462,133	9,796,950	4,528,880	8,121,759	6,795
Cost of mutual fund shares	$ 12,599	$ 148,650	$ 66,727	$ 153,142	$ 131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Total assets	15,746	255,230	1,104	69,587	109
Net assets	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Net assets					
Accumulation units	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 15,746	$ 255,230	$ 1,104	$ 69,587	$ 109
Total number of mutual fund shares	1,486,880	17,529,521	80,160	2,422,951	4,055
Cost of mutual fund shares	$ 15,932	$ 238,557	$ 1,022	$ 62,468	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 46,316	$ 71,676	$ 79,557	$ 2,965	$ 191,542
Total assets	46,316	71,676	79,557	2,965	191,542
Net assets	$ 46,316	$ 71,676	$ 79,557	$ 2,965	$ 191,542
Net assets					
Accumulation units	$ 46,316	$ 71,676	$ 79,557	$ 2,965	$ 191,542
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 46,316	$ 71,676	$ 79,557	$ 2,965	$ 191,542
Total number of mutual fund shares	1,501,805	3,439,331	2,975,217	65,504	4,217,125
Cost of mutual fund shares	$ 44,678	$ 78,730	$ 88,719	$ 2,666	$ 145,256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Assets			
Investments in mutual funds at fair value	$ 131	$ 636	$ 127,478
Total assets	131	636	127,478
Net assets	$ 131	$ 636	$ 127,478
Net assets			
Accumulation units	$ 131	$ 636	$ 127,478
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 131	$ 636	$ 127,478
Total number of mutual fund shares	7,512	12,216	3,656,866
Cost of mutual fund shares	$ 143	$ 588	$ 87,087

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 8	$ 150	$ 5	$ 5
Expenses:					
Mortality and expense risks and other charges	2	7	—	1	40
Total expenses	2	7	—	1	40
Net investment income (loss)	(1)	1	150	4	(35)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	10	37	73	—	7
Capital gains distributions	21	48	—	—	503
Total realized gain (loss) on investments and capital gains distributions	31	85	73	—	510
Net unrealized appreciation (depreciation) of investments	(1)	12	1,911	—	43
Net realized and unrealized gain (loss) on investments	30	97	1,984	—	553
Net increase (decrease) in net assets resulting from operations	$ 29	$ 98	$ 2,134	$ 4	$ 518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 13	$ —	$ —	$ 18
Expenses:					
Mortality and expense risks and other charges	1	6	—	1	4
Total expenses	1	6	—	1	4
Net investment income (loss)	(1)	7	—	(1)	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	10	—	(44)	(1)
Capital gains distributions	9	6	1	7	—
Total realized gain (loss) on investments and capital gains distributions	9	16	1	(37)	(1)
Net unrealized appreciation (depreciation) of investments	11	108	1	52	4
Net realized and unrealized gain (loss) on investments	20	124	2	15	3
Net increase (decrease) in net assets resulting from operations	$ 19	$ 131	$ 2	$ 14	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 3	$ —	$ 24	$ 339
Expenses:					
Mortality and expense risks and other charges	9	1	2	289	341
Total expenses	9	1	2	289	341
Net investment income (loss)	(1)	2	(2)	(265)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	1	(8)	2,576	926
Capital gains distributions	77	—	22	2,328	1,699
Total realized gain (loss) on investments and capital gains distributions	72	1	14	4,904	2,625
Net unrealized appreciation (depreciation) of investments	(13)	(1)	26	1,554	1,127
Net realized and unrealized gain (loss) on investments	59	—	40	6,458	3,752
Net increase (decrease) in net assets resulting from operations	$ 58	$ 2	$ 38	$ 6,193	$ 3,750

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 6	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	48	4	3	—	3
Total expenses	48	4	3	—	3
Net investment income (loss)	(48)	(4)	3	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	137	102	13	—	(61)
Capital gains distributions	738	20	67	—	66
Total realized gain (loss) on investments and capital gains distributions	875	122	80	—	5
Net unrealized appreciation (depreciation) of investments	179	28	(40)	1	31
Net realized and unrealized gain (loss) on investments	1,054	150	40	1	36
Net increase (decrease) in net assets resulting from operations	$ 1,006	$ 146	$ 43	$ 1	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 207	$ 398	$ 51	$ 1	$ 712
Expenses:					
Mortality and expense risks and other					
charges	414	705	22	2	293
Total expenses	414	705	22	2	293
Net investment income (loss)	(207)	(307)	29	(1)	419
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,712	3,333	357	8	(1,059)
Capital gains distributions	4,368	3,763	108	26	—
Total realized gain (loss) on investments					
and capital gains distributions	6,080	7,096	465	34	(1,059)
Net unrealized appreciation					
(depreciation) of investments	4,267	6,548	47	(10)	1,204
Net realized and unrealized gain (loss)					
on investments	10,347	13,644	512	24	145
Net increase (decrease) in net assets					
resulting from operations	$ 10,140	$ 13,337	$ 541	$ 23	$ 564

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors℠ - Class R-3	Fundamental Investors℠ - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net investment income (loss)					
Investment Income:					
Dividends	$ 221	$ 14	$ 1,463	$ 127	$ —
Expenses:					
Mortality and expense risks and other charges	122	8	861	21	330
Total expenses	122	8	861	21	330
Net investment income (loss)	99	6	602	106	(330)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	398	158	2,432	43	(548)
Capital gains distributions	716	67	6,571	309	2,156
Total realized gain (loss) on investments and capital gains distributions	1,114	225	9,003	352	1,608
Net unrealized appreciation (depreciation) of investments	557	69	10,069	533	2,396
Net realized and unrealized gain (loss) on investments	1,671	294	19,072	885	4,004
Net increase (decrease) in net assets resulting from operations	$ 1,770	$ 300	$ 19,674	$ 991	$ 3,674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 74	$ 88	$ 14	$ 1
Expenses:					
Mortality and expense risks and other charges	4	112	121	6	24
Total expenses	4	112	121	6	24
Net investment income (loss)	—	(38)	(33)	8	(23)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(307)	178	(35)	32
Capital gains distributions	56	592	—	120	121
Total realized gain (loss) on investments and capital gains distributions	50	285	178	85	153
Net unrealized appreciation (depreciation) of investments	19	1,259	2,986	57	281
Net realized and unrealized gain (loss) on investments	69	1,544	3,164	142	434
Net increase (decrease) in net assets resulting from operations	$ 69	$ 1,506	$ 3,131	$ 150	$ 411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 3	$ 173	$ 192	$ 984
Expenses:					
Mortality and expense risks and other charges	174	2	169	100	526
Total expenses	174	2	169	100	526
Net investment income (loss)	(174)	1	4	92	458
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(354)	(9)	(1,195)	(5)	558
Capital gains distributions	697	35	2,863	—	501
Total realized gain (loss) on investments and capital gains distributions	343	26	1,668	(5)	1,059
Net unrealized appreciation (depreciation) of investments	3,050	(12)	(651)	134	3,606
Net realized and unrealized gain (loss) on investments	3,393	14	1,017	129	4,665
Net increase (decrease) in net assets resulting from operations	$ 3,219	$ 15	$ 1,021	$ 221	$ 5,123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A	Columbia[SM] Acorn® Fund - Class Z
Net investment income (loss)					
Investment Income:					
Dividends	$ 129	$ 11	$ 236	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	37	3	92	—	—
Total expenses	37	3	92	—	—
Net investment income (loss)	92	8	144	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	63	93	(510)	(4)	—
Capital gains distributions	53	31	532	14	1
Total realized gain (loss) on investments and capital gains distributions	116	124	22	10	1
Net unrealized appreciation (depreciation) of investments	226	27	366	1	—
Net realized and unrealized gain (loss) on investments	342	151	388	11	1
Net increase (decrease) in net assets resulting from operations	$ 434	$ 159	$ 532	$ 11	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 82	$ —	$ 4	$ —	$ 51
Expenses:					
Mortality and expense risks and other					
charges	64	—	2	—	12
Total expenses	64	—	2	—	12
Net investment income (loss)	18	—	2	—	39
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(363)	—	(14)	3	(136)
Capital gains distributions	1,525	—	56	1	—
Total realized gain (loss) on investments					
and capital gains distributions	1,162	—	42	4	(136)
Net unrealized appreciation					
(depreciation) of investments	(157)	—	9	5	186
Net realized and unrealized gain (loss)					
on investments	1,005	—	51	9	50
Net increase (decrease) in net assets					
resulting from operations	$ 1,023	$ —	$ 53	$ 9	$ 89

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 16	$ —	$ 15	$ 30
Expenses:					
Mortality and expense risks and other charges	—	32	—	—	—
Total expenses	—	32	—	—	—
Net investment income (loss)	—	(16)	—	15	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(108)	335	2	(4)	16
Capital gains distributions	92	37	1	—	—
Total realized gain (loss) on investments and capital gains distributions	(16)	372	3	(4)	16
Net unrealized appreciation (depreciation) of investments	2,193	(20)	2	6	310
Net realized and unrealized gain (loss) on investments	2,177	352	5	2	326
Net increase (decrease) in net assets resulting from operations	$ 2,177	$ 336	$ 5	$ 17	$ 356

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 141	$ 3	$ 4	$ 14	$ —
Expenses:					
Mortality and expense risks and other charges	—	2	3	8	—
Total expenses	—	2	3	8	—
Net investment income (loss)	141	1	1	6	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	103	9	25	96	—
Capital gains distributions	559	—	11	93	—
Total realized gain (loss) on investments and capital gains distributions	662	9	36	189	—
Net unrealized appreciation (depreciation) of investments	344	34	5	(44)	—
Net realized and unrealized gain (loss) on investments	1,006	43	41	145	—
Net increase (decrease) in net assets resulting from operations	$ 1,147	$ 44	$ 42	$ 151	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 2,943	$ —	$ 6	$ 4,558
Expenses:					
Mortality and expense risks and other charges	29	2,642	—	22	2,687
Total expenses	29	2,642	—	22	2,687
Net investment income (loss)	(2)	301	—	(16)	1,871
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	634	241	—	23	(1,866)
Capital gains distributions	187	12,938	—	158	5,604
Total realized gain (loss) on investments and capital gains distributions	821	13,179	—	181	3,738
Net unrealized appreciation (depreciation) of investments	526	65,278	—	280	24,586
Net realized and unrealized gain (loss) on investments	1,347	78,457	—	461	28,324
Net increase (decrease) in net assets resulting from operations	$ 1,345	$ 78,758	$ —	$ 445	$ 30,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 673	$ 475	$ 438	$ 12,692	$ 4,184
Expenses:					
Mortality and expense risks and other charges	2,977	110	278	11,897	2,606
Total expenses	2,977	110	278	11,897	2,606
Net investment income (loss)	(2,304)	365	160	795	1,578
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13,992	(308)	1,152	11,732	4,789
Capital gains distributions	21,749	—	29	67,560	689
Total realized gain (loss) on investments and capital gains distributions	35,741	(308)	1,181	79,292	5,478
Net unrealized appreciation (depreciation) of investments	54,396	512	6,053	159,952	34,911
Net realized and unrealized gain (loss) on investments	90,137	204	7,234	239,244	40,389
Net increase (decrease) in net assets resulting from operations	$ 87,833	$ 569	$ 7,394	$ 240,039	$ 41,967

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 312	$ 35	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	202	11	3	—
Total expenses	—	202	11	3	—
Net investment income (loss)	—	110	24	(3)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	931	8	(16)	—
Capital gains distributions	—	2,141	53	7	—
Total realized gain (loss) on investments and capital gains distributions	—	3,072	61	(9)	—
Net unrealized appreciation (depreciation) of investments	—	(1,051)	63	54	(1)
Net realized and unrealized gain (loss) on investments	—	2,021	124	45	(1)
Net increase (decrease) in net assets resulting from operations	$ —	$ 2,131	$ 148	$ 42	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 634	$ —	$ 17	$ 1,914
Expenses:					
Mortality and expense risks and other charges	2	1,144	—	75	3,909
Total expenses	2	1,144	—	75	3,909
Net investment income (loss)	(2)	(510)	—	(58)	(1,995)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	4,650	1	1,126	8,717
Capital gains distributions	27	8,671	9	740	27,420
Total realized gain (loss) on investments and capital gains distributions	26	13,321	10	1,866	36,137
Net unrealized appreciation (depreciation) of investments	32	(1,516)	(2)	883	56,466
Net realized and unrealized gain (loss) on investments	58	11,805	8	2,749	92,603
Net increase (decrease) in net assets resulting from operations	$ 56	$ 11,295	$ 8	$ 2,691	$ 90,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 16	$ 33	$ —
Expenses:					
Mortality and expense risks and other charges	—	—	7	8	59
Total expenses	—	—	7	8	59
Net investment income (loss)	—	—	9	25	(59)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	28	21	297
Capital gains distributions	—	1	44	27	587
Total realized gain (loss) on investments and capital gains distributions	—	1	72	48	884
Net unrealized appreciation (depreciation) of investments	—	—	43	79	502
Net realized and unrealized gain (loss) on investments	—	1	115	127	1,386
Net increase (decrease) in net assets resulting from operations	$ —	$ 1	$ 124	$ 152	$ 1,327

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 2	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	2	3	—	1	1
Total expenses	2	3	—	1	1
Net investment income (loss)	—	(1)	—	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	9	—	1	1
Capital gains distributions	—	16	—	—	1
Total realized gain (loss) on investments and capital gains distributions	1	25	—	1	2
Net unrealized appreciation (depreciation) of investments	20	38	—	14	13
Net realized and unrealized gain (loss) on investments	21	63	—	15	15
Net increase (decrease) in net assets resulting from operations	$ 21	$ 62	$ —	$ 15	$ 14

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2017

(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 23	$ 9	$ 3	$ 1
Expenses:					
Mortality and expense risks and other charges	11	8	5	5	5
Total expenses	11	8	5	5	5
Net investment income (loss)	6	15	4	(2)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	25	(24)	4	4	1
Capital gains distributions	11	1	—	29	42
Total realized gain (loss) on investments and capital gains distributions	36	(23)	4	33	43
Net unrealized appreciation (depreciation) of investments	107	22	88	33	51
Net realized and unrealized gain (loss) on investments	143	(1)	92	66	94
Net increase (decrease) in net assets resulting from operations	$ 149	$ 14	$ 96	$ 64	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 13	$ 1	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	143	7	—	1	—
Total expenses	143	7	—	1	—
Net investment income (loss)	(143)	6	1	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	721	(12)	—	(29)	—
Capital gains distributions	1,657	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	2,378	(12)	3	(29)	—
Net unrealized appreciation (depreciation) of investments	(1,020)	9	—	64	—
Net realized and unrealized gain (loss) on investments	1,358	(3)	3	35	—
Net increase (decrease) in net assets resulting from operations	$ 1,215	$ 3	$ 4	$ 34	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Net investment income (loss)					
Investment Income:					
Dividends	$ 123	$ 8	$ —	$ 2	$ 504
Expenses:					
Mortality and expense risks and other charges	33	7	8	3	846
Total expenses	33	7	8	3	846
Net investment income (loss)	90	1	(8)	(1)	(342)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(26)	35	(193)	(1)	5,498
Capital gains distributions	—	16	123	20	8,115
Total realized gain (loss) on investments and capital gains distributions	(26)	51	(70)	19	13,613
Net unrealized appreciation (depreciation) of investments	(18)	1	131	3	(8,151)
Net realized and unrealized gain (loss) on investments	(44)	52	61	22	5,462
Net increase (decrease) in net assets resulting from operations	$ 46	$ 53	$ 53	$ 21	$ 5,120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ 292	$ 365	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	—	172	1
Total expenses	—	1	—	172	1
Net investment income (loss)	—	—	292	193	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	3	(15)	(49)	—
Capital gains distributions	—	4	—	—	10
Total realized gain (loss) on investments and capital gains distributions	—	7	(15)	(49)	10
Net unrealized appreciation (depreciation) of investments	—	14	157	253	8
Net realized and unrealized gain (loss) on investments	—	21	142	204	18
Net increase (decrease) in net assets resulting from operations	$ —	$ 21	$ 434	$ 397	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ —	$ 19	$ 59	$ 2
Expenses:					
Mortality and expense risks and other charges	5	6	—	130	9
Total expenses	5	6	—	130	9
Net investment income (loss)	4	(6)	19	(71)	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	30	17	199	41
Capital gains distributions	6	60	126	730	98
Total realized gain (loss) on investments and capital gains distributions	16	90	143	929	139
Net unrealized appreciation (depreciation) of investments	81	6	158	1,266	314
Net realized and unrealized gain (loss) on investments	97	96	301	2,195	453
Net increase (decrease) in net assets resulting from operations	$ 101	$ 90	$ 320	$ 2,124	$ 446

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 749	$ 10	$ 53	$ —	$ 795
Expenses:					
Mortality and expense risks and other charges	1,372	4	24	1	2,442
Total expenses	1,372	4	24	1	2,442
Net investment income (loss)	(623)	6	29	(1)	(1,647)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,570	3	16	1	10,940
Capital gains distributions	9,168	10	71	6	—
Total realized gain (loss) on investments and capital gains distributions	14,738	13	87	7	10,940
Net unrealized appreciation (depreciation) of investments	25,225	145	224	9	57,411
Net realized and unrealized gain (loss) on investments	39,963	158	311	16	68,351
Net increase (decrease) in net assets resulting from operations	$ 39,340	$ 164	$ 340	$ 15	$ 66,704

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 289	$ 1	$ 6	$ 4	$ 6
Expenses:					
Mortality and expense risks and other charges	196	—	1	4	5
Total expenses	196	—	1	4	5
Net investment income (loss)	93	1	5	—	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	450	(1)	(2)	2	25
Capital gains distributions	—	—	—	—	13
Total realized gain (loss) on investments and capital gains distributions	450	(1)	(2)	2	38
Net unrealized appreciation (depreciation) of investments	12,147	6	11	76	111
Net realized and unrealized gain (loss) on investments	12,597	5	9	78	149
Net increase (decrease) in net assets resulting from operations	$ 12,690	$ 6	$ 14	$ 78	$ 150

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 1	$ 248	$ —	$ 2
Expenses:					
Mortality and expense risks and other					
charges	4	1	249	—	2
Total expenses	4	1	249	—	2
Net investment income (loss)	3	—	(1)	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	2	180	—	1
Capital gains distributions	39	1	1,522	2	—
Total realized gain (loss) on investments					
and capital gains distributions	47	3	1,702	2	1
Net unrealized appreciation					
(depreciation) of investments	(1)	6	1,862	2	73
Net realized and unrealized gain (loss)					
on investments	46	9	3,564	4	74
Net increase (decrease) in net assets					
resulting from operations	$ 49	$ 9	$ 3,563	$ 4	$ 74

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 381	$ 234	$ 110	$ 2,080
Expenses:					
Mortality and expense risks and other charges	1	222	410	14	702
Total expenses	1	222	410	14	702
Net investment income (loss)	1	159	(176)	96	1,378
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	340	860	(19)	(3,526)
Capital gains distributions	—	1,708	3,813	—	—
Total realized gain (loss) on investments and capital gains distributions	—	2,048	4,673	(19)	(3,526)
Net unrealized appreciation (depreciation) of investments	4	1,891	(77)	(62)	4,661
Net realized and unrealized gain (loss) on investments	4	3,939	4,596	(81)	1,135
Net increase (decrease) in net assets resulting from operations	$ 5	$ 4,098	$ 4,420	$ 15	$ 2,513

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 247	$ 55	$ 21	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	122	9	4	76	—
Total expenses	122	9	4	76	—
Net investment income (loss)	125	46	17	(76)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	122	(35)	(10)	121	—
Capital gains distributions	563	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	685	(35)	(10)	121	—
Net unrealized appreciation (depreciation) of investments	1,156	66	25	2,064	—
Net realized and unrealized gain (loss) on investments	1,841	31	15	2,185	—
Net increase (decrease) in net assets resulting from operations	$ 1,966	$ 77	$ 32	$ 2,109	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 905	$ 2	$ 129	$ 1	$ —
Expenses:					
Mortality and expense risks and other					
charges	183	1	92	—	—
Total expenses	183	1	92	—	—
Net investment income (loss)	722	1	37	1	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(405)	(3)	414	23	—
Capital gains distributions	—	2	644	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(405)	(1)	1,058	23	—
Net unrealized appreciation					
(depreciation) of investments	886	9	533	(10)	—
Net realized and unrealized gain (loss)					
on investments	481	8	1,591	13	—
Net increase (decrease) in net assets					
resulting from operations	$ 1,203	$ 9	$ 1,628	$ 14	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 51	$ —	$ 56	$ 6	$ 4
Expenses:					
Mortality and expense risks and other charges	46	194	—	6	3
Total expenses	46	194	—	6	3
Net investment income (loss)	5	(194)	56	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	127	409	108	79	2
Capital gains distributions	232	997	2,058	60	23
Total realized gain (loss) on investments and capital gains distributions	359	1,406	2,166	139	25
Net unrealized appreciation (depreciation) of investments	287	3,104	3,551	(21)	29
Net realized and unrealized gain (loss) on investments	646	4,510	5,717	118	54
Net increase (decrease) in net assets resulting from operations	$ 651	$ 4,316	$ 5,773	$ 118	$ 55

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 154	$ 7	$ 985	$ 4,222	$ 1
Expenses:					
Mortality and expense risks and other charges	60	4	125	1,203	1
Total expenses	60	4	125	1,203	1
Net investment income (loss)	94	3	860	3,019	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(41)	(7)	(247)	(1,400)	3
Capital gains distributions	—	—	—	—	4
Total realized gain (loss) on investments and capital gains distributions	(41)	(7)	(247)	(1,400)	7
Net unrealized appreciation (depreciation) of investments	61	83	(29)	244	3
Net realized and unrealized gain (loss) on investments	20	76	(276)	(1,156)	10
Net increase (decrease) in net assets resulting from operations	$ 114	$ 79	$ 584	$ 1,863	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 168	$ —	$ 3	$ 5
Expenses:					
Mortality and expense risks and other charges	—	—	146	1	2
Total expenses	—	—	146	1	2
Net investment income (loss)	—	168	(146)	2	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	30	1,046	—	10
Capital gains distributions	—	708	—	10	6
Total realized gain (loss) on investments and capital gains distributions	—	738	1,046	10	16
Net unrealized appreciation (depreciation) of investments	—	237	160	1	11
Net realized and unrealized gain (loss) on investments	—	975	1,206	11	27
Net increase (decrease) in net assets resulting from operations	$ —	$ 1,143	$ 1,060	$ 13	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 18	$ —	$ 6,459
Expenses:					
Mortality and expense risks and other charges	—	2	31	—	2,699
Total expenses	—	2	31	—	2,699
Net investment income (loss)	—	(2)	(13)	—	3,760
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	9	14	—	4,327
Capital gains distributions	2	18	83	3	—
Total realized gain (loss) on investments and capital gains distributions	2	27	97	3	4,327
Net unrealized appreciation (depreciation) of investments	6	3	280	2	23,883
Net realized and unrealized gain (loss) on investments	8	30	377	5	28,210
Net increase (decrease) in net assets resulting from operations	$ 8	$ 28	$ 364	$ 5	$ 31,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 23	$ —	$ 16	$ 76
Expenses:					
Mortality and expense risks and other charges	1	5	2	5	28
Total expenses	1	5	2	5	28
Net investment income (loss)	1	18	(2)	11	48
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	9	1	—	(56)
Capital gains distributions	11	127	13	—	—
Total realized gain (loss) on investments and capital gains distributions	12	136	14	—	(56)
Net unrealized appreciation (depreciation) of investments	—	(121)	36	(5)	31
Net realized and unrealized gain (loss) on investments	12	15	50	(5)	(25)
Net increase (decrease) in net assets resulting from operations	$ 13	$ 33	$ 48	$ 6	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 23	$ 15,362	$ 83	$ 63	$ 3
Expenses:					
Mortality and expense risks and other charges	5	4,009	9	28	—
Total expenses	5	4,009	9	28	—
Net investment income (loss)	18	11,353	74	35	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	5,011	(3)	274	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	5,011	(3)	274	—
Net unrealized appreciation (depreciation) of investments	12	2,122	44	161	—
Net realized and unrealized gain (loss) on investments	12	7,133	41	435	—
Net increase (decrease) in net assets resulting from operations	$ 30	$ 18,486	$ 115	$ 470	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,549	$ 1,497	$ —	$ 3,088	$ 38
Expenses:					
Mortality and expense risks and other charges	234	221	—	4,297	36
Total expenses	234	221	—	4,297	36
Net investment income (loss)	2,315	1,276	—	(1,209)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(318)	(274)	3	10,957	3
Capital gains distributions	—	—	10	33,897	659
Total realized gain (loss) on investments and capital gains distributions	(318)	(274)	13	44,854	662
Net unrealized appreciation (depreciation) of investments	4	110	20	76,907	1,601
Net realized and unrealized gain (loss) on investments	(314)	(164)	33	121,761	2,263
Net increase (decrease) in net assets resulting from operations	$ 2,001	$ 1,112	$ 33	$ 120,552	$ 2,265

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 8,064	$ 36	$ —	$ 136
Expenses:					
Mortality and expense risks and other charges	—	3,152	9	—	120
Total expenses	—	3,152	9	—	120
Net investment income (loss)	—	4,912	27	—	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	13,360	8	—	818
Capital gains distributions	—	—	—	—	769
Total realized gain (loss) on investments and capital gains distributions	—	13,360	8	—	1,587
Net unrealized appreciation (depreciation) of investments	2	20,678	162	—	847
Net realized and unrealized gain (loss) on investments	2	34,038	170	—	2,434
Net increase (decrease) in net assets resulting from operations	$ 2	$ 38,950	$ 197	$ —	$ 2,450

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 485	$ —	$ 1	$ 3,088
Expenses:					
Mortality and expense risks and other charges	4	140	—	—	682
Total expenses	4	140	—	—	682
Net investment income (loss)	(1)	345	—	1	2,406
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	80	(2)	(1)	3,517
Capital gains distributions	26	1,232	—	—	—
Total realized gain (loss) on investments and capital gains distributions	49	1,312	(2)	(1)	3,517
Net unrealized appreciation (depreciation) of investments	28	3,094	3	3	1,779
Net realized and unrealized gain (loss) on investments	77	4,406	1	2	5,296
Net increase (decrease) in net assets resulting from operations	$ 76	$ 4,751	$ 1	$ 3	$ 7,702

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 46	$ 1,183	$ 150	$ 180
Expenses:					
Mortality and expense risks and other charges	—	19	505	76	256
Total expenses	—	19	505	76	256
Net investment income (loss)	2	27	678	74	(76)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	177	5,102	(6,364)	(7,752)
Capital gains distributions	—	—	—	6,690	11,208
Total realized gain (loss) on investments and capital gains distributions	8	177	5,102	326	3,456
Net unrealized appreciation (depreciation) of investments	(6)	(119)	(3,432)	2,708	1,594
Net realized and unrealized gain (loss) on investments	2	58	1,670	3,034	5,050
Net increase (decrease) in net assets resulting from operations	$ 4	$ 85	$ 2,348	$ 3,108	$ 4,974

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 671	$ 632	$ 1	$ 90	$ 106
Expenses:					
Mortality and expense risks and other charges	132	283	1	185	233
Total expenses	132	283	1	185	233
Net investment income (loss)	539	349	—	(95)	(127)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(292)	695	2	(1,871)	(345)
Capital gains distributions	1,595	1,675	—	—	—
Total realized gain (loss) on investments and capital gains distributions	1,303	2,370	2	(1,871)	(345)
Net unrealized appreciation (depreciation) of investments	2,001	1,100	92	7,958	8,181
Net realized and unrealized gain (loss) on investments	3,304	3,470	94	6,087	7,836
Net increase (decrease) in net assets resulting from operations	$ 3,843	$ 3,819	$ 94	$ 5,992	$ 7,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 290	$ 141	$ 1	$ 5
Expenses:					
Mortality and expense risks and other					
charges	—	185	293	—	2
Total expenses	—	185	293	—	2
Net investment income (loss)	—	105	(152)	1	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	757	542	1	—
Capital gains distributions	2	2,188	1,624	4	23
Total realized gain (loss) on investments					
and capital gains distributions	2	2,945	2,166	5	23
Net unrealized appreciation					
(depreciation) of investments	3	2,947	2,142	8	37
Net realized and unrealized gain (loss)					
on investments	5	5,892	4,308	13	60
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ 5,997	$ 4,156	$ 14	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4,479	$ 9,586	$ 20	$ 2,124	$ 1
Expenses:					
Mortality and expense risks and other					
charges	1,327	7,196	4	801	—
Total expenses	1,327	7,196	4	801	—
Net investment income (loss)	3,152	2,390	16	1,323	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,686	17,819	57	4,526	5
Capital gains distributions	14,080	36,731	99	7,773	—
Total realized gain (loss) on investments					
and capital gains distributions	15,766	54,550	156	12,299	5
Net unrealized appreciation					
(depreciation) of investments	21,542	43,710	11	1,204	17
Net realized and unrealized gain (loss)					
on investments	37,308	98,260	167	13,503	22
Net increase (decrease) in net assets					
resulting from operations	$ 40,460	$ 100,650	$ 183	$ 14,826	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 92	$ 14	$ 88	$ 1,288	$ 3
Expenses:					
Mortality and expense risks and other					
charges	80	6	56	1,494	1
Total expenses	80	6	56	1,494	1
Net investment income (loss)	12	8	32	(206)	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	387	(53)	(303)	—	5
Capital gains distributions	—	5	37	48	6
Total realized gain (loss) on investments					
and capital gains distributions	387	(48)	(266)	48	11
Net unrealized appreciation					
(depreciation) of investments	1,457	163	1,102	—	(5)
Net realized and unrealized gain (loss)					
on investments	1,844	115	836	48	6
Net increase (decrease) in net assets					
resulting from operations	$ 1,856	$ 123	$ 868	$ (158)	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 19	$ 6	$ 1,965	$ 14
Expenses:					
Mortality and expense risks and other charges	2	6	1	701	3
Total expenses	2	6	1	701	3
Net investment income (loss)	1	13	5	1,264	11
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22	38	(4)	(794)	(13)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	22	38	(4)	(794)	(13)
Net unrealized appreciation (depreciation) of investments	75	86	24	5,879	53
Net realized and unrealized gain (loss) on investments	97	124	20	5,085	40
Net increase (decrease) in net assets resulting from operations	$ 98	$ 137	$ 25	$ 6,349	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 176	$ 52	$ 58	$ 194	$ 74
Expenses:					
Mortality and expense risks and other charges	98	27	24	120	39
Total expenses	98	27	24	120	39
Net investment income (loss)	78	25	34	74	35
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(139)	(44)	37	(141)	(33)
Capital gains distributions	198	68	83	286	128
Total realized gain (loss) on investments and capital gains distributions	59	24	120	145	95
Net unrealized appreciation (depreciation) of investments	1,118	383	403	1,589	652
Net realized and unrealized gain (loss) on investments	1,177	407	523	1,734	747
Net increase (decrease) in net assets resulting from operations	$ 1,255	$ 432	$ 557	$ 1,808	$ 782

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 30	$ 185	$ 35	$ 29	$ 43
Expenses:					
Mortality and expense risks and other charges	14	123	21	13	28
Total expenses	14	123	21	13	28
Net investment income (loss)	16	62	14	16	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(64)	(90)	(8)	(28)	(5)
Capital gains distributions	56	330	73	66	68
Total realized gain (loss) on investments and capital gains distributions	(8)	240	65	38	63
Net unrealized appreciation (depreciation) of investments	386	1,769	359	396	491
Net realized and unrealized gain (loss) on investments	378	2,009	424	434	554
Net increase (decrease) in net assets resulting from operations	$ 394	$ 2,071	$ 438	$ 450	$ 569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 12	$ 87	$ 17	$ 20
Expenses:					
Mortality and expense risks and other charges	13	4	45	6	9
Total expenses	13	4	45	6	9
Net investment income (loss)	4	8	42	11	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(3)	12	3	6
Capital gains distributions	32	24	19	4	5
Total realized gain (loss) on investments and capital gains distributions	26	21	31	7	11
Net unrealized appreciation (depreciation) of investments	214	169	249	57	68
Net realized and unrealized gain (loss) on investments	240	190	280	64	79
Net increase (decrease) in net assets resulting from operations	$ 244	$ 198	$ 322	$ 75	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 164	$ 2,644	$ 180	$ 6
Expenses:					
Mortality and expense risks and other charges	2	50	1,193	72	1
Total expenses	2	50	1,193	72	1
Net investment income (loss)	6	114	1,451	108	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(163)	2,433	(507)	—
Capital gains distributions	13	205	3,751	291	11
Total realized gain (loss) on investments and capital gains distributions	13	42	6,184	(216)	11
Net unrealized appreciation (depreciation) of investments	44	658	10,895	1,533	57
Net realized and unrealized gain (loss) on investments	57	700	17,079	1,317	68
Net increase (decrease) in net assets resulting from operations	$ 63	$ 814	$ 18,530	$ 1,425	$ 73

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 114	$ 2,239	$ 190	$ —	$ 72
Expenses:					
Mortality and expense risks and other charges	42	1,218	93	—	33
Total expenses	42	1,218	93	—	33
Net investment income (loss)	72	1,021	97	—	39
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(85)	2,135	167	(2)	24
Capital gains distributions	162	3,694	349	1	145
Total realized gain (loss) on investments and capital gains distributions	77	5,829	516	(1)	169
Net unrealized appreciation (depreciation) of investments	735	17,394	1,643	7	622
Net realized and unrealized gain (loss) on investments	812	23,223	2,159	6	791
Net increase (decrease) in net assets resulting from operations	$ 884	$ 24,244	$ 2,256	$ 6	$ 830

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,198	$ 80	$ 22	$ 202	$ 14
Expenses:					
Mortality and expense risks and other charges	897	54	13	168	12
Total expenses	897	54	13	168	12
Net investment income (loss)	301	26	9	34	2
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	1,579	(500)	53	(84)	17
Capital gains distributions	2,958	228	38	435	35
Total realized gain (loss) on investments and capital gains distributions	4,537	(272)	91	351	52
Net unrealized appreciation (depreciation) of investments	15,519	1,724	194	3,644	253
Net realized and unrealized gain (loss) on investments	20,056	1,452	285	3,995	305
Net increase (decrease) in net assets resulting from operations	$ 20,357	$ 1,478	$ 294	$ 4,029	$ 307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 81	$ 18	$ 216	$ 1,290	$ 101
Expenses:					
Mortality and expense risks and other charges	55	3	40	478	34
Total expenses	55	3	40	478	34
Net investment income (loss)	26	15	176	812	67
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(34)	12	(6)	582	80
Capital gains distributions	90	3	26	177	15
Total realized gain (loss) on investments and capital gains distributions	56	15	20	759	95
Net unrealized appreciation (depreciation) of investments	620	49	485	3,206	266
Net realized and unrealized gain (loss) on investments	676	64	505	3,965	361
Net increase (decrease) in net assets resulting from operations	$ 702	$ 79	$ 681	$ 4,777	$ 428

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 155	$ 1	$ 466	$ 766	$ 2
Expenses:					
Mortality and expense risks and other charges	69	—	164	554	1
Total expenses	69	—	164	554	1
Net investment income (loss)	86	1	302	212	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(119)	—	(151)	956	8
Capital gains distributions	—	3	1,442	2,817	44
Total realized gain (loss) on investments and capital gains distributions	(119)	3	1,291	3,773	52
Net unrealized appreciation (depreciation) of investments	634	4	2,217	2,961	34
Net realized and unrealized gain (loss) on investments	515	7	3,508	6,734	86
Net increase (decrease) in net assets resulting from operations	$ 601	$ 8	$ 3,810	$ 6,946	$ 87

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 939	$ 138	$ —	$ 20	$ 4
Expenses:					
Mortality and expense risks and other charges	1,131	138	1	60	1
Total expenses	1,131	138	1	60	1
Net investment income (loss)	(192)	—	(1)	(40)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16,086	714	3	489	30
Capital gains distributions	13,822	805	7	265	—
Total realized gain (loss) on investments and capital gains distributions	29,908	1,519	10	754	30
Net unrealized appreciation (depreciation) of investments	906	1,099	6	(91)	35
Net realized and unrealized gain (loss) on investments	30,814	2,618	16	663	65
Net increase (decrease) in net assets resulting from operations	$ 30,622	$ 2,618	$ 15	$ 623	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 776	$ 20	$ 7,047	$ 27	$ 1
Expenses:					
Mortality and expense risks and other					
charges	649	5	3,118	10	1
Total expenses	649	5	3,118	10	1
Net investment income (loss)	127	15	3,929	17	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,538	43	5,793	3	14
Capital gains distributions	—	37	7,759	37	35
Total realized gain (loss) on investments					
and capital gains distributions	5,538	80	13,552	40	49
Net unrealized appreciation					
(depreciation) of investments	4,429	53	12,800	97	(4)
Net realized and unrealized gain (loss)					
on investments	9,967	133	26,352	137	45
Net increase (decrease) in net assets					
resulting from operations	$ 10,094	$ 148	$ 30,281	$ 154	$ 45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 202	$ 416	$ 3	$ 6,396	$ 13
Expenses:					
Mortality and expense risks and other charges	151	658	2	5,855	14
Total expenses	151	658	2	5,855	14
Net investment income (loss)	51	(242)	1	541	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	3,385	18	18,449	30
Capital gains distributions	2,153	6,404	1	915	2
Total realized gain (loss) on investments and capital gains distributions	2,147	9,789	19	19,364	32
Net unrealized appreciation (depreciation) of investments	77	(1,304)	108	154,394	374
Net realized and unrealized gain (loss) on investments	2,224	8,485	127	173,758	406
Net increase (decrease) in net assets resulting from operations	$ 2,275	$ 8,243	$ 128	$ 174,299	$ 405

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,791	$ 28	$ 1	$ 2,668	$ 5
Expenses:					
Mortality and expense risks and other charges	302	3	1	4,319	8
Total expenses	302	3	1	4,319	8
Net investment income (loss)	1,489	25	—	(1,651)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(67)	(20)	10	7,875	24
Capital gains distributions	—	—	26	30,264	88
Total realized gain (loss) on investments and capital gains distributions	(67)	(20)	36	38,139	112
Net unrealized appreciation (depreciation) of investments	819	34	34	53,037	143
Net realized and unrealized gain (loss) on investments	752	14	70	91,176	255
Net increase (decrease) in net assets resulting from operations	$ 2,241	$ 39	$ 70	$ 89,525	$ 252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 224	$ —	$ 4	$ 1,749
Expenses:					
Mortality and expense risks and other charges	5	3,722	24	1	850
Total expenses	5	3,722	24	1	850
Net investment income (loss)	(5)	(3,498)	(24)	3	899
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	43	13,683	264	2	(644)
Capital gains distributions	145	43,180	405	—	—
Total realized gain (loss) on investments and capital gains distributions	188	56,863	669	2	(644)
Net unrealized appreciation (depreciation) of investments	178	61,520	435	40	16,369
Net realized and unrealized gain (loss) on investments	366	118,383	1,104	42	15,725
Net increase (decrease) in net assets resulting from operations	$ 361	$ 114,885	$ 1,080	$ 45	$ 16,624

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 102	$ 740	$ 1,231	$ 1,259
Expenses:					
Mortality and expense risks and other charges	1	46	280	684	596
Total expenses	1	46	280	684	596
Net investment income (loss)	2	56	460	547	663
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7	182	1,494	3,541	4,761
Capital gains distributions	—	82	—	—	—
Total realized gain (loss) on investments and capital gains distributions	7	264	1,494	3,541	4,761
Net unrealized appreciation (depreciation) of investments	35	485	725	6,842	2,563
Net realized and unrealized gain (loss) on investments	42	749	2,219	10,383	7,324
Net increase (decrease) in net assets resulting from operations	$ 44	$ 805	$ 2,679	$ 10,930	$ 7,987

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 22,163	$ 5	$ 2,024	$ 251
Expenses:					
Mortality and expense risks and other charges	5	13,439	3	739	141
Total expenses	5	13,439	3	739	141
Net investment income (loss)	14	8,724	2	1,285	110
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35	61,293	(6)	1,159	81
Capital gains distributions	160	137,511	39	—	—
Total realized gain (loss) on investments and capital gains distributions	195	198,804	33	1,159	81
Net unrealized appreciation (depreciation) of investments	37	6,469	24	15,854	2,197
Net realized and unrealized gain (loss) on investments	232	205,273	57	17,013	2,278
Net increase (decrease) in net assets resulting from operations	$ 246	$ 213,997	$ 59	$ 18,298	$ 2,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,591	$ 2	$ 4,617	$ 1	$ 1,371
Expenses:					
Mortality and expense risks and other					
charges	3,525	1	3,215	1	1,498
Total expenses	3,525	1	3,215	1	1,498
Net investment income (loss)	2,066	1	1,402	—	(127)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20,235	77	9,604	27	12,507
Capital gains distributions	6,406	3	22,195	9	13,134
Total realized gain (loss) on investments					
and capital gains distributions	26,641	80	31,799	36	25,641
Net unrealized appreciation					
(depreciation) of investments	45,480	(34)	8,805	(17)	(12,485)
Net realized and unrealized gain (loss)					
on investments	72,121	46	40,604	19	13,156
Net increase (decrease) in net assets					
resulting from operations	$ 74,187	$ 47	$ 42,006	$ 19	$ 13,029

The accompanying notes are an integral part of these financial statements.

138

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 844	$ —	$ 581	$ 12
Expenses:					
Mortality and expense risks and other					
charges	1	338	—	531	4
Total expenses	1	338	—	531	4
Net investment income (loss)	—	506	—	50	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	54	683	—	2,041	110
Capital gains distributions	16	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	70	683	—	2,041	110
Net unrealized appreciation					
(depreciation) of investments	(51)	6,285	2	11,459	236
Net realized and unrealized gain (loss)					
on investments	19	6,968	2	13,500	346
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 7,474	$ 2	$ 13,550	$ 354

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,740	$ 6	$ 13	$ 281	$ 96
Expenses:					
Mortality and expense risks and other charges	814	4	7	149	140
Total expenses	814	4	7	149	140
Net investment income (loss)	926	2	6	132	(44)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,318	18	19	558	849
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,318	18	19	558	849
Net unrealized appreciation (depreciation) of investments	15,926	60	45	1,028	2,188
Net realized and unrealized gain (loss) on investments	20,244	78	64	1,586	3,037
Net increase (decrease) in net assets resulting from operations	$ 21,170	$ 80	$ 70	$ 1,718	$ 2,993

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,061	$ 669	$ 583	$ 1	$ 375
Expenses:					
Mortality and expense risks and other charges	916	482	1,595	1	138
Total expenses	916	482	1,595	1	138
Net investment income (loss)	1,145	187	(1,012)	—	237
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,631	840	3,829	36	(27)
Capital gains distributions	9,445	4,285	17,921	44	44
Total realized gain (loss) on investments and capital gains distributions	11,076	5,125	21,750	80	17
Net unrealized appreciation (depreciation) of investments	9,232	2,365	(3,767)	(45)	126
Net realized and unrealized gain (loss) on investments	20,308	7,490	17,983	35	143
Net increase (decrease) in net assets resulting from operations	$ 21,453	$ 7,677	$ 16,971	$ 35	$ 380

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net investment income (loss)					
Investment Income:					
Dividends	$ 208	$ —	$ 48	$ —	$ 525
Expenses:					
Mortality and expense risks and other charges	1,626	6	596	—	340
Total expenses	1,626	6	596	—	340
Net investment income (loss)	(1,418)	(6)	(548)	—	185
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(132)	(26)	1,224	1	(702)
Capital gains distributions	8,351	66	3,582	6	319
Total realized gain (loss) on investments and capital gains distributions	8,219	40	4,806	7	(383)
Net unrealized appreciation (depreciation) of investments	32,735	199	5,890	11	12,473
Net realized and unrealized gain (loss) on investments	40,954	239	10,696	18	12,090
Net increase (decrease) in net assets resulting from operations	$ 39,536	$ 233	$ 10,148	$ 18	$ 12,275

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 117	$ —	$ 44	$ 3,238	$ —
Expenses:					
Mortality and expense risks and other charges	585	537	15	1,706	1
Total expenses	585	537	15	1,706	1
Net investment income (loss)	(468)	(537)	29	1,532	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,004)	(1,392)	44	2,341	(26)
Capital gains distributions	8,895	11,555	157	10,035	37
Total realized gain (loss) on investments and capital gains distributions	6,891	10,163	201	12,376	11
Net unrealized appreciation (depreciation) of investments	8,579	3,010	255	15,620	7
Net realized and unrealized gain (loss) on investments	15,470	13,173	456	27,996	18
Net increase (decrease) in net assets resulting from operations	$ 15,002	$ 12,636	$ 485	$ 29,528	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)		
Investment Income:		
Dividends	$ —	$ 1,163
Expenses:		
Mortality and expense risks and other charges	6	1,350
Total expenses	6	1,350
Net investment income (loss)	(6)	(187)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	42	4,531
Capital gains distributions	—	5,344
Total realized gain (loss) on investments and capital gains distributions	42	9,875
Net unrealized appreciation (depreciation) of investments	45	1,822
Net realized and unrealized gain (loss) on investments	87	11,697
Net increase (decrease) in net assets resulting from operations	$ 81	$ 11,510

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2016	$ 169	$ 484	$ 2,052	$ 47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	118	2
Total realized gain (loss) on investments and capital gains distributions	15	59	(26)	(1)
Net unrealized appreciation (depreciation) of investments	—	2	133	4
Net increase (decrease) in net assets resulting from operations	17	59	225	5
Changes from principal transactions:				
Total unit transactions	(8)	112	4,616	30
Increase (decrease) in net assets derived from principal transactions	(8)	112	4,616	30
Total increase (decrease) in net assets	9	171	4,841	35
Net assets at December 31, 2016	178	655	6,893	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	150	4
Total realized gain (loss) on investments and capital gains distributions	31	85	73	—
Net unrealized appreciation (depreciation) of investments	(1)	12	1,911	—
Net increase (decrease) in net assets resulting from operations	29	98	2,134	4
Changes from principal transactions:				
Total unit transactions	(16)	(131)	3,372	70
Increase (decrease) in net assets derived from principal transactions	(16)	(131)	3,372	70
Total increase (decrease) in net assets	13	(33)	5,506	74
Net assets at December 31, 2017	$ 191	$ 622	$ 12,399	$ 156

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2016	$ 3,609	$ 75	$ 453	$ 11
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	350	—	1	(1)
Net unrealized appreciation (depreciation) of investments	65	7	(13)	3
Net increase (decrease) in net assets resulting from operations	390	6	(8)	2
Changes from principal transactions:				
Total unit transactions	(208)	(9)	102	(1)
Increase (decrease) in net assets derived from principal transactions	(208)	(9)	102	(1)
Total increase (decrease) in net assets	182	(3)	94	1
Net assets at December 31, 2016	3,791	72	547	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(1)	7	—
Total realized gain (loss) on investments and capital gains distributions	510	9	16	1
Net unrealized appreciation (depreciation) of investments	43	11	108	1
Net increase (decrease) in net assets resulting from operations	518	19	131	2
Changes from principal transactions:				
Total unit transactions	(360)	11	8	1
Increase (decrease) in net assets derived from principal transactions	(360)	11	8	1
Total increase (decrease) in net assets	158	30	139	3
Net assets at December 31, 2017	$ 3,949	$ 102	$ 686	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2016	$ 258	$ 153	$ 830	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	10	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(13)	(3)	(81)	(1)
Net unrealized appreciation (depreciation) of investments	(15)	14	181	7
Net increase (decrease) in net assets resulting from operations	(30)	21	95	7
Changes from principal transactions:				
Total unit transactions	(38)	95	(208)	24
Increase (decrease) in net assets derived from principal transactions	(38)	95	(208)	24
Total increase (decrease) in net assets	(68)	116	(113)	31
Net assets at December 31, 2016	190	269	717	40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	14	(1)	2
Total realized gain (loss) on investments and capital gains distributions	(37)	(1)	72	1
Net unrealized appreciation (depreciation) of investments	52	4	(13)	(1)
Net increase (decrease) in net assets resulting from operations	14	17	58	2
Changes from principal transactions:				
Total unit transactions	(95)	119	(14)	80
Increase (decrease) in net assets derived from principal transactions	(95)	119	(14)	80
Total increase (decrease) in net assets	(81)	136	44	82
Net assets at December 31, 2017	$ 109	$ 405	$ 761	$ 122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Responsible Investing Fund - Class A
Net assets at January 1, 2016	$ 305	$ 26,133	$ 33,322	$ 3,708
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(249)	(95)	(39)
Total realized gain (loss) on investments and capital gains distributions	(23)	3,465	3,369	215
Net unrealized appreciation (depreciation) of investments	64	(2,957)	(360)	(136)
Net increase (decrease) in net assets resulting from operations	40	259	2,914	40
Changes from principal transactions:				
Total unit transactions	(27)	(2,876)	(3,033)	(104)
Increase (decrease) in net assets derived from principal transactions	(27)	(2,876)	(3,033)	(104)
Total increase (decrease) in net assets	13	(2,617)	(119)	(64)
Net assets at December 31, 2016	318	23,516	33,203	3,644
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(265)	(2)	(48)
Total realized gain (loss) on investments and capital gains distributions	14	4,904	2,625	875
Net unrealized appreciation (depreciation) of investments	26	1,554	1,127	179
Net increase (decrease) in net assets resulting from operations	38	6,193	3,750	1,006
Changes from principal transactions:				
Total unit transactions	(204)	(1,151)	(3,686)	894
Increase (decrease) in net assets derived from principal transactions	(204)	(1,151)	(3,686)	894
Total increase (decrease) in net assets	(166)	5,042	64	1,900
Net assets at December 31, 2017	$ 152	$ 28,558	$ 33,267	$ 5,544

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2016	$ 1,225	$ 247	$ 26	$ 535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	4	—	3
Total realized gain (loss) on investments and capital gains distributions	(54)	11	6	(60)
Net unrealized appreciation (depreciation) of investments	72	23	(4)	157
Net increase (decrease) in net assets resulting from operations	12	38	2	100
Changes from principal transactions:				
Total unit transactions	(756)	8	(22)	(89)
Increase (decrease) in net assets derived from principal transactions	(756)	8	(22)	(89)
Total increase (decrease) in net assets	(744)	46	(20)	11
Net assets at December 31, 2016	481	293	6	546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	122	80	—	5
Net unrealized appreciation (depreciation) of investments	28	(40)	1	31
Net increase (decrease) in net assets resulting from operations	146	43	1	35
Changes from principal transactions:				
Total unit transactions	(524)	(5)	—	(196)
Increase (decrease) in net assets derived from principal transactions	(524)	(5)	—	(196)
Total increase (decrease) in net assets	(378)	38	1	(161)
Net assets at December 31, 2017	$ 103	$ 331	$ 7	$ 385

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2016	$ 37,723	$ 64,741	$ 5,103	$ 118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(121)	264	38	—
Total realized gain (loss) on investments and capital gains distributions	5,475	3,961	497	4
Net unrealized appreciation (depreciation) of investments	(2,994)	1,005	(190)	32
Net increase (decrease) in net assets resulting from operations	2,360	5,230	345	36
Changes from principal transactions:				
Total unit transactions	(2,533)	(2,023)	(1,089)	58
Increase (decrease) in net assets derived from principal transactions	(2,533)	(2,023)	(1,089)	58
Total increase (decrease) in net assets	(173)	3,207	(744)	94
Net assets at December 31, 2016	37,550	67,948	4,359	212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	(307)	29	(1)
Total realized gain (loss) on investments and capital gains distributions	6,080	7,096	465	34
Net unrealized appreciation (depreciation) of investments	4,267	6,548	47	(10)
Net increase (decrease) in net assets resulting from operations	10,140	13,337	541	23
Changes from principal transactions:				
Total unit transactions	(1,131)	(5,297)	(1,944)	68
Increase (decrease) in net assets derived from principal transactions	(1,131)	(5,297)	(1,944)	68
Total increase (decrease) in net assets	9,009	8,040	(1,403)	91
Net assets at December 31, 2017	$ 46,559	$ 75,988	$ 2,956	$ 303

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors℠ - Class R-3	Fundamental Investors℠ - Class R-4
Net assets at January 1, 2016	$ 24,336	$ 9,398	$ 1,374	$ 72,172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	223	87	11	592
Total realized gain (loss) on investments and capital gains distributions	(775)	842	68	5,052
Net unrealized appreciation (depreciation) of investments	1,465	138	73	2,998
Net increase (decrease) in net assets resulting from operations	913	1,067	152	8,642
Changes from principal transactions:				
Total unit transactions	(861)	(859)	(44)	3,914
Increase (decrease) in net assets derived from principal transactions	(861)	(859)	(44)	3,914
Total increase (decrease) in net assets	52	208	108	12,556
Net assets at December 31, 2016	24,388	9,606	1,482	84,728
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	99	6	602
Total realized gain (loss) on investments and capital gains distributions	(1,059)	1,114	225	9,003
Net unrealized appreciation (depreciation) of investments	1,204	557	69	10,069
Net increase (decrease) in net assets resulting from operations	564	1,770	300	19,674
Changes from principal transactions:				
Total unit transactions	6,978	(374)	(745)	7,195
Increase (decrease) in net assets derived from principal transactions	6,978	(374)	(745)	7,195
Total increase (decrease) in net assets	7,542	1,396	(445)	26,869
Net assets at December 31, 2017	$ 31,930	$ 11,002	$ 1,037	$ 111,597

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2016	$ 3,156	$ 33,918	$ 551	$ 11,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(175)	(1)	(74)
Total realized gain (loss) on investments and capital gains distributions	156	61	31	(56)
Net unrealized appreciation (depreciation) of investments	277	6,985	20	1,479
Net increase (decrease) in net assets resulting from operations	503	6,871	50	1,349
Changes from principal transactions:				
Total unit transactions	1,000	(2,360)	(95)	(1,739)
Increase (decrease) in net assets derived from principal transactions	1,000	(2,360)	(95)	(1,739)
Total increase (decrease) in net assets	1,503	4,511	(45)	(390)
Net assets at December 31, 2016	4,659	38,429	506	11,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(330)	—	(38)
Total realized gain (loss) on investments and capital gains distributions	352	1,608	50	285
Net unrealized appreciation (depreciation) of investments	533	2,396	19	1,259
Net increase (decrease) in net assets resulting from operations	991	3,674	69	1,506
Changes from principal transactions:				
Total unit transactions	2,296	(7,217)	(46)	(1,752)
Increase (decrease) in net assets derived from principal transactions	2,296	(7,217)	(46)	(1,752)
Total increase (decrease) in net assets	3,287	(3,543)	23	(246)
Net assets at December 31, 2017	$ 7,946	$ 34,886	$ 529	$ 11,013

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2016	$ 14,558	$ 1,273	$ 171	$ 12,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	17	(5)	(134)
Total realized gain (loss) on investments and capital gains distributions	227	109	4	(915)
Net unrealized appreciation (depreciation) of investments	(1,665)	65	(54)	234
Net increase (decrease) in net assets resulting from operations	(1,434)	191	(55)	(815)
Changes from principal transactions:				
Total unit transactions	(2,105)	(101)	1,112	676
Increase (decrease) in net assets derived from principal transactions	(2,105)	(101)	1,112	676
Total increase (decrease) in net assets	(3,539)	90	1,057	(139)
Net assets at December 31, 2016	11,019	1,363	1,228	12,358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	8	(23)	(174)
Total realized gain (loss) on investments and capital gains distributions	178	85	153	343
Net unrealized appreciation (depreciation) of investments	2,986	57	281	3,050
Net increase (decrease) in net assets resulting from operations	3,131	150	411	3,219
Changes from principal transactions:				
Total unit transactions	(1,149)	(593)	2,038	4,987
Increase (decrease) in net assets derived from principal transactions	(1,149)	(593)	2,038	4,987
Total increase (decrease) in net assets	1,982	(443)	2,449	8,206
Net assets at December 31, 2017	$ 13,001	$ 920	$ 3,677	$ 20,564

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2016	$ 66	$ 12,705	$ 10,093	$ 49,166
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(87)	75	382
Total realized gain (loss) on investments and capital gains distributions	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	15	2,520	44	1,345
Net increase (decrease) in net assets resulting from operations	19	2,556	174	3,232
Changes from principal transactions:				
Total unit transactions	51	213	(134)	(2,642)
Increase (decrease) in net assets derived from principal transactions	51	213	(134)	(2,642)
Total increase (decrease) in net assets	70	2,769	40	590
Net assets at December 31, 2016	136	15,474	10,133	49,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	92	458
Total realized gain (loss) on investments and capital gains distributions	26	1,668	(5)	1,059
Net unrealized appreciation (depreciation) of investments	(12)	(651)	134	3,606
Net increase (decrease) in net assets resulting from operations	15	1,021	221	5,123
Changes from principal transactions:				
Total unit transactions	62	(1,955)	123	(5,169)
Increase (decrease) in net assets derived from principal transactions	62	(1,955)	123	(5,169)
Total increase (decrease) in net assets	77	(934)	344	(46)
Net assets at December 31, 2017	$ 213	$ 14,540	$ 10,477	$ 49,710

The accompanying notes are an integral part of these financial statements.

154

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income FundSM - Class R-3	Cohen & Steers Realty Shares, Inc.	ColumbiaSM Acorn® Fund - Class A
Net assets at January 1, 2016	$ 330	$ 850	$ 7,976	$ 47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	14	163	—
Total realized gain (loss) on investments and capital gains distributions	(3)	70	620	5
Net unrealized appreciation (depreciation) of investments	(14)	(39)	(537)	—
Net increase (decrease) in net assets resulting from operations	30	45	246	5
Changes from principal transactions:				
Total unit transactions	2,506	(125)	851	(9)
Increase (decrease) in net assets derived from principal transactions	2,506	(125)	851	(9)
Total increase (decrease) in net assets	2,536	(80)	1,097	(4)
Net assets at December 31, 2016	2,866	770	9,073	43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	8	144	—
Total realized gain (loss) on investments and capital gains distributions	116	124	22	10
Net unrealized appreciation (depreciation) of investments	226	27	366	1
Net increase (decrease) in net assets resulting from operations	434	159	532	11
Changes from principal transactions:				
Total unit transactions	1,037	(259)	(548)	9
Increase (decrease) in net assets derived from principal transactions	1,037	(259)	(548)	9
Total increase (decrease) in net assets	1,471	(100)	(16)	20
Net assets at December 31, 2017	$ 4,337	$ 670	$ 9,057	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Columbia[SM] Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2016	$ 7	$ 8,510	$ 2	$ 306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	(3)	141	—	(9)
Net unrealized appreciation (depreciation) of investments	3	877	—	54
Net increase (decrease) in net assets resulting from operations	—	1,013	—	43
Changes from principal transactions:				
Total unit transactions	(6)	(821)	—	(51)
Increase (decrease) in net assets derived from principal transactions	(6)	(821)	—	(51)
Total increase (decrease) in net assets	(6)	192	—	(8)
Net assets at December 31, 2016	1	8,702	2	298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	18	—	2
Total realized gain (loss) on investments and capital gains distributions	1	1,162	—	42
Net unrealized appreciation (depreciation) of investments	—	(157)	—	9
Net increase (decrease) in net assets resulting from operations	1	1,023	—	53
Changes from principal transactions:				
Total unit transactions	1	(674)	—	—
Increase (decrease) in net assets derived from principal transactions	1	(674)	—	—
Total increase (decrease) in net assets	2	349	—	53
Net assets at December 31, 2017	$ 3	$ 9,051	$ 2	$ 351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2016	$ 1	$ 4,464	$ 1,410	$ 989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	101	1	1
Total realized gain (loss) on investments and capital gains distributions	—	(24)	1,277	(54)
Net unrealized appreciation (depreciation) of investments	1	38	(1,452)	420
Net increase (decrease) in net assets resulting from operations	1	115	(174)	367
Changes from principal transactions:				
Total unit transactions	48	(369)	3,365	1,312
Increase (decrease) in net assets derived from principal transactions	48	(369)	3,365	1,312
Total increase (decrease) in net assets	49	(254)	3,191	1,679
Net assets at December 31, 2016	50	4,210	4,601	2,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	39	—	(16)
Total realized gain (loss) on investments and capital gains distributions	4	(136)	(16)	372
Net unrealized appreciation (depreciation) of investments	5	186	2,193	(20)
Net increase (decrease) in net assets resulting from operations	9	89	2,177	336
Changes from principal transactions:				
Total unit transactions	(9)	(4,299)	2,586	1,016
Increase (decrease) in net assets derived from principal transactions	(9)	(4,299)	2,586	1,016
Total increase (decrease) in net assets	—	(4,210)	4,763	1,352
Net assets at December 31, 2017	$ 50	$ —	$ 9,364	$ 4,020

The accompanying notes are an integral part of these financial statements.

157

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2016	$ 27	$ 34	$ 186	$ 2,412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	7	10	65
Total realized gain (loss) on investments and capital gains distributions	(3)	3	1	240
Net unrealized appreciation (depreciation) of investments	4	(15)	23	1,326
Net increase (decrease) in net assets resulting from operations	1	(5)	34	1,631
Changes from principal transactions:				
Total unit transactions	(13)	496	503	4,927
Increase (decrease) in net assets derived from principal transactions	(13)	496	503	4,927
Total increase (decrease) in net assets	(12)	491	537	6,558
Net assets at December 31, 2016	15	525	723	8,970
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	15	30	141
Total realized gain (loss) on investments and capital gains distributions	3	(4)	16	662
Net unrealized appreciation (depreciation) of investments	2	6	310	344
Net increase (decrease) in net assets resulting from operations	5	17	356	1,147
Changes from principal transactions:				
Total unit transactions	11	128	673	3,375
Increase (decrease) in net assets derived from principal transactions	11	128	673	3,375
Total increase (decrease) in net assets	16	145	1,029	4,522
Net assets at December 31, 2017	$ 31	$ 670	$ 1,752	$ 13,492

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2016	$ 331	$ 328	$ 783	$ 88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	7	1
Total realized gain (loss) on investments and capital gains distributions	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	12	36	(72)	19
Net increase (decrease) in net assets resulting from operations	25	43	78	4
Changes from principal transactions:				
Total unit transactions	(165)	(71)	(101)	(90)
Increase (decrease) in net assets derived from principal transactions	(165)	(71)	(101)	(90)
Total increase (decrease) in net assets	(140)	(28)	(23)	(86)
Net assets at December 31, 2016	191	300	760	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	6	—
Total realized gain (loss) on investments and capital gains distributions	9	36	189	—
Net unrealized appreciation (depreciation) of investments	34	5	(44)	—
Net increase (decrease) in net assets resulting from operations	44	42	151	—
Changes from principal transactions:				
Total unit transactions	(81)	(183)	(174)	—
Increase (decrease) in net assets derived from principal transactions	(81)	(183)	(174)	—
Total increase (decrease) in net assets	(37)	(141)	(23)	—
Net assets at December 31, 2017	$ 154	$ 159	$ 737	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I
Net assets at January 1, 2016	$ 6,273	$ 281,909	$ —	$ 1,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1,061	—	(8)
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	—	67
Net unrealized appreciation (depreciation) of investments	(250)	3,219	—	11
Net increase (decrease) in net assets resulting from operations	(10)	(532)	—	70
Changes from principal transactions:				
Total unit transactions	(1,125)	(13,194)	—	197
Increase (decrease) in net assets derived from principal transactions	(1,125)	(13,194)	—	197
Total increase (decrease) in net assets	(1,135)	(13,726)	—	267
Net assets at December 31, 2016	5,138	268,183	—	1,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	301	—	(16)
Total realized gain (loss) on investments and capital gains distributions	821	13,179	—	181
Net unrealized appreciation (depreciation) of investments	526	65,278	—	280
Net increase (decrease) in net assets resulting from operations	1,345	78,758	—	445
Changes from principal transactions:				
Total unit transactions	(1,943)	1,972	—	430
Increase (decrease) in net assets derived from principal transactions	(1,943)	1,972	—	430
Total increase (decrease) in net assets	(598)	80,730	—	875
Net assets at December 31, 2017	$ 4,540	$ 348,913	$ —	$ 2,322

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2016	$ 253,886	$ 287,422	$ 10,441	$ 30,265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,274	(2,477)	458	125
Total realized gain (loss) on investments and capital gains distributions	6,669	43,742	(158)	1,403
Net unrealized appreciation (depreciation) of investments	29,724	(42,225)	1,056	(3,270)
Net increase (decrease) in net assets resulting from operations	39,667	(960)	1,356	(1,742)
Changes from principal transactions:				
Total unit transactions	(24,551)	(24,306)	(504)	(2,774)
Increase (decrease) in net assets derived from principal transactions	(24,551)	(24,306)	(504)	(2,774)
Total increase (decrease) in net assets	15,116	(25,266)	852	(4,516)
Net assets at December 31, 2016	269,002	262,156	11,293	25,749
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,871	(2,304)	365	160
Total realized gain (loss) on investments and capital gains distributions	3,738	35,741	(308)	1,181
Net unrealized appreciation (depreciation) of investments	24,586	54,396	512	6,053
Net increase (decrease) in net assets resulting from operations	30,195	87,833	569	7,394
Changes from principal transactions:				
Total unit transactions	(22,962)	(4,213)	(3,138)	23
Increase (decrease) in net assets derived from principal transactions	(22,962)	(4,213)	(3,138)	23
Total increase (decrease) in net assets	7,233	83,620	(2,569)	7,417
Net assets at December 31, 2017	$ 276,235	$ 345,776	$ 8,724	$ 33,166

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Net assets at January 1, 2016	$ 1,229,525	$ 176,926	$ 3	$ 21,376
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,510)	658	—	64
Total realized gain (loss) on investments and capital gains distributions	94,692	4,424	—	966
Net unrealized appreciation (depreciation) of investments	(13,762)	13,898	1	(657)
Net increase (decrease) in net assets resulting from operations	79,420	18,980	1	373
Changes from principal transactions:				
Total unit transactions	(111,544)	3,341	4	(2,085)
Increase (decrease) in net assets derived from principal transactions	(111,544)	3,341	4	(2,085)
Total increase (decrease) in net assets	(32,124)	22,321	5	(1,712)
Net assets at December 31, 2016	1,197,401	199,247	8	19,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	795	1,578	—	110
Total realized gain (loss) on investments and capital gains distributions	79,292	5,478	—	3,072
Net unrealized appreciation (depreciation) of investments	159,952	34,911	—	(1,051)
Net increase (decrease) in net assets resulting from operations	240,039	41,967	—	2,131
Changes from principal transactions:				
Total unit transactions	(99,456)	12,766	(4)	(5,420)
Increase (decrease) in net assets derived from principal transactions	(99,456)	12,766	(4)	(5,420)
Total increase (decrease) in net assets	140,583	54,733	(4)	(3,289)
Net assets at December 31, 2017	$ 1,337,984	$ 253,980	$ 4	$ 16,375

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net assets at January 1, 2016	$ 1,629	$ 304	$ 5	$ 287
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	1	—	(2)
Total realized gain (loss) on investments and capital gains distributions	85	(28)	4	(4)
Net unrealized appreciation (depreciation) of investments	88	(22)	5	17
Net increase (decrease) in net assets resulting from operations	192	(49)	9	11
Changes from principal transactions:				
Total unit transactions	(157)	(23)	21	(38)
Increase (decrease) in net assets derived from principal transactions	(157)	(23)	21	(38)
Total increase (decrease) in net assets	35	(72)	30	(27)
Net assets at December 31, 2016	1,664	232	35	260
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(3)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	61	(9)	—	26
Net unrealized appreciation (depreciation) of investments	63	54	(1)	32
Net increase (decrease) in net assets resulting from operations	148	42	(1)	56
Changes from principal transactions:				
Total unit transactions	(13)	46	(4)	19
Increase (decrease) in net assets derived from principal transactions	(13)	46	(4)	19
Total increase (decrease) in net assets	135	88	(5)	75
Net assets at December 31, 2017	$ 1,799	$ 320	$ 30	$ 335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net assets at January 1, 2016	$ 103,364	$ 9	$ 13,745	$ 370,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(125)	—	(48)	(1,333)
Total realized gain (loss) on investments and capital gains distributions	20,894	—	1,768	26,366
Net unrealized appreciation (depreciation) of investments	8,132	—	(895)	563
Net increase (decrease) in net assets resulting from operations	28,901	—	825	25,596
Changes from principal transactions:				
Total unit transactions	(3,740)	5	(2,521)	(27,153)
Increase (decrease) in net assets derived from principal transactions	(3,740)	5	(2,521)	(27,153)
Total increase (decrease) in net assets	25,161	5	(1,696)	(1,557)
Net assets at December 31, 2016	128,525	14	12,049	368,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(510)	—	(58)	(1,995)
Total realized gain (loss) on investments and capital gains distributions	13,321	10	1,866	36,137
Net unrealized appreciation (depreciation) of investments	(1,516)	(2)	883	56,466
Net increase (decrease) in net assets resulting from operations	11,295	8	2,691	90,608
Changes from principal transactions:				
Total unit transactions	(13,231)	32	(2,825)	(13,836)
Increase (decrease) in net assets derived from principal transactions	(13,231)	32	(2,825)	(13,836)
Total increase (decrease) in net assets	(1,936)	40	(134)	76,772
Net assets at December 31, 2017	$ 126,589	$ 54	$ 11,915	$ 445,366

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3
Net assets at January 1, 2016	$ —	$ 5	$ —	$ 2,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2	32
Total realized gain (loss) on investments and capital gains distributions	—	—	—	72
Net unrealized appreciation (depreciation) of investments	—	1	—	16
Net increase (decrease) in net assets resulting from operations	—	1	2	120
Changes from principal transactions:				
Total unit transactions	—	—	155	(881)
Increase (decrease) in net assets derived from principal transactions	—	—	155	(881)
Total increase (decrease) in net assets	—	1	157	(761)
Net assets at December 31, 2016	—	6	157	1,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	9	25
Total realized gain (loss) on investments and capital gains distributions	—	1	72	48
Net unrealized appreciation (depreciation) of investments	—	—	43	79
Net increase (decrease) in net assets resulting from operations	—	1	124	152
Changes from principal transactions:				
Total unit transactions	—	—	1,069	(120)
Increase (decrease) in net assets derived from principal transactions	—	—	1,069	(120)
Total increase (decrease) in net assets	—	1	1,193	32
Net assets at December 31, 2017	$ —	$ 7	$ 1,350	$ 1,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2016	$ 1,869	$ 132	$ 249	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	2	(1)	—
Total realized gain (loss) on investments and capital gains distributions	(210)	3	45	(1)
Net unrealized appreciation (depreciation) of investments	342	—	(21)	2
Net increase (decrease) in net assets resulting from operations	107	5	23	1
Changes from principal transactions:				
Total unit transactions	1,070	(10)	(34)	(24)
Increase (decrease) in net assets derived from principal transactions	1,070	(10)	(34)	(24)
Total increase (decrease) in net assets	1,177	(5)	(11)	(23)
Net assets at December 31, 2016	3,046	127	238	14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	—	(1)	—
Total realized gain (loss) on investments and capital gains distributions	884	1	25	—
Net unrealized appreciation (depreciation) of investments	502	20	38	—
Net increase (decrease) in net assets resulting from operations	1,327	21	62	—
Changes from principal transactions:				
Total unit transactions	5,529	3	1	2
Increase (decrease) in net assets derived from principal transactions	5,529	3	1	2
Total increase (decrease) in net assets	6,856	24	63	2
Net assets at December 31, 2017	$ 9,902	$ 151	$ 301	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net assets at January 1, 2016	$ 72	$ 84	$ 247	$ 962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	5	17
Total realized gain (loss) on investments and capital gains distributions	4	12	4	(8)
Net unrealized appreciation (depreciation) of investments	(4)	(13)	63	(5)
Net increase (decrease) in net assets resulting from operations	—	(2)	72	4
Changes from principal transactions:				
Total unit transactions	(14)	(30)	405	(24)
Increase (decrease) in net assets derived from principal transactions	(14)	(30)	405	(24)
Total increase (decrease) in net assets	(14)	(32)	477	(20)
Net assets at December 31, 2016	58	52	724	942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	6	15
Total realized gain (loss) on investments and capital gains distributions	1	2	36	(23)
Net unrealized appreciation (depreciation) of investments	14	13	107	22
Net increase (decrease) in net assets resulting from operations	15	14	149	14
Changes from principal transactions:				
Total unit transactions	—	2	386	(303)
Increase (decrease) in net assets derived from principal transactions	—	2	386	(303)
Total increase (decrease) in net assets	15	16	535	(289)
Net assets at December 31, 2017	$ 73	$ 68	$ 1,259	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net assets at January 1, 2016	$ —	$ 356	$ —	$ 12,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	(1)	(102)
Total realized gain (loss) on investments and capital gains distributions	—	15	31	1,381
Net unrealized appreciation (depreciation) of investments	(8)	8	(17)	1,749
Net increase (decrease) in net assets resulting from operations	(8)	21	13	3,028
Changes from principal transactions:				
Total unit transactions	286	63	420	(216)
Increase (decrease) in net assets derived from principal transactions	286	63	420	(216)
Total increase (decrease) in net assets	278	84	433	2,812
Net assets at December 31, 2016	278	440	433	15,278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(2)	(4)	(143)
Total realized gain (loss) on investments and capital gains distributions	4	33	43	2,378
Net unrealized appreciation (depreciation) of investments	88	33	51	(1,020)
Net increase (decrease) in net assets resulting from operations	96	64	90	1,215
Changes from principal transactions:				
Total unit transactions	528	97	46	(1,689)
Increase (decrease) in net assets derived from principal transactions	528	97	46	(1,689)
Total increase (decrease) in net assets	624	161	136	(474)
Net assets at December 31, 2017	$ 902	$ 601	$ 569	$ 14,804

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net assets at January 1, 2016	$ 1,209	$ 10	$ 277	$ 43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	—	(2)	1
Total realized gain (loss) on investments and capital gains distributions	(7)	—	(35)	—
Net unrealized appreciation (depreciation) of investments	(5)	2	21	1
Net increase (decrease) in net assets resulting from operations	(2)	2	(16)	2
Changes from principal transactions:				
Total unit transactions	(37)	13	(66)	(21)
Increase (decrease) in net assets derived from principal transactions	(37)	13	(66)	(21)
Total increase (decrease) in net assets	(39)	15	(82)	(19)
Net assets at December 31, 2016	1,170	25	195	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(12)	3	(29)	—
Net unrealized appreciation (depreciation) of investments	9	—	64	—
Net increase (decrease) in net assets resulting from operations	3	4	34	1
Changes from principal transactions:				
Total unit transactions	(744)	1	(114)	(1)
Increase (decrease) in net assets derived from principal transactions	(744)	1	(114)	(1)
Total increase (decrease) in net assets	(741)	5	(80)	—
Net assets at December 31, 2017	$ 429	$ 30	$ 115	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Net assets at January 1, 2016	$ —	$ 866	$ 1,178	$ 294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(2)	(9)	1
Total realized gain (loss) on investments and capital gains distributions	(1)	66	74	(38)
Net unrealized appreciation (depreciation) of investments	(21)	68	141	60
Net increase (decrease) in net assets resulting from operations	2	132	206	23
Changes from principal transactions:				
Total unit transactions	2,584	(100)	(142)	(104)
Increase (decrease) in net assets derived from principal transactions	2,584	(100)	(142)	(104)
Total increase (decrease) in net assets	2,586	32	64	(81)
Net assets at December 31, 2016	2,586	898	1,242	213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	1	(8)	(1)
Total realized gain (loss) on investments and capital gains distributions	(26)	51	(70)	19
Net unrealized appreciation (depreciation) of investments	(18)	1	131	3
Net increase (decrease) in net assets resulting from operations	46	53	53	21
Changes from principal transactions:				
Total unit transactions	1,335	(15)	(314)	(34)
Increase (decrease) in net assets derived from principal transactions	1,335	(15)	(314)	(34)
Total increase (decrease) in net assets	1,381	38	(261)	(13)
Net assets at December 31, 2017	$ 3,967	$ 936	$ 981	$ 200

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I
Net assets at January 1, 2016	$ 91,575	$ 2	$ 119	$ 3,636
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(395)	—	—	135
Total realized gain (loss) on investments and capital gains distributions	7,274	—	3	144
Net unrealized appreciation (depreciation) of investments	6,246	—	3	(233)
Net increase (decrease) in net assets resulting from operations	13,125	—	6	46
Changes from principal transactions:				
Total unit transactions	(8,331)	—	(28)	6,864
Increase (decrease) in net assets derived from principal transactions	(8,331)	—	(28)	6,864
Total increase (decrease) in net assets	4,794	—	(22)	6,910
Net assets at December 31, 2016	96,369	2	97	10,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(342)	—	—	292
Total realized gain (loss) on investments and capital gains distributions	13,613	—	7	(15)
Net unrealized appreciation (depreciation) of investments	(8,151)	—	14	157
Net increase (decrease) in net assets resulting from operations	5,120	—	21	434
Changes from principal transactions:				
Total unit transactions	(17,789)	—	(45)	5,570
Increase (decrease) in net assets derived from principal transactions	(17,789)	—	(45)	5,570
Total increase (decrease) in net assets	(12,669)	—	(24)	6,004
Net assets at December 31, 2017	$ 83,700	$ 2	$ 73	$ 16,550

The accompanying notes are an integral part of these financial statements.

171

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net assets at January 1, 2016	$ 15,742	$ 38	$ 90	$ 509
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	(1)	2	(5)
Total realized gain (loss) on investments and capital gains distributions	296	1	—	29
Net unrealized appreciation (depreciation) of investments	(253)	3	1	69
Net increase (decrease) in net assets resulting from operations	165	3	3	93
Changes from principal transactions:				
Total unit transactions	1,900	9	201	38
Increase (decrease) in net assets derived from principal transactions	1,900	9	201	38
Total increase (decrease) in net assets	2,065	12	204	131
Net assets at December 31, 2016	17,807	50	294	640
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	193	(1)	4	(6)
Total realized gain (loss) on investments and capital gains distributions	(49)	10	16	90
Net unrealized appreciation (depreciation) of investments	253	8	81	6
Net increase (decrease) in net assets resulting from operations	397	17	101	90
Changes from principal transactions:				
Total unit transactions	2,938	40	226	(415)
Increase (decrease) in net assets derived from principal transactions	2,938	40	226	(415)
Total increase (decrease) in net assets	3,335	57	327	(325)
Net assets at December 31, 2017	$ 21,142	$ 107	$ 621	$ 315

The accompanying notes are an integral part of these financial statements.

172

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net assets at January 1, 2016	$ 385	$ 11,809	$ 2,071	$ 130,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	20	—	(3)
Total realized gain (loss) on investments and capital gains distributions	40	970	176	6,812
Net unrealized appreciation (depreciation) of investments	49	18	(197)	(5,378)
Net increase (decrease) in net assets resulting from operations	100	1,008	(21)	1,431
Changes from principal transactions:				
Total unit transactions	870	(511)	(332)	3,416
Increase (decrease) in net assets derived from principal transactions	870	(511)	(332)	3,416
Total increase (decrease) in net assets	970	497	(353)	4,847
Net assets at December 31, 2016	1,355	12,306	1,718	135,484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(71)	(7)	(623)
Total realized gain (loss) on investments and capital gains distributions	143	929	139	14,738
Net unrealized appreciation (depreciation) of investments	158	1,266	314	25,225
Net increase (decrease) in net assets resulting from operations	320	2,124	446	39,340
Changes from principal transactions:				
Total unit transactions	774	(509)	(154)	14,369
Increase (decrease) in net assets derived from principal transactions	774	(509)	(154)	14,369
Total increase (decrease) in net assets	1,094	1,615	292	53,709
Net assets at December 31, 2017	$ 2,449	$ 13,921	$ 2,010	$ 189,193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net assets at January 1, 2016	$ 183	$ 1,029	$ 85	$ 197,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	45	(1)	(1,594)
Total realized gain (loss) on investments and capital gains distributions	(3)	54	4	9,950
Net unrealized appreciation (depreciation) of investments	8	(70)	(6)	2,665
Net increase (decrease) in net assets resulting from operations	7	29	(3)	11,021
Changes from principal transactions:				
Total unit transactions	134	783	(18)	(11,239)
Increase (decrease) in net assets derived from principal transactions	134	783	(18)	(11,239)
Total increase (decrease) in net assets	141	812	(21)	(218)
Net assets at December 31, 2016	324	1,841	64	197,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	29	(1)	(1,647)
Total realized gain (loss) on investments and capital gains distributions	13	87	7	10,940
Net unrealized appreciation (depreciation) of investments	145	224	9	57,411
Net increase (decrease) in net assets resulting from operations	164	340	15	66,704
Changes from principal transactions:				
Total unit transactions	550	(56)	(5)	4,801
Increase (decrease) in net assets derived from principal transactions	550	(56)	(5)	4,801
Total increase (decrease) in net assets	714	284	10	71,505
Net assets at December 31, 2017	$ 1,038	$ 2,125	$ 74	$ 268,701

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y
Net assets at January 1, 2016	$ 33,914	$ 24	$ 54	$ 114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	3	3	1
Total realized gain (loss) on investments and capital gains distributions	(137)	(5)	—	—
Net unrealized appreciation (depreciation) of investments	2,331	11	(5)	(6)
Net increase (decrease) in net assets resulting from operations	2,224	9	(2)	(5)
Changes from principal transactions:				
Total unit transactions	(644)	5	111	146
Increase (decrease) in net assets derived from principal transactions	(644)	5	111	146
Total increase (decrease) in net assets	1,580	14	109	141
Net assets at December 31, 2016	35,494	38	163	255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	1	5	—
Total realized gain (loss) on investments and capital gains distributions	450	(1)	(2)	2
Net unrealized appreciation (depreciation) of investments	12,147	6	11	76
Net increase (decrease) in net assets resulting from operations	12,690	6	14	78
Changes from principal transactions:				
Total unit transactions	3,156	8	(17)	141
Increase (decrease) in net assets derived from principal transactions	3,156	8	(17)	141
Total increase (decrease) in net assets	15,846	14	(3)	219
Net assets at December 31, 2017	$ 51,340	$ 52	$ 160	$ 474

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2016	$ 163	$ —	$ 66	$ 25,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	(88)
Total realized gain (loss) on investments and capital gains distributions	4	3	10	1,304
Net unrealized appreciation (depreciation) of investments	(2)	3	(3)	2,862
Net increase (decrease) in net assets resulting from operations	1	6	7	4,078
Changes from principal transactions:				
Total unit transactions	201	176	(9)	(1,807)
Increase (decrease) in net assets derived from principal transactions	201	176	(9)	(1,807)
Total increase (decrease) in net assets	202	182	(2)	2,271
Net assets at December 31, 2016	365	182	64	27,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	38	47	3	1,702
Net unrealized appreciation (depreciation) of investments	111	(1)	6	1,862
Net increase (decrease) in net assets resulting from operations	150	49	9	3,563
Changes from principal transactions:				
Total unit transactions	101	565	(7)	(1,672)
Increase (decrease) in net assets derived from principal transactions	101	565	(7)	(1,672)
Total increase (decrease) in net assets	251	614	2	1,891
Net assets at December 31, 2017	$ 616	$ 796	$ 66	$ 29,512

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund[SM] - Investor Shares
Net assets at January 1, 2016	$ 15	$ 225	$ 96	$ 21,394
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3	54
Total realized gain (loss) on investments and capital gains distributions	1	16	(1)	769
Net unrealized appreciation (depreciation) of investments	(1)	(18)	2	1,289
Net increase (decrease) in net assets resulting from operations	—	(2)	4	2,112
Changes from principal transactions:				
Total unit transactions	(1)	(12)	(10)	1,866
Increase (decrease) in net assets derived from principal transactions	(1)	(12)	(10)	1,866
Total increase (decrease) in net assets	(1)	(14)	(6)	3,978
Net assets at December 31, 2016	14	211	90	25,372
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	159
Total realized gain (loss) on investments and capital gains distributions	2	1	—	2,048
Net unrealized appreciation (depreciation) of investments	2	73	4	1,891
Net increase (decrease) in net assets resulting from operations	4	74	5	4,098
Changes from principal transactions:				
Total unit transactions	(2)	(2)	—	1,661
Increase (decrease) in net assets derived from principal transactions	(2)	(2)	—	1,661
Total increase (decrease) in net assets	2	72	5	5,759
Net assets at December 31, 2017	$ 16	$ 283	$ 95	$ 31,131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net assets at January 1, 2016	$ 40,388	$ 532	$ 101,300	$ 10,306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	(2)	1,452	156
Total realized gain (loss) on investments and capital gains distributions	1,410	(25)	(2,002)	1,466
Net unrealized appreciation (depreciation) of investments	288	129	4,863	499
Net increase (decrease) in net assets resulting from operations	1,790	102	4,313	2,121
Changes from principal transactions:				
Total unit transactions	(4,050)	936	(7,508)	1,841
Increase (decrease) in net assets derived from principal transactions	(4,050)	936	(7,508)	1,841
Total increase (decrease) in net assets	(2,260)	1,038	(3,195)	3,962
Net assets at December 31, 2016	38,128	1,570	98,105	14,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(176)	96	1,378	125
Total realized gain (loss) on investments and capital gains distributions	4,673	(19)	(3,526)	685
Net unrealized appreciation (depreciation) of investments	(77)	(62)	4,661	1,156
Net increase (decrease) in net assets resulting from operations	4,420	15	2,513	1,966
Changes from principal transactions:				
Total unit transactions	(2,328)	(179)	(18,928)	(1,046)
Increase (decrease) in net assets derived from principal transactions	(2,328)	(179)	(18,928)	(1,046)
Total increase (decrease) in net assets	2,092	(164)	(16,415)	920
Net assets at December 31, 2017	$ 40,220	$ 1,406	$ 81,690	$ 15,188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2016	$ 1,727	$ 1,189	$ 7,599	$ 56
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	60	28	(28)	1
Total realized gain (loss) on investments and capital gains distributions	(136)	(37)	(2,139)	10
Net unrealized appreciation (depreciation) of investments	252	76	2,546	2
Net increase (decrease) in net assets resulting from operations	176	67	379	13
Changes from principal transactions:				
Total unit transactions	(728)	(264)	(698)	(69)
Increase (decrease) in net assets derived from principal transactions	(728)	(264)	(698)	(69)
Total increase (decrease) in net assets	(552)	(197)	(319)	(56)
Net assets at December 31, 2016	1,175	992	7,280	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	17	(76)	—
Total realized gain (loss) on investments and capital gains distributions	(35)	(10)	121	—
Net unrealized appreciation (depreciation) of investments	66	25	2,064	—
Net increase (decrease) in net assets resulting from operations	77	32	2,109	—
Changes from principal transactions:				
Total unit transactions	(453)	(541)	(9,389)	—
Increase (decrease) in net assets derived from principal transactions	(453)	(541)	(9,389)	—
Total increase (decrease) in net assets	(376)	(509)	(7,280)	—
Net assets at December 31, 2017	$ 799	$ 483	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4
Net assets at January 1, 2016	$ 18,835	$ 42	$ 9,975	$ 101
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	746	—	64	2
Total realized gain (loss) on investments and capital gains distributions	(562)	3	494	5
Net unrealized appreciation (depreciation) of investments	2,101	3	686	8
Net increase (decrease) in net assets resulting from operations	2,285	6	1,244	15
Changes from principal transactions:				
Total unit transactions	(1,514)	31	(1,218)	(4)
Increase (decrease) in net assets derived from principal transactions	(1,514)	31	(1,218)	(4)
Total increase (decrease) in net assets	771	37	26	11
Net assets at December 31, 2016	19,606	79	10,001	112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	722	1	37	1
Total realized gain (loss) on investments and capital gains distributions	(405)	(1)	1,058	23
Net unrealized appreciation (depreciation) of investments	886	9	533	(10)
Net increase (decrease) in net assets resulting from operations	1,203	9	1,628	14
Changes from principal transactions:				
Total unit transactions	(620)	17	328	(121)
Increase (decrease) in net assets derived from principal transactions	(620)	17	328	(121)
Total increase (decrease) in net assets	583	26	1,956	(107)
Net assets at December 31, 2017	$ 20,189	$ 105	$ 11,957	$ 5

The accompanying notes are an integral part of these financial statements.

180

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Net assets at January 1, 2016	$ 2	$ 437	$ 14,703	$ 3,984
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	23	(87)	30
Total realized gain (loss) on investments and capital gains distributions	—	212	321	95
Net unrealized appreciation (depreciation) of investments	—	(30)	413	551
Net increase (decrease) in net assets resulting from operations	—	205	647	676
Changes from principal transactions:				
Total unit transactions	—	3,424	(196)	8,275
Increase (decrease) in net assets derived from principal transactions	—	3,424	(196)	8,275
Total increase (decrease) in net assets	—	3,629	451	8,951
Net assets at December 31, 2016	2	4,066	15,154	12,935
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	(194)	56
Total realized gain (loss) on investments and capital gains distributions	—	359	1,406	2,166
Net unrealized appreciation (depreciation) of investments	—	287	3,104	3,551
Net increase (decrease) in net assets resulting from operations	—	651	4,316	5,773
Changes from principal transactions:				
Total unit transactions	1	(40)	3,651	6,375
Increase (decrease) in net assets derived from principal transactions	1	(40)	3,651	6,375
Total increase (decrease) in net assets	1	611	7,967	12,148
Net assets at December 31, 2017	$ 3	$ 4,677	$ 23,121	$ 25,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Net assets at January 1, 2016	$ 910	$ 254	$ 2,471	$ 499
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	65	6
Total realized gain (loss) on investments and capital gains distributions	81	5	82	(25)
Net unrealized appreciation (depreciation) of investments	140	19	(204)	68
Net increase (decrease) in net assets resulting from operations	221	25	(57)	49
Changes from principal transactions:				
Total unit transactions	97	22	3,515	(38)
Increase (decrease) in net assets derived from principal transactions	97	22	3,515	(38)
Total increase (decrease) in net assets	318	47	3,458	11
Net assets at December 31, 2016	1,228	301	5,929	510
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	94	3
Total realized gain (loss) on investments and capital gains distributions	139	25	(41)	(7)
Net unrealized appreciation (depreciation) of investments	(21)	29	61	83
Net increase (decrease) in net assets resulting from operations	118	55	114	79
Changes from principal transactions:				
Total unit transactions	(233)	62	(37)	(94)
Increase (decrease) in net assets derived from principal transactions	(233)	62	(37)	(94)
Total increase (decrease) in net assets	(115)	117	77	(15)
Net assets at December 31, 2017	$ 1,113	$ 418	$ 6,006	$ 495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net assets at January 1, 2016	$ 32,007	$ 144,039	$ 19	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	2,033	—	—
Total realized gain (loss) on investments and capital gains distributions	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	2,131	8,137	1	6
Net increase (decrease) in net assets resulting from operations	1,512	6,144	1	(4)
Changes from principal transactions:				
Total unit transactions	(6,275)	(20,830)	12	(44)
Increase (decrease) in net assets derived from principal transactions	(6,275)	(20,830)	12	(44)
Total increase (decrease) in net assets	(4,763)	(14,686)	13	(48)
Net assets at December 31, 2016	27,244	129,353	32	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	860	3,019	—	—
Total realized gain (loss) on investments and capital gains distributions	(247)	(1,400)	7	—
Net unrealized appreciation (depreciation) of investments	(29)	244	3	—
Net increase (decrease) in net assets resulting from operations	584	1,863	10	—
Changes from principal transactions:				
Total unit transactions	24	(4,190)	36	—
Increase (decrease) in net assets derived from principal transactions	24	(4,190)	36	—
Total increase (decrease) in net assets	608	(2,327)	46	—
Net assets at December 31, 2017	$ 27,852	$ 127,026	$ 78	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2016	$ 1,586	$ 7,214	$ 116	$ 237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	118	429	2	4
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)
Net increase (decrease) in net assets resulting from operations	627	1,814	13	25
Changes from principal transactions:				
Total unit transactions	4,044	5,011	(26)	(63)
Increase (decrease) in net assets derived from principal transactions	4,044	5,011	(26)	(63)
Total increase (decrease) in net assets	4,671	6,825	(13)	(38)
Net assets at December 31, 2016	6,257	14,039	103	199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	(146)	2	3
Total realized gain (loss) on investments and capital gains distributions	738	1,046	10	16
Net unrealized appreciation (depreciation) of investments	237	160	1	11
Net increase (decrease) in net assets resulting from operations	1,143	1,060	13	30
Changes from principal transactions:				
Total unit transactions	2,977	(1,778)	4	(41)
Increase (decrease) in net assets derived from principal transactions	2,977	(1,778)	4	(41)
Total increase (decrease) in net assets	4,120	(718)	17	(11)
Net assets at December 31, 2017	$ 10,377	$ 13,321	$ 120	$ 188

The accompanying notes are an integral part of these financial statements.

184

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net assets at January 1, 2016	$ 26	$ 45	$ —	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	2	(2)	24	3
Net unrealized appreciation (depreciation) of investments	2	16	68	6
Net increase (decrease) in net assets resulting from operations	4	13	90	9
Changes from principal transactions:				
Total unit transactions	3	57	1,584	1
Increase (decrease) in net assets derived from principal transactions	3	57	1,584	1
Total increase (decrease) in net assets	7	70	1,674	10
Net assets at December 31, 2016	33	115	1,674	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	(13)	—
Total realized gain (loss) on investments and capital gains distributions	2	27	97	3
Net unrealized appreciation (depreciation) of investments	6	3	280	2
Net increase (decrease) in net assets resulting from operations	8	28	364	5
Changes from principal transactions:				
Total unit transactions	5	189	1,487	10
Increase (decrease) in net assets derived from principal transactions	5	189	1,487	10
Total increase (decrease) in net assets	13	217	1,851	15
Net assets at December 31, 2017	$ 46	$ 332	$ 3,525	$ 53

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Balanced Portfolio - Class I		Voya Large Cap Value Fund - Class A		Voya Real Estate Fund - Class A		Voya Large-Cap Growth Fund - Class A	
Net assets at January 1, 2016	$	259,147	$	88	$	1,406	$	124
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		1,843		1		26		(1)
Total realized gain (loss) on investments and capital gains distributions		886		(2)		158		8
Net unrealized appreciation (depreciation) of investments		13,463		10		(163)		(3)
Net increase (decrease) in net assets resulting from operations		16,192		9		21		4
Changes from principal transactions:								
Total unit transactions		(24,382)		(37)		(586)		30
Increase (decrease) in net assets derived from principal transactions		(24,382)		(37)		(586)		30
Total increase (decrease) in net assets		(8,190)		(28)		(565)		34
Net assets at December 31, 2016		250,957		60		841		158
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		3,760		1		18		(2)
Total realized gain (loss) on investments and capital gains distributions		4,327		12		136		14
Net unrealized appreciation (depreciation) of investments		23,883		—		(121)		36
Net increase (decrease) in net assets resulting from operations		31,970		13		33		48
Changes from principal transactions:								
Total unit transactions		(30,163)		58		(119)		30
Increase (decrease) in net assets derived from principal transactions		(30,163)		58		(119)		30
Total increase (decrease) in net assets		1,807		71		(86)		78
Net assets at December 31, 2017	$	252,764	$	131	$	755	$	236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2016	$ —	$ 3,252	$ 1,395	$ 477,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	67	23	6,743
Total realized gain (loss) on investments and capital gains distributions	—	(57)	4	5,521
Net unrealized appreciation (depreciation) of investments	—	19	12	4,001
Net increase (decrease) in net assets resulting from operations	1	29	39	16,265
Changes from principal transactions:				
Total unit transactions	148	(103)	(691)	(30,619)
Increase (decrease) in net assets derived from principal transactions	148	(103)	(691)	(30,619)
Total increase (decrease) in net assets	149	(74)	(652)	(14,354)
Net assets at December 31, 2016	149	3,178	743	463,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	48	18	11,353
Total realized gain (loss) on investments and capital gains distributions	—	(56)	—	5,011
Net unrealized appreciation (depreciation) of investments	(5)	31	12	2,122
Net increase (decrease) in net assets resulting from operations	6	23	30	18,486
Changes from principal transactions:				
Total unit transactions	620	(220)	42	(25,955)
Increase (decrease) in net assets derived from principal transactions	620	(220)	42	(25,955)
Total increase (decrease) in net assets	626	(197)	72	(7,469)
Net assets at December 31, 2017	$ 775	$ 2,981	$ 815	$ 455,985

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2016	$ 2,668	$ 2,295	$ 34	$ 27,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	98	3	1,821
Total realized gain (loss) on investments and capital gains distributions	27	(105)	—	(451)
Net unrealized appreciation (depreciation) of investments	27	210	4	2,427
Net increase (decrease) in net assets resulting from operations	102	203	7	3,797
Changes from principal transactions:				
Total unit transactions	(139)	2,776	(2)	(197)
Increase (decrease) in net assets derived from principal transactions	(139)	2,776	(2)	(197)
Total increase (decrease) in net assets	(37)	2,979	5	3,600
Net assets at December 31, 2016	2,631	5,274	39	31,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	35	3	2,315
Total realized gain (loss) on investments and capital gains distributions	(3)	274	—	(318)
Net unrealized appreciation (depreciation) of investments	44	161	—	4
Net increase (decrease) in net assets resulting from operations	115	470	3	2,001
Changes from principal transactions:				
Total unit transactions	(119)	(3,356)	(3)	6,242
Increase (decrease) in net assets derived from principal transactions	(119)	(3,356)	(3)	6,242
Total increase (decrease) in net assets	(4)	(2,886)	—	8,243
Net assets at December 31, 2017	$ 2,627	$ 2,388	$ 39	$ 39,407

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 19,604	$ 163	$ 443,531	$ 5,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,152	—	(1,470)	(8)
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)
Net increase (decrease) in net assets resulting from operations	2,543	1	12,604	187
Changes from principal transactions:				
Total unit transactions	(637)	(43)	(25,863)	778
Increase (decrease) in net assets derived from principal transactions	(637)	(43)	(25,863)	778
Total increase (decrease) in net assets	1,906	(42)	(13,259)	965
Net assets at December 31, 2016	21,510	121	430,272	6,892
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,276	—	(1,209)	2
Total realized gain (loss) on investments and capital gains distributions	(274)	13	44,854	662
Net unrealized appreciation (depreciation) of investments	110	20	76,907	1,601
Net increase (decrease) in net assets resulting from operations	1,112	33	120,552	2,265
Changes from principal transactions:				
Total unit transactions	(864)	(11)	(15,088)	2,645
Increase (decrease) in net assets derived from principal transactions	(864)	(11)	(15,088)	2,645
Total increase (decrease) in net assets	248	22	105,464	4,910
Net assets at December 31, 2017	$ 21,758	$ 143	$ 535,736	$ 11,802

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2016	$ 21	$ 325,457	$ 1,658	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,660	26	—
Total realized gain (loss) on investments and capital gains distributions	1	20,397	14	—
Net unrealized appreciation (depreciation) of investments	1	12,898	172	—
Net increase (decrease) in net assets resulting from operations	2	37,955	212	—
Changes from principal transactions:				
Total unit transactions	(2)	(34,952)	(202)	(27)
Increase (decrease) in net assets derived from principal transactions	(2)	(34,952)	(202)	(27)
Total increase (decrease) in net assets	—	3,003	10	(27)
Net assets at December 31, 2016	21	328,460	1,668	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,912	27	—
Total realized gain (loss) on investments and capital gains distributions	—	13,360	8	—
Net unrealized appreciation (depreciation) of investments	2	20,678	162	—
Net increase (decrease) in net assets resulting from operations	2	38,950	197	—
Changes from principal transactions:				
Total unit transactions	(2)	(31,558)	(173)	1
Increase (decrease) in net assets derived from principal transactions	(2)	(31,558)	(173)	1
Total increase (decrease) in net assets	—	7,392	24	1
Net assets at December 31, 2017	$ 21	$ 335,852	$ 1,692	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net assets at January 1, 2016	$ 14,188	$ 391	$ 15,178	$ 38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	3	296	—
Total realized gain (loss) on investments and capital gains distributions	1,187	27	920	(2)
Net unrealized appreciation (depreciation) of investments	(357)	(4)	746	3
Net increase (decrease) in net assets resulting from operations	1,002	26	1,962	1
Changes from principal transactions:				
Total unit transactions	(2,095)	(30)	3,037	9
Increase (decrease) in net assets derived from principal transactions	(2,095)	(30)	3,037	9
Total increase (decrease) in net assets	(1,093)	(4)	4,999	10
Net assets at December 31, 2016	13,095	387	20,177	48
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1)	345	—
Total realized gain (loss) on investments and capital gains distributions	1,587	49	1,312	(2)
Net unrealized appreciation (depreciation) of investments	847	28	3,094	3
Net increase (decrease) in net assets resulting from operations	2,450	76	4,751	1
Changes from principal transactions:				
Total unit transactions	(2,439)	(29)	4,501	(17)
Increase (decrease) in net assets derived from principal transactions	(2,439)	(29)	4,501	(17)
Total increase (decrease) in net assets	11	47	9,252	(16)
Net assets at December 31, 2017	$ 13,106	$ 434	$ 29,429	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class
Net assets at January 1, 2016	$ 7	$ 88,362	$ 39	$ 2,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	479	1	19
Total realized gain (loss) on investments and capital gains distributions	—	2,972	—	119
Net unrealized appreciation (depreciation) of investments	(3)	(3,438)	(1)	(60)
Net increase (decrease) in net assets resulting from operations	(3)	13	—	78
Changes from principal transactions:				
Total unit transactions	34	(3,762)	51	(220)
Increase (decrease) in net assets derived from principal transactions	34	(3,762)	51	(220)
Total increase (decrease) in net assets	31	(3,749)	51	(142)
Net assets at December 31, 2016	38	84,613	90	2,120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2,406	2	27
Total realized gain (loss) on investments and capital gains distributions	(1)	3,517	8	177
Net unrealized appreciation (depreciation) of investments	3	1,779	(6)	(119)
Net increase (decrease) in net assets resulting from operations	3	7,702	4	85
Changes from principal transactions:				
Total unit transactions	(35)	(10,898)	(52)	(385)
Increase (decrease) in net assets derived from principal transactions	(35)	(10,898)	(52)	(385)
Total increase (decrease) in net assets	(32)	(3,196)	(48)	(300)
Net assets at December 31, 2017	$ 6	$ 81,417	$ 42	$ 1,820

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2016	$ 62,453	$ 31,516	$ 50,269	$ 21,900
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	101	(166)	468
Total realized gain (loss) on investments and capital gains distributions	3,447	2,625	4,613	2,505
Net unrealized appreciation (depreciation) of investments	(2,083)	656	521	1,224
Net increase (decrease) in net assets resulting from operations	1,783	3,382	4,968	4,197
Changes from principal transactions:				
Total unit transactions	(2,928)	(4,684)	(4,690)	369
Increase (decrease) in net assets derived from principal transactions	(2,928)	(4,684)	(4,690)	369
Total increase (decrease) in net assets	(1,145)	(1,302)	278	4,566
Net assets at December 31, 2016	61,308	30,214	50,547	26,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	678	74	(76)	539
Total realized gain (loss) on investments and capital gains distributions	5,102	326	3,456	1,303
Net unrealized appreciation (depreciation) of investments	(3,432)	2,708	1,594	2,001
Net increase (decrease) in net assets resulting from operations	2,348	3,108	4,974	3,843
Changes from principal transactions:				
Total unit transactions	(10,464)	(33,322)	(55,521)	2,595
Increase (decrease) in net assets derived from principal transactions	(10,464)	(33,322)	(55,521)	2,595
Total increase (decrease) in net assets	(8,116)	(30,214)	(50,547)	6,438
Net assets at December 31, 2017	$ 53,192	$ —	$ —	$ 32,904

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2016	$ 25,661	$ 223	$ 17,138	$ 15,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	345	1	79	27
Total realized gain (loss) on investments and capital gains distributions	3,357	(10)	(755)	(1,309)
Net unrealized appreciation (depreciation) of investments	727	36	2,714	3,015
Net increase (decrease) in net assets resulting from operations	4,429	27	2,038	1,733
Changes from principal transactions:				
Total unit transactions	(1,692)	16	168	492
Increase (decrease) in net assets derived from principal transactions	(1,692)	16	168	492
Total increase (decrease) in net assets	2,737	43	2,206	2,225
Net assets at December 31, 2016	28,398	266	19,344	17,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	349	—	(95)	(127)
Total realized gain (loss) on investments and capital gains distributions	2,370	2	(1,871)	(345)
Net unrealized appreciation (depreciation) of investments	1,100	92	7,958	8,181
Net increase (decrease) in net assets resulting from operations	3,819	94	5,992	7,709
Changes from principal transactions:				
Total unit transactions	1,057	(158)	(9,258)	3,115
Increase (decrease) in net assets derived from principal transactions	1,057	(158)	(9,258)	3,115
Total increase (decrease) in net assets	4,876	(64)	(3,266)	10,824
Net assets at December 31, 2017	$ 33,274	$ 202	$ 16,078	$ 28,556

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2016	$ 41	$ 29,923	$ 22,617	$ 33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	114	(105)	1
Total realized gain (loss) on investments and capital gains distributions	1	3,327	2,509	4
Net unrealized appreciation (depreciation) of investments	3	3,260	2,191	(4)
Net increase (decrease) in net assets resulting from operations	4	6,701	4,595	1
Changes from principal transactions:				
Total unit transactions	(17)	1,792	535	18
Increase (decrease) in net assets derived from principal transactions	(17)	1,792	535	18
Total increase (decrease) in net assets	(13)	8,493	5,130	19
Net assets at December 31, 2016	28	38,416	27,747	52
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	105	(152)	1
Total realized gain (loss) on investments and capital gains distributions	2	2,945	2,166	5
Net unrealized appreciation (depreciation) of investments	3	2,947	2,142	8
Net increase (decrease) in net assets resulting from operations	5	5,997	4,156	14
Changes from principal transactions:				
Total unit transactions	13	844	2,070	(27)
Increase (decrease) in net assets derived from principal transactions	13	844	2,070	(27)
Total increase (decrease) in net assets	18	6,841	6,226	(13)
Net assets at December 31, 2017	$ 46	$ 45,257	$ 33,973	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2016	$ 429	$ 221,682	$ 625,604	$ 1,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3,036	3,106	20
Total realized gain (loss) on investments and capital gains distributions	50	21,965	66,415	182
Net unrealized appreciation (depreciation) of investments	(23)	(6,679)	(24,469)	7
Net increase (decrease) in net assets resulting from operations	30	18,322	45,052	209
Changes from principal transactions:				
Total unit transactions	(9)	26,483	40,170	(185)
Increase (decrease) in net assets derived from principal transactions	(9)	26,483	40,170	(185)
Total increase (decrease) in net assets	21	44,805	85,222	24
Net assets at December 31, 2016	450	266,487	710,826	1,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3,152	2,390	16
Total realized gain (loss) on investments and capital gains distributions	23	15,766	54,550	156
Net unrealized appreciation (depreciation) of investments	37	21,542	43,710	11
Net increase (decrease) in net assets resulting from operations	63	40,460	100,650	183
Changes from principal transactions:				
Total unit transactions	(34)	9,445	16,157	(339)
Increase (decrease) in net assets derived from principal transactions	(34)	9,445	16,157	(339)
Total increase (decrease) in net assets	29	49,905	116,807	(156)
Net assets at December 31, 2017	$ 479	$ 316,392	$ 827,633	$ 1,125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net assets at January 1, 2016	$ 93,280	$ 91	$ 7,397	$ 732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,429	1	32	23
Total realized gain (loss) on investments and capital gains distributions	13,936	1	190	208
Net unrealized appreciation (depreciation) of investments	405	(1)	(162)	(162)
Net increase (decrease) in net assets resulting from operations	15,770	1	60	69
Changes from principal transactions:				
Total unit transactions	(7,115)	(3)	(496)	(88)
Increase (decrease) in net assets derived from principal transactions	(7,115)	(3)	(496)	(88)
Total increase (decrease) in net assets	8,655	(2)	(436)	(19)
Net assets at December 31, 2016	101,935	89	6,961	713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,323	1	12	8
Total realized gain (loss) on investments and capital gains distributions	12,299	5	387	(48)
Net unrealized appreciation (depreciation) of investments	1,204	17	1,457	163
Net increase (decrease) in net assets resulting from operations	14,826	23	1,856	123
Changes from principal transactions:				
Total unit transactions	(9,779)	(14)	153	(132)
Increase (decrease) in net assets derived from principal transactions	(9,779)	(14)	153	(132)
Total increase (decrease) in net assets	5,047	9	2,009	(9)
Net assets at December 31, 2017	$ 106,982	$ 98	$ 8,970	$ 704

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net assets at January 1, 2016	$ 5,153	$ 226,716	$ 165	$ 318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	126	(1,434)	5	—
Total realized gain (loss) on investments and capital gains distributions	1,342	217	4	6
Net unrealized appreciation (depreciation) of investments	(1,058)	—	(9)	(11)
Net increase (decrease) in net assets resulting from operations	410	(1,217)	—	(5)
Changes from principal transactions:				
Total unit transactions	(687)	3,295	(3)	(19)
Increase (decrease) in net assets derived from principal transactions	(687)	3,295	(3)	(19)
Total increase (decrease) in net assets	(277)	2,078	(3)	(24)
Net assets at December 31, 2016	4,876	228,794	162	294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	(206)	2	1
Total realized gain (loss) on investments and capital gains distributions	(266)	48	11	22
Net unrealized appreciation (depreciation) of investments	1,102	—	(5)	75
Net increase (decrease) in net assets resulting from operations	868	(158)	8	98
Changes from principal transactions:				
Total unit transactions	(54)	(9,484)	(116)	(4)
Increase (decrease) in net assets derived from principal transactions	(54)	(9,484)	(116)	(4)
Total increase (decrease) in net assets	814	(9,642)	(108)	94
Net assets at December 31, 2017	$ 5,690	$ 219,152	$ 54	$ 388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2016	$ —	$ 269	$ 78,391	$ 840
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	629	8
Total realized gain (loss) on investments and capital gains distributions	1	(5)	(666)	(24)
Net unrealized appreciation (depreciation) of investments	(1)	20	4,236	64
Net increase (decrease) in net assets resulting from operations	—	18	4,199	48
Changes from principal transactions:				
Total unit transactions	28	(2)	(6,133)	(184)
Increase (decrease) in net assets derived from principal transactions	28	(2)	(6,133)	(184)
Total increase (decrease) in net assets	28	16	(1,934)	(136)
Net assets at December 31, 2016	28	285	76,457	704
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	5	1,264	11
Total realized gain (loss) on investments and capital gains distributions	38	(4)	(794)	(13)
Net unrealized appreciation (depreciation) of investments	86	24	5,879	53
Net increase (decrease) in net assets resulting from operations	137	25	6,349	51
Changes from principal transactions:				
Total unit transactions	1,378	(43)	(6,028)	(196)
Increase (decrease) in net assets derived from principal transactions	1,378	(43)	(6,028)	(196)
Total increase (decrease) in net assets	1,515	(18)	321	(145)
Net assets at December 31, 2017	$ 1,543	$ 267	$ 76,778	$ 559

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2016	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	108	31	61	102
Total realized gain (loss) on investments and capital gains distributions	448	20	268	657
Net unrealized appreciation (depreciation) of investments	(133)	74	(92)	(182)
Net increase (decrease) in net assets resulting from operations	423	125	237	577
Changes from principal transactions:				
Total unit transactions	1,640	91	402	1,635
Increase (decrease) in net assets derived from principal transactions	1,640	91	402	1,635
Total increase (decrease) in net assets	2,063	216	639	2,212
Net assets at December 31, 2016	8,027	2,415	4,345	9,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	78	25	34	74
Total realized gain (loss) on investments and capital gains distributions	59	24	120	145
Net unrealized appreciation (depreciation) of investments	1,118	383	403	1,589
Net increase (decrease) in net assets resulting from operations	1,255	432	557	1,808
Changes from principal transactions:				
Total unit transactions	1,691	1,471	(566)	1,587
Increase (decrease) in net assets derived from principal transactions	1,691	1,471	(566)	1,587
Total increase (decrease) in net assets	2,946	1,903	(9)	3,395
Net assets at December 31, 2017	$ 10,973	$ 4,318	$ 4,336	$ 12,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class
Net assets at January 1, 2016	$ 3,385	$ 2,330	$ 6,581	$ 1,240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	34	83	15
Total realized gain (loss) on investments and capital gains distributions	174	234	646	63
Net unrealized appreciation (depreciation) of investments	49	(100)	(122)	44
Net increase (decrease) in net assets resulting from operations	271	168	607	122
Changes from principal transactions:				
Total unit transactions	65	142	2,462	393
Increase (decrease) in net assets derived from principal transactions	65	142	2,462	393
Total increase (decrease) in net assets	336	310	3,069	515
Net assets at December 31, 2016	3,721	2,640	9,650	1,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	16	62	14
Total realized gain (loss) on investments and capital gains distributions	95	(8)	240	65
Net unrealized appreciation (depreciation) of investments	652	386	1,769	359
Net increase (decrease) in net assets resulting from operations	782	394	2,071	438
Changes from principal transactions:				
Total unit transactions	1,303	(661)	2,296	961
Increase (decrease) in net assets derived from principal transactions	1,303	(661)	2,296	961
Total increase (decrease) in net assets	2,085	(267)	4,367	1,399
Net assets at December 31, 2017	$ 5,806	$ 2,373	$ 14,017	$ 3,154

The accompanying notes are an integral part of these financial statements.

201

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 2,021	$ 1,459	$ 734	$ 532
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	15	5	8
Total realized gain (loss) on investments and capital gains distributions	215	99	19	45
Net unrealized appreciation (depreciation) of investments	(66)	26	37	—
Net increase (decrease) in net assets resulting from operations	177	140	61	53
Changes from principal transactions:				
Total unit transactions	471	693	214	246
Increase (decrease) in net assets derived from principal transactions	471	693	214	246
Total increase (decrease) in net assets	648	833	275	299
Net assets at December 31, 2016	2,669	2,292	1,009	831
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	15	4	8
Total realized gain (loss) on investments and capital gains distributions	38	63	26	21
Net unrealized appreciation (depreciation) of investments	396	491	214	169
Net increase (decrease) in net assets resulting from operations	450	569	244	198
Changes from principal transactions:				
Total unit transactions	(336)	1,208	785	267
Increase (decrease) in net assets derived from principal transactions	(336)	1,208	785	267
Total increase (decrease) in net assets	114	1,777	1,029	465
Net assets at December 31, 2017	$ 2,783	$ 4,069	$ 2,038	$ 1,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 3,153	$ 1,296	$ 1,292	$ 440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	14	12	6
Total realized gain (loss) on investments and capital gains distributions	47	8	21	36
Net unrealized appreciation (depreciation) of investments	60	35	23	(21)
Net increase (decrease) in net assets resulting from operations	132	57	56	21
Changes from principal transactions:				
Total unit transactions	373	(458)	(203)	(24)
Increase (decrease) in net assets derived from principal transactions	373	(458)	(203)	(24)
Total increase (decrease) in net assets	505	(401)	(147)	(3)
Net assets at December 31, 2016	3,658	895	1,145	437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	11	11	6
Total realized gain (loss) on investments and capital gains distributions	31	7	11	13
Net unrealized appreciation (depreciation) of investments	249	57	68	44
Net increase (decrease) in net assets resulting from operations	322	75	90	63
Changes from principal transactions:				
Total unit transactions	553	20	10	1
Increase (decrease) in net assets derived from principal transactions	553	20	10	1
Total increase (decrease) in net assets	875	95	100	64
Net assets at December 31, 2017	$ 4,533	$ 990	$ 1,245	$ 501

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 2,461	$ 131,712	$ 13,036	$ 175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	1,652	169	6
Total realized gain (loss) on investments and capital gains distributions	18	12,908	993	33
Net unrealized appreciation (depreciation) of investments	58	(8,007)	(558)	(20)
Net increase (decrease) in net assets resulting from operations	118	6,553	604	19
Changes from principal transactions:				
Total unit transactions	30	(2,747)	(2,573)	192
Increase (decrease) in net assets derived from principal transactions	30	(2,747)	(2,573)	192
Total increase (decrease) in net assets	148	3,806	(1,969)	211
Net assets at December 31, 2016	2,609	135,518	11,067	386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	114	1,451	108	5
Total realized gain (loss) on investments and capital gains distributions	42	6,184	(216)	11
Net unrealized appreciation (depreciation) of investments	658	10,895	1,533	57
Net increase (decrease) in net assets resulting from operations	814	18,530	1,425	73
Changes from principal transactions:				
Total unit transactions	5,294	(8,231)	(3,828)	1
Increase (decrease) in net assets derived from principal transactions	5,294	(8,231)	(3,828)	1
Total increase (decrease) in net assets	6,108	10,299	(2,403)	74
Net assets at December 31, 2017	$ 8,717	$ 145,817	$ 8,664	$ 460

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 3,633	$ 128,935	$ 12,529	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	1,700	173	—
Total realized gain (loss) on investments and capital gains distributions	92	13,318	1,034	3
Net unrealized appreciation (depreciation) of investments	46	(7,929)	(534)	(1)
Net increase (decrease) in net assets resulting from operations	185	7,089	673	2
Changes from principal transactions:				
Total unit transactions	(723)	471	76	—
Increase (decrease) in net assets derived from principal transactions	(723)	471	76	—
Total increase (decrease) in net assets	(538)	7,560	749	2
Net assets at December 31, 2016	3,095	136,495	13,278	33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	72	1,021	97	—
Total realized gain (loss) on investments and capital gains distributions	77	5,829	516	(1)
Net unrealized appreciation (depreciation) of investments	735	17,394	1,643	7
Net increase (decrease) in net assets resulting from operations	884	24,244	2,256	6
Changes from principal transactions:				
Total unit transactions	2,899	(4,122)	(3,195)	(10)
Increase (decrease) in net assets derived from principal transactions	2,899	(4,122)	(3,195)	(10)
Total increase (decrease) in net assets	3,783	20,122	(939)	(4)
Net assets at December 31, 2017	$ 6,878	$ 156,617	$ 12,339	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class
Net assets at January 1, 2016	$ 2,014	$ 94,100	$ 7,401	$ 1,180
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	839	67	6
Total realized gain (loss) on investments and capital gains distributions	66	9,670	613	(43)
Net unrealized appreciation (depreciation) of investments	28	(5,051)	(265)	67
Net increase (decrease) in net assets resulting from operations	122	5,458	415	30
Changes from principal transactions:				
Total unit transactions	215	3,213	(18)	(137)
Increase (decrease) in net assets derived from principal transactions	215	3,213	(18)	(137)
Total increase (decrease) in net assets	337	8,671	397	(107)
Net assets at December 31, 2016	2,351	102,771	7,798	1,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	301	26	9
Total realized gain (loss) on investments and capital gains distributions	169	4,537	(272)	91
Net unrealized appreciation (depreciation) of investments	622	15,519	1,724	194
Net increase (decrease) in net assets resulting from operations	830	20,357	1,478	294
Changes from principal transactions:				
Total unit transactions	3,152	(983)	(3,544)	672
Increase (decrease) in net assets derived from principal transactions	3,152	(983)	(3,544)	672
Total increase (decrease) in net assets	3,982	19,374	(2,066)	966
Net assets at December 31, 2017	$ 6,333	$ 122,145	$ 5,732	$ 2,039

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class
Net assets at January 1, 2016	$ 14,170	$ 1,174	$ 4,678	$ 967
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	101	9	64	7
Total realized gain (loss) on investments and capital gains distributions	1,024	14	317	13
Net unrealized appreciation (depreciation) of investments	(153)	51	(126)	19
Net increase (decrease) in net assets resulting from operations	972	74	255	39
Changes from principal transactions:				
Total unit transactions	3,309	190	(96)	3
Increase (decrease) in net assets derived from principal transactions	3,309	190	(96)	3
Total increase (decrease) in net assets	4,281	264	159	42
Net assets at December 31, 2016	18,451	1,438	4,837	1,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	2	26	15
Total realized gain (loss) on investments and capital gains distributions	351	52	56	15
Net unrealized appreciation (depreciation) of investments	3,644	253	620	49
Net increase (decrease) in net assets resulting from operations	4,029	307	702	79
Changes from principal transactions:				
Total unit transactions	2,884	(316)	875	(252)
Increase (decrease) in net assets derived from principal transactions	2,884	(316)	875	(252)
Total increase (decrease) in net assets	6,913	(9)	1,577	(173)
Net assets at December 31, 2017	$ 25,364	$ 1,429	$ 6,414	$ 836

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net assets at January 1, 2016	$ 6,503	$ 71,177	$ 6,948	$ 5,865
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	188	26	97
Total realized gain (loss) on investments and capital gains distributions	19	490	64	327
Net unrealized appreciation (depreciation) of investments	194	1,780	135	(123)
Net increase (decrease) in net assets resulting from operations	264	2,458	225	301
Changes from principal transactions:				
Total unit transactions	(165)	(10,177)	(1,582)	261
Increase (decrease) in net assets derived from principal transactions	(165)	(10,177)	(1,582)	261
Total increase (decrease) in net assets	99	(7,719)	(1,357)	562
Net assets at December 31, 2016	6,602	63,458	5,591	6,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	176	812	67	86
Total realized gain (loss) on investments and capital gains distributions	20	759	95	(119)
Net unrealized appreciation (depreciation) of investments	485	3,206	266	634
Net increase (decrease) in net assets resulting from operations	681	4,777	428	601
Changes from principal transactions:				
Total unit transactions	1,467	(12,498)	(1,283)	368
Increase (decrease) in net assets derived from principal transactions	1,467	(12,498)	(1,283)	368
Total increase (decrease) in net assets	2,148	(7,721)	(855)	969
Net assets at December 31, 2017	$ 8,750	$ 55,737	$ 4,736	$ 7,396

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 78	$ 20,011	$ 50,668	$ 336
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	290	327	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	2,100	4,825	46
Net unrealized appreciation (depreciation) of investments	18	3,186	6,770	(32)
Net increase (decrease) in net assets resulting from operations	17	5,576	11,922	13
Changes from principal transactions:				
Total unit transactions	(20)	7,234	5,536	(34)
Increase (decrease) in net assets derived from principal transactions	(20)	7,234	5,536	(34)
Total increase (decrease) in net assets	(3)	12,810	17,458	(21)
Net assets at December 31, 2016	75	32,821	68,126	315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	302	212	1
Total realized gain (loss) on investments and capital gains distributions	3	1,291	3,773	52
Net unrealized appreciation (depreciation) of investments	4	2,217	2,961	34
Net increase (decrease) in net assets resulting from operations	8	3,810	6,946	87
Changes from principal transactions:				
Total unit transactions	(10)	2,626	(1,441)	(9)
Increase (decrease) in net assets derived from principal transactions	(10)	2,626	(1,441)	(9)
Total increase (decrease) in net assets	(2)	6,436	5,505	78
Net assets at December 31, 2017	$ 73	$ 39,257	$ 73,631	$ 393

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2016	$ 142,519	$ 14,625	$ 272	$ 5,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,149)	338	(1)	(40)
Total realized gain (loss) on investments and capital gains distributions	27,228	1,965	50	718
Net unrealized appreciation (depreciation) of investments	(20,499)	(1,316)	(18)	662
Net increase (decrease) in net assets resulting from operations	5,580	987	31	1,340
Changes from principal transactions:				
Total unit transactions	(24,113)	(1,916)	(144)	(206)
Increase (decrease) in net assets derived from principal transactions	(24,113)	(1,916)	(144)	(206)
Total increase (decrease) in net assets	(18,533)	(929)	(113)	1,134
Net assets at December 31, 2016	123,986	13,696	159	7,084
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(192)	—	(1)	(40)
Total realized gain (loss) on investments and capital gains distributions	29,908	1,519	10	754
Net unrealized appreciation (depreciation) of investments	906	1,099	6	(91)
Net increase (decrease) in net assets resulting from operations	30,622	2,618	15	623
Changes from principal transactions:				
Total unit transactions	(24,130)	(1,768)	(7)	(704)
Increase (decrease) in net assets derived from principal transactions	(24,130)	(1,768)	(7)	(704)
Total increase (decrease) in net assets	6,492	850	8	(81)
Net assets at December 31, 2017	$ 130,478	$ 14,546	$ 167	$ 7,003

The accompanying notes are an integral part of these financial statements.

210

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2016	$ 429	$ 62,485	$ 1,534	$ 310,862
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	911	19	3,326
Total realized gain (loss) on investments and capital gains distributions	46	2,832	108	18,752
Net unrealized appreciation (depreciation) of investments	8	5,450	76	18,830
Net increase (decrease) in net assets resulting from operations	62	9,193	203	40,908
Changes from principal transactions:				
Total unit transactions	(83)	(7,145)	(152)	(31,331)
Increase (decrease) in net assets derived from principal transactions	(83)	(7,145)	(152)	(31,331)
Total increase (decrease) in net assets	(21)	2,048	51	9,577
Net assets at December 31, 2016	408	64,533	1,585	320,439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	127	15	3,929
Total realized gain (loss) on investments and capital gains distributions	30	5,538	80	13,552
Net unrealized appreciation (depreciation) of investments	35	4,429	53	12,800
Net increase (decrease) in net assets resulting from operations	68	10,094	148	30,281
Changes from principal transactions:				
Total unit transactions	(38)	(5,649)	(172)	(24,070)
Increase (decrease) in net assets derived from principal transactions	(38)	(5,649)	(172)	(24,070)
Total increase (decrease) in net assets	30	4,445	(24)	6,211
Net assets at December 31, 2017	$ 438	$ 68,978	$ 1,561	$ 326,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2016	$ 1,429	$ 301	$ 7,118	$ 61,629
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	—	9	(166)
Total realized gain (loss) on investments and capital gains distributions	52	50	723	9,421
Net unrealized appreciation (depreciation) of investments	136	(7)	270	(1,061)
Net increase (decrease) in net assets resulting from operations	207	43	1,002	8,194
Changes from principal transactions:				
Total unit transactions	51	—	313	(2,024)
Increase (decrease) in net assets derived from principal transactions	51	—	313	(2,024)
Total increase (decrease) in net assets	258	43	1,315	6,170
Net assets at December 31, 2016	1,687	344	8,433	67,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	—	51	(242)
Total realized gain (loss) on investments and capital gains distributions	40	49	2,147	9,789
Net unrealized appreciation (depreciation) of investments	97	(4)	77	(1,304)
Net increase (decrease) in net assets resulting from operations	154	45	2,275	8,243
Changes from principal transactions:				
Total unit transactions	(192)	(38)	13,413	(5,116)
Increase (decrease) in net assets derived from principal transactions	(192)	(38)	13,413	(5,116)
Total increase (decrease) in net assets	(38)	7	15,688	3,127
Net assets at December 31, 2017	$ 1,649	$ 351	$ 24,121	$ 70,926

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2016	$ 532	$ 561,053	$ 1,159	$ 33,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,208	(1)	1,406
Total realized gain (loss) on investments and capital gains distributions	69	49,741	121	(570)
Net unrealized appreciation (depreciation) of investments	(80)	(56,974)	(134)	3,165
Net increase (decrease) in net assets resulting from operations	(10)	(6,025)	(14)	4,001
Changes from principal transactions:				
Total unit transactions	(149)	(42,930)	(42)	(3,887)
Increase (decrease) in net assets derived from principal transactions	(149)	(42,930)	(42)	(3,887)
Total increase (decrease) in net assets	(159)	(48,955)	(56)	114
Net assets at December 31, 2016	373	512,098	1,103	33,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	541	(1)	1,489
Total realized gain (loss) on investments and capital gains distributions	19	19,364	32	(67)
Net unrealized appreciation (depreciation) of investments	108	154,394	374	819
Net increase (decrease) in net assets resulting from operations	128	174,299	405	2,241
Changes from principal transactions:				
Total unit transactions	(48)	(36,624)	159	3,427
Increase (decrease) in net assets derived from principal transactions	(48)	(36,624)	159	3,427
Total increase (decrease) in net assets	80	137,675	564	5,668
Net assets at December 31, 2017	$ 453	$ 649,773	$ 1,667	$ 39,046

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 756	$ 379	$ 394,816	$ 994
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	(1)	(2,726)	(6)
Total realized gain (loss) on investments and capital gains distributions	—	64	57,176	144
Net unrealized appreciation (depreciation) of investments	59	(44)	(30,833)	(78)
Net increase (decrease) in net assets resulting from operations	92	19	23,617	60
Changes from principal transactions:				
Total unit transactions	8	(79)	(28,462)	15
Increase (decrease) in net assets derived from principal transactions	8	(79)	(28,462)	15
Total increase (decrease) in net assets	100	(60)	(4,845)	75
Net assets at December 31, 2016	856	319	389,971	1,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	—	(1,651)	(3)
Total realized gain (loss) on investments and capital gains distributions	(20)	36	38,139	112
Net unrealized appreciation (depreciation) of investments	34	34	53,037	143
Net increase (decrease) in net assets resulting from operations	39	70	89,525	252
Changes from principal transactions:				
Total unit transactions	(479)	(58)	(23,472)	57
Increase (decrease) in net assets derived from principal transactions	(479)	(58)	(23,472)	57
Total increase (decrease) in net assets	(440)	12	66,053	309
Net assets at December 31, 2017	$ 416	$ 331	$ 456,024	$ 1,378

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2016	$ 1,424	$ 381,587	$ 4,226	$ 345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(3,190)	(22)	6
Total realized gain (loss) on investments and capital gains distributions	431	59,871	698	(10)
Net unrealized appreciation (depreciation) of investments	(416)	(54,813)	(687)	3
Net increase (decrease) in net assets resulting from operations	10	1,868	(11)	(1)
Changes from principal transactions:				
Total unit transactions	(315)	(24,243)	(660)	(121)
Increase (decrease) in net assets derived from principal transactions	(315)	(24,243)	(660)	(121)
Total increase (decrease) in net assets	(305)	(22,375)	(671)	(122)
Net assets at December 31, 2016	1,119	359,212	3,555	223
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(3,498)	(24)	3
Total realized gain (loss) on investments and capital gains distributions	188	56,863	669	2
Net unrealized appreciation (depreciation) of investments	178	61,520	435	40
Net increase (decrease) in net assets resulting from operations	361	114,885	1,080	45
Changes from principal transactions:				
Total unit transactions	176	(4,378)	(641)	(30)
Increase (decrease) in net assets derived from principal transactions	176	(4,378)	(641)	(30)
Total increase (decrease) in net assets	537	110,507	439	15
Net assets at December 31, 2017	$ 1,656	$ 469,719	$ 3,994	$ 238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2016	$ 88,438	$ 308	$ 1,470	$ 33,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,049	7	38	649
Total realized gain (loss) on investments and capital gains distributions	(2,134)	8	1	1,038
Net unrealized appreciation (depreciation) of investments	605	(14)	289	(245)
Net increase (decrease) in net assets resulting from operations	520	1	328	1,442
Changes from principal transactions:				
Total unit transactions	(7,753)	(59)	1,719	(3,705)
Increase (decrease) in net assets derived from principal transactions	(7,753)	(59)	1,719	(3,705)
Total increase (decrease) in net assets	(7,233)	(58)	2,047	(2,263)
Net assets at December 31, 2016	81,205	250	3,517	31,090
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	899	2	56	460
Total realized gain (loss) on investments and capital gains distributions	(644)	7	264	1,494
Net unrealized appreciation (depreciation) of investments	16,369	35	485	725
Net increase (decrease) in net assets resulting from operations	16,624	44	805	2,679
Changes from principal transactions:				
Total unit transactions	(6,725)	(98)	1,556	(5,109)
Increase (decrease) in net assets derived from principal transactions	(6,725)	(98)	1,556	(5,109)
Total increase (decrease) in net assets	9,899	(54)	2,361	(2,430)
Net assets at December 31, 2017	$ 91,104	$ 196	$ 5,878	$ 28,660

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Net assets at January 1, 2016	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,187	1,091	15	10,454
Total realized gain (loss) on investments and capital gains distributions	38	2,064	150	118,550
Net unrealized appreciation (depreciation) of investments	2,774	289	(55)	(33,272)
Net increase (decrease) in net assets resulting from operations	3,999	3,444	110	95,732
Changes from principal transactions:				
Total unit transactions	(4,481)	(4,209)	(210)	(122,162)
Increase (decrease) in net assets derived from principal transactions	(4,481)	(4,209)	(210)	(122,162)
Total increase (decrease) in net assets	(482)	(765)	(100)	(26,430)
Net assets at December 31, 2016	69,555	62,777	1,308	1,180,483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	547	663	14	8,724
Total realized gain (loss) on investments and capital gains distributions	3,541	4,761	195	198,804
Net unrealized appreciation (depreciation) of investments	6,842	2,563	37	6,469
Net increase (decrease) in net assets resulting from operations	10,930	7,987	246	213,997
Changes from principal transactions:				
Total unit transactions	(8,041)	(6,015)	(98)	(127,518)
Increase (decrease) in net assets derived from principal transactions	(8,041)	(6,015)	(98)	(127,518)
Total increase (decrease) in net assets	2,889	1,972	148	86,479
Net assets at December 31, 2017	$ 72,444	$ 64,749	$ 1,456	$ 1,266,962

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2016	$ 290	$ 96,475	$ 11,940	$ 323,462
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,818	160	2,250
Total realized gain (loss) on investments and capital gains distributions	27	(1,220)	(156)	11,232
Net unrealized appreciation (depreciation) of investments	(4)	3,735	486	14,930
Net increase (decrease) in net assets resulting from operations	26	4,333	490	28,412
Changes from principal transactions:				
Total unit transactions	19	(12,622)	(1,172)	(19,737)
Increase (decrease) in net assets derived from principal transactions	19	(12,622)	(1,172)	(19,737)
Total increase (decrease) in net assets	45	(8,289)	(682)	8,675
Net assets at December 31, 2016	335	88,186	11,258	332,137
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1,285	110	2,066
Total realized gain (loss) on investments and capital gains distributions	33	1,159	81	26,641
Net unrealized appreciation (depreciation) of investments	24	15,854	2,197	45,480
Net increase (decrease) in net assets resulting from operations	59	18,298	2,388	74,187
Changes from principal transactions:				
Total unit transactions	(39)	(16,006)	(768)	(29,302)
Increase (decrease) in net assets derived from principal transactions	(39)	(16,006)	(768)	(29,302)
Total increase (decrease) in net assets	20	2,292	1,620	44,885
Net assets at December 31, 2017	$ 355	$ 90,478	$ 12,878	$ 377,022

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2016	$ 282	$ 327,049	$ 300	$ 133,988
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	406	2	(135)
Total realized gain (loss) on investments and capital gains distributions	13	34,488	69	7,347
Net unrealized appreciation (depreciation) of investments	10	18,699	(22)	26,629
Net increase (decrease) in net assets resulting from operations	26	53,593	49	33,841
Changes from principal transactions:				
Total unit transactions	(10)	(18,806)	(67)	(4,520)
Increase (decrease) in net assets derived from principal transactions	(10)	(18,806)	(67)	(4,520)
Total increase (decrease) in net assets	16	34,787	(18)	29,321
Net assets at December 31, 2016	298	361,836	282	163,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,402	—	(127)
Total realized gain (loss) on investments and capital gains distributions	80	31,799	36	25,641
Net unrealized appreciation (depreciation) of investments	(34)	8,805	(17)	(12,485)
Net increase (decrease) in net assets resulting from operations	47	42,006	19	13,029
Changes from principal transactions:				
Total unit transactions	(144)	(46,702)	(230)	(21,941)
Increase (decrease) in net assets derived from principal transactions	(144)	(46,702)	(230)	(21,941)
Total increase (decrease) in net assets	(97)	(4,696)	(211)	(8,912)
Net assets at December 31, 2017	$ 201	$ 357,140	$ 71	$ 154,397

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2016	$ 276	$ 29,868	$ 7	$ 27,315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	629	—	72
Total realized gain (loss) on investments and capital gains distributions	48	375	—	1,491
Net unrealized appreciation (depreciation) of investments	12	(1,039)	—	424
Net increase (decrease) in net assets resulting from operations	61	(35)	—	1,987
Changes from principal transactions:				
Total unit transactions	(62)	58	—	11,597
Increase (decrease) in net assets derived from principal transactions	(62)	58	—	11,597
Total increase (decrease) in net assets	(1)	23	—	13,584
Net assets at December 31, 2016	275	29,891	7	40,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	506	—	50
Total realized gain (loss) on investments and capital gains distributions	70	683	—	2,041
Net unrealized appreciation (depreciation) of investments	(51)	6,285	2	11,459
Net increase (decrease) in net assets resulting from operations	19	7,474	2	13,550
Changes from principal transactions:				
Total unit transactions	(101)	4,049	1	8,598
Increase (decrease) in net assets derived from principal transactions	(101)	4,049	1	8,598
Total increase (decrease) in net assets	(82)	11,523	3	22,148
Net assets at December 31, 2017	$ 193	$ 41,414	$ 10	$ 63,047

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2016	$ 1,170	$ 62,008	$ 389	$ 440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	760	2	2
Total realized gain (loss) on investments and capital gains distributions	91	1,880	24	30
Net unrealized appreciation (depreciation) of investments	(31)	5,414	9	33
Net increase (decrease) in net assets resulting from operations	69	8,054	35	65
Changes from principal transactions:				
Total unit transactions	(57)	23,663	(24)	(15)
Increase (decrease) in net assets derived from principal transactions	(57)	23,663	(24)	(15)
Total increase (decrease) in net assets	12	31,717	11	50
Net assets at December 31, 2016	1,182	93,725	400	490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	926	2	6
Total realized gain (loss) on investments and capital gains distributions	110	4,318	18	19
Net unrealized appreciation (depreciation) of investments	236	15,926	60	45
Net increase (decrease) in net assets resulting from operations	354	21,170	80	70
Changes from principal transactions:				
Total unit transactions	(62)	8,715	(39)	112
Increase (decrease) in net assets derived from principal transactions	(62)	8,715	(39)	112
Total increase (decrease) in net assets	292	29,885	41	182
Net assets at December 31, 2017	$ 1,474	$ 123,610	$ 441	$ 672

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2016	$ 9,518	$ 11,132	$ 77,658	$ 33,953
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	(32)	558	186
Total realized gain (loss) on investments and capital gains distributions	532	798	10,960	4,551
Net unrealized appreciation (depreciation) of investments	993	(74)	(482)	2,743
Net increase (decrease) in net assets resulting from operations	1,569	692	11,036	7,480
Changes from principal transactions:				
Total unit transactions	2,309	993	16,878	4,349
Increase (decrease) in net assets derived from principal transactions	2,309	993	16,878	4,349
Total increase (decrease) in net assets	3,878	1,685	27,914	11,829
Net assets at December 31, 2016	13,396	12,817	105,572	45,782
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	(44)	1,145	187
Total realized gain (loss) on investments and capital gains distributions	558	849	11,076	5,125
Net unrealized appreciation (depreciation) of investments	1,028	2,188	9,232	2,365
Net increase (decrease) in net assets resulting from operations	1,718	2,993	21,453	7,677
Changes from principal transactions:				
Total unit transactions	928	415	32,469	17,463
Increase (decrease) in net assets derived from principal transactions	928	415	32,469	17,463
Total increase (decrease) in net assets	2,646	3,408	53,922	25,140
Net assets at December 31, 2017	$ 16,042	$ 16,225	$ 159,494	$ 70,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 140,805	$ 314	$ 13,331	$ 128,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(712)	—	201	(1,167)
Total realized gain (loss) on investments and capital gains distributions	13,332	33	(61)	13,966
Net unrealized appreciation (depreciation) of investments	19,358	44	21	(4,756)
Net increase (decrease) in net assets resulting from operations	31,978	77	161	8,043
Changes from principal transactions:				
Total unit transactions	(3,186)	10	2,677	(4,372)
Increase (decrease) in net assets derived from principal transactions	(3,186)	10	2,677	(4,372)
Total increase (decrease) in net assets	28,792	87	2,838	3,671
Net assets at December 31, 2016	169,597	401	16,169	132,120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,012)	—	237	(1,418)
Total realized gain (loss) on investments and capital gains distributions	21,750	80	17	8,219
Net unrealized appreciation (depreciation) of investments	(3,767)	(45)	126	32,735
Net increase (decrease) in net assets resulting from operations	16,971	35	380	39,536
Changes from principal transactions:				
Total unit transactions	(7,808)	(290)	(803)	83,574
Increase (decrease) in net assets derived from principal transactions	(7,808)	(290)	(803)	83,574
Total increase (decrease) in net assets	9,163	(255)	(423)	123,110
Net assets at December 31, 2017	$ 178,760	$ 146	$ 15,746	$ 255,230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net assets at January 1, 2016	$ 1,232	$ 50,351	$ 121	$ 44,253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(485)	—	172
Total realized gain (loss) on investments and capital gains distributions	117	5,093	16	1,562
Net unrealized appreciation (depreciation) of investments	(41)	1,640	(2)	(2,635)
Net increase (decrease) in net assets resulting from operations	69	6,248	14	(901)
Changes from principal transactions:				
Total unit transactions	(235)	108	(36)	(2,055)
Increase (decrease) in net assets derived from principal transactions	(235)	108	(36)	(2,055)
Total increase (decrease) in net assets	(166)	6,356	(22)	(2,956)
Net assets at December 31, 2016	1,066	56,707	99	41,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(548)	—	185
Total realized gain (loss) on investments and capital gains distributions	40	4,806	7	(383)
Net unrealized appreciation (depreciation) of investments	199	5,890	11	12,473
Net increase (decrease) in net assets resulting from operations	233	10,148	18	12,275
Changes from principal transactions:				
Total unit transactions	(195)	2,732	(8)	(7,256)
Increase (decrease) in net assets derived from principal transactions	(195)	2,732	(8)	(7,256)
Total increase (decrease) in net assets	38	12,880	10	5,019
Net assets at December 31, 2017	$ 1,104	$ 69,587	$ 109	$ 46,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net assets at January 1, 2016	$ 62,371	$ 64,131	$ 2,936	$ 127,190
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(421)	(457)	28	1,265
Total realized gain (loss) on investments and capital gains distributions	16,552	15,559	235	7,118
Net unrealized appreciation (depreciation) of investments	(9,342)	(7,234)	31	8,003
Net increase (decrease) in net assets resulting from operations	6,789	7,868	294	16,386
Changes from principal transactions:				
Total unit transactions	(8,061)	(3,359)	(506)	9,245
Increase (decrease) in net assets derived from principal transactions	(8,061)	(3,359)	(506)	9,245
Total increase (decrease) in net assets	(1,272)	4,509	(212)	25,631
Net assets at December 31, 2016	61,099	68,640	2,724	152,821
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(468)	(537)	29	1,532
Total realized gain (loss) on investments and capital gains distributions	6,891	10,163	201	12,376
Net unrealized appreciation (depreciation) of investments	8,579	3,010	255	15,620
Net increase (decrease) in net assets resulting from operations	15,002	12,636	485	29,528
Changes from principal transactions:				
Total unit transactions	(4,425)	(1,719)	(244)	9,193
Increase (decrease) in net assets derived from principal transactions	(4,425)	(1,719)	(244)	9,193
Total increase (decrease) in net assets	10,577	10,917	241	38,721
Net assets at December 31, 2017	$ 71,676	$ 79,557	$ 2,965	$ 191,542

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2016	$ 95	$ —	$ 103,636
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(1)	(1)	(546)
Total realized gain (loss) on investments and capital gains distributions	2	2	5,167
Net unrealized appreciation (depreciation) of investments	34	3	22,683
Net increase (decrease) in net assets resulting from operations	35	4	27,304
Changes from principal transactions:			
Total unit transactions	23	212	(6,745)
Increase (decrease) in net assets derived from principal transactions	23	212	(6,745)
Total increase (decrease) in net assets	58	216	20,559
Net assets at December 31, 2016	153	216	124,195
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(1)	(6)	(187)
Total realized gain (loss) on investments and capital gains distributions	11	42	9,875
Net unrealized appreciation (depreciation) of investments	7	45	1,822
Net increase (decrease) in net assets resulting from operations	17	81	11,510
Changes from principal transactions:			
Total unit transactions	(39)	339	(8,227)
Increase (decrease) in net assets derived from principal transactions	(39)	339	(8,227)
Total increase (decrease) in net assets	(22)	420	3,283
Net assets at December 31, 2017	$ 131	$ 636	$ 127,478

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2017, the Account had 323 investment divisions (the "Divisions"),170 of which invest in independently managed mutual funds and 153 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2017 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
  AB Relative Value Fund - Class A

AB Variable Products Series Fund, Inc.:
  AB VPS Growth and Income Portfolio - Class A

Aberdeen Funds:
  Aberdeen International Equity Fund - Institutional Class

AIM Counselor Series Trust:
  Invesco Floating Rate Fund - Class R5

AIM Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
  Invesco International Growth Fund - Class R5

AIM Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
  Invesco High Yield Fund - Class R5

AIM Sector Funds:
  Invesco American Value Fund - Class R5
  Invesco Energy Fund - Class R5
  Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds II:
Alger Responsible Investing Fund - Class A

Alger Funds:
Alger Capital Appreciation Fund - Class A

Allianz Funds:
AllianzGI NFJ Dividend Value Fund - Class A
AllianzGI NFJ Large-Cap Value Fund - Institutional Class
AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:
Amana Growth Fund - Investor Class
Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:
American Balanced Fund® - Class R-3

American Beacon Funds:
American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:
American Century Investments® Inflation-Adjusted Bond

American Century Quantitative Equity Funds, Inc.:
American Century Investments® Income & Growth Fund - A Class

American Funds Fundamental InvestorsSM:
Fundamental Investors[SM] - Class R-3
Fundamental Investors[SM] - Class R-4

American Mutual Fund®:
American Mutual Fund® - Class R-4

AMG Funds IV:
AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:
Ariel Appreciation Fund - Investor Class
Ariel Fund - Investor Class

Artisan Funds, Inc.:
Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:
BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds[SM]:
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

BlackRock Mid Cap Dividend Series, Inc.:
BlackRock Mid Cap Dividend Fund - Institutional Shares
BlackRock Mid Cap Dividend Fund - Investor A Shares

Bond Fund of America[SM]:
Bond Fund of America[SM] - Class R-4

Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio

Capital Income Builder®:
Capital Income Builder® - Class R-4

Capital World Growth & Income Fund[SM]:
Capital World Growth & Income Fund[SM] - Class R-3

Cohen & Steers Realty Shares, Inc.:
Cohen & Steers Realty Shares, Inc.

Columbia[SM] Acorn® Trust:
Columbia[SM] Acorn® Fund - Class A
Columbia[SM] Acorn® Fund - Class Z

Columbia Funds Series Trust:
Columbia Mid Cap Value Fund - Class A
Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:
Davis Financial Fund - Class Y

Delaware Group® Equity Funds IV:
Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:
Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:
Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:
DFA Inflation-Protected Securities Portfolio - Institutional Class
Emerging Markets Core Equity Portfolio - Institutional Class
U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:
Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund

DWS Institutional Funds:
Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4

Federated International Leaders Fund:
Federated International Leaders Fund - Institutional Shares

Fidelity® Contrafund®:
Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

228

Franklin Strategic Series:
  Franklin Biotechnology Discovery Fund - Advisor Class
  Franklin Natural Resources Fund - Advisor Class
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value VIP Fund - Class 2
Goldman Sachs Trust:
  Goldman Sachs Growth Opportunities Fund - Class IR
Growth Fund of America®:
  Growth Fund of America® - Class R-3
  Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend And Growth Fund - Class R4
  The Hartford International Opportunities Fund - Class R4
Income Fund of America®:
  Income Fund of America® - Class R-3
Ivy Funds:
  Ivy Science and Technology Fund - Class Y
Janus Aspen Series:
  Janus Henderson Balanced Portfolio - Institutional Shares
  Janus Henderson Enterprise Portfolio - Institutional Shares
  Janus Henderson Flexible Bond Portfolio - Institutional Shares
  Janus Henderson Global Research Portfolio - Institutional Shares
  Janus Henderson Research Portfolio - Institutional Shares
JPMorgan Trust II:
  JPMorgan Equity Income Fund - Select Class
  JPMorgan Government Bond Fund - Select Class
Lazard Funds, Inc.:
  Lazard International Equity Portfolio - Open Shares
Legg Mason Partners Equity Trust:
  ClearBridge Aggressive Growth Fund - Class I
LKCM Funds:
  LKCM Aquinas Catholic Equity Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Loomis Sayles Funds II:
  Loomis Sayles Limited Term Government and Agency Fund - Class Y
  Loomis Sayles Value Fund - Class Y
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
  Lord Abbett Short Duration Income Fund - Class R4
Lord Abbett Mid Cap Stock Fund, Inc.:
  Lord Abbett Mid Cap Stock Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Metropolitan West Funds:
  Metropolitan West Total Return Bond Fund - Class I
  Metropolitan West Total Return Bond Fund - Class M
MFS® Series Trust l:
  MFS® New Discovery Fund - Class R3
MFS® Series Trust X:
  MFS® International Value Fund - Class R3
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund - Trust Class
  Neuberger Berman Socially Responsive Fund - Institutional Class
  Neuberger Berman Socially Responsive Fund - Trust Class
New Perspective Fund®:
  New Perspective Fund® - Class R-3
  New Perspective Fund® - Class R-4
New World Fund®, Inc.:
  New World Fund® - Class R-4
Nuveen Investment Funds, Inc.:
  Nuveen Global Infrastructure Fund - Class I
Oppenheimer Funds:
  Oppenheimer Capital Appreciation Fund - Class A
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y
  Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer Integrity Funds:
  Oppenheimer International Bond Fund - Class A
  Oppenheimer International Growth Fund - Class Y
  Oppenheimer International Small-Mid Company Fund - Class Y
Oppenheimer Main Street Fund®:
  Oppenheimer Main Street Fund® - Class A
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
  Oppenheimer Global Strategic Income Fund/VA
Parnassus Income Funds:
  Parnassus Core Equity Fund℠ - Investor Shares
Pax World Funds Series Trust I:
  Pax Balanced Fund - Individual Investor Class
PIMCO Funds:
  PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K
Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
Royce Total Return Fund - K Class

Schwartz Investment Trust:
Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:
Touchstone Value Fund - Institutional Class

USAA Investment Trust:
USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:
Diversified Value Portfolio
Equity Income Portfolio
Small Company Growth Portfolio

Victory Portfolios:
Victory Integrity Small-Cap Value Fund - Class Y
Victory Sycamore Established Value Fund - Class A
Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Equity Trust:
Voya Large Cap Value Fund - Class A
Voya Real Estate Fund - Class A
Voya Large-Cap Growth Fund - Class A

Voya Funds Trust:
Voya Floating Rate Fund - Class A
Voya GNMA Income Fund - Class A
Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I
Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
Voya Global Perspectives® Portfolio - Class I
Voya High Yield Portfolio - Adviser Class
Voya High Yield Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Service Class
Voya Large Cap Value Portfolio - Adviser Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Adviser Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Voya Multi-Manager Large Cap Core Portfolio - Service Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Adviser Class
VY® Clarion Real Estate Portfolio - Institutional Class
VY® Clarion Real Estate Portfolio - Service Class
VY® Invesco Growth and Income Portfolio - Institutional Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Voya Investors Trust (continued):

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Partners, Inc.(continued):

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

231

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Voya Series Fund, Inc.:
  Voya Corporate Leaders 100 Fund - Class I
Voya Strategic Allocation Portfolios, Inc.:
  Voya Strategic Allocation Conservative Portfolio - Class I
  Voya Strategic Allocation Growth Portfolio - Class I
  Voya Strategic Allocation Moderate Portfolio - Class I
Voya Variable Funds:
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I
  Voya Growth and Income Portfolio - Class S
Voya Variable Portfolios, Inc.:
  Voya Global Equity Portfolio - Class I
  Voya Global Equity Portfolio - Class S
  Voya Index Plus LargeCap Portfolio - Class I
  Voya Index Plus LargeCap Portfolio - Class S
  Voya Index Plus MidCap Portfolio - Class I
  Voya Index Plus MidCap Portfolio - Class S
  Voya Index Plus SmallCap Portfolio - Class I
  Voya Index Plus SmallCap Portfolio - Class S
  Voya International Index Portfolio - Class I
  Voya International Index Portfolio - Class S
  Voya Russell™ Large Cap Growth Index Portfolio - Class I
  Voya Russell™ Large Cap Growth Index Portfolio - Class S
  Voya Russell™ Large Cap Index Portfolio - Class I
  Voya Russell™ Large Cap Index Portfolio - Class S

Voya Variable Portfolios, Inc.(continued):
  Voya Russell™ Large Cap Value Index Portfolio - Class I
  Voya Russell™ Large Cap Value Index Portfolio - Class S
  Voya Russell™ Mid Cap Growth Index Portfolio - Class S
  Voya Russell™ Mid Cap Index Portfolio - Class I
  Voya Russell™ Small Cap Index Portfolio - Class I
  Voya Small Company Portfolio - Class I
  Voya Small Company Portfolio - Class S
  Voya U.S. Bond Index Portfolio - Class I
Voya Variable Products Trust:
  Voya MidCap Opportunities Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class S
  Voya SmallCap Opportunities Portfolio - Class I
  Voya SmallCap Opportunities Portfolio - Class S
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund^{SM}:
  Washington Mutual Investors Fund^{SM} - Class R-3
  Washington Mutual Investors Fund^{SM} - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Small Cap Value Fund - Class A
  Wells Fargo Small Company Growth Fund - Administrator Class
  Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Growth and Income Fund, Inc.:	**AB Growth and Income Fund, Inc.:**
AB Relative Value Fund - Class A	AB Growth and Income Fund - Class A
Alger Funds II:	**Alger Funds:**
Alger Responsible Investing Fund - Class A	Alger Green Fund - Class A
BlackRock Mid Cap Dividend Series, Inc.:	**BlackRock Funds^{SM}:**
BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares
BlackRock Mid Cap Dividend Series, Inc.:	**BlackRock Mid Cap Value Opportunities Series, Inc.:**
BlackRock Mid Cap Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Janus Aspen Series:	**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Institutional Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Henderson Global Research Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares
Janus Henderson Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Oppenheimer Funds:	**Oppenheimer Capital Appreciation Fund:**
Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Funds:	**Oppenheimer Developing Markets Fund:**
Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class A

Current Name	Former Name
Oppenheimer Funds (continued):	**Oppenheimer Developing Markets Fund:**
Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Funds:	**Oppenheimer Gold & Special Minerals Fund:**
Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer Integrity Funds:	**Oppenheimer International Bond Fund:**
Oppenheimer International Bond Fund - Class A	Oppenheimer International Bond Fund - Class A
Oppenheimer Integrity Funds:	**Oppenheimer International Growth Fund:**
Oppenheimer International Growth Fund - Class Y	Oppenheimer International Growth Fund - Class Y
Oppenheimer Integrity Funds:	**Oppenheimer International Small Company Fund:**
Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Oppenheimer Main Street Fund®:	**Oppenheimer Variable Account Funds:**
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2017, the following Divisions were closed to contract owners:

Delaware Group Adviser Funds:	**Voya Investors Trust:**
Delaware Diversified Income Fund - Class A	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class
Pioneer Variable Contracts Trust:	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Pioneer Emerging Markets VCT Portfolio - Class I	

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners.

Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.19% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Relative Value Fund - Class A	$ 30	$ 26
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	81	163
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	4,101	579
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	79	5
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	961	853
Invesco Small Cap Growth Fund - Class A	24	5
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	269	248
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	4	1
Invesco Global Health Care Fund - Investor Class	31	120
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	168	35
AIM Sector Funds:		
Invesco American Value Fund - Class R5	302	240
Invesco Energy Fund - Class R5	84	3
Invesco Small Cap Value Fund - Class A	54	237
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	7,416	6,504
Invesco V.I. Core Equity Fund - Series I Shares	2,748	4,738
Alger Funds II:		
Alger Responsible Investing Fund - Class A	2,416	833
Alger Funds:		
Alger Capital Appreciation Fund - Class A	92	599
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	95	30
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	—
AllianzGI NFJ Small-Cap Value Fund - Class A	167	298
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	8,499	5,468
Amana Income Fund - Investor Class	7,587	9,427
American Balanced Fund, Inc.:		
American Balanced Fund® - Class R-3	580	2,388
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	168	75
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	14,455	7,057
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	1,619	1,177

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors:		
Fundamental Investors^{SM} - Class R-3	$ 374	$ 1,045
Fundamental Investors^{SM} - Class R-4	19,792	5,423
American Mutual Fund:		
American Mutual Fund® - Class R-4	3,011	300
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	6,188	11,578
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	94	84
Ariel Fund - Investor Class	1,877	3,076
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,218	2,400
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	301	766
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	2,428	291
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	8,493	2,983
BlackRock Mid Cap Dividend Series, Inc.:		
BlackRock Mid Cap Dividend Fund - Institutional Shares	136	39
BlackRock Mid Cap Dividend Fund - Investor A Shares	5,270	4,358
Bond Fund of America:		
Bond Fund of America^{SM} - Class R-4	1,955	1,740
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	2,846	7,055
Capital Income Builder:		
Capital Income Builder® - Class R-4	1,926	743
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	164	385
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	2,762	2,635
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A	25	3
Columbia^{SM} Acorn® Fund - Class Z	2	—
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	2,326	1,458
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	101	43
Davis Series Inc.:		
Davis Financial Fund - Class Y	22	29
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	243	4,503
Delaware Group Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	2,989	311
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	3,100	2,063
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	23	11

	Purchases	Sales
	(Dollars in thousands)	
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	$ 349	$ 206
Emerging Markets Core Equity Portfolio - Institutional Class	787	83
U.S. Targeted Value Portfolio - Institutional Class	4,951	877
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	36	115
Dodge & Cox Stock Fund	40	212
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	247	322
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	—	—
EuroPacific Growth Fund:		
EuroPacific Growth Fund® - Class R-3	563	2,321
EuroPacific Growth Fund® - Class R-4	32,812	17,601
Federated International Leaders Fund:		
Federated International Leaders Fund - Institutional Shares	—	—
Fidelity Contrafund:		
Fidelity Advisor® New Insights Fund - Class I	738	166
Fidelity Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	14,022	29,509
Fidelity® VIP Growth Portfolio - Initial Class	37,911	22,680
Fidelity® VIP High Income Portfolio - Initial Class	1,401	4,174
Fidelity® VIP Overseas Portfolio - Initial Class	3,536	3,323
Fidelity Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	85,156	116,257
Fidelity® VIP Index 500 Portfolio - Initial Class	24,754	9,722
Fidelity Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	—	4
Fidelity Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	3,044	6,213
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	325	262
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	104	54
Franklin Natural Resources Fund - Advisor Class	10	14
Franklin Small-Mid Cap Growth Fund - Class A	61	18
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	12,088	17,157
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	59	17
Growth Fund of America:		
Growth Fund of America® - Class R-3	1,546	3,689
Growth Fund of America® - Class R-4	38,933	27,343
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
The Hartford International Opportunities Fund - Class R4	1,351	229
Income Fund of America:		
Income Fund of America® - Class R-3	256	324

	Purchases	Sales
	(Dollars in thousands)	
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	$ 7,511	$ 1,454
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	6	4
Janus Henderson Enterprise Portfolio - Institutional Shares	33	18
Janus Henderson Flexible Bond Portfolio - Institutional Shares	1	—
Janus Henderson Global Research Portfolio - Institutional Shares	2	2
Janus Henderson Research Portfolio - Institutional Shares	4	2
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	617	214
JPMorgan Government Bond Fund - Select Class	712	999
Lazard Funds, Inc.:		
Lazard International Equity Portfolio - Open Shares	576	45
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	221	98
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	94	10
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	3,091	3,265
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	170	908
Loomis Sayles Value Fund - Class Y	16	11
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	14	130
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	3	3
Lord Abbett Short Duration Income Fund - Class R4	3,998	2,574
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	91	90
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	170	369
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	43	58
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	9,774	19,790
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	9	50
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	6,767	904
Metropolitan West Total Return Bond Fund - Class M	5,488	2,357
MFS Series Trust l:		
MFS® New Discovery Fund - Class R3	51	2
MFS Series Trust X:		
MFS® International Value Fund - Class R3	306	70
Neuberger Berman Equity Funds:		
Neuberger Berman Genesis Fund - Trust Class	126	487
Neuberger Berman Socially Responsive Fund - Institutional Class	1,092	173

	Purchases	Sales
	(Dollars in thousands)	
Neuberger Berman Equity Funds (continued):		
Neuberger Berman Socially Responsive Fund - Trust Class	$ 2,012	$ 1,861
New Perspective Fund:		
New Perspective Fund® - Class R-3	395	458
New Perspective Fund® - Class R-4	33,322	10,407
New World Fund, Inc.:		
New World Fund® - Class R-4	606	40
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	613	569
Oppenheimer Funds:		
Oppenheimer Capital Appreciation Fund - Class A	7	7
Oppenheimer Developing Markets Fund - Class A	21,107	17,952
Oppenheimer Developing Markets Fund - Class Y	6,070	2,821
Oppenheimer Gold & Special Minerals Fund - Class A	14	5
Oppenheimer Integrity Funds:		
Oppenheimer International Bond Fund - Class A	39	50
Oppenheimer International Growth Fund - Class Y	198	57
Oppenheimer International Small-Mid Company Fund - Class Y	202	87
Oppenheimer Main Street Fund:		
Oppenheimer Main Street Fund® - Class A	660	53
Oppenheimer Main Street Fund®/VA	2	8
Oppenheimer Main Street Small Cap Fund®/VA	4,047	4,199
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	2	2
Oppenheimer Global Fund/VA	3	5
Oppenheimer Global Strategic Income Fund/VA	2	—
Parnassus Income Funds:		
Parnassus Core Equity Fund^{SM} - Investor Shares	6,099	2,571
Pax World Funds Series Trust I:		
Pax Balanced Fund - Individual Investor Class	5,620	4,310
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	645	729
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	5,514	23,064
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	2,463	2,821
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	743	1,149
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	125	648
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	3,649	13,113
Pioneer Equity Income VCT Portfolio - Class I	—	—
Pioneer High Yield VCT Portfolio - Class I	3,755	3,653
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	38	18
RiverSource Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	2,439	1,429
Columbia Diversified Equity Income Fund - Class R4	11	130

	Purchases	Sales
	(Dollars in thousands)	
Royce Fund:		
Royce Total Return Fund - K Class	$ —	$ —
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	1,939	1,742
SmallCap World Fund, Inc.:		
SMALLCAP World Fund® - Class R-4	6,346	1,892
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	9,205	715
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	150	323
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	118	32
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	1,539	1,482
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	38	129
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	3,486	2,602
Templeton Global Bond Fund - Class A	10,762	11,933
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	71	31
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	—
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	4,406	554
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	5,339	7,263
Vanguard Variable Insurance Fund:		
Diversified Value Portfolio	17	1
Equity Income Portfolio	27	59
Small Company Growth Portfolio	7	—
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	258	53
Victory Sycamore Established Value Fund - Class A	1,682	125
Victory Sycamore Small Company Opportunity Fund - Class R	14	1
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	9,837	36,240
Voya Equity Trust:		
Voya Large Cap Value Fund - Class A	87	17
Voya Real Estate Fund - Class A	269	243
Voya Large-Cap Growth Fund - Class A	44	3
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	677	47
Voya GNMA Income Fund - Class A	625	797
Voya Intermediate Bond Fund - Class A	187	126
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	33,732	48,334
Voya Intermediate Bond Portfolio - Class S	153	199

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	$ 729	$ 4,049
Voya High Yield Portfolio - Adviser Class	3	3
Voya High Yield Portfolio - Institutional Class	13,112	4,554
Voya High Yield Portfolio - Service Class	4,778	4,367
Voya Large Cap Growth Portfolio - Adviser Class	12	13
Voya Large Cap Growth Portfolio - Institutional Class	54,741	37,141
Voya Large Cap Growth Portfolio - Service Class	3,727	420
Voya Large Cap Value Portfolio - Adviser Class	—	2
Voya Large Cap Value Portfolio - Institutional Class	11,079	37,725
Voya Large Cap Value Portfolio - Service Class	243	389
Voya Limited Maturity Bond Portfolio - Adviser Class	1	—
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,305	2,959
Voya Multi-Manager Large Cap Core Portfolio - Service Class	68	73
Voya U.S. Stock Index Portfolio - Institutional Class	9,668	3,590
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	2	19
VY® Clarion Global Real Estate Portfolio - Adviser Class	2	36
VY® Clarion Global Real Estate Portfolio - Institutional Class	6,081	14,572
VY® Clarion Real Estate Portfolio - Adviser Class	2	52
VY® Clarion Real Estate Portfolio - Institutional Class	158	516
VY® Clarion Real Estate Portfolio - Service Class	1,820	11,606
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	7,818	34,377
VY® FMR® Diversified Mid Cap Portfolio - Service Class	11,979	56,368
VY® Invesco Growth and Income Portfolio - Institutional Class	9,060	4,330
VY® Invesco Growth and Income Portfolio - Service Class	6,826	3,746
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	21	179
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,170	12,522
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	6,159	3,171
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	15	—
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	6,562	3,424
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,180	2,638
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	6	28
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	28	37
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	45,248	18,571
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	97,755	42,477
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	138	362
VY® T. Rowe Price Equity Income Portfolio - Service Class	14,809	15,492
VY® T. Rowe Price International Stock Portfolio - Adviser Class	2	16
VY® T. Rowe Price International Stock Portfolio - Service Class	1,811	1,645
VY® Templeton Global Growth Portfolio - Institutional Class	109	228
VY® Templeton Global Growth Portfolio - Service Class	1,032	1,016
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	54,434	64,076
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	28	136
Voya Multi-Manager International Small Cap Fund - Class A	51	54
Voya Multi-Manager International Small Cap Fund - Class I	1,597	206

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	$ 37	$ 76
Voya Global Bond Portfolio - Initial Class	4,936	9,700
Voya Global Bond Portfolio - Service Class	77	261
Voya Index Solution 2025 Portfolio - Initial Class	3,546	1,579
Voya Index Solution 2025 Portfolio - Service Class	1,973	409
Voya Index Solution 2025 Portfolio - Service 2 Class	993	1,441
Voya Index Solution 2035 Portfolio - Initial Class	3,695	1,749
Voya Index Solution 2035 Portfolio - Service Class	1,947	481
Voya Index Solution 2035 Portfolio - Service 2 Class	675	1,263
Voya Index Solution 2045 Portfolio - Initial Class	3,762	1,074
Voya Index Solution 2045 Portfolio - Service Class	1,176	128
Voya Index Solution 2045 Portfolio - Service 2 Class	863	1,117
Voya Index Solution 2055 Portfolio - Initial Class	1,671	381
Voya Index Solution 2055 Portfolio - Service Class	969	148
Voya Index Solution 2055 Portfolio - Service 2 Class	445	145
Voya Index Solution Income Portfolio - Initial Class	917	303
Voya Index Solution Income Portfolio - Service Class	113	79
Voya Index Solution Income Portfolio - Service 2 Class	237	211
Voya Solution 2025 Portfolio - Adviser Class	24	3
Voya Solution 2025 Portfolio - Initial Class	6,743	1,130
Voya Solution 2025 Portfolio - Service Class	16,853	19,883
Voya Solution 2025 Portfolio - Service 2 Class	1,647	5,076
Voya Solution 2035 Portfolio - Adviser Class	18	2
Voya Solution 2035 Portfolio - Initial Class	3,871	738
Voya Solution 2035 Portfolio - Service Class	17,390	16,797
Voya Solution 2035 Portfolio - Service 2 Class	1,739	4,488
Voya Solution 2045 Portfolio - Adviser Class	10	18
Voya Solution 2045 Portfolio - Initial Class	4,252	917
Voya Solution 2045 Portfolio - Service Class	14,188	11,912
Voya Solution 2045 Portfolio - Service 2 Class	1,322	4,612
Voya Solution 2055 Portfolio - Initial Class	1,260	542
Voya Solution 2055 Portfolio - Service Class	6,513	3,159
Voya Solution 2055 Portfolio - Service 2 Class	623	901
Voya Solution Balanced Portfolio - Service Class	1,367	375
Voya Solution Income Portfolio - Adviser Class	21	256
Voya Solution Income Portfolio - Initial Class	3,118	1,450
Voya Solution Income Portfolio - Service Class	4,018	15,528
Voya Solution Income Portfolio - Service 2 Class	612	1,813
Voya Solution Moderately Conservative Portfolio - Service Class	1,554	1,100
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	4	10
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	8,366	3,996
VY® American Century Small-Mid Cap Value Portfolio - Service Class	11,158	9,570
VY® Baron Growth Portfolio - Adviser Class	65	29
VY® Baron Growth Portfolio - Service Class	19,133	29,633
VY® Columbia Contrarian Core Portfolio - Service Class	1,750	2,713
VY® Columbia Small Cap Value II Portfolio - Adviser Class	7	9
VY® Columbia Small Cap Value II Portfolio - Service Class	1,211	1,690
VY® Invesco Comstock Portfolio - Adviser Class	15	51

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® Invesco Comstock Portfolio - Service Class	$ 4,151	$ 9,672
VY® Invesco Equity and Income Portfolio - Adviser Class	58	179
VY® Invesco Equity and Income Portfolio - Initial Class	19,492	31,875
VY® Invesco Equity and Income Portfolio - Service Class	215	352
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	45	48
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	18,037	2,420
VY® JPMorgan Mid Cap Value Portfolio - Service Class	9,421	8,375
VY® Oppenheimer Global Portfolio - Adviser Class	24	70
VY® Oppenheimer Global Portfolio - Initial Class	12,937	48,105
VY® Oppenheimer Global Portfolio - Service Class	252	91
VY® Pioneer High Yield Portfolio - Initial Class	8,909	3,993
VY® Pioneer High Yield Portfolio - Service Class	80	535
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	43	75
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	45,318	40,177
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	267	124
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	452	136
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	67,114	31,809
VY® T. Rowe Price Growth Equity Portfolio - Service Class	820	1,080
VY® Templeton Foreign Equity Portfolio - Adviser Class	15	42
VY® Templeton Foreign Equity Portfolio - Initial Class	3,704	9,530
VY® Templeton Foreign Equity Portfolio - Service Class	15	111
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	2,649	954
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	3,671	8,320
Voya Strategic Allocation Growth Portfolio - Class I	3,508	11,002
Voya Strategic Allocation Moderate Portfolio - Class I	5,452	10,803
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	187	112
Voya Growth and Income Portfolio - Class I	161,994	143,278
Voya Growth and Income Portfolio - Class S	79	77
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	3,486	18,206
Voya Global Equity Portfolio - Class S	760	1,418
Voya Index Plus LargeCap Portfolio - Class I	21,385	42,216
Voya Index Plus LargeCap Portfolio - Class S	27	167
Voya Index Plus MidCap Portfolio - Class I	34,799	57,903
Voya Index Plus MidCap Portfolio - Class S	11	233
Voya Index Plus SmallCap Portfolio - Class I	22,375	31,310
Voya Index Plus SmallCap Portfolio - Class S	17	101
Voya International Index Portfolio - Class I	9,001	4,446
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	14,081	5,432
Voya Russell™ Large Cap Growth Index Portfolio - Class S	141	196
Voya Russell™ Large Cap Index Portfolio - Class I	18,712	9,071
Voya Russell™ Large Cap Index Portfolio - Class S	15	52
Voya Russell™ Large Cap Value Index Portfolio - Class I	261	144
Voya Russell™ Large Cap Value Index Portfolio - Class S	4,237	3,177

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	$ 2,546	$ 2,174
Voya Russell™ Mid Cap Index Portfolio - Class I	49,725	6,665
Voya Russell™ Small Cap Index Portfolio - Class I	27,323	5,388
Voya Small Company Portfolio - Class I	26,732	17,630
Voya Small Company Portfolio - Class S	69	316
Voya U.S. Bond Index Portfolio - Class I	4,780	5,301
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	103,407	12,899
Voya MidCap Opportunities Portfolio - Class S	126	261
Voya SmallCap Opportunities Portfolio - Class I	12,287	6,521
Voya SmallCap Opportunities Portfolio - Class S	15	17
Wanger Advisors Trust:		
Wanger International	3,134	9,887
Wanger Select	10,631	6,628
Wanger USA	15,897	6,597
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	438	496
Washington Mutual Investors Fund[SM] - Class R-4	31,561	10,801
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	49	52
Wells Fargo Small Company Growth Fund - Administrator Class	864	531
Wells Fargo Special Small Cap Value Fund - Class A	9,052	12,121

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Growth and Income Fund, Inc.:						
AB Relative Value Fund - Class A	8,929	9,680	(751)	577	1,001	(424)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	1,373	7,297	(5,924)	11,028	5,212	5,816
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	401,044	68,503	332,541	575,390	40,021	535,369
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	16,360	9,834	6,526	4,200	1,342	2,858
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	165,589	181,404	(15,815)	49,441	59,557	(10,116)
Invesco Small Cap Growth Fund - Class A	3,612	3,220	392	523	942	(419)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	21,763	19,139	2,624	15,745	6,992	8,753
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	1,013	978	35	465	532	(67)
Invesco Global Health Care Fund - Investor Class	2,639	4,250	(1,611)	504	1,072	(568)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	31,227	20,055	11,172	13,732	4,077	9,655
AIM Sector Funds:						
Invesco American Value Fund - Class R5	23,231	24,568	(1,337)	34,282	55,245	(20,963)
Invesco Energy Fund - Class R5	32,808	18,650	14,158	6,100	1,687	4,413
Invesco Small Cap Value Fund - Class A	14,193	20,637	(6,444)	5,843	7,194	(1,351)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	14,312,005	14,321,443	(9,438)	107,740	189,861	(82,121)
Invesco V.I. Core Equity Fund - Series I Shares	1,873,818	2,097,450	(223,632)	421,015	627,952	(206,937)
Alger Funds II:						
Alger Responsible Investing Fund - Class A	221,818	186,713	35,105	38,546	43,136	(4,590)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	27,190	45,773	(18,583)	7,850	41,435	(33,585)

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	13,501	13,694	(193)	463	67	396
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	408	408	—	—	1,670	(1,670)
AllianzGI NFJ Small-Cap Value Fund - Class A	19,840	26,560	(6,720)	6,918	10,475	(3,557)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	1,922,544	1,979,033	(56,489)	280,853	423,645	(142,792)
Amana Income Fund - Investor Class	3,026,912	3,280,698	(253,786)	568,626	693,878	(125,252)
American Balanced Fund, Inc.:						
American Balanced Fund® - Class R-3	210,527	296,617	(86,090)	81,982	135,508	(53,526)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	15,145	9,373	5,772	7,557	2,405	5,152
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	2,881,063	2,157,923	723,140	690,410	761,166	(70,756)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	49,153	69,084	(19,931)	81,453	134,618	(53,165)
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	134,583	172,167	(37,584)	30,588	33,649	(3,061)
Fundamental Investors[SM] - Class R-4	6,384,534	5,982,682	401,852	1,098,205	835,829	262,376
American Mutual Fund:						
American Mutual Fund® - Class R-4	650,194	536,719	113,475	80,642	22,709	57,933
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	1,620,035	2,007,695	(387,660)	361,538	522,299	(160,761)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	22,933	24,815	(1,882)	3,357	7,918	(4,561)
Ariel Fund - Investor Class	580,691	662,681	(81,990)	137,828	238,007	(100,179)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	1,263,946	1,368,337	(104,391)	192,842	399,989	(207,147)
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	61,119	88,049	(26,930)	45,435	50,551	(5,116)
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	328,339	152,999	175,340	123,771	16,428	107,343
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	2,609,624	2,152,093	457,531	815,132	736,175	78,957

	Year ended December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
BlackRock Mid Cap Dividend Series, Inc.:						
BlackRock Mid Cap Dividend Fund - Institutional Shares	22,320	17,049	5,271	5,355	501	4,854
BlackRock Mid Cap Dividend Fund - Investor A Shares	403,297	473,918	(70,621)	190,166	186,174	3,992
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	1,048,188	1,040,421	7,767	286,169	297,646	(11,477)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	1,287,247	1,465,938	(178,691)	272,614	340,326	(67,712)
Capital Income Builder:						
Capital Income Builder® - Class R-4	541,397	442,640	98,757	318,458	62,885	255,573
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	44,832	56,580	(11,748)	20,346	27,035	(6,689)
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	734,315	769,179	(34,864)	318,184	271,416	46,768
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	3,513	3,113	400	1,312	1,745	(433)
Columbia^{SM} Acorn® Fund - Class Z	219	143	76	81	480	(399)
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	644,444	685,480	(41,036)	98,316	154,563	(56,247)
Columbia Mid Cap Value Fund - Class Z	114	114	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	14,504	14,527	(23)	1,515	3,781	(2,266)
Davis Series Inc.:						
Davis Financial Fund - Class Y	4,645	5,260	(615)	4,244	260	3,984
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	21,660	428,912	(407,252)	50,624	86,790	(36,166)
Delaware Group Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	278,864	40,216	238,648	355,518	20,187	335,331
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	419,719	358,056	61,663	142,888	51,206	91,682
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	3,575	2,645	930	909	2,085	(1,176)

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	33,069	20,987	12,082	53,516	5,690	47,826
Emerging Markets Core Equity Portfolio - Institutional Class	69,694	9,313	60,381	59,980	4,570	55,410
U.S. Targeted Value Portfolio - Institutional Class	378,682	86,903	291,779	554,315	38,138	516,177
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	14,131	18,781	(4,650)	9,084	20,785	(11,701)
Dodge & Cox Stock Fund	10,313	17,284	(6,971)	3,668	7,741	(4,073)
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	28,663	34,468	(5,805)	4,031	8,181	(4,150)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	75	75	—	293	4,584	(4,291)
EuroPacific Growth Fund:						
EuroPacific Growth Fund® - Class R-3	274,255	355,952	(81,697)	99,759	155,738	(55,979)
EuroPacific Growth Fund® - Class R-4	13,090,885	12,925,932	164,953	1,872,348	2,486,129	(613,781)
Federated International Leaders Fund:						
Federated International Leaders Fund - Institutional Shares	22	—	22	—	—	—
Fidelity Contrafund:						
Fidelity Advisor® New Insights Fund - Class I	119,859	87,042	32,817	45,879	26,194	19,685
Fidelity Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	9,163,602	9,795,182	(631,580)	2,490,423	3,286,986	(796,563)
Fidelity® VIP Growth Portfolio - Initial Class	24,084,291	24,191,217	(106,926)	1,551,193	2,351,576	(800,383)
Fidelity® VIP High Income Portfolio - Initial Class	127,010	314,303	(187,293)	154,264	187,684	(33,420)
Fidelity® VIP Overseas Portfolio - Initial Class	1,260,528	1,250,596	9,932	196,591	353,216	(156,625)
Fidelity Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	21,145,938	23,238,840	(2,092,902)	7,074,074	9,411,938	(2,337,864)
Fidelity® VIP Index 500 Portfolio - Initial Class	640,513	399,423	241,090	522,169	448,119	74,050
Fidelity Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	169	401	(232)	232	—	232
Fidelity Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	34,044	204,012	(169,968)	63,749	134,157	(70,408)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	98,614	98,591	23	20,991	26,752	(5,761)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	27,401	23,729	3,672	9,601	10,730	(1,129)
Franklin Natural Resources Fund - Advisor Class	5,984	6,551	(567)	8,869	4,935	3,934
Franklin Small-Mid Cap Growth Fund - Class A	22,077	21,258	819	5,187	6,820	(1,633)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	3,236,347	3,631,635	(395,288)	1,288,610	1,423,183	(134,573)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	7,780	5,021	2,759	553	80	473
Growth Fund of America:						
Growth Fund of America® - Class R-3	561,729	666,825	(105,096)	185,355	294,959	(109,604)
Growth Fund of America® - Class R-4	13,430,309	13,900,242	(469,933)	1,402,556	2,601,751	(1,199,195)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	7	7	—	—	—	—
The Hartford Dividend And Growth Fund - Class R4	315	296	19	20	42	(22)
The Hartford International Opportunities Fund - Class R4	190,727	99,945	90,782	16,471	1,308	15,163
Income Fund of America:						
Income Fund of America® - Class R-3	89,875	94,775	(4,900)	47,565	92,015	(44,450)
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	1,125,152	697,442	427,710	262,765	151,709	111,056
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	2,630	2,598	32	46	227	(181)
Janus Henderson Enterprise Portfolio - Institutional Shares	4,356	4,338	18	216	1,123	(907)
Janus Henderson Flexible Bond Portfolio - Institutional Shares	565	513	52	—	851	(851)
Janus Henderson Global Research Portfolio - Institutional Shares	2,125	2,110	15	95	1,038	(943)
Janus Henderson Research Portfolio - Institutional Shares	1,877	1,814	63	48	1,364	(1,316)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	102,306	70,487	31,819	38,993	2,263	36,730
JPMorgan Government Bond Fund - Select Class	68,242	97,758	(29,516)	43,993	46,564	(2,571)
Lazard Funds, Inc.:						
Lazard International Equity Portfolio - Open Shares	88,948	40,774	48,174	40,409	11,704	28,705

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	64,087	56,179	7,908	8,818	2,766	6,052
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	50,363	46,261	4,102	42,254	382	41,872
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	778,885	857,571	(78,686)	95,650	109,887	(14,237)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	17,507	91,790	(74,283)	49,985	53,796	(3,811)
Loomis Sayles Value Fund - Class Y	3,502	3,336	166	1,473	237	1,236
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	8,399	13,343	(4,944)	2,665	5,991	(3,326)
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	4,511	4,548	(37)	3,480	5,136	(1,656)
Lord Abbett Short Duration Income Fund - Class R4	794,199	663,413	130,786	289,325	33,130	256,195
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	37,544	38,311	(767)	3,445	7,878	(4,433)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	32,294	42,416	(10,122)	16,428	21,397	(4,969)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	15,538	17,053	(1,515)	7,223	13,203	(5,980)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	2,624,908	3,345,309	(720,401)	976,569	1,328,436	(351,867)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	75	75	—	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	4,378	6,182	(1,804)	1,326	2,599	(1,273)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	643,703	104,997	538,706	758,786	85,411	673,375
Metropolitan West Total Return Bond Fund - Class M	2,346,036	2,070,113	275,923	787,947	605,736	182,211
MFS Series Trust l:						
MFS® New Discovery Fund - Class R3	10,049	6,843	3,206	834	—	834

	Year ended December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
MFS Series Trust X:						
MFS® International Value Fund - Class R3	49,497	30,480	19,017	20,023	895	19,128
Neuberger Berman Equity Funds:						
Neuberger Berman Genesis Fund - Trust Class	35,895	53,923	(18,028)	5,214	3,120	2,094
Neuberger Berman Socially Responsive Fund - Institutional Class	78,854	15,780	63,074	93,855	10,930	82,925
Neuberger Berman Socially Responsive Fund - Trust Class	784,456	807,793	(23,337)	111,998	142,149	(30,151)
New Perspective Fund:						
New Perspective Fund® - Class R-3	86,269	92,400	(6,131)	31,297	46,316	(15,019)
New Perspective Fund® - Class R-4	6,909,511	5,803,888	1,105,623	1,213,499	1,063,810	149,689
New World Fund, Inc.:						
New World Fund® - Class R-4	140,337	90,059	50,278	16,909	2,170	14,739
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	57,765	61,984	(4,219)	148,532	76,142	72,390
Oppenheimer Funds:						
Oppenheimer Capital Appreciation Fund - Class A	3,827	4,148	(321)	433	1,472	(1,039)
Oppenheimer Developing Markets Fund - Class A	3,743,495	2,741,679	1,001,816	429,045	634,450	(205,405)
Oppenheimer Developing Markets Fund - Class Y	4,299,834	4,038,745	261,089	529,383	596,697	(67,314)
Oppenheimer Gold & Special Minerals Fund - Class A	9,559	8,431	1,128	2,001	1,614	387
Oppenheimer Integrity Funds:						
Oppenheimer International Bond Fund - Class A	15,628	17,292	(1,664)	10,286	883	9,403
Oppenheimer International Growth Fund - Class Y	39,455	25,832	13,623	17,959	1,963	15,996
Oppenheimer International Small-Mid Company Fund - Class Y	57,020	49,287	7,733	21,352	2,746	18,606
Oppenheimer Main Street Fund:						
Oppenheimer Main Street Fund® - Class A	52,262	4,594	47,668	19,700	3,148	16,552
Oppenheimer Main Street Fund®/VA	41,935	42,368	(433)	47,087	47,568	(481)
Oppenheimer Main Street Small Cap Fund®/VA	1,042,970	1,107,184	(64,214)	213300	298108	-84808
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	10,935	11,049	(114)	11,881	12,005	(124)
Oppenheimer Global Fund/VA	6,161	6,226	(65)	32	360	(328)
Oppenheimer Global Strategic Income Fund/VA	3,938	3,938	—	6	545	(539)
Parnassus Income Funds:						
Parnassus Core Equity Fund^{SM} - Investor Shares	485,485	378,817	106,668	306,576	200,670	105,906

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pax World Funds Series Trust I:						
Pax Balanced Fund - Individual Investor Class	1,747,650	1,879,638	(131,988)	222,729	471,915	(249,186)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	304,193	335,100	(30,907)	343,211	184,654	158,557
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	5,554,438	6,859,876	(1,305,438)	859,617	1,358,086	(498,469)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	125,601	178,928	(53,327)	216,437	94,060	122,377
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	124,605	147,232	(22,627)	27,150	66,966	(39,816)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	44,501	83,934	(39,433)	13,081	33,553	(20,472)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	1,864,117	2,972,151	(1,108,034)	351,769	462,014	(110,245)
Pioneer Equity Income VCT Portfolio - Class I	8	8	—	1,731	4,363	(2,632)
Pioneer High Yield VCT Portfolio - Class I	1,077,628	1,112,387	(34,759)	170,159	259,646	(89,487)
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	10,846	9,391	1,455	3,431	527	2,904
RiverSource Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	755,772	734,470	21,302	69,985	157,312	(87,327)
Columbia Diversified Equity Income Fund - Class R4	7,660	14,386	(6,726)	733	979	(246)
Royce Fund:						
Royce Total Return Fund - K Class	139	126	13	134	120	14
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	582,840	585,032	(2,192)	413,938	72,542	341,396
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	1,591,724	1,256,399	335,325	238,881	253,863	(14,982)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	543,270	83,397	459,873	847,082	75,173	771,909
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	50,090	57,540	(7,450)	12,371	8,801	3,570

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	22,260	19,433	2,827	3,398	2,263	1,135
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	681,891	685,879	(3,988)	632,847	284,768	348,079
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	37,267	42,247	(4,980)	13,998	16,500	(2,502)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	2,746,252	2,744,708	1,544	295,018	902,902	(607,884)
Templeton Global Bond Fund - Class A	6,549,145	6,623,471	(74,326)	676,302	1,558,300	(881,998)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	7,239	4,154	3,085	1,165	6	1,159
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	192	205	(13)	27	3,634	(3,607)
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	312,572	63,084	249,488	416,934	21,957	394,977
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	4,709,398	5,205,893	(496,495)	4,438,309	3,403,302	1,035,007
Vanguard Variable Insurance Fund:						
Diversified Value Portfolio	4,743	4,559	184	241	1,411	(1,170)
Equity Income Portfolio	7,458	8,964	(1,506)	7,789	10,500	(2,711)
Small Company Growth Portfolio	1,501	1,345	156	159	1	158
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	38,088	23,344	14,744	7,117	2,250	4,867
Victory Sycamore Established Value Fund - Class A	137,269	15,405	121,864	158,008	14,250	143,758
Victory Sycamore Small Company Opportunity Fund - Class R	3,649	3,256	393	344	233	111
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	10,175,837	11,029,989	(854,152)	6,529,102	7,336,697	(807,595)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	13,138	9,087	4,051	3,007	5,815	(2,808)
Voya Real Estate Fund - Class A	36,892	41,004	(4,112)	4,809	24,641	(19,832)
Voya Large-Cap Growth Fund - Class A	16,899	15,794	1,105	1,437	1	1,436

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	64,977	4,335	60,642	15,967	1,700	14,267
Voya GNMA Income Fund - Class A	305,392	316,624	(11,232)	101,423	102,430	(1,007)
Voya Intermediate Bond Fund - Class A	80,308	78,017	2,291	41,510	86,545	(45,035)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	45,977,599	47,209,399	(1,231,800)	25,943,029	26,998,382	(1,055,353)
Voya Intermediate Bond Portfolio - Class S	4,874	12,653	(7,779)	8,371	17,727	(9,356)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	241,772	547,022	(305,250)	472,849	199,592	273,257
Voya High Yield Portfolio - Adviser Class	34	200	(166)	—	—	—
Voya High Yield Portfolio - Institutional Class	2,685,458	2,297,290	388,168	406,461	394,009	12,452
Voya High Yield Portfolio - Service Class	1,355,493	1,397,432	(41,939)	292,134	328,804	(36,670)
Voya Large Cap Growth Portfolio - Adviser Class	65	570	(505)	224	2,690	(2,466)
Voya Large Cap Growth Portfolio - Institutional Class	21,972,507	22,713,257	(740,750)	3,321,328	4,725,728	(1,404,400)
Voya Large Cap Growth Portfolio - Service Class	646,156	545,707	100,449	99,657	68,502	31,155
Voya Large Cap Value Portfolio - Adviser Class	6	188	(182)	4	221	(217)
Voya Large Cap Value Portfolio - Institutional Class	20,383,416	22,412,366	(2,028,950)	4,656,907	7,276,610	(2,619,703)
Voya Large Cap Value Portfolio - Service Class	95,451	106,449	(10,998)	39,470	53,436	(13,966)
Voya Limited Maturity Bond Portfolio - Adviser Class	86	—	86	3,535	6,224	(2,689)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	743,614	872,540	(128,926)	200,214	329,297	(129,083)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	30,422	32,097	(1,675)	3,343	5,380	(2,037)
Voya U.S. Stock Index Portfolio - Institutional Class	790,828	548,231	242,597	356,459	170,231	186,228
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	205	1,817	(1,612)	1,830	988	842
VY® Clarion Global Real Estate Portfolio - Adviser Class	20	2,621	(2,601)	2,877	396	2,481
VY® Clarion Global Real Estate Portfolio - Institutional Class	4,150,370	4,908,758	(758,388)	859,995	1,141,003	(281,008)
VY® Clarion Real Estate Portfolio - Adviser Class	—	3,180	(3,180)	3,180	—	3,180
VY® Clarion Real Estate Portfolio - Institutional Class	2,583,879	2,604,592	(20,713)	1,661,313	1,673,423	(12,110)
VY® Clarion Real Estate Portfolio - Service Class	3,306,085	3,882,790	(576,705)	638,103	817,356	(179,253)
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	94,989	1,933,282	(1,838,293)	248,337	548,924	(300,587)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	598,284	2,693,298	(2,095,014)	235,171	444,391	(209,220)
VY® Invesco Growth and Income Portfolio - Institutional Class	2,026,507	1,885,225	141,282	262,741	248,398	14,343
VY® Invesco Growth and Income Portfolio - Service Class	1,687,128	1,639,203	47,925	241,705	338,182	(96,477)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	752	8,101	(7,349)	2,908	1,978	930
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	209,399	663,174	(453,775)	231,576	223,729	7,847
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	1,319,753	1,192,028	127,725	297,253	282,563	14,690
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	665	4	661	37	1,186	(1,149)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	2,369,423	2,325,065	44,358	355,212	242,083	113,129
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	1,316,678	1,244,351	72,327	259,395	239,053	20,342
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	81	1,469	(1,388)	1,201	—	1,201
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	—	1,881	(1,881)	6,840	7,450	(610)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	19,279,743	18,722,477	557,266	2,728,997	1,018,185	1,710,812
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	34,911,145	33,516,092	1,395,053	6,380,354	4,331,418	2,048,936
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,078	17,070	(15,992)	3,788	14,244	(10,456)
VY® T. Rowe Price Equity Income Portfolio - Service Class	5,591,101	5,947,268	(356,167)	2,289,551	2,512,782	(223,231)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	91	1,318	(1,227)	379	662	(283)
VY® T. Rowe Price International Stock Portfolio - Service Class	569,933	562,599	7,334	68,671	100,530	(31,859)
VY® Templeton Global Growth Portfolio - Institutional Class	40,710	46,428	(5,718)	16,949	21,634	(4,685)
VY® Templeton Global Growth Portfolio - Service Class	485,948	486,858	(910)	51,466	111,081	(59,615)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	19,999,995	20,476,082	(476,087)	16,126,511	15,707,086	419,425
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	7,845	13,116	(5,271)	1,058	1,203	(145)
Voya Multi-Manager International Small Cap Fund - Class A	15,157	15,450	(293)	4,278	5,247	(969)
Voya Multi-Manager International Small Cap Fund - Class I	190,571	79,986	110,585	22,992	20,249	2,743
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	1,666	4,481	(2,815)	3,627	3,472	155
Voya Global Bond Portfolio - Initial Class	5,920,540	6,347,295	(426,755)	2,525,196	2,964,835	(439,639)
Voya Global Bond Portfolio - Service Class	59,848	74,475	(14,627)	30,279	44,632	(14,353)
Voya Index Solution 2025 Portfolio - Initial Class	585,488	501,377	84,111	127,301	35,965	91,336
Voya Index Solution 2025 Portfolio - Service Class	287,219	214,541	72,678	65,721	61,038	4,683
Voya Index Solution 2025 Portfolio - Service 2 Class	332,264	363,714	(31,450)	239,766	214,561	25,205
Voya Index Solution 2035 Portfolio - Initial Class	490,932	419,708	71,224	113,667	30,160	83,507
Voya Index Solution 2035 Portfolio - Service Class	334,448	276,172	58,276	57,021	50,693	6,328

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc.(continued):						
Voya Index Solution 2035 Portfolio - Service 2 Class	192,638	228,558	(35,920)	122,248	114,147	8,101
Voya Index Solution 2045 Portfolio - Initial Class	431,161	335,562	95,599	132,652	13,079	119,573
Voya Index Solution 2045 Portfolio - Service Class	165,222	123,991	41,231	40,786	21,323	19,463
Voya Index Solution 2045 Portfolio - Service 2 Class	202,018	220,860	(18,842)	130,727	103,217	27,510
Voya Index Solution 2055 Portfolio - Initial Class	263,648	200,652	62,996	57,606	15,216	42,390
Voya Index Solution 2055 Portfolio - Service Class	130,045	89,446	40,599	28,114	14,473	13,641
Voya Index Solution 2055 Portfolio - Service 2 Class	98,461	84,212	14,249	29,654	14,672	14,982
Voya Index Solution Income Portfolio - Initial Class	142,735	109,445	33,290	47,921	24,184	23,737
Voya Index Solution Income Portfolio - Service Class	69,290	68,297	993	25,483	56,086	(30,603)
Voya Index Solution Income Portfolio - Service 2 Class	115,828	114,927	901	79,057	93,779	(14,722)
Voya Solution 2025 Portfolio - Adviser Class	216	186	30	564	2,250	(1,686)
Voya Solution 2025 Portfolio - Initial Class	735,742	221,790	513,952	73,143	68,095	5,048
Voya Solution 2025 Portfolio - Service Class	8,580,705	9,102,091	(521,386)	1,401,930	1,570,295	(168,365)
Voya Solution 2025 Portfolio - Service 2 Class	881,871	1,099,892	(218,021)	265,569	427,113	(161,544)
Voya Solution 2035 Portfolio - Adviser Class	73	—	73	13,394	712	12,682
Voya Solution 2035 Portfolio - Initial Class	484,463	214,043	270,420	65,226	121,845	(56,619)
Voya Solution 2035 Portfolio - Service Class	8,228,992	8,472,120	(243,128)	1,307,656	1,256,342	51,314
Voya Solution 2035 Portfolio - Service 2 Class	1,041,089	1,208,160	(167,071)	287,204	283,777	3,427
Voya Solution 2045 Portfolio - Adviser Class	40	580	(540)	20	1	19
Voya Solution 2045 Portfolio - Initial Class	506,408	211,284	295,124	57,939	38,933	19,006
Voya Solution 2045 Portfolio - Service Class	5,889,907	5,970,694	(80,787)	1,055,162	846,831	208,331
Voya Solution 2045 Portfolio - Service 2 Class	623,878	795,685	(171,807)	208,761	209,275	(514)
Voya Solution 2055 Portfolio - Initial Class	128,903	69,549	59,354	35,558	47,788	(12,230)
Voya Solution 2055 Portfolio - Service Class	1,362,507	1,209,641	152,866	399,601	192,722	206,879
Voya Solution 2055 Portfolio - Service 2 Class	159,117	173,959	(14,842)	64,006	51,708	12,298
Voya Solution Balanced Portfolio - Service Class	498,913	437,253	61,660	78,521	84,853	(6,332)
Voya Solution Income Portfolio - Adviser Class	—	16,041	(16,041)	4,765	4,477	288
Voya Solution Income Portfolio - Initial Class	820,601	676,651	143,950	98,614	113,787	(15,173)
Voya Solution Income Portfolio - Service Class	3,505,652	4,329,875	(824,223)	524,926	1,228,194	(703,268)
Voya Solution Income Portfolio - Service 2 Class	542,089	630,513	(88,424)	218,190	335,269	(117,079)
Voya Solution Moderately Conservative Portfolio - Service Class	632,079	604,323	27,756	96,891	75,142	21,749
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	25	362	(337)	703	1,481	(778)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | | Year ended December 31 | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	1,872,909	1,758,465	114,444	475,365	116,105	359,260
VY® American Century Small-Mid Cap Value Portfolio - Service Class	3,822,518	3,854,720	(32,202)	2,502,206	2,312,686	189,520
VY® Baron Growth Portfolio - Adviser Class	886	1,204	(318)	560	2,284	(1,724)
VY® Baron Growth Portfolio - Service Class	5,987,318	6,996,800	(1,009,482)	1,299,486	2,139,010	(839,524)
VY® Columbia Contrarian Core Portfolio - Service Class	487,739	540,019	(52,280)	364,216	429,879	(65,663)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	426	(426)	—	9,686	(9,686)
VY® Columbia Small Cap Value II Portfolio - Service Class	407,665	445,835	(38,170)	97,251	108,300	(11,049)
VY® Invesco Comstock Portfolio - Adviser Class	555	2,237	(1,682)	782	5,608	(4,826)
VY® Invesco Comstock Portfolio - Service Class	2,663,433	2,901,782	(238,349)	1,028,537	1,419,522	(390,985)
VY® Invesco Equity and Income Portfolio - Adviser Class	19	8,423	(8,404)	55	8,657	(8,602)
VY® Invesco Equity and Income Portfolio - Initial Class	11,458,137	12,859,458	(1,401,321)	7,001,447	8,760,348	(1,758,901)
VY® Invesco Equity and Income Portfolio - Service Class	174,835	192,306	(17,471)	15,153	10,074	5,079
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	356	1,706	(1,350)	2,231	2,216	15
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	954,397	164,125	790,272	103,407	84,100	19,307
VY® JPMorgan Mid Cap Value Portfolio - Service Class	2,674,107	2,819,484	(145,377)	998,167	1,065,427	(67,260)
VY® Oppenheimer Global Portfolio - Adviser Class	698	2,876	(2,178)	775	9,616	(8,841)
VY® Oppenheimer Global Portfolio - Initial Class	19,495,737	21,278,566	(1,782,829)	4,041,707	6,305,438	(2,263,731)
VY® Oppenheimer Global Portfolio - Service Class	64,663	58,653	6,010	5,819	7,812	(1,993)
VY® Pioneer High Yield Portfolio - Initial Class	3,289,029	3,120,237	168,792	1,083,827	1,299,798	(215,971)
VY® Pioneer High Yield Portfolio - Service Class	35,523	57,682	(22,159)	35,680	35,888	(208)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	307	2,496	(2,189)	157	3,793	(3,636)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	12,434,802	13,371,869	(937,067)	2,597,795	3,812,428	(1,214,633)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	59,487	56,675	2,812	16,093	16,441	(348)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	10,333	4,496	5,837	13,974	27,965	(13,991)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	19,354,569	19,458,696	(104,127)	3,400,818	3,883,955	(483,137)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	146,571	167,823	(21,252)	31,768	59,438	(27,670)
VY® Templeton Foreign Equity Portfolio - Adviser Class	590	3,295	(2,705)	835	13,683	(12,848)
VY® Templeton Foreign Equity Portfolio - Initial Class	9,083,840	9,707,886	(624,046)	2,627,021	3,454,656	(827,635)
VY® Templeton Foreign Equity Portfolio - Service Class	4,523	11,888	(7,365)	5,104	10,074	(4,970)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	650,964	512,612	138,352	313,748	136,605	177,143

260

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,739,178	1,949,308	(210,130)	1,035,362	1,210,130	(174,768)
Voya Strategic Allocation Growth Portfolio - Class I	2,925,875	3,261,295	(335,420)	969,092	1,177,509	(208,417)
Voya Strategic Allocation Moderate Portfolio - Class I	3,291,335	3,559,495	(268,160)	1,057,932	1,252,224	(194,292)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	356	5,651	(5,295)	779	14,126	(13,347)
Voya Growth and Income Portfolio - Class I	32,973,585	35,866,051	(2,892,466)	9,421,459	12,823,825	(3,402,366)
Voya Growth and Income Portfolio - Class S	16,160	17,728	(1,568)	6,598	5,985	613
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	8,823,171	10,291,410	(1,468,239)	2,993,960	4,338,574	(1,344,614)
Voya Global Equity Portfolio - Class S	122,865	192,988	(70,123)	130,411	251,952	(121,541)
Voya Index Plus LargeCap Portfolio - Class I	29,026,729	29,888,110	(861,381)	4,245,445	4,926,064	(680,619)
Voya Index Plus LargeCap Portfolio - Class S	1,175	8,148	(6,973)	1,185	1,754	(569)
Voya Index Plus MidCap Portfolio - Class I	12,337,673	13,400,105	(1,062,432)	2,071,512	2,458,795	(387,283)
Voya Index Plus MidCap Portfolio - Class S	8	9,895	(9,887)	1,763	4,910	(3,147)
Voya Index Plus SmallCap Portfolio - Class I	11,914,613	12,576,781	(662,168)	2,906,551	3,086,136	(179,585)
Voya Index Plus SmallCap Portfolio - Class S	23	4,607	(4,584)	1,308	4,778	(3,470)
Voya International Index Portfolio - Class I	4,195,210	3,817,971	377,239	1,305,247	1,285,432	19,815
Voya International Index Portfolio - Class S	94	21	73	14	3	11
Voya Russell™ Large Cap Growth Index Portfolio - Class I	10,616,872	10,334,269	282,603	1,162,517	712,991	449,526
Voya Russell™ Large Cap Growth Index Portfolio - Class S	43,693	45,589	(1,896)	11,765	14,043	(2,278)
Voya Russell™ Large Cap Index Portfolio - Class I	7,264,610	6,824,466	440,144	2,302,302	860,567	1,441,735
Voya Russell™ Large Cap Index Portfolio - Class S	155,297	156,666	(1,369)	367,455	368,485	(1,030)
Voya Russell™ Large Cap Value Index Portfolio - Class I	9,904	5,297	4,607	6,328	6,875	(547)
Voya Russell™ Large Cap Value Index Portfolio - Class S	848,441	808,167	40,274	260,963	152,490	108,473
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	589,492	575,658	13,834	154,460	115,874	38,586
Voya Russell™ Mid Cap Index Portfolio - Class I	9,311,229	6,581,476	2,729,753	1,637,650	655,275	982,375
Voya Russell™ Small Cap Index Portfolio - Class I	4,288,308	2,782,762	1,505,546	691,110	426,349	264,761
Voya Small Company Portfolio - Class I	10,116,433	10,242,744	(126,311)	2,538,968	2,587,047	(48,079)
Voya Small Company Portfolio - Class S	598	10,926	(10,328)	888	391	497
Voya U.S. Bond Index Portfolio - Class I	1,587,504	1,647,823	(60,319)	669,259	458,111	211,148

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	9,753,311	7,095,170	2,658,141	854,291	950,748	(96,457)
Voya MidCap Opportunities Portfolio - Class S	41,471	49,801	(8,330)	9,596	20,273	(10,677)
Voya SmallCap Opportunities Portfolio - Class I	2,862,258	2,691,924	170,334	749,727	671,142	78,585
Voya SmallCap Opportunities Portfolio - Class S	308	546	(238)	92	1,525	(1,433)
Wanger Advisors Trust:						
Wanger International	3,397,213	3,923,124	(525,911)	516,159	689,761	(173,602)
Wanger Select	2,410,241	2,575,521	(165,280)	196,961	561,497	(364,536)
Wanger USA	2,800,081	2,856,231	(56,150)	324,315	471,608	(147,293)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	130,867	141,495	(10,628)	53,975	78,606	(24,631)
Washington Mutual Investors Fund[SM] - Class R-4	6,536,531	5,972,514	564,017	1,448,790	967,322	481,468
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	7,360	9,471	(2,111)	3,005	1,401	1,604
Wells Fargo Small Company Growth Fund - Administrator Class	115,156	87,545	27,611	21,119	2,337	18,782
Wells Fargo Special Small Cap Value Fund - Class A	1,255,383	1,443,352	(187,969)	255,474	434,329	(178,855)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Relative Value Fund - Class A													
2017		8	$24.03	to	$24.37	$191	0.81%	0.80%	to	0.90%	17.68%	to	17.79%
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
AB VPS Growth and Income Portfolio - Class A													
2017		25	$24.91	to	$25.25	$622	1.26%	1.15%	to	1.25%	17.49%	to	17.55%
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
Aberdeen International Equity Fund - Institutional Class													
2017		1,117		$11.10		$12,399	1.56%		—			26.28%	
2016		784		$8.79		$6,893	2.63%		—			6.55%	
2015	07/14/2015	249		$8.25		$2,052	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Floating Rate Fund - Class R5													
2017		14	$10.73	to	$11.16	$156	4.09%	0.30%	to	1.40%	2.88%	to	4.01%
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	07/29/2014	3	$9.90	to	$9.92	$32	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2017		171	$21.05	to	$26.80	$3,949	0.14%	0.15%	to	1.70%	13.12%	to	14.86%
2016		187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	—	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	—	0.15%	to	1.70%	27.06%	to	28.99%
Invesco Small Cap Growth Fund - Class A													
2017		3		$32.42		$102	—		1.00%			23.68%	
2016		3		$26.22		$72	—		1.00%			10.21%	
2015		3		$23.79		$75	—		1.00%			-2.82%	
2014		4		$24.48		$90	—		1.00%			6.57%	
2013		2		$22.97		$38	—		1.00%			38.54%	
Invesco International Growth Fund - Class R5													
2017		50	$11.32	to	$13.98	$686	2.17%	0.75%	to	0.95%		21.99%	
2016		48		$11.46		$547	1.69%		0.85%			-1.38%	
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
Invesco Endeavor Fund - Class A													
2017		1	$23.84	to	$24.80	$15	—	0.45%	to	0.95%	16.55%	to	16.93%
2016		1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
2015		1	$16.77	to	$17.63	$11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	—	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	—	0.45%	to	1.40%	26.22%	to	27.44%
Invesco Global Health Care Fund - Investor Class													
2017		2	$64.67	to	$71.91	$109	—	0.65%	to	1.50%	13.73%	to	14.72%
2016		3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
2015		4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	—	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2017		37	$10.78	to	$11.22	$405	5.31%	0.30%	to	1.40%	5.17%	to	6.35%
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	08/06/2014	4	$9.71	to	$9.77	$35	(b)	0.40%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco American Value Fund - Class R5													
2017		62	$12.10	to	$12.30	$761	1.02%	0.95%	to	1.40%	8.33%	to	8.75%
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	06/16/2014	21	$10.83	to	$10.86	$231	(b)	0.95%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Energy Fund - Class R5													
2017		20	$5.89	to	$6.13	$122	4.30%	0.30%	to	1.40%	-9.10%	to	-8.51%
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	08/27/2014	—	$7.51	to	$7.53	—	(b)	1.05%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Small Cap Value Fund - Class A													
2017		4	$32.23	to	$36.53	$152	—	0.20%	to	1.65%	16.35%	to	17.46%
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	—	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	—	0.20%	to	1.75%	41.72%	to	43.25%
Invesco V.I. American Franchise Fund - Series I Shares													
2017		560	$18.86	to	$75.39	$28,558	0.09%	0.00%	to	1.50%	25.44%	to	27.33%
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2017		1,909	$14.10	to	$25.77	$33,267	1.02%	0.00%	to	1.95%	11.03%	to	13.17%
2016		2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
Alger Responsible Investing Fund - Class A													
2017		206	$16.43	to	$29.29	$5,544	—	0.00%	to	1.50%	25.51%	to	27.40%
2016		171	$13.07	to	$22.99	$3,644	—	0.00%	to	1.50%	0.49%	to	2.00%
2015		176	$12.99	to	$22.54	$3,708	—	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	—	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	—	0.00%	to	1.50%	32.75%	to	34.72%
Alger Capital Appreciation Fund - Class A													
2017		4	$27.35	to	$28.56	$103	—	0.60%	to	1.15%	30.19%	to	30.41%
2016		22	$20.51	to	$21.90	$481	—	0.60%	to	1.55%	-1.20%	to	-0.37%
2015		56	$20.76	to	$22.48	$1,225	—	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	—	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	—	0.25%	to	1.10%	34.20%	to	34.60%
AllianzGI NFJ Dividend Value Fund - Class A													
2017		13	$25.87	to	$26.55	$331	1.88%	0.70%	to	1.00%	14.57%	to	14.89%
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2017		—		$16.83		$7	2.04%		0.80%			20.39%	
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2017		12	$29.07	to	$32.95	$385	0.41%	0.55%	to	1.45%	8.35%	to	9.07%
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
Amana Growth Fund - Investor Class													
2017		1,942	$20.74	to	$29.64	$46,559	0.49%	0.00%	to	1.70%	26.82%	to	29.03%
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
Amana Income Fund - Investor Class													
2017		3,299	$20.01	to	$27.18	$75,988	0.55%	0.00%	to	1.50%	19.88%	to	21.66%
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
American Balanced Fund® - Class R-3													
2017		126	$20.59	to	$25.54	$2,956	1.39%	0.00%	to	1.55%	13.32%	to	15.05%
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
American Beacon Small Cap Value Fund - Investor Class													
2017		23	$10.79	to	$13.55	$303	0.27%	0.55%	to	1.25%	7.05%	to	7.46%
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(b)	0.95%	to	1.00%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2017		2,734	$10.15	to	$13.51	$31,930	2.53%	0.00%	to	1.90%	1.15%	to	3.05%
2016		2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
American Century Investments® Income & Growth Fund - A Class													
2017		517	$21.14	to	$70.25	$11,002	2.15%	0.65%	to	1.20%	18.83%	to	19.51%
2016		537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
Fundamental Investors[SM] - Class R-3													
2017		52	$18.43	to	$21.40	$1,037	1.12%	0.00%	to	1.55%	21.09%	to	22.68%
2016		89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
Fundamental Investors[SM] - Class R-4													
2017		5,519	$19.06	to	$22.03	$111,597	1.49%	0.00%	to	1.50%	21.48%	to	23.28%
2016		5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
American Mutual Fund® - Class R-4													
2017		364	$20.25	to	$22.36	$7,946	2.01%	0.00%	to	1.40%	15.91%	to	17.62%
2016		251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AMG Managers Fairpointe Mid Cap Fund - Class N													
2017		1,477	$22.53	to	$25.27	$34,886	—	0.00%	to	1.50%	9.85%	to	11.52%
2016		1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
2015		2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
2014		2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
2013		1,924	$14.21	to	$18.57	$33,435	—	0.00%	to	1.50%	42.35%	to	44.51%
Ariel Appreciation Fund - Investor Class													
2017		19	$23.40	to	$28.04	$529	0.82%	0.60%	to	1.90%	12.93%	to	14.40%
2016		21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
2015		26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
2014		30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
2013		35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
Ariel Fund - Investor Class													
2017		432	$22.81	to	$38.75	$11,013	0.67%	0.00%	to	1.90%	13.71%	to	15.90%
2016		514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
2015		614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
2014		590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
2013		571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
Artisan International Fund - Investor Shares													
2017		1,026	$11.78	to	$21.22	$13,001	0.73%	0.00%	to	1.50%	29.03%	to	30.99%
2016		1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
2015		1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
2014		1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
2013		885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
BlackRock Equity Dividend Fund - Investor A Shares													
2017		37	$22.49	to	$25.43	$920	1.21%	0.10%	to	1.65%	14.56%	to	16.33%
2016		64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
2015		69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
2014		92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
2013		84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2017		300	$11.54	to	$12.44	$3,677	0.06%	0.05%	to	1.40%	23.42%	to	24.26%
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/07/2015	17	$10.07	to	$10.15	$171	(c)	0.10%	to	1.25%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2017		1,777	$11.42	to	$11.89	$20,564	—	0.00%	to	1.50%	22.93%	to	24.76%
2016		1,320	$9.29	to	$9.53	$12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	05/05/2015	1,241	$10.04	to	$10.14	$12,497	(c)	0.00%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Mid Cap Dividend Fund - Institutional Shares													
2017		17	$12.24	to	$12.74	$213	1.60%	0.30%	to	1.40%	7.36%	to	8.52%
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	08/05/2014	2	$10.24	to	$10.30	$21	(b)	0.40%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
BlackRock Mid Cap Dividend Fund - Investor A Shares													
2017		500	$27.66	to	$31.22	$14,540	1.15%	0.10%	to	1.50%	6.96%	to	8.44%
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
Bond Fund of America[SM] - Class R-4													
2017		857	$11.59	to	$13.39	$10,477	1.86%	0.00%	to	1.50%	1.67%	to	3.16%
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2017		1,449	$15.54	to	$51.61	$49,710	1.98%	0.00%	to	1.50%	10.34%	to	11.95%
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
Capital Income Builder® - Class R-4													
2017		390	$10.98	to	$11.43	$4,337	3.57%	0.00%	to	1.50%	12.38%	to	14.19%
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
2015	05/21/2015	35	$9.28	to	$9.34	$330	(c)	0.40%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Capital World Growth & Income Fund[SM] - Class R-3													
2017		27	$22.58	to	$25.16	$670	1.59%	0.00%	to	1.25%	22.72%	to	24.31%
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
Cohen & Steers Realty Shares, Inc.													
2017		551	$15.91	to	$17.58	$9,057	2.60%	0.00%	to	1.50%	5.50%	to	7.06%
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
Columbia[SM] Acorn® Fund - Class A													
2017		3	$23.55	to	$24.80	$63	—	0.80%	to	1.45%		23.94%	
2016		2	$19.46	to	$20.01	$43	—	0.80%	to	1.20%	9.06%	to	9.17%
2015		3	$18.11	to	$18.33	$47	—	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	—	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	—	0.80%	to	1.45%	28.67%	to	29.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2017		—	$21.02			$3	—	0.80%			24.23%		
2016		—	$16.92			$1	(f)	0.80%			(f)		
2015		—	$14.93			$7	—	1.25%			-2.74%		
2014		4	$15.35			$58	—	1.25%			-0.45%		
2013		4	$15.42			$54	—	1.25%			29.25%		
Columbia Mid Cap Value Fund - Class A													
2017		472	$17.65	to	$20.40	$9,051	0.93%	0.05%	to	1.60%	11.50%	to	13.05%
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
Columbia Mid Cap Value Fund - Class Z													
2017		—	$19.54			$2	1.20%	0.80%			12.69%		
2016		—	$17.34			$2	0.98%	0.80%			13.33%		
2015		—	$15.30			$2	—	0.80%			-5.73%		
2014		—	$16.23			$2	—	0.80%			11.47%		
2013		—	$14.56			$2	—	0.80%			34.32%		
CRM Mid Cap Value Fund - Investor Shares													
2017		12	$26.41	to	$28.18	$351	1.24%	0.70%	to	1.45%	17.33%	to	18.25%
2016		13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
Davis Financial Fund - Class Y													
2017		3	$14.19	to	$15.51	$50	0.55%	0.30%	to	1.20%	18.24%	to	18.70%
2016		4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
2015		—	$10.57	to	$10.61	$1	—	0.75%	to	1.05%	0.86%	to	1.14%
2014	08/28/2014	—	$10.48			—	(b)	0.95%			(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Smid Cap Growth Fund - Institutional Class													
2017		714	$13.12			$9,364	—	—			35.40%		
2016		475	$9.69			$4,601	0.04%	—			-4.06%		
2015	07/14/2015	140	$10.10			$1,410	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Delaware Small Cap Value Fund - Class A													
2017		238	$16.32	to	$17.51	$4,020	0.48%	0.00%	to	1.50%	10.04%	to	11.40%
2016		176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	05/10/2013	9	$12.03	to	$12.11	$109	(a)	0.25%	to	1.25%		(a)	
Deutsche Small Cap Growth Fund - Class S													
2017		2	$13.56	to	$14.06	$31	—	0.40%	to	1.40%	19.37%	to	20.58%
2016		1	$11.36	to	$11.66	$15	—	0.40%	to	1.40%	7.37%	to	8.36%
2015		3	$10.58	to	$10.76	$27	—	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	08/15/2014	2	$10.98	to	$11.00	$24	(b)	1.05%	to	1.40%		(b)	
2013		(b)	(b)			(b)	(b)	(b)			(b)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2017		63	$10.58			$670	2.58%	—			3.22%		
2016		51	$10.25			$525	2.54%	—			4.70%		
2015	07/16/2015	3	$9.79			$34	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2017		138	$12.66			$1,752	2.38%	—			36.57%		
2016		78	$9.27			$723	2.23%	—			12.36%		
2015	07/06/2015	23	$8.25			$186	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
U.S. Targeted Value Portfolio - Institutional Class													
2017		1,075	$12.55			$13,492	1.25%	—			9.61%		
2016		783	$11.45			$8,970	1.14%	—			26.80%		
2015	07/14/2015	267	$9.03			$2,412	(c)	—			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
Dodge & Cox International Stock Fund													
2017		9	$15.65	to	$17.56	$154	1.68%	0.50%	to	1.95%	21.58%	to	23.31%
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
Dodge & Cox Stock Fund													
2017		6	$25.16	to	$26.90	$159	1.63%	1.00%	to	1.85%	16.48%	to	17.11%
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%		38.03%	
Deutsche Equity 500 Index Fund - Class S													
2017		24	$30.42			$737	1.83%	1.00%			20.19%		
2016		30	$25.31			$760	1.89%	1.00%			10.48%		
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
Eaton Vance Large-Cap Value Fund - Class R													
2017		—	$24.55	to	$25.63	$2	1.00%	0.20%	to	0.70%	13.71%	to	14.27%
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3													
2017		176	$22.50	to	$27.92	$4,540	0.56%	0.00%	to	1.55%	28.34%	to	30.35%
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
EuroPacific Growth Fund® - Class R-4													
2017		14,398	$11.88	to	$28.80	$348,913	0.95%	0.00%	to	1.50%	28.75%	to	30.77%
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
Federated International Leaders Fund - Institutional Shares													
2017	10/04/2017	—	$13.26			—	(e)	0.75%			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
Fidelity Advisor® New Insights Fund - Class I													
2017		125	$14.61	to	$28.11	$2,322	0.32%	0.40%	to	1.85%	26.04%	to	27.83%
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	—	0.40%	to	1.95%	30.13%	to	32.15%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2017		7,027	$15.98	to	$54.73	$276,235	1.67%	0.00%	to	1.95%	10.73%	to	12.89%
2016		7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
	2017	8,634	$19.28	to	$63.97	$345,776	0.22%	0.00%	to	1.75%	32.78%	to	35.13%
	2016	8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
	2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
	2014	10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
	2013	10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
Fidelity® VIP High Income Portfolio - Initial Class													
	2017	512	$17.04	to	$17.90	$8,724	4.74%	0.95%	to	1.50%	5.36%	to	5.70%
	2016	699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
	2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
	2014	812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
	2013	759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
Fidelity® VIP Overseas Portfolio - Initial Class													
	2017	1,508	$11.18	to	$31.90	$33,166	1.49%	0.00%	to	1.50%	28.35%	to	30.24%
	2016	1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%
	2015	1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
	2014	1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
	2013	1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
	2017	24,071	$18.33	to	$80.79	$1,337,984	1.00%	0.00%	to	1.95%	19.53%	to	21.89%
	2016	26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
	2015	28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
	2014	32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
	2013	34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
Fidelity® VIP Index 500 Portfolio - Initial Class													
	2017	4,314	$58.80	to	$59.34	$253,980	1.85%	0.75%	to	1.20%	20.27%	to	20.71%
	2016	4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
	2015	3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
	2014	3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
	2013	3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2017		—		$22.10		$4	0.54%		1.25%			19.27%	
2016		—	$18.52	to	$19.00	$8	0.70%	1.00%	to	1.25%		10.83%	
2015		—		$16.71		$3	(f)		1.25%			(f)	
2014		1,283		$22.96		$29,464	0.26%		—			6.30%	
2013		1,290		$21.60		$27,855	0.52%		—			36.19%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2017		482	$33.95	to	$33.97	$16,375	1.73%	0.95%	to	1.20%	12.75%	to	12.82%
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		-1.04%	
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
Franklin Mutual Global Discovery Fund - Class R													
2017		66	$15.65	to	$29.37	$1,799	2.01%	0.20%	to	1.55%	7.65%	to	9.06%
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
Franklin Biotechnology Discovery Fund - Advisor Class													
2017		24	$10.90	to	$14.45	$320	—	0.40%	to	1.40%	17.46%	to	18.63%
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
2014	09/10/2014	7	$10.88	to	$14.12	$97	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Franklin Natural Resources Fund - Advisor Class													
2017		4	$6.87	to	$7.08	$30	1.43%	0.55%	to	1.40%	-0.87%	to	-0.28%
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	08/27/2014	—	$7.30	to	$7.31	$3	(b)	1.15%	to	1.40%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2017		12	$24.62	to	$29.29	$335	—	0.20%	to	1.45%	19.81%	to	21.28%
2016		12	$20.55	to	$24.15	$260	—	0.20%	to	1.45%	2.80%	to	4.09%
2015		13	$19.99	to	$23.20	$287	—	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	—	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	—	0.20%	to	1.75%	36.60%	to	38.30%
Franklin Small Cap Value VIP Fund - Class 2													
2017		3,371	$20.20	to	$44.07	$126,589	0.50%	0.00%	to	1.75%	8.77%	to	10.66%
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
Goldman Sachs Growth Opportunities Fund - Class IR													
2017		4	$13.17	to	$13.66	$54	—	0.40%	to	1.40%	25.50%	to	26.60%
2016		1	$10.55	to	$10.79	$14	—	0.40%	to	1.25%	0.09%	to	1.03%
2015		1	$10.54	to	$10.68	$9	—	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	08/27/2014	—	$11.28	to	$11.29	$3	(b)	1.10%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Growth Fund of America® - Class R-3													
2017		418	$22.81	to	$32.74	$11,915	0.14%	0.00%	to	1.55%	23.78%	to	25.73%
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
Growth Fund of America® - Class R-4													
2017		15,034	$11.61	to	$34.06	$445,366	0.47%	0.00%	to	1.50%	24.22%	to	26.10%
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2017		—	$21.75			—	0.48%	0.65%			20.43%		
2016		—	$18.06			—	0.19%	0.65%			3.44%		
2015		—	$17.46			—	—	0.65%			0.69%		
2014		—	$17.34			—	—	0.65%			6.64%		
2013		—	$16.26			—	—	0.65%			40.78%		
The Hartford Dividend And Growth Fund - Class R4													
2017		—	$23.69			$7	1.35%	0.65%			16.99%		
2016		—	$20.25			$6	1.42%	0.65%			13.51%		
2015		—	$17.84			$5	—	0.65%			-2.14%		
2014		—	$18.23			$5	—	0.65%			11.64%		
2013		—	$16.33			$4	3.02%	0.65%			30.12%		
The Hartford International Opportunities Fund - Class R4													
2017		106	$12.64	to	$12.87	$1,350	2.17%	0.25%	to	1.50%	22.36%	to	23.82%
2016	06/16/2016	15	$10.33	to	$10.39	$157	(d)	0.40%	to	1.50%		(d)	
2015		(d)	(d)			(d)	(d)	(d)				(d)	
2014		(d)	(d)			(d)	(d)	(d)				(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
Income Fund of America® - Class R-3													
2017		56	$20.45	to	$24.67	$1,305	2.58%	0.20%	to	1.55%	11.20%	to	12.70%
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
Ivy Science and Technology Fund - Class Y													
2017		719	$13.53	to	$14.24	$9,902	—	0.05%	to	1.50%	30.85%	to	32.46%
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(b)	0.95%	to	1.15%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Balanced Portfolio - Institutional Shares													
2017		3	$40.21	to	$61.13	$151	1.63%	0.50%	to	1.40%	16.80%	to	17.86%
2016		3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
Janus Henderson Enterprise Portfolio - Institutional Shares													
2017		4	$47.53	to	$74.05	$301	0.63%	0.50%	to	1.25%	25.85%	to	26.79%
2016		4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
Janus Henderson Flexible Bond Portfolio - Institutional Shares													
2017		1	$24.71	to	$33.01	$16	2.95%	0.50%	to	1.25%	2.36%	to	3.11%
2016		—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
Janus Henderson Global Research Portfolio - Institutional Shares													
2017		2	$20.42	to	$38.32	$73	0.84%	0.50%	to	1.25%	25.43%	to	26.41%
2016		2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
Janus Henderson Research Portfolio - Institutional Shares													
2017		2	$19.13	to	$42.99	$68	0.41%	0.50%	to	1.25%	26.29%	to	27.25%
2016		2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%		-0.76%	
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014		3	$14.52	to	$35.95	$82	—	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Equity Income Fund - Select Class													
2017		92	$11.26	to	$14.47	$1,259	1.72%	0.30%	to	1.40%	15.93%	to	17.17%
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	08/11/2014	6	$11.00	to	$11.03	$68	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
JPMorgan Government Bond Fund - Select Class													
2017		64	$10.04	to	$10.25	$653	2.90%	0.75%	to	0.95%		1.49%	
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
Lazard International Equity Portfolio - Open Shares													
2017		77	$11.55	to	$11.86	$902	1.56%	0.30%	to	1.25%	21.04%	to	22.14%
2016	05/25/2016	29	$9.65	to	$9.77	$278	(d)	0.30%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
ClearBridge Aggressive Growth Fund - Class I													
2017		48	$12.37	to	$12.90	$601	0.52%	0.05%	to	1.25%	13.28%	to	14.29%
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	08/15/2014	9	$11.02	to	$11.10	$96	(b)	0.10%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
LKCM Aquinas Catholic Equity Fund													
2017		46	$12.33	to	$12.39	$569	0.28%	0.90%	to	1.25%	19.36%	to	19.71%
2016	07/29/2016	42	$10.33	to	$10.35	$433	(d)	0.90%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2017		648	$21.68	to	$25.05	$14,804	—	0.00%	to	1.50%	8.13%	to	9.77%
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2017		43	$9.88	to	$9.89	$429	1.63%	0.95%	to	1.20%		-0.10%	
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	05/19/2014	37	$9.99	to	$10.01	$373	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Loomis Sayles Value Fund - Class Y													
2017		2	$12.75	to	$13.03	$30	1.89%	0.65%	to	1.25%	13.33%	to	14.00%
2016		2	$11.25	to	$11.43	$25	2.70%	0.65%	to	1.25%	10.19%	to	10.86%
2015		1	$10.21	to	$10.31	$10	—	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	09/29/2014	—		$10.81		—	(b)		0.95%			(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Lord Abbett Developing Growth Fund - Class A													
2017		4	$26.30	to	$29.26	$115	—	0.20%	to	1.55%	27.91%	to	29.66%
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	$277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	—	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	—	0.20%	to	1.60%	54.74%	to	56.86%
Lord Abbett Core Fixed Income Fund - Class A													
2017		2	$11.16	to	$11.38	$24	2.37%	1.20%	to	1.45%	1.73%	to	2.06%
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Short Duration Income Fund - Class R4													
2017		387	$10.16	to	$10.37	$3,967	3.76%	0.25%	to	1.50%	0.99%	to	2.27%
2016	05/09/2016	256	$10.06	to	$10.14	$2,586	(d)	0.25%	to	1.50%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Mid Cap Stock Fund - Class A													
2017		36	$21.47	to	$28.34	$936	0.90%	0.20%	to	1.75%	5.19%	to	6.82%
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
Lord Abbett Small Cap Value Fund - Class A													
2017		30	$29.49	to	$34.13	$981	—	0.55%	to	1.60%	4.65%	to	5.73%
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	—	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	—	0.55%	to	1.60%	31.57%	to	32.92%
Lord Abbett Fundamental Equity Fund - Class A													
2017		9	$21.64	to	$22.87	$200	1.18%	0.80%	to	1.50%	11.82%	to	12.05%
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2017		3,241	$16.03	to	$30.66	$83,700	0.56%	0.10%	to	1.50%	5.25%	to	6.73%
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MainStay Large Cap Growth Fund - Class R3													
2017		—		$28.04		$2	—		—		31.71%		
2016		—		$21.29		$2	—		—		-2.92%		
2015		—		$21.93		$2	—		—		5.58%		
2014		—		$20.77		$2	—		—		9.89%		
2013		34		$18.90		$637	—		—		35.97%		
Massachusetts Investors Growth Stock Fund - Class A													
2017		3	$25.19	to	$28.35	$73	0.72%	0.75%	to	1.60%	26.65%	to	27.70%
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
Metropolitan West Total Return Bond Fund - Class I													
2017		1,580		$10.48		$16,550	2.15%		—		3.46%		
2016		1,041		$10.13		$10,546	1.90%		—		2.53%		
2015	07/14/2015	368		$9.88		$3,636	(c)		—		(c)		
2014		(c)		(c)		(c)	(c)	(c)			(c)		
2013		(c)		(c)		(c)	(c)	(c)			(c)		
Metropolitan West Total Return Bond Fund - Class M													
2017		2,014	$10.19	to	$10.92	$21,142	1.88%	0.00%	to	1.50%	1.59%	to	3.02%
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	05/15/2013	358	$9.71	to	$9.77	$3,490	(a)	0.30%	to	1.25%		(a)	
MFS® New Discovery Fund - Class R3													
2017		8	$13.53	to	$13.83	$107	—	0.80%	to	1.40%	24.43%	to	24.82%
2016		5	$10.93	to	$11.02	$50	—	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	—	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	08/13/2014	—	$10.55	to	$10.57	$1	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)	(b)			(b)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS® International Value Fund - Class R3													
2017		47	$13.13	to	$13.67	$621	1.92%	0.30%	to	1.40%	25.05%	to	25.59%
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	08/15/2014	1	$9.77	to	$9.78	$13	(b)	0.95%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Neuberger Berman Genesis Fund - Trust Class													
2017		13	$22.18	to	$24.51	$315	0.08%	0.35%	to	1.70%	13.57%	to	15.07%
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	—	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
Neuberger Berman Socially Responsive Fund - Institutional Class													
2017		184		$13.32		$2,449	0.99%		—			18.72%	
2016		121		$11.22		$1,355	1.25%		—			10.32%	
2015	07/15/2015	38		$10.17		$385	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2017		654	$19.04	to	$23.23	$13,921	0.45%	0.00%	to	1.60%	16.55%	to	18.40%
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
New Perspective Fund® - Class R-3													
2017		67	$27.14	to	$32.29	$2,010	0.12%	0.00%	to	1.25%	26.88%	to	28.44%
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New Perspective Fund® - Class R-4													
2017		6,826	$11.69	to	$34.25	$189,193	0.46%	0.00%	to	1.50%	26.88%	to	28.87%
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
New World Fund® - Class R-4													
2017		86	$11.75	to	$12.32	$1,038	1.51%	0.05%	to	1.40%	30.78%	to	31.88%
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	08/13/2014	3	$9.46	to	$9.53	$27	(b)	0.10%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Nuveen Global Infrastructure Fund - Class I													
2017		175	$12.14	to	$12.23	$2,125	2.67%	0.95%	to	1.20%	18.21%	to	18.39%
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	05/15/2014	115	$10.45	to	$10.46	$1,197	(b)	1.00%	to	1.20%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Oppenheimer Capital Appreciation Fund - Class A													
2017		3	$20.32	to	$21.33	$74	0.01%	0.85%	to	1.20%	25.05%	to	25.47%
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	—	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	—	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	—	0.60%	to	1.20%	27.79%	to	28.50%
Oppenheimer Developing Markets Fund - Class A													
2017		4,354	$12.01	to	$109.12	$268,701	0.34%	0.00%	to	1.75%	32.45%	to	34.81%
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2017		3,726	$13.20	to	$14.11	$51,340	0.67%	0.00%	to	1.25%	33.47%	to	35.15%
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
Oppenheimer Gold & Special Minerals Fund - Class A													
2017		8	$6.12	to	$6.92	$52	3.12%	0.20%	to	1.75%	15.04%	to	16.89%
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	—	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	—	0.20%	to	1.75%	-48.60%	to	-47.88%
Oppenheimer International Bond Fund - Class A													
2017		13	$11.82	to	$12.59	$160	3.79%	0.45%	to	1.25%	9.44%	to	10.34%
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
Oppenheimer International Growth Fund - Class Y													
2017		42	$11.19	to	$11.61	$474	1.12%	0.40%	to	1.40%	25.17%	to	26.47%
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	07/15/2014	1	$9.09	to	$9.11	$10	(b)	0.95%	to	1.20%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2017		41	$14.85	to	$15.31	$616	1.30%	0.55%	to	1.40%	36.36%	to	37.31%
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
2014	08/01/2014	1	$9.75	to	$9.77	$12	(b)	0.95%	to	1.40%		(b)	
2013		(b)	(b)			(b)	(b)	(b)				(b)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund® - Class A													
2017		64	$10.97	to	$12.72	$796	1.34%	0.75%	to	1.20%	15.34%	to	15.43%
2016	05/13/2016	17		$11.02		$182	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer Main Street Fund®/VA													
2017		4	$17.91	to	$20.67	$66	1.26%	1.25%	to	1.50%	15.18%	to	15.47%
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
Oppenheimer Main Street Small Cap Fund®/VA													
2017		1,058	$21.17	to	$32.83	$29,512	0.87%	0.00%	to	1.50%	12.45%	to	14.17%
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2017		2	$9.71	to	$19.78	$16	0.03%	1.25%	to	1.50%	26.93%	to	27.20%
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	—	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	—	1.25%	to	1.50%	33.78%	to	34.26%
Oppenheimer Global Fund/VA													
2017		6	$25.66	to	$50.83	$283	0.94%	0.50%	to	1.80%	34.21%	to	35.98%
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Global Strategic Income Fund/VA													
2017		4	$21.98	to	$25.23	$95	2.30%	0.55%	to	1.25%	4.97%	to	5.70%
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
Parnassus Core Equity Fund[SM] - Investor Shares													
2017		1,606	$11.12	to	$32.19	$31,131	1.35%	0.05%	to	1.40%	14.93%	to	16.23%
2016		1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
Pax Balanced Fund - Individual Investor Class													
2017		2,193	$14.14	to	$21.91	$40,220	0.60%	0.00%	to	1.50%	11.49%	to	13.17%
2016		2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2017		226	$6.10	to	$10.82	$1,406	7.39%	0.25%	to	1.50%	0.99%	to	2.24%
2016		257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	06/30/2014	2	$7.36	to	$7.38	$14	(b)	0.95%	to	1.25%		(b)	
2013		(b)	(b)			(b)	(b)	(b)			(b)		
PIMCO Real Return Portfolio - Administrative Class													
2017		5,193	$10.03	to	$17.74	$81,690	2.31%	0.00%	to	1.60%	2.02%	to	3.65%
2016		6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y													
2017		795	$11.15	to	$19.23	$15,188	1.68%	0.75%	to	0.95%	14.26%		
2016		848	$16.83			$14,268	2.10%	0.85%			18.44%		
2015		726	$14.21			$10,306	2.05%	0.85%			-0.28%		
2014		592	$14.25			$8,438	2.94%	0.95%			12.12%		
2013		358	$12.71			$4,551	2.90%	0.95%			28.00%		
Pioneer High Yield Fund - Class A													
2017		39	$17.73	to	$21.99	$799	5.56%	0.20%	to	1.75%	5.66%	to	7.27%
2016		62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
Pioneer Strategic Income Fund - Class A													
2017		34	$12.86	to	$14.53	$483	2.82%	0.20%	to	1.75%	3.38%	to	4.99%
2016		74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
Pioneer Equity Income VCT Portfolio - Class I													
2017		—	$28.77			—	1.70%	1.05%			14.26%		
2016		—	$25.18			—	5.57%	1.05%			18.55%		
2015		3	$21.24			$56	3.08%	1.05%			-0.56%		
2014	10/06/2014	—	$21.36			$9	(b)	1.05%			(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		
Pioneer High Yield VCT Portfolio - Class I													
2017		991	$16.70	to	$22.84	$20,189	4.55%	0.10%	to	1.50%	5.60%	to	7.13%
2016		1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%

290

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Prudential Jennison Utility Fund - Class Z													
2017		9	$11.00	to	$12.14	$105	2.14%	0.70%	to	1.40%	12.75%	to	13.25%
2016		8	$9.84	to	$10.72	$79	2.31%	0.80%	to	1.25%	14.49%	to	14.90%
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	08/14/2014	2	$9.91	to	$10.70	$23	(b)	0.95%	to	1.25%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Columbia Diversified Equity Income Fund - Class K													
2017		674	$16.65	to	$19.24	$11,957	1.17%	0.00%	to	1.50%	14.91%	to	16.61%
2016		652	$14.49	to	$16.50	$10,001	1.45%	0.00%	to	1.50%	13.11%	to	14.82%
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
Columbia Diversified Equity Income Fund - Class R4													
2017		—	$18.25	to	$18.52	$5	1.81%	0.35%	to	0.50%	16.24%	to	16.48%
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%		14.47%	
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	—	0.10%	to	0.60%		—	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
Royce Total Return Fund - K Class													
2017		—		$23.02		$3	0.36%		1.20%			11.91%	
2016		—		$20.56		$2	(f)		1.20%			(f)	
2015		—		$16.40		$2	—		1.40%			-8.84%	
2014		—		$17.99		$2	—		1.40%			-0.39%	
2013		—		$18.06		$2	—		1.40%			30.40%	
Ave Maria Rising Dividend Fund													
2017		387	$11.93	to	$12.33	$4,677	1.18%	0.25%	to	1.50%	15.15%	to	16.54%
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
2015	09/15/2015	48	$9.12	to	$9.20	$437	(c)	0.25%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2017		1,385	$11.60	to	$19.99	$23,121	—	0.00%	to	1.50%	25.00%	to	26.84%
2016		1,050	$13.84	to	$15.76	$15,154	0.37%	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	—	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	—	0.00%	to	1.50%	27.43%	to	29.40%
T. Rowe Price Institutional Large-Cap Growth Fund													
2017		1,590		$15.78		$25,083	0.29%		—			37.82%	
2016		1,130		$11.45		$12,935	0.35%		—			2.88%	
2015	07/14/2015	358		$11.13		$3,984	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2017		34	$29.62	to	$35.49	$1,113	0.49%	0.00%	to	1.30%	10.31%	to	10.67%
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
T. Rowe Price Value Fund - Advisor Class													
2017		18		$22.91		$418	1.06%		1.00%			17.49%	
2016		15		$19.50		$301	1.52%		1.00%			9.61%	
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
TCW Total Return Bond Fund - Class N													
2017		593	$9.97	to	$10.43	$6,006	2.58%	0.00%	to	1.50%	1.52%	to	3.06%
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	09/11/2015	249	$9.90	to	$10.00	$2,471	(c)	0.00%	to	1.50%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Foreign Fund - Class A													
2017		24	$12.79	to	$21.78	$495	1.35%	0.20%	to	1.65%	15.20%	to	16.85%
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
Templeton Global Bond Fund - Advisor Class													
2017		2,464	$11.30	to	$11.58	$27,852	3.58%	0.00%	to	0.45%	2.17%	to	2.66%
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
Templeton Global Bond Fund - Class A													
2017		5,561	$10.77	to	$37.93	$127,026	3.29%	0.00%	to	1.50%	0.85%	to	2.36%
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
Third Avenue Real Estate Value Fund - Institutional Class													
2017		6	$12.58	to	$12.83	$78	1.37%	0.70%	to	1.25%	20.73%	to	21.23%
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	08/27/2014	—	$10.49	to	$10.50	$4	(b)	0.95%	to	1.15%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Thornburg International Value Fund - Class R4													
2017		—		$15.43		$3	0.75%		1.15%			23.64%	
2016		—		$12.48		$3	0.29%		1.15%			-3.85%	
2015		4	$12.98	to	$13.41	$51	—	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	—	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	—	0.60%	to	1.35%		13.73%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Touchstone Value Fund - Institutional Class													
2017		804		$12.90		$10,377	2.02%		—			14.36%	
2016		555		$11.28		$6,257	3.02%		—			13.48%	
2015	07/14/2015	160		$9.94		$1,586	(c)		—			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2017		3,528	$3.66	to	$3.98	$13,321	—	0.25%	to	1.50%	7.96%	to	9.37%
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	—	0.00%	to	1.50%	-52.19%	to	-51.42%
Diversified Value Portfolio													
2017		5	$22.35	to	$25.80	$120	2.67%	0.95%	to	2.00%	10.92%	to	12.13%
2016		4	$20.15	to	$23.01	$103	2.98%	0.95%	to	2.00%	10.71%	to	11.86%
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
Equity Income Portfolio													
2017		6	$26.02	to	$29.43	$188	2.40%	1.10%	to	2.00%	15.90%	to	16.97%
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
Small Company Growth Portfolio													
2017		1	$28.14	to	$32.48	$46	0.45%	0.95%	to	2.00%	21.01%	to	22.29%
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
2015		1	$20.64	to	$23.33	$26	—	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	—	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	—	0.95%	to	2.00%	43.64%	to	45.18%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2017		24	$13.41	to	$14.06	$332	0.06%	0.05%	to	1.40%	10.83%	to	11.47%
2016		9	$12.10	to	$12.52	$115	0.36%	0.10%	to	1.40%	22.85%	to	24.21%
2015		5	$9.89	to	$10.08	$45	—	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	08/22/2014	1	$10.75	to	$10.81	$6	(b)	0.10%	to	0.95%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Victory Sycamore Established Value Fund - Class A													
2017		266	$11.07	to	$13.31	$3,525	0.68%	0.75%	to	1.20%		14.35%	
2016	05/19/2016	144		$11.64		$1,674	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2017		2	$26.44	to	$27.40	$53	0.32%	0.60%	to	1.05%		10.12%	
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	—	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	—	0.80%	to	1.25%	30.92%	to	31.05%
Voya Balanced Portfolio - Class I													
2017		7,043	$15.15	to	$60.77	$252,764	2.56%	0.00%	to	1.95%	12.48%	to	14.73%
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
Voya Large Cap Value Fund - Class A													
2017		8	$15.42	to	$16.00	$131	2.05%	0.45%	to	1.20%	11.98%	to	12.83%
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		—		$13.27		$7	—		0.50%			9.04%	
2013		—		$12.17		$6	(a)		0.50%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
2017		25	$26.28	to	$32.60	$755	2.88%	0.00%	to	1.55%	3.18%	to	4.79%
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
Voya Large-Cap Growth Fund - Class A													
2017		9		$27.68		$236	0.18%		0.90%			0.00%	
2016		7	$20.93	to	$21.34	$158	0.13%	1.00%	to	1.15%	2.30%	to	2.45%
2015		6	$20.46	to	$20.83	$124	—	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	—	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	—		1.15%			26.94%	
Voya Floating Rate Fund - Class A													
2017		75	$10.12	to	$10.61	$775	3.55%	0.75%	to	1.20%	1.24%	to	1.34%
2016	06/01/2016	14		$10.47		$149	(d)		1.20%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Voya GNMA Income Fund - Class A													
2017		228	$9.93	to	$18.36	$2,981	2.47%	0.25%	to	1.55%	-0.08%	to	1.27%
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
Voya Intermediate Bond Fund - Class A													
2017		50	$14.10	to	$17.49	$815	2.92%	0.00%	to	1.55%	2.92%	to	4.48%
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Portfolio - Class I													
2017		16,272	$14.03	to	$115.08	$455,985	3.34%	0.00%	to	1.95%	2.98%	to	5.04%
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
Voya Intermediate Bond Portfolio - Class S													
2017		170	$15.46			$2,627	3.16%	0.35%			4.39%		
2016		178	$14.81			$2,631	2.19%	0.35%			3.86%		
2015		187	$14.26			$2,668	4.66%	0.35%			-0.14%		
2014		69	$14.28			$981	3.04%	0.35%			6.17%		
2013		74	$13.45			$993	2.92%	0.35%			-0.74%		
Voya Global Perspectives® Portfolio - Class I													
2017		204	$10.93	to	$12.03	$2,388	1.65%	0.25%	to	1.50%	13.20%	to	14.68%
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(b)	0.25%	to	1.50%	(b)		
2013		(b)	(b)			(b)	(b)	(b)			(b)		
Voya High Yield Portfolio - Adviser Class													
2017		3	$13.81			$39	6.55%	0.35%			5.42%		
2016		3	$13.10			$39	7.07%	0.35%			13.81%		
2015		3	$11.51			$34	5.13%	0.35%			-2.70%		
2014		4	$11.83			$44	6.67%	0.35%			0.51%		
2013		4	$11.77			$46	6.19%	0.35%			4.81%		
Voya High Yield Portfolio - Institutional Class													
2017		2,630	$13.17	to	$20.29	$39,407	7.22%	0.00%	to	1.20%	5.29%	to	6.56%
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Service Class													
2017		1,042	$18.37	to	$23.09	$21,758	6.92%	0.00%	to	1.50%	4.63%	to	6.18%
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
Voya Large Cap Growth Portfolio - Adviser Class													
2017		6		$24.67		$143	0.07%		0.35%			28.56%	
2016		6		$19.19		$121	—		0.35%			2.95%	
2015		9		$18.64		$163	—		0.35%			5.37%	
2014		12		$17.69		$210	—		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
Voya Large Cap Growth Portfolio - Institutional Class													
2017		21,642	$23.65	to	$33.45	$535,736	0.64%	0.00%	to	1.50%	27.82%	to	29.71%
2016		22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
Voya Large Cap Growth Portfolio - Service Class													
2017		422	$15.94	to	$38.84	$11,802	0.40%	0.00%	to	1.50%	27.53%	to	29.42%
2016		321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
Voya Large Cap Value Portfolio - Adviser Class													
2017		1		$13.84		$21	1.85%		0.35%			12.43%	
2016		2		$12.31		$21	1.80%		0.35%			12.83%	
2015		2		$10.91		$21	—		0.35%			-5.38%	
2014		2		$11.53		$24	—		0.35%			8.98%	
2013	09/06/2013	3		$10.58		$29	(a)		0.35%			(a)	

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Institutional Class												
2017	20,269	$14.76	to	$19.15	$335,852	2.43%	0.00%	to	1.95%	11.31%	to	13.52%
2016	22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
2015	24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014	27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013	27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
Voya Large Cap Value Portfolio - Service Class												
2017	107	$14.26	to	$17.09	$1,692	2.17%	0.10%	to	1.40%	11.67%	to	13.08%
2016	118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
2015	132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014	126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013	100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
Voya Limited Maturity Bond Portfolio - Adviser Class												
2017	1		$10.15		$11	1.36%		0.35%			0.59%	
2016	1		$10.09		$10	0.48%		0.35%			0.50%	
2015	4		$10.04		$37	—		0.35%			-0.20%	
2014	2		$10.06		$19	—		0.35%			—	
2013	2		$10.06		$18	(a)		0.35%			(a)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class												
2017	639	$17.90	to	$22.82	$13,106	1.04%	0.00%	to	1.95%	19.35%	to	21.73%
2016	768	$14.83	to	$18.76	$13,095	2.15%	0.00%	to	1.95%	6.69%	to	8.82%
2015	897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014	1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013	1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
Voya Multi-Manager Large Cap Core Portfolio - Service Class												
2017	22	$18.64	to	$21.07	$434	0.82%	0.45%	to	1.50%	19.56%	to	20.81%
2016	24	$15.59	to	$17.44	$387	1.92%	0.45%	to	1.50%	6.93%	to	7.83%
2015	26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
2014	25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013	25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Stock Index Portfolio - Institutional Class												
2017	1,271	$20.95	to	$30.98	$29,429	1.95%	0.00%	to	1.40%	19.76%	to	21.49%
2016	1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
2015	842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014	1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013	802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class												
2017	3	$10.53			$32	0.90%	0.35%			1.84%		
2016	5	$10.34			$48	—	0.35%			2.89%		
2015	4	$10.05			$38	—	0.35%			-3.18%		
2014	4	$10.38			$43	1.85%	0.35%			1.76%		
2013	6	$10.20			$65	—	0.35%			-9.41%		
VY® Clarion Global Real Estate Portfolio - Adviser Class												
2017	—	$13.83			$6	5.75%	0.35%			9.85%		
2016	3	$12.59			$38	0.67%	0.35%			-0.16%		
2015	1	$12.61			$7	—	0.35%			-2.32%		
2014	1	$12.91			$7	—	0.35%			12.95%		
2013	1	$11.43			$6	—	0.35%			2.97%		
VY® Clarion Global Real Estate Portfolio - Institutional Class												
2017	5,377	$14.21	to	$16.36	$81,417	3.72%	0.00%	to	1.50%	9.13%	to	10.77%
2016	6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
2015	6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014	6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013	6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
VY® Clarion Real Estate Portfolio - Adviser Class												
2017	3	$16.24			$42	2.55%	0.35%			4.44%		
2016	6	$15.55			$90	1.52%	0.35%			3.53%		
2015	3	$15.02			$39	2.17%	0.35%			2.25%		
2014	4	$14.69			$53	2.20%	0.35%			28.97%		
2013	3	$11.39			$38	—	0.35%			1.33%		

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Institutional Class													
	2017	96	$16.90	to	$19.03	$1,820	2.32%	0.95%	to	1.95%	3.43%	to	4.50%
	2016	117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
	2015	129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
	2014	140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
	2013	145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
VY® Clarion Real Estate Portfolio - Service Class													
	2017	2,860	$16.22	to	$20.65	$53,192	2.07%	0.00%	to	1.50%	3.59%	to	5.20%
	2016	3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
	2015	3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
	2014	3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
	2013	3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
VY® Invesco Growth and Income Portfolio - Institutional Class													
	2017	1,642	$20.04	to	$20.53	$32,904	2.26%	0.00%	to	0.45%	13.61%	to	14.12%
	2016	1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
	2015	1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
	2014	1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
	2013	886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
VY® Invesco Growth and Income Portfolio - Service Class													
	2017	1,363	$18.57	to	$27.44	$33,274	2.05%	0.00%	to	1.50%	12.17%	to	13.91%
	2016	1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
	2015	1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
	2014	1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
	2013	1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
	2017	8	$23.83			$202	0.32%	0.35%			41.93%		
	2016	16	$16.79			$266	0.93%	0.35%			12.23%		
	2015	15	$14.96			$223	0.74%	0.35%			-16.33%		
	2014	18	$17.88			$321	0.68%	0.35%			0.17%		
	2013	15	$17.85			$265	0.70%	0.35%			-6.40%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2017		655	$24.53	to	$24.55	$16,078	0.51%	0.95%	to	1.20%	41.63%	to	41.74%
2016		1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2017		1,026	$11.76	to	$32.20	$28,556	0.46%	0.00%	to	1.55%	40.83%	to	43.05%
2016		898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2017		2		$21.06		$46	0.19%		0.35%			14.82%	
2016		2		$18.35		$28	0.16%		0.35%			20.72%	
2015		3		$15.20		$41	—		0.35%			-4.34%	
2014		1		$15.89		$24	—		0.35%			7.51%	
2013		1		$14.78		$22	—		0.35%			38.13%	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2017		2,118	$21.37	to	$21.89	$45,257	0.69%	0.00%	to	0.45%	15.33%	to	15.88%
2016		2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2017		1,095	$23.32	to	$35.23	$33,973	0.46%	0.00%	to	1.65%	13.66%	to	15.58%
2016		1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2017		2		$19.03		$39	1.34%		0.35%			25.03%	
2016		3		$15.22		$52	1.25%		0.35%			4.60%	
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2017		25		$19.00		$479	0.97%		0.35%			14.32%	
2016		27		$16.62		$450	1.15%		0.35%			7.30%	
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2017		17,165	$18.43	to	$18.88	$316,392	1.54%	0.00%	to	0.45%	14.83%	to	15.40%
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2017		31,475	$10.88	to	$30.70	$827,633	1.25%	0.00%	to	1.50%	13.40%	to	15.11%
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2017		51		$22.20		$1,125	1.68%		0.35%			15.50%	
2016		67		$19.22		$1,281	1.87%		0.35%			17.91%	
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Service Class													
	2017	3,794	$17.23	to	$36.78	$106,982	2.03%	0.00%	to	1.65%	14.34%	to	16.25%
	2016	4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
	2015	4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
	2014	5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
	2013	5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
	2017	8		$12.69		$98	0.84%		0.35%			27.03%	
	2016	9		$9.99		$89	1.10%		0.35%			1.22%	
	2015	9		$9.87		$91	0.96%		0.35%			-1.69%	
	2014	12		$10.04		$117	0.84%		0.35%			-1.76%	
	2013	12		$10.22		$120	0.90%		0.35%			13.56%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
	2017	452	$10.85	to	$22.51	$8,970	1.16%	0.00%	to	1.50%	25.91%	to	27.90%
	2016	445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
	2015	476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
	2014	484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
	2013	487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
VY® Templeton Global Growth Portfolio - Institutional Class													
	2017	30	$10.94	to	$24.82	$704	1.98%	0.60%	to	1.40%	16.85%	to	17.74%
	2016	36	$9.40	to	$21.31	$713	3.95%	0.50%	to	1.40%	9.81%	to	10.64%
	2015	41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
	2014	41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
	2013	39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
VY® Templeton Global Growth Portfolio - Service Class													
	2017	369	$14.56	to	$16.88	$5,690	1.67%	0.25%	to	1.50%	16.47%	to	17.96%
	2016	370	$12.51	to	$14.31	$4,876	3.45%	0.00%	to	1.50%	9.26%	to	10.90%
	2015	430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
	2014	503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
	2013	511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Government Money Market Portfolio - Class I													
2017		15,640	$9.43	to	$56.05	$219,152	0.58%	0.00%	to	1.70%	-0.92%	to	0.62%
2016		16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
2015		15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	—	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	—	0.00%	to	1.85%		-1.79%	
Voya Global Real Estate Fund - Class A													
2017		2	$22.55	to	$23.54	$54	2.79%	0.35%	to	0.85%	9.20%	to	9.74%
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
Voya Multi-Manager International Small Cap Fund - Class A													
2017		14	$26.59	to	$30.78	$388	0.99%	0.00%	to	1.05%	33.53%	to	34.94%
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
Voya Multi-Manager International Small Cap Fund - Class I													
2017		113	$13.50	to	$13.78	$1,543	2.44%	0.25%	to	1.50%	33.86%	to	35.10%
2016	06/06/2016	3	$10.13	to	$10.20	$28	(d)	0.30%	to	1.25%		(d)	
2015		(d)	(d)			(d)	(d)	(d)				(d)	
2014		(d)	(d)			(d)	(d)	(d)				(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
Voya Global Bond Portfolio - Adviser Class													
2017		17	$15.45			$267	2.28%	0.35%				8.73%	
2016		20	$14.21			$285	1.55%	0.35%				5.42%	
2015		20	$13.48			$269	—	0.35%				-5.14%	
2014		19	$14.21			$272	0.34%	0.35%				-0.42%	
2013		23	$14.27			$323	1.69%	0.35%				-4.87%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2017		5,031	$13.32	to	$17.30	$76,778	2.56%	0.00%	to	1.95%	7.61%	to	9.69%
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
Voya Global Bond Portfolio - Service Class													
2017		41	$12.68	to	$14.56	$559	2.19%	0.00%	to	1.50%	7.67%	to	9.31%
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
Voya Index Solution 2025 Portfolio - Initial Class													
2017		510	$17.24	to	$23.24	$10,973	1.86%	0.05%	to	1.40%	13.23%	to	14.53%
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
Voya Index Solution 2025 Portfolio - Service Class													
2017		203	$16.86	to	$21.77	$4,318	1.55%	0.00%	to	1.25%	13.15%	to	14.64%
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2017		239	$16.86	to	$19.06	$4,336	1.34%	0.00%	to	1.55%	12.63%	to	14.41%
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class												
2017	529	$20.45	to	$26.03	$12,725	1.76%	0.05%	to	1.40%	17.01%	to	18.28%
2016	458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
2015	374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014	120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013	72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
Voya Index Solution 2035 Portfolio - Service Class												
2017	246	$18.63	to	$24.40	$5,806	1.56%	0.00%	to	1.25%	16.95%	to	18.36%
2016	188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
2015	181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014	88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013	30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
Voya Index Solution 2035 Portfolio - Service 2 Class												
2017	118	$18.66	to	$21.09	$2,373	1.20%	0.00%	to	1.55%	16.33%	to	18.15%
2016	154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
2015	146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014	183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013	165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
Voya Index Solution 2045 Portfolio - Initial Class												
2017	544	$19.92	to	$27.90	$14,017	1.57%	0.00%	to	1.40%	18.79%	to	20.47%
2016	448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
2015	328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014	86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013	20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
Voya Index Solution 2045 Portfolio - Service Class												
2017	124	$19.57	to	$25.96	$3,154	1.43%	0.00%	to	1.25%	18.75%	to	20.21%
2016	83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
2015	63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014	40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013	20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service 2 Class													
2017		131	$19.58	to	$22.13	$2,783	1.05%	0.00%	to	1.55%	18.09%	to	19.95%
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
Voya Index Solution 2055 Portfolio - Initial Class													
2017		197	$19.85	to	$21.93	$4,069	1.35%	0.05%	to	1.40%	19.29%	to	20.85%
2016		134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
Voya Index Solution 2055 Portfolio - Service Class													
2017		101	$19.32	to	$21.67	$2,038	1.14%	0.00%	to	1.50%	18.88%	to	20.59%
2016		60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2017		62	$19.04	to	$21.44	$1,296	1.13%	0.00%	to	1.55%	18.63%	to	20.52%
2016		48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
Voya Index Solution Income Portfolio - Initial Class													
2017		270	$14.11	to	$18.16	$4,533	2.11%	0.05%	to	1.40%	7.86%	to	9.06%
2016		237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/09/2013	1	$12.66	to	$14.45	$10	(a)	0.30%	to	1.25%		(a)	

308

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class													
	2017	60	$15.20	to	$17.01	$990	1.82%	0.00%	to	1.10%	7.81%	to	9.04%
	2016	59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
	2015	90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
	2014	72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
	2013	58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
Voya Index Solution Income Portfolio - Service 2 Class													
	2017	86	$13.66	to	$15.44	$1,245	1.70%	0.00%	to	1.55%	7.22%	to	8.89%
	2016	85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
	2015	100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
	2014	22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
	2013	21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
Voya Solution 2025 Portfolio - Adviser Class													
	2017	29	$17.54	to	$17.89	$501	1.70%	0.35%	to	0.70%	14.24%	to	14.64%
	2016	29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
	2015	30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
	2014	34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
	2013	36		$13.96		$508	1.93%		0.35%			15.66%	
Voya Solution 2025 Portfolio - Initial Class													
	2017	725	$11.00	to	$15.72	$8,717	2.90%	0.00%	to	1.20%	14.18%	to	15.59%
	2016	211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
	2015	206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
	2014	120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
	2013	66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
Voya Solution 2025 Portfolio - Service Class													
	2017	8,100	$14.02	to	$20.20	$145,817	1.88%	0.00%	to	1.50%	13.61%	to	15.31%
	2016	8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
	2015	8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
	2014	9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
	2013	9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2017		471	$17.14	to	$19.07	$8,664	1.83%	0.20%	to	1.55%	13.28%	to	14.88%
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
Voya Solution 2035 Portfolio - Adviser Class													
2017		24		$18.83		$460	1.33%		0.35%			18.80%	
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
Voya Solution 2035 Portfolio - Initial Class													
2017		517	$11.27	to	$16.97	$6,878	2.29%	0.00%	to	1.20%	18.48%	to	19.84%
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
Voya Solution 2035 Portfolio - Service Class													
2017		8,035	$14.65	to	$21.90	$156,617	1.53%	0.00%	to	1.50%	17.67%	to	19.47%
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
Voya Solution 2035 Portfolio - Service 2 Class													
2017		618	$18.83	to	$21.11	$12,339	1.49%	0.00%	to	1.45%	17.61%	to	19.27%
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2017		1	$18.87	to	$19.28	$29	0.97%	0.35%	to	1.25%	19.43%	to	20.50%
2016		2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
Voya Solution 2045 Portfolio - Initial Class													
2017		473	$11.40	to	$17.72	$6,333	1.66%	0.00%	to	1.20%	20.06%	to	21.54%
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
Voya Solution 2045 Portfolio - Service Class													
2017		5,993	$14.75	to	$22.81	$122,145	1.07%	0.00%	to	1.50%	19.44%	to	21.27%
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
Voya Solution 2045 Portfolio - Service 2 Class													
2017		274	$19.59	to	$22.14	$5,732	1.18%	0.00%	to	1.55%	19.16%	to	20.98%
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
Voya Solution 2055 Portfolio - Initial Class													
2017		144	$11.41	to	$21.85	$2,039	1.41%	0.00%	to	1.20%	20.46%	to	21.93%
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
	2017	1,256	$19.12	to	$21.45	$25,364	0.92%	0.00%	to	1.50%	19.86%	to	21.67%
	2016	1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
	2015	896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
	2014	672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
	2013	489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
Voya Solution 2055 Portfolio - Service 2 Class													
	2017	71	$19.35	to	$20.88	$1,429	0.97%	0.20%	to	1.20%	20.22%	to	21.31%
	2016	86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
	2015	74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
	2014	55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
	2013	45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
Voya Solution Balanced Portfolio - Service Class													
	2017	436	$14.00	to	$15.80	$6,414	1.43%	0.25%	to	1.50%	12.99%	to	14.49%
	2016	374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
	2015	381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
	2014	343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
	2013	295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
Voya Solution Income Portfolio - Adviser Class													
	2017	51		$16.29		$836	1.92%		0.35%			8.67%	
	2016	67		$14.99		$1,009	0.97%		0.35%			3.88%	
	2015	67		$14.43		$967	0.85%		0.35%			-0.62%	
	2014	14		$14.52		$206	2.34%		0.35%			5.14%	
	2013	16		$13.81		$221	3.35%		0.35%			6.31%	
Voya Solution Income Portfolio - Initial Class													
	2017	697	$10.59	to	$13.39	$8,750	2.82%	0.00%	to	1.20%	8.37%	to	9.66%
	2016	553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
	2015	568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
	2014	287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
	2013	234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class												
2017	3,498	$13.99	to	$17.90	$55,737	2.17%	0.00%	to	1.50%	7.64%	to	9.29%
2016	4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
2015	5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014	1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013	1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
Voya Solution Income Portfolio - Service 2 Class												
2017	320	$13.82	to	$15.62	$4,736	1.96%	0.00%	to	1.55%	7.55%	to	9.23%
2016	408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
2015	525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014	91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013	110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
Voya Solution Moderately Conservative Portfolio - Service Class												
2017	529	$13.33	to	$15.04	$7,396	2.24%	0.25%	to	1.50%	8.64%	to	10.02%
2016	501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
2015	480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014	493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013	412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class												
2017	3	$29.26			$73	0.89%	0.35%			10.50%		
2016	3	$26.48			$75	1.35%	0.35%			23.28%		
2015	4	$21.48			$78	1.73%	0.35%			-2.32%		
2014	7	$21.99			$153	1.37%	0.35%			11.74%		
2013	7	$19.68			$140	0.77%	0.35%			30.68%		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class												
2017	1,550	$10.76	to	$26.54	$39,257	1.29%	0.00%	to	1.40%	9.92%	to	11.42%
2016	1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
2015	1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014	1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013	1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
	2017	2,082	$24.15	to	$44.42	$73,631	1.08%	0.00%	to	1.50%	9.48%	to	11.11%
	2016	2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
	2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
	2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
	2013	2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
VY® Baron Growth Portfolio - Adviser Class													
	2017	15		$26.67		$393	0.60%		0.35%			27.42%	
	2016	15		$20.93		$315	—		0.35%			4.70%	
	2015	17		$19.99		$336	—		0.35%			-5.62%	
	2014	20		$21.18		$420	—		0.35%			3.67%	
	2013	28		$20.43		$571	0.60%		0.35%			38.04%	
VY® Baron Growth Portfolio - Service Class													
	2017	3,498	$13.69	to	$44.85	$130,478	0.74%	0.00%	to	1.50%	26.29%	to	28.22%
	2016	4,507	$10.81	to	$34.98	$123,986	0.00%	0.00%	to	1.50%	3.77%	to	5.33%
	2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
	2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
	2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
VY® Columbia Contrarian Core Portfolio - Service Class													
	2017	401	$17.88	to	$44.89	$14,546	0.98%	0.00%	to	1.50%	19.78%	to	21.60%
	2016	453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
	2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
	2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
	2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
	2017	8		$19.92		$167	0.16%		0.35%			10.30%	
	2016	9		$18.06		$159	0.04%		0.35%			22.94%	
	2015	19		$14.69		$272	0.38%		0.35%			-3.55%	
	2014	17		$15.23		$254	0.38%		0.35%			3.75%	
	2013	18		$14.68		$270	0.73%		0.35%			39.15%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
	2017	334	$19.53	to	$22.63	$7,003	0.28%	0.25%	to	1.50%	9.29%	to	10.66%
	2016	373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
	2015	384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
	2014	293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
	2013	337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
VY® Invesco Comstock Portfolio - Adviser Class													
	2017	19		$22.97		$438	0.97%		0.35%			16.90%	
	2016	21		$19.65		$408	2.11%		0.35%			17.10%	
	2015	26		$16.78		$429	2.20%		0.35%			-6.52%	
	2014	27		$17.95		$482	1.94%		0.35%			8.46%	
	2013	27		$16.55		$444	0.51%		0.35%			34.33%	
VY® Invesco Comstock Portfolio - Service Class													
	2017	2,571	$18.42	to	$30.79	$68,978	1.16%	0.00%	to	1.95%	15.37%	to	17.67%
	2016	2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
	2015	3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
	2014	3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
	2013	3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
VY® Invesco Equity and Income Portfolio - Adviser Class													
	2017	72		$21.56		$1,561	1.28%		0.35%			9.94%	
	2016	81		$19.61		$1,585	1.55%		0.35%			14.28%	
	2015	89		$17.16		$1,534	1.81%		0.35%			-2.89%	
	2014	95		$17.67		$1,674	1.61%		0.35%			8.07%	
	2013	50		$16.35		$811	1.05%		0.35%			23.86%	
VY® Invesco Equity and Income Portfolio - Initial Class													
	2017	15,337	$12.49	to	$26.27	$326,650	2.18%	0.00%	to	1.95%	8.71%	to	10.91%
	2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
	2015	18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
	2014	20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
	2013	15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Service Class													
2017		98	$12.70	to	$72.99	$1,649	1.60%	0.00%	to	1.15%	9.51%	to	10.61%
2016		115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
2015		110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014		229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013		6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2017		13		$27.65		$351	0.37%		0.35%			13.00%	
2016		14		$24.47		$344	0.46%		0.35%			14.03%	
2015		14		$21.46		$301	0.28%		0.35%			-3.59%	
2014		18		$22.26		$406	0.52%		0.35%			14.27%	
2013		19		$19.48		$364	0.28%		0.35%			30.74%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2017		1,300	$10.92	to	$18.71	$24,121	1.24%	0.75%	to	0.95%		13.12%	
2016		510		$16.54		$8,433	0.95%		0.85%			13.99%	
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2017		1,852	$21.75	to	$45.37	$70,926	0.60%	0.00%	to	1.50%	12.03%	to	13.73%
2016		1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
VY® Oppenheimer Global Portfolio - Adviser Class													
2017		19		$23.83		$453	0.74%		0.35%			35.32%	
2016		21		$17.61		$373	0.75%		0.35%			-0.62%	
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Initial Class												
2017	24,766	$17.81	to	$30.95	$649,773	1.10%	0.00%	to	1.80%	34.07%	to	36.54%
2016	26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
2015	28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014	30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013	33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
VY® Oppenheimer Global Portfolio - Service Class												
2017	55	$28.94	to	$30.10	$1,667	0.94%	1.00%	to	1.25%	34.42%	to	34.80%
2016	49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
2015	51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014	50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013	49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
VY® Pioneer High Yield Portfolio - Initial Class												
2017	1,834	$19.22	to	$24.19	$39,046	4.95%	0.00%	to	1.95%	5.26%	to	7.39%
2016	1,665	$18.24	to	$22.53	$33,378	5.04%	0.00%	to	1.95%	12.09%	to	14.31%
2015	1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014	2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013	1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
VY® Pioneer High Yield Portfolio - Service Class												
2017	19	$20.19	to	$22.56	$416	4.38%	0.35%	to	1.30%	5.89%	to	6.82%
2016	41	$19.18	to	$21.34	$856	4.62%	0.25%	to	1.25%	12.49%	to	13.63%
2015	41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014	41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013	36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2017	11	$28.87			$331	0.25%	0.35%			23.69%		
2016	14	$23.34			$319	0.02%	0.35%			6.58%		
2015	17	$21.90			$379	—	0.35%			1.15%		
2014	18	$21.65			$386	—	0.35%			10.91%		
2013	20	$19.52			$389	0.23%	0.35%			33.97%		

317

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2017	15,001	$22.26	to	$35.50	$456,024	0.63%	0.00%	to	1.50%	22.95%	to	24.82%
2016	15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%
2015	17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
2014	17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
2013	18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2017	53	$21.14	to	$32.48	$1,378	0.44%	0.25%	to	1.25%	22.91%	to	24.11%
2016	50	$17.20	to	$26.17	$1,069	0.09%	0.25%	to	1.25%	5.91%	to	6.82%
2015	50	$16.24	to	$25.21	$994	—	0.00%	to	1.30%	0.42%	to	1.69%
2014	53	$16.17	to	$24.79	$1,070	—	0.00%	to	1.30%	10.19%	to	11.67%
2013	48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class												
2017	56		$29.82		$1,656	—		0.35%			32.42%	
2016	50		$22.52		$1,119	—		0.35%			0.67%	
2015	64		$22.37		$1,424	—		0.35%			9.87%	
2014	73		$20.36		$1,484	—		0.35%			7.78%	
2013	83		$18.89		$1,561	—		0.35%			38.08%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class												
2017	9,153	$23.10	to	$72.88	$469,719	0.05%	0.00%	to	1.50%	31.59%	to	33.60%
2016	9,257	$17.55	to	$54.56	$359,212	—	0.00%	to	1.50%	0.00%	to	1.51%
2015	9,740	$17.48	to	$53.79	$381,587	—	0.00%	to	1.50%	9.13%	to	10.83%
2014	9,293	$15.91	to	$48.96	$337,335	—	0.00%	to	1.50%	7.06%	to	8.71%
2013	9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
VY® T. Rowe Price Growth Equity Portfolio - Service Class												
2017	118	$29.11	to	$35.61	$3,994	—	0.00%	to	1.45%	31.30%	to	33.22%
2016	139	$22.17	to	$26.75	$3,555	—	0.00%	to	1.45%	-0.18%	to	1.25%
2015	167	$22.21	to	$26.69	$4,226	—	0.00%	to	1.45%	8.93%	to	10.55%
2014	180	$20.39	to	$24.39	$4,148	—	0.00%	to	1.45%	6.87%	to	8.40%
2013	182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2017		20	$11.89			$238	1.60%	0.35%			21.20%		
2016		23	$9.81			$223	2.36%	0.35%			1.03%		
2015		36	$9.71			$345	3.71%	0.35%			-4.15%		
2014		40	$10.13			$409	2.11%	0.35%			-7.40%		
2013		49	$10.94			$539	1.09%	0.35%			19.30%		
VY® Templeton Foreign Equity Portfolio - Initial Class													
2017		7,762	$11.09	to	$12.92	$91,104	2.03%	0.00%	to	1.50%	20.52%	to	22.35%
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
VY® Templeton Foreign Equity Portfolio - Service Class													
2017		13	$13.19	to	$15.18	$196	1.45%	0.10%	to	1.30%	20.66%	to	21.93%
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
Voya Corporate Leaders 100 Fund - Class I													
2017		468	$11.26	to	$12.85	$5,878	2.18%	0.25%	to	1.50%	17.60%	to	19.09%
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(c)	0.25%	to	1.50%		(c)	
2014		(c)	(c)			(c)	(c)	(c)				(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2017		1,151	$14.69	to	$33.73	$28,660	2.48%	0.00%	to	1.50%	8.87%	to	10.54%
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
2014		1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
2013		1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Growth Portfolio - Class I													
	2017	2,690	$14.96	to	$38.55	$72,444	1.73%	0.00%	to	1.95%	15.60%	to	17.92%
	2016	3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
	2015	3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
	2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
	2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
Voya Strategic Allocation Moderate Portfolio - Class I													
	2017	2,560	$14.82	to	$35.72	$64,749	1.97%	0.00%	to	1.50%	12.79%	to	14.53%
	2016	2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
	2015	3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
	2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
	2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
Voya Growth and Income Portfolio - Class A													
	2017	73		$20.05		$1,456	1.38%		0.35%			19.35%	
	2016	78		$16.80		$1,308	1.48%		0.35%			8.88%	
	2015	91		$15.43		$1,408	1.53%		0.35%			-2.16%	
	2014	101		$15.77		$1,598	1.56%		0.35%			9.82%	
	2013	111		$14.36		$1,598	1.09%		0.35%			29.60%	
Voya Growth and Income Portfolio - Class I													
	2017	27,824	$18.23	to	$635.67	$1,266,962	1.81%	0.00%	to	1.95%	17.98%	to	20.37%
	2016	30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
	2015	34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
	2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
	2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
Voya Growth and Income Portfolio - Class S													
	2017	14	$19.18	to	$29.18	$355	1.56%	0.10%	to	1.35%	18.66%	to	19.94%
	2016	16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
	2015	15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
	2014	15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
	2013	12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Equity Portfolio - Class I													
2017		7,484	$11.83	to	$12.43	$90,478	2.27%	0.00%	to	1.55%	21.83%	to	23.75%
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(c)	0.00%	to	1.50%		(c)	
2014		(c)	(c)			(c)	(c)	(c)				(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
Voya Global Equity Portfolio - Class S													
2017		1,049	$12.24	to	$12.72	$12,878	2.08%	0.00%	to	1.25%	21.91%	to	23.50%
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(c)	0.00%	to	1.40%		(c)	
2014		(c)	(c)			(c)	(c)	(c)				(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
Voya Index Plus LargeCap Portfolio - Class I													
2017		9,566	$17.62	to	$51.97	$377,022	1.58%	0.00%	to	1.95%	22.20%	to	24.64%
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
Voya Index Plus LargeCap Portfolio - Class S													
2017		8	$24.18			$201	0.88%	0.35%				23.87%	
2016		15	$19.52			$298	1.44%	0.35%				9.60%	
2015		16	$17.81			$282	1.33%	0.35%				0.28%	
2014		18	$17.76			$318	1.23%	0.35%				13.12%	
2013		21	$15.70			$335	1.42%	0.35%				32.27%	
Voya Index Plus MidCap Portfolio - Class I													
2017		7,743	$20.22	to	$60.77	$357,140	1.28%	0.00%	to	1.95%	11.36%	to	13.57%
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%

321

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class S													
2017		3	$25.06			$71	0.84%		0.35%			12.93%	
2016		13	$22.19			$282	0.88%		0.35%			17.41%	
2015		16	$18.90			$300	0.60%		0.35%			-2.43%	
2014		19	$19.37			$364	0.69%		0.35%			8.94%	
2013		28	$17.78			$503	0.90%		0.35%			33.78%	
Voya Index Plus SmallCap Portfolio - Class I													
2017		4,378	$19.95	to	$44.20	$154,397	0.86%	0.00%	to	1.95%	7.83%	to	9.92%
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
Voya Index Plus SmallCap Portfolio - Class S													
2017		8	$23.27			$193	0.50%		0.35%			9.25%	
2016		13	$21.30			$275	0.61%		0.35%			26.56%	
2015		16	$16.83			$276	0.72%		0.35%			-3.83%	
2014		16	$17.50			$278	0.39%		0.35%			4.92%	
2013		14	$16.68			$236	0.49%		0.35%			41.72%	
Voya International Index Portfolio - Class I													
2017		3,510	$10.43	to	$19.96	$41,414	2.37%	0.00%	to	1.65%	22.85%	to	24.92%
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
Voya International Index Portfolio - Class S													
2017		1	$19.55			$10	2.40%		0.35%			24.05%	
2016		—	$15.76			$7	2.76%		0.35%			0.19%	
2015		—	$15.73			$7	—		0.35%			-1.38%	
2014		—	$15.95			$7	—		0.35%			-6.51%	
2013		—	$17.06			$6	—		0.35%			20.65%	

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I												
2017	1,801	$33.57	to	$38.22	$63,047	1.12%	0.00%	to	1.50%	29.31%	to	31.25%
2016	1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
2015	1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014	769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013	563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
Voya Russell™ Large Cap Growth Index Portfolio - Class S												
2017	41	$33.30	to	$37.43	$1,474	0.92%	0.00%	to	1.35%	29.37%	to	30.93%
2016	43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015	45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014	43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013	45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
Voya Russell™ Large Cap Index Portfolio - Class I												
2017	5,837	$19.60	to	$22.75	$123,610	1.60%	0.00%	to	1.60%	20.62%	to	22.57%
2016	5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
2015	3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014	3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013	2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
Voya Russell™ Large Cap Index Portfolio - Class S												
2017	14		$31.89		$441	1.38%		0.95%			21.12%	
2016	15		$26.33		$400	1.61%		0.95%			9.66%	
2015	16		$24.01		$389	1.50%		0.95%			0.84%	
2014	17		$23.81		$412	0.95%		0.95%			11.52%	
2013	10		$21.35		$221	0.70%		0.95%			30.50%	
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2017	25	$26.27	to	$26.84	$672	2.20%	1.00%	to	1.25%	12.07%	to	12.19%
2016	21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
2015	21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014	18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013	19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2017		612	$25.15	to	$28.63	$16,042	1.91%	0.00%	to	1.50%	11.53%	to	13.21%
2016		571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2017		487	$31.87	to	$36.29	$16,225	0.66%	0.00%	to	1.50%	22.48%	to	24.37%
2016		473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2017		8,340	$11.16	to	$23.63	$159,494	1.56%	0.00%	to	1.60%	16.11%	to	17.97%
2016		5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
Voya Russell™ Small Cap Index Portfolio - Class I													
2017		3,853	$11.09	to	$24.04	$70,922	1.15%	0.00%	to	1.55%	12.55%	to	14.26%
2016		2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
Voya Small Company Portfolio - Class I													
2017		3,514	$21.78	to	$77.82	$178,760	0.33%	0.00%	to	1.50%	9.62%	to	11.30%
2016		3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class S													
2017		5		$28.83		$146	0.19%		0.35%			10.63%	
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	—		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
Voya U.S. Bond Index Portfolio - Class I													
2017		1,221	$11.79	to	$14.01	$15,746	2.35%	0.00%	to	1.80%	1.38%	to	3.17%
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
Voya MidCap Opportunities Portfolio - Class I													
2017		7,897	$16.73	to	$41.46	$255,230	0.11%	0.00%	to	1.55%	23.24%	to	25.12%
2016		5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
2015		5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
Voya MidCap Opportunities Portfolio - Class S													
2017		41	$23.75	to	$33.37	$1,104	—	0.30%	to	1.55%	22.87%	to	24.37%
2016		49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
2015		60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	—	0.00%	to	1.55%	29.68%	to	31.62%
Voya SmallCap Opportunities Portfolio - Class I													
2017		3,289	$14.22	to	$38.42	$69,587	0.08%	0.00%	to	1.55%	16.96%	to	18.73%
2016		3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
2015		3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	—	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	—	0.00%	to	1.50%	37.03%	to	39.05%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class S													
2017		4	$30.68			$109	—	0.35%			18.05%		
2016		4	$25.99			$99	—	0.35%			12.71%		
2015		5	$23.06			$121	—	0.35%			-1.50%		
2014		6	$23.41			$139	—	0.35%			4.98%		
2013		5	$22.30			$108	—	0.35%			38.25%		
Wanger International													
2017		2,935	$14.07	to	$17.13	$46,316	1.20%	0.00%	to	1.50%	30.94%	to	32.89%
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
Wanger Select													
2017		2,337	$18.20	to	$34.74	$71,676	0.18%	0.00%	to	1.75%	24.48%	to	26.65%
2016		2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	—	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
Wanger USA													
2017		2,586	$11.39	to	$34.26	$79,557	—	0.00%	to	1.75%	17.50%	to	19.58%
2016		2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
2015		2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	—	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
Washington Mutual Investors Fund[SM] - Class R-3													
2017		113	$22.92	to	$27.46	$2,965	1.54%	0.25%	to	1.55%	17.90%	to	19.44%
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-4													
2017		7,659	$11.44	to	$29.47	$191,542	1.88%	0.00%	to	1.50%	18.33%	to	20.13%
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
Wells Fargo Small Cap Value Fund - Class A													
2017		7		$19.81		$131	—		1.00%			12.75%	
2016		9		$17.57		$153	—		1.00%			31.41%	
2015		7		$13.37		$95	—		1.00%			-11.57%	
2014		7		$15.12		$108	0.90%		1.00%			2.44%	
2013		8		$14.76		$115	—		1.00%			13.80%	
Wells Fargo Small Company Growth Fund - Administrator Class													
2017		46	$13.53	to	$13.94	$636	—	0.30%	to	1.50%	18.87%	to	19.72%
2016	05/17/2016	19	$11.38	to	$11.61	$216	(d)	0.50%	to	1.25%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Wells Fargo Special Small Cap Value Fund - Class A													
2017		2,664	$21.18	to	$56.85	$127,478	0.92%	0.00%	to	1.55%	9.40%	to	11.07%
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%

(a)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 15, 2018

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $21,774 as of 2017 and $22,365 as of 2016)	$ 23,141	$ 23,170
Fixed maturities, at fair value using the fair value option	941	957
Equity securities, available-for-sale, at fair value (cost of $45 as of 2017 and $67 as of 2016)	60	82
Short-term investments	25	33
Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016	4,910	4,255
Policy loans	214	219
Limited partnerships/corporations	411	348
Derivatives	136	471
Securities pledged (amortized cost of $864 as of 2017 and $693 as of 2016)	960	768
Total investments	30,798	30,303
Cash and cash equivalents	288	561
Short-term investments under securities loan agreements, including collateral delivered	765	379
Accrued investment income	304	301
Premiums receivable and reinsurance recoverable	1,496	1,634
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	766	1,028
Notes receivable from affiliate	175	175
Short-term loan to affiliate	80	—
Current income tax recoverable	—	1
Due from affiliates	60	56
Property and equipment	64	68
Other assets	140	158
Assets held in separate accounts	73,036	61,981
Total assets	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,669	$ 29,578
Payable for securities purchased	79	8
Payables under securities loan agreements, including collateral held	845	648
Long-term debt	5	5
Due to affiliates	61	162
Derivatives	85	173
Current income tax payable to Parent	23	—
Deferred income taxes	187	223
Other liabilities	401	491
Liabilities related to separate accounts	73,036	61,981
Total liabilities	104,391	93,269
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2017 and 2016; $50 par value per share)	3	3
Additional paid-in capital	2,730	2,994
Accumulated other comprehensive income (loss)	818	559
Retained earnings (deficit)	30	(180)
Total shareholder's equity	3,581	3,376
Total liabilities and shareholder's equity	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		**2016**		**2015**
Revenues:						
Net investment income	$	1,520	$	1,501	$	1,410
Fee income		713		725		765
Premiums		48		870		657
Broker-dealer commission revenue		170		175		230
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19)		(19)		(45)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(7)		—		1
Net other-than-temporary impairments recognized in earnings		(12)		(19)		(46)
Other net realized capital gains (losses)		(188)		(194)		(231)
Total net realized capital gains (losses)		(200)		(213)		(277)
Other revenue		—		(2)		(2)
Total revenues		2,251		3,056		2,783
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		958		1,765		1,422
Operating expenses		801		815		772
Broker-dealer commission expense		170		175		230
Net amortization of Deferred policy acquisition costs and Value of business acquired		233		167		133
Total benefits and expenses		2,162		2,922		2,557
Income (loss) before income taxes		89		134		226
Income tax expense (benefit)		(121)		21		53
Net income (loss)	$	210	$	113	$	173

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

| | Year Ended December 31, | | |
	2017	2016	2015
Net income (loss)	$ 210	$ 113	$ 173
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	387	258	(694)
Other-than-temporary impairments	(4)	9	3
Pension and other postretirement benefits liability	(2)	(1)	(2)
Other comprehensive income (loss), before tax	381	266	(693)
Income tax expense (benefit) related to items of other comprehensive income (loss)	122	93	(238)
Other comprehensive income (loss), after tax	259	173	(455)
Comprehensive income (loss)	$ 469	$ 286	$ (282)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2015	$ 3	$ 3,583	$ 841	$ (466)	$ 3,961
Comprehensive income (loss):					
Net income (loss)	—	—	—	173	173
Other comprehensive income (loss), after tax	—	—	(455)	—	(455)
Total comprehensive income (loss)					(282)
Dividends paid and distributions of capital	—	(321)	—	—	(321)
Employee related benefits	—	10	—	—	10
Balance as of December 31, 2015	3	3,272	386	(293)	3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017	$ 3	$ 2,730	$ 818	$ 30	$ 3,581

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	2016	2015
Cash Flows from Operating Activities:			
Net income (loss)	$ 210	$ 113	$ 173
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(80)	(80)	(84)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	234	168	134
Net accretion/amortization of discount/premium	12	(1)	7
Future policy benefits, claims reserves and interest credited	534	1,289	1,193
Deferred income tax (benefit) expense	(158)	(3)	(1)
Net realized capital losses	200	213	277
Depreciation	3	4	4
Change in:			
Accrued investment income	(3)	(6)	(10)
Premiums receivable and reinsurance recoverable	138	205	91
Other receivables and asset accruals	21	7	2
Due to/from affiliates	(105)	30	26
Other payables and accruals	(3)	126	(57)
Other, net	(24)	(11)	1
Net cash provided by operating activities	979	2,054	1,756
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	4,462	3,184	3,373
Equity securities, available-for-sale	25	49	17
Mortgage loans on real estate	494	375	557
Limited partnerships/corporations	81	71	48
Acquisition of:			
Fixed maturities	(4,247)	(5,664)	(5,258)
Equity securities, available-for-sale	(2)	—	(28)
Mortgage loans on real estate	(1,149)	(900)	(773)
Limited partnerships/corporations	(120)	(113)	(96)
Derivatives, net	203	28	(46)
Policy loans, net	5	11	9
Short-term investments, net	8	(33)	242
Short-term loan to affiliate, net	(80)	—	—
Collateral received (delivered), net	(189)	(30)	8
Net cash used in investing activities	(509)	(3,022)	(1,947)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		2016		2015
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,380	$	3,746	$	3,195
Maturities and withdrawals from investment contracts		(2,794)		(2,534)		(2,440)
Settlements on deposit contracts		(64)		(66)		(63)
Dividends paid and return of capital distribution		(265)		(278)		(321)
Net cash (used in) provided by financing activities		(743)		868		371
Net (decrease) increase in cash and cash equivalents		(273)		(100)		180
Cash and cash equivalents, beginning of period		561		661		481
Cash and cash equivalents, end of period	$	288	$	561	$	661
Supplemental cash flow information:						
Income taxes paid (received), net	$	13	$	15	$	54

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

VRIAC has two wholly owned non-insurance subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL").

On December 20, 2017, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital"), and Athene Holding Ltd ("Athene"), pursuant to which VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") will acquire certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary (collectively the "Transaction"). The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including receipt of required regulatory approvals and other conditions.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same

C-13

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards,
- The impact of forfeitures on the recognition of expense for awards,
- Classification of awards as either equity or liabilities, and
- Classification on the statement of cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid- in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities, which resulted in an immaterial reclassification of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See "Variable Interest Entities" section of the *Investments* Note to these Consolidated Financial Statements for additional information.

Future Adoption of Accounting Pronouncements

Reclassification of Certain Tax Effects
In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk,
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item,
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements, which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see "Revenue from Contracts with Customers" below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Based on review to date, the Company anticipates that the adoption of ASU 2014-09 will result in the deferral of costs to obtain and fulfill certain financial services contracts, net of tax, with a related cumulative impact on retained earnings upon adoption, of approximately $70; however, finalization of implementation efforts will continue into the first quarter of 2018.

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 693	$ 96	$ 2	$ —	$ 787	$ —
U.S. Government agencies and authorities	4	—	—	—	4	—
State, municipalities and political subdivisions	795	16	16	—	795	—
U.S. corporate public securities	9,511	533	72	—	9,972	1
U.S. corporate private securities	2,951	89	79	—	2,961	—
Foreign corporate public securities and foreign governments[1]	2,801	121	38	—	2,884	—
Foreign corporate private securities[1]	2,822	114	26	—	2,910	—
Residential mortgage-backed securities:						
Agency	2,357	81	27	9	2,420	—
Non-Agency	314	48	2	8	368	5
Total Residential mortgage-backed securities	2,671	129	29	17	2,788	5
Commercial mortgage-backed securities	1,301	33	16	—	1,318	—
Other asset-backed securities	466	11	1	—	476	2
Total fixed maturities, including securities pledged	24,015	1,142	279	17	24,895	8
Less: Securities pledged	693	82	7	—	768	—
Total fixed maturities	23,322	1,060	272	17	24,127	8
Equity securities	67	15	—	—	82	—
Total fixed maturities and equity securities investments	$ 23,389	$ 1,075	$ 272	$ 17	$ 24,209	$ 8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 554	$ 561
After one year through five years	4,590	4,765
After five years through ten years	6,085	6,296
After ten years	7,725	8,640
Mortgage-backed securities	3,954	4,099
Other asset-backed securities	671	681
Fixed maturities, including securities pledged	$ 23,579	$ 25,042

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2017				
Communications	$ 1,145	$ 114	$ 1	$ 1,258
Financial	2,750	185	4	2,931
Industrial and other companies	7,953	532	65	8,420
Energy	1,970	159	33	2,096
Utilities	2,725	216	11	2,930
Transportation	697	52	2	747
Total	$ 17,240	$ 1,258	$ 116	$ 18,382
December 31, 2016				
Communications	$ 1,223	$ 85	$ 10	$ 1,298
Financial	2,850	147	14	2,983
Industrial and other companies	8,479	346	99	8,726
Energy	2,145	105	49	2,201
Utilities	2,436	130	31	2,535
Transportation	618	26	6	638
Total	$ 17,751	$ 839	$ 209	$ 18,381

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 52.1% and 58.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2017 and 2016, the fair value of loaned securities was $799 and $548, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $744 and $248, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $744 and $248, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $61 and $316, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2017[1][2]	December 31, 2016[1][2]
U.S. Treasuries	$ 177	$ 304
U.S. corporate public securities	460	179
Foreign corporate public securities and foreign governments	168	80
Short-term Investments	—	1
Payables under securities loan agreements	$ 805	$ 564

[1] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include cash collateral of $744 and $248, respectively.
[2] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include non-cash collateral of $61 and $316, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $411 and $348 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$ 1,859	$ 63	$ 119	$ 3	$ 1,692	$ 82	$ 3,670	$ 148

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134	$ 2	$ —	$ —	$ —	$ —	$ 134	$ 2
State, municipalities and political subdivisions	427	15	—	—	5	1	432	16
U.S. corporate public securities	2,107	53	2	—	180	19	2,289	72
U.S. corporate private securities	1,011	48	23	1	131	30	1,165	79
Foreign corporate public securities and foreign governments	678	21	1	—	132	17	811	38
Foreign corporate private securities	600	23	—	—	45	3	645	26
Residential mortgage-backed	881	23	109	3	54	3	1,044	29
Commercial mortgage-backed	415	16	5	—	6	—	426	16
Other asset-backed	147	—	1	—	17	1	165	1
Total	$ 6,400	$ 201	$ 141	$ 4	$ 570	$ 74	$ 7,111	$ 279

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.4% and 88.6% of the average book value as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
Six months or less below amortized cost	$ 6,702	$ 22	$ 215	$ 5	1,098	9
More than six months and twelve months or less below amortized cost	269	3	14	1	54	2
More than twelve months below amortized cost	313	81	21	23	128	5
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		**Unrealized Capital Losses**		**Number of Securities**	
	< 20%	**> 20%**	**< 20%**	**> 20%**	**< 20%**	**> 20%**
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
U.S. Treasuries	$ 136	$ —	$ 2	$ —	22	—
State, municipalities and political subdivisions	448	—	16	—	187	—
U.S. corporate public securities	2,352	9	69	3	417	3
U.S. corporate private securities	1,162	82	56	23	108	3
Foreign corporate public securities and foreign governments	837	13	35	3	159	3
Foreign corporate private securities	670	—	26	—	64	2
Residential mortgage-backed	1,073	—	29	—	196	3
Commercial mortgage-backed	442	—	16	—	90	1
Other asset-backed	164	2	1	—	37	1
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3. As of December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,907	$ 4,911	$ 5	$ 4,251	$ 4,256
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,906	$ 4,910	$ 5	$ 4,250	$ 4,255

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2017	December 31, 2016
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2017	December 31, 2016
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 6	$ 6

As of December 31, 2017 and 2016 the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 8	$ 22
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	1
Interest income recognized on impaired loans, on a cash basis[1]	—	—	1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 341	$ 369
>50% - 60%	1,256	1,079
>60% - 70%	3,042	2,574
>70% - 80%	262	231
>80% and above	10	3
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,902	$ 3,428
>1.25x - 1.5x	340	415
>1.0x - 1.25x	600	341
Less than 1.0x	54	47
Commercial mortgage loans secured by land or construction loans	15	25
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 985	20.1%	$ 969	22.8%
South Atlantic	982	20.0%	956	22.5%
Middle Atlantic	1,097	22.4%	710	16.7%
West South Central	552	11.2%	432	10.2%
Mountain	457	9.3%	371	8.7%
East North Central	468	9.5%	448	10.5%
New England	77	1.6%	81	1.9%
West North Central	243	4.9%	223	5.2%
East South Central	50	1.0%	66	1.5%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,383	28.1%	$ 1,359	31.8%
Industrial	1,326	27.0%	961	22.6%
Apartments	948	19.3%	794	18.7%
Office	829	16.9%	711	16.7%
Hotel/Motel	177	3.6%	170	4.0%
Mixed Use	52	1.1%	50	1.2%
Other	196	4.0%	211	5.0%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Year of Origination:		
2017	$ 1,086	$ —
2016	867	875
2015	703	729
2014	538	548
2013	644	685
2012	510	681
2011 and prior	563	738
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 3	2	$ 9	8
Foreign corporate public securities and foreign governments[1]	2	3	12	3	34	9
Foreign corporate private securities[1]	9	2	1	2	1	1
Residential mortgage-backed	1	17	3	25	2	26
Commercial mortgage-backed	— *	1	—	—	—	—
Other asset-backed	—	—	—	—	— *	1
Total	$ 12	26	$ 19	32	$ 46	45

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above tables include $12, $1 and $4 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining write-downs for the year ended December 31, 2017 related to intent impairments are immaterial. The remaining $18 and $42 in write-downs for the years ended December 31, 2016 and 2015, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 4	1	$ 9	7
Foreign corporate public securities and foreign governments[1]	—	—	12	2	32	8
Residential mortgage-backed	— *	6	2	4	1	5
Commercial mortgage-backed	— *	1	—	—	—	—
Total	$ —	10	$ 18	7	$ 42	20

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
		2017		2016		2015
Balance at January 1	$	9	$	19	$	22
Additional credit impairments:						
On securities not previously impaired		9		—		—
On securities previously impaired		—		1		1
Reductions:						
Increase in cash flows		—		2		—
Securities sold, matured, prepaid or paid down		2		9		4
Balance at December 31	$	16	$	9	$	19

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
		2017		2016		2015
Fixed maturities	$	1,302	$	1,325	$	1,230
Equity securities, available-for-sale		4		4		4
Mortgage loans on real estate		211		191		195
Policy loans		10		12		12
Short-term investments and cash equivalents		1		1		1
Other		60		30		22
Gross investment income		1,588		1,563		1,464
Less: investment expenses		68		62		54
Net investment income	$	1,520	$	1,501	$	1,410

As of December 31, 2017 and 2016, the Company had $3 of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Fixed maturities, available-for-sale, including securities pledged	$ (29)	$ (70)	$ (65)
Fixed maturities, at fair value option	(226)	(201)	(142)
Derivatives	9	51	(14)
Embedded derivatives - fixed maturities	(5)	(6)	(4)
Guaranteed benefit derivatives	55	13	(52)
Other investments	(4)	—	—
Net realized capital gains (losses)	$ (200)	$ (213)	$ (277)
After-tax net realized capital gains (losses)	$ (131)	$ (139)	$ (180)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Proceeds on sales	$ 2,916	$ 1,825	$ 1,836
Gross gains	30	20	25
Gross losses	39	85	49

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	533	—	52	231	13	7
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,769	117	20	29,112	438	154
Foreign exchange contracts	26	—	—	175	12	12
Equity contracts	154	9	7	89	2	—
Credit contracts	771	10	6	426	6	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	12	—	N/A	17	—
Within products	N/A	—	117	N/A	—	174
Within reinsurance agreements	N/A	—	(21)	N/A	—	(44)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 148	$ 181		$ 488	$ 303

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives

C-42

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2017 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2016 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 426	$ 6	$ —
Equity contracts	89	2	—
Foreign exchange contracts	406	25	19
Interest rate contracts	25,606	438	154
		471	173
Counterparty netting[1]		(169)	(169)
Cash collateral netting[1]		(266)	—
Securities collateral netting[1]		(11)	(2)
Net receivables/payables		$ 25	$ 2

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $43 and $227 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral. As of December 31, 2016, the Company delivered $220 of securities and held $11 of securities as collateral.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 1	$ —	$ 1
Foreign exchange contracts	12	(2)	1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(7)	50	(16)
Foreign exchange contracts	(3)	(1)	1
Equity contracts	1	1	(1)
Credit contracts	5	3	—
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(5)	(6)	(4)
Within products[2]	55	12	(52)
Within reinsurance agreements[3]	(22)	(28)	58
Managed custody guarantees[2]	—	1	—
Total	$ 37	$ 30	$ (12)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $10 and $6 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $6 was included in Derivatives assets on the Consolidated Balance Sheets. As of December 31, 2016, there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $497 on credit default swaps. As of December 31, 2016, the maximum potential

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

future exposure to the Company was $402 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total	70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729	$ 58	$ —	$ 787
U.S. Government agencies and authorities	—	4	—	4
State, municipalities and political subdivisions	—	795	—	795
U.S. corporate public securities	—	9,965	7	9,972
U.S. corporate private securities	—	2,436	525	2,961
Foreign corporate public securities and foreign governments[1]	—	2,884	—	2,884
Foreign corporate private securities [1]	—	2,756	154	2,910
Residential mortgage-backed securities	—	2,767	21	2,788
Commercial mortgage-backed securities	—	1,308	10	1,318
Other asset-backed securities	—	449	27	476
Total fixed maturities, including securities pledged	729	23,422	744	24,895
Equity securities, available-for-sale	34	—	48	82
Derivatives:				
Interest rate contracts	—	438	—	438
Foreign exchange contracts	—	25	—	25
Equity contracts	—	2	—	2
Credit contracts	—	6	—	6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	940	33	—	973
Assets held in separate accounts	57,192	4,783	6	61,981
Total assets	$ 58,895	$ 28,709	$ 798	$ 88,402
Percentage of Level to total	67%	32%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23	$ 23
Stabilizer and MCGs	—	—	151	151
Other derivatives:				
Interest rate contracts	1	153	—	154
Foreign exchange contracts	—	19	—	19
Equity contracts	—	—	—	—
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(44)	—	(44)
Total liabilities	$ 1	$ 128	$ 174	$ 303

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities, and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2017, $0.6 billion and $18.1 billion of a total fair value of $25.0 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.7 billion and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2017										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2016										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 2	$ —	$ —	$ —	$ —	$ (1)	$ (1)	$ 7	$ —	$ 7	$ —
U.S. Corporate private securities	396	—	3	173	—	(17)	(67)	44	(7)	525	—
Foreign corporate public securities and foreign governments[1]	1	(1)	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	158	(1)	6	—	—	—	(26)	20	(3)	154	(1)
Residential mortgage-backed securities	28	(7)	—	—	—	—	—	—	—	21	(7)
Commercial mortgage-backed securities	13	—	—	3	—	—	(5)	—	(1)	10	—
Other asset-backed securities	13	—	—	15	—	—	(2)	1	—	27	—
Total fixed maturities, including securities pledged	611	(9)	9	191	—	(18)	(101)	72	(11)	744	(8)
Equity securities, available-for-sale	48	—	—	—	—	—	—	—	—	48	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(162)	16	—	—	(5)	—	—	—	—	(151)	—
FIA[2]	(23)	(3)	—	—	—	—	3	—	—	(23)	—
Assets held in separate accounts[5]	4	—	—	3	—	—	—	3	(4)	6	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2017		December 31, 2016	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,042	$ 25,042	$ 24,895	$ 24,895
Equity securities, available-for-sale	60	60	82	82
Mortgage loans on real estate	4,910	4,924	4,255	4,340
Policy loans	214	214	219	219
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	1,078	973	973
Derivatives	136	136	471	471
Notes receivable from affiliates	175	222	175	216
Short-term loan to affiliate	80	80	—	—
Assets held in separate accounts	73,036	73,036	61,981	61,981
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	25,314	29,431	24,943	28,877
Supplementary contracts, immediate annuities and other	365	418	386	438
Deposit liabilities	135	198	172	246
Derivatives:				
Guaranteed benefit derivatives:				
FIA	20	20	23	23
Stabilizer and MCGs	97	97	151	151
Other derivatives	85	85	173	173
Long-term debt	5	5	5	5
Embedded derivatives on reinsurance	(21)	(21)	(44)	(44)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Short-term loans to affiliate: Due to their short-term nature, fair value approximates carrying value. Short-term loans to affiliate are classified as Level 2.

Investment contract liabilities:

>*Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

>*Supplementary contracts and immediate annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2015	$ 396	$ 527	$ 923
Deferrals of commissions and expenses	77	6	83
Amortization:			
Amortization, excluding unlocking	(84)	(109)	(193)
Unlocking [1]	(23)	(9)	(32)
Interest accrued	36	56 [2]	92
Net amortization included in the Consolidated Statements of Operations	(71)	(62)	(133)
Change in unrealized capital gains/losses on available-for-sale securities	118	238	356
Balance as of December 31, 2015	520	709	1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [1]	(24)	(73)	(97)
Interest accrued	38	51 [2]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	$ 385	$ 367	$ 752

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2017, 2016 and 2015.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2018	38
2019	26
2020	23
2021	20
2022	18

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103. As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $158.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $8.6 billion and $8.0 billion, respectively.

7.   Reinsurance

As of December 31, 2017, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2017, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Subsequent to December 31, 2017, the Company recaptured its agreement with Langhorne I, LLC. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2017 and 2016, the Company had $1.5 billion and $1.6 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7 and $8 were maintained for this contract as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | |
	2017	2016
Reserves ceded and claims recoverable	$ 1,512	$ 1,650
Premiums receivable, net	(16)	(16)
Total	$ 1,496	$ 1,634

For the years ended December 31, 2017, 2016 and 2015, premiums, net of reinsurance were $48, $870 and $657, respectively.

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017. During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278, $274 of which was paid on May 23, 2016 and $4 of which was paid on December 27, 2016.

On March 23, 2017, VFP paid a $20 dividend to VRIAC; on June 23, 2017, VFP paid a $20 dividend to VRIAC; on September 25, 2017, VFP paid a $20 dividend to VRIAC; and on December 15, 2017, VFP paid a $25 dividend to VRIAC. During the year ended December 31, 2016, VFP paid dividends in the amount of $85 to VRIAC.

During the years ended December 31, 2017 and 2016, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2017 and 2016, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $195, $266 and $318, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $2.0 billion as of December 31, 2017 and 2016, respectively.

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2017	**2016**	**2015**
Fixed maturities, net of OTTI	$ 1,451	$ 862	$ 437
Equity securities, available-for-sale	15	15	14
Derivatives	124	201	209
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(433)	(324)	(196)
Premium deficiency reserve adjustment	(115)	(90)	(67)
Other	5	—	—
Unrealized capital gains (losses), before tax	1,047	664	397
Deferred income tax asset (liability)	(234)	(111)	(18)
Unrealized capital gains (losses), after tax	813	553	379
Pension and other postretirement benefits liability, net of tax	5	6	7
AOCI	$ 818	$ 559	$ 386

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2017		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 564	$ (190)	$ 374
Equity securities	—	—	—
Other	5	(2)	3
OTTI	(4)	1	(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	29	(10)	19
DAC/VOBA and Sales inducements	(109) [1]	42	(67)
Premium deficiency reserve adjustment	(25)	9	(16)
Change in unrealized gains/losses on available-for-sale securities	460	(150)	310
Derivatives:			
Derivatives	(53) [2]	19	(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	8	(16)
Change in unrealized gains/losses on derivatives	(77)	27	(50)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ 381	$ (122)	$ 259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	346	$	(121)	$	225
Equity securities		1		—		1
Other		—		—		—
OTTI		9		(3)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70		(25)		45
DAC/VOBA and Sales inducements		(128) [1]		45		(83)
Premium deficiency reserve adjustment		(23)		8		(15)
Change in unrealized gains/losses on available-for-sale securities		275		(96)		179
Derivatives:						
Derivatives		11 [2]		(4)		7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19)		7		(12)
Change in unrealized gains/losses on derivatives		(8)		3		(5)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	266	$	(93)	$	173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,184)	$	410	$	(774)
Equity securities		—		—		—
Other		—		—		—
OTTI		3		(1)		2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		65		(23)		42
DAC/VOBA and Sales inducements		356 [1]		(125)		231
Premium deficiency reserve adjustment		63		(22)		41
Change in unrealized gains/losses on available-for-sale securities		(697)		239		(458)
Derivatives:						
Derivatives		20 [2]		(7)		13
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(14)		5		(9)
Change in unrealized gains/losses on derivatives		6		(2)		4
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	(693)	$	238	$	(455)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

		Year Ended December 31,				
		2017		**2016**		**2015**
Current tax expense (benefit):						
Federal	$	37	$	24	$	54
Total current tax expense (benefit)		37		24		54
Deferred tax expense (benefit):						
Federal		(158)		(3)		(1)
Total deferred tax expense (benefit)		(158)		(3)		(1)
Total income tax expense (benefit)	$	(121)	$	21	$	53

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2017		**2016**		**2015**
Income (loss) before income taxes	$	89	$	134	$	226
Tax rate		35.0 %		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		31		47		79
Tax effect of:						
Dividends received deduction		(36)		(27)		(24)
Valuation allowance		(5)		(2)		(4)
Tax Credit		5		2		4
Effect of Tax Reform		(116)		—		—
Other		—		1		(2)
Income tax expense (benefit)	$	(121)	$	21	$	53
Effective tax rate		(136.0)%		15.7%		23.5%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2017	**2016**
Deferred tax assets		
Insurance reserves	$ 125	$ 224
Investments	75	141
Compensation and benefits	55	71
Other assets	3	8
Total gross assets before valuation allowance	258	444
Less: Valuation allowance	—	5
Assets, net of valuation allowance	258	439
Deferred tax liabilities		
Net unrealized investment (gains) losses	(311)	(346)
Deferred policy acquisition costs	(134)	(316)
Total gross liabilities	(445)	(662)
Net deferred income tax asset (liability)	$ (187)	$ (223)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the Company had no valuation allowance. As of December 31, 2016, the Company had total valuation allowance of $5. As of December 31, 2017 and December 31, 2016, $119 and $124, respectively, of these valuation allowances were allocated to continuing operations, and $(119) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the decreases in the valuation allowance were $5, $2 and $4, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable from Voya Financial, Inc. of $(23)and $1 as of December 31, 2017 and 2016, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2017 and December 31, 2016.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and December 31, 2016.

Tax Regulatory Matters

Voya Financial, Inc. (including the Company) return is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $8, $8 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11, $10 and $10, for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2017 and 2016:

| | Year Ended December 31, | |
	2017	2016
Change in benefit obligation:		
Benefit obligation, January 1	$ 88	$ 88
Interest cost	4	4
Benefits paid	(5)	(5)
Actuarial (gains) losses on obligation	1	1
Benefit obligation, December 31	$ 88	$ 88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2017 and 2016:

| | December 31, | |
	2017	2016
Accrued benefit cost	$ (88)	$ (88)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(1)	(2)
Net amount recognized	$ (89)	$ (90)

Assumptions

The discount rate used in the measurement of the December 31, 2017 and 2016 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2017	2016
Discount rate	3.85%	4.55%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2017	2016	2015
Discount rate	4.55%	4.81%	4.36%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,					
		2017		2016		2015
Interest cost	$	4	$	4	$	4
Amortization of prior service cost (credit)		(1)		(1)		(1)
Net (gain) loss recognition		1		1		(7)
Net periodic (benefit) cost	$	4	$	4	$	(4)

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2018	$	6
2019		6
2020		6
2021		6
2022		6
2023-2027		27

In 2018, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $24, $22 and $22 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $9, $8 and $8 for the years ended 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $11 as security for its repayment obligations with respect to the loan. The letter of credit was cancelled in August 2017. As of December 31, 2017 and 2016, the amount of the loan outstanding was $5, which was reflected in Long-term debt on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended to allow for the substitution of cash as collateral in place of the letter of credit along with a Pledge and Security Agreement between VRIAC and the DECD pursuant to which VRIAC grants the DECD a lien on and security interest in a cash deposit account in the name of VRIAC held at The Bank of New York Mellon ("BNY Mellon") and a Collateral Account Control Agreement by and among VRIAC, the DECD and BNY Mellon to accommodate the cash deposit account. Upon completion of the amendment documents, on August 1, 2017, $5 in cash was transferred into the cash deposit account. The pledged cash collateral amount is the current outstanding principal amount of $5, reflecting a recent immaterial amount of credit for loan forgiveness, plus an amount to cover a default penalty of 2.5% of the original $10 funding. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in the Company no longer being party to any operating leases. For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $179 and purchase limited partnerships and private placement investments of $527.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2017		**2016**	
Other fixed maturities-state deposits	$	13	$	13
Securities pledged[1]		960		768
Total restricted assets	$	973	$	781

[1] Includes the fair value of loaned securities of $799 and $548 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $161 and $220, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. Subsequent to December 31, 2017, the Company issued $100 of funding agreements to the FHLB and pledged assets as required collateral.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. On July 19, 2017, the district court granted the Company's motion to dismiss, but permitted the plaintiff to file an amended complaint. The plaintiff has filed a first amended complaint, and the Company has moved to dismiss that complaint.

Litigation also includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

―――

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $64, $58 and $52, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $263, $265 and $235, respectively.

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreement were incurred in the amount of $43, $45 and $27, respectively.

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2017, 2016 and 2015, VRIAC's net earnings related to the agreement were in the amount of $7, $5 and $8, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $55, $33 and $35, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by VRIAC were $77, $73 and $74, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were collected in the amount of $170, $175 and $230, respectively. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continues to pay the Contracting Party the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under these intercompany agreements in the amounts of $83, $123 and $207, respectively.

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under this service agreement in the amounts of $2, $3 and $3, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $23, $70 and $68, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2017 and 2016, the Company had deposit assets of $63 and $80, respectively, and deposit liabilities of $135 and $172, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business.

Effective January 1, 2018, the Company recaptured its coinsurance agreement with Langhorne to manage the reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee, which resulted in the Company recording a $74 pre-tax gain on recapture of reinsured business that will be reported in Operating expenses in the first quarter 2018 Consolidated Statement of Operations.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2017, 2016 and 2015, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $179, $350 and $380, respectively. As of December 31, 2017 and 2016, DSL had $8 and $30, respectively, receivable from

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Voya Investors Trust under the management agreement. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2017, 2016 and 2015, distribution revenues received by VFP related to affiliated mutual fund products were $27, $25 and $26, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2017, 2016, and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017 and 2015 and an immaterial amount for the year ended 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2017 the Company has an outstanding receivable of $80 and no outstanding payable. As of December 31, 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11 for each of the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with VIAC in order to provide a joint and several guarantee of its payment obligations as the issuer of the Note. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Note.